As filed with the Securities and Exchange Commission on June 29, 2026.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Exyn Technologies, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3823	47-2345934
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Exyn Technologies, Inc.

2118 Washington Avenue, Suite 1000

Philadelphia, PA 19146

(215) 999-0200

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Brandon Torres Declet

Chief Executive Officer

2118 Washington Avenue, Suite 1000

Philadelphia, PA 19146

(215) 999-0200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Andrew P. Gilbert
Anna K. Spence
DLA Piper LLP (US)
51 John F. Kennedy Parkway
Suite 120
Short Hills, NJ 07078
(973) 520-2550

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 29, 2026

PRELIMINARY PROSPECTUS

3,658,564 Shares of Common Stock

189,753 Warrants to Purchase Common Stock

Exyn Technologies, Inc.

The holders of shares of common stock and/or warrants to purchase shares of common stock, or their permitted transferees (collectively, the “selling stockholders”), identified in this prospectus are offering 3,658,564 shares of our common stock and 189,753 warrants to purchase 189,753 shares of our common stock (collectively, the “securities”). We are not selling any securities under this prospectus and will not receive any proceeds from the sale of securities by the selling stockholders. We will bear all of the offering expenses.

Our common stock and warrants are listed on the Nasdaq Capital Market (“Nasdaq”) under the trading symbol “EXYN” and “EXYNW,” respectively. On June 26, 2026, the last reported sale price of our common stock and warrants on Nasdaq was $4.86 and $0.89 per share and per warrant, respectively.

We are an “emerging growth company” and a “smaller reporting company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, as such, have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary - Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 11 to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated            , 2026

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. None of the Company or the selling stockholders have authorized anyone to provide you with different information. None of the Company or the selling stockholders take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus, or any free writing prospectus, as the case may be, or any sale of our securities. Our business, results of operations, prospects and financial condition may have changed since such date.

For investors outside the United States: the selling stockholders are offering to sell, and seeking offers to buy, our securities only in jurisdictions where offers and sales are permitted. None of the Company, or the selling stockholders, have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside the United States.

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PROSPECTUS SUMMARY

The following summary contains selected information contained elsewhere in this prospectus. It does not contain all of the information that is important to you and your investment decision. Before you make an investment decision, you should review this prospectus in its entirety, including matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our Consolidated Financial Statements and the related notes included elsewhere in this prospectus. Some of the statements in the following summary constitute forward-looking statements. See “Special Note Regarding Forward-Looking Statements.” Unless the context otherwise requires, all references in this prospectus to “Exyn,” the “Company,” “we,” “us,” “our,” or similar terms refer to Exyn Technologies, Inc. and our wholly owned subsidiaries.

Overview

We are a pioneer in fully adaptive and cognitive mission-level autonomous robotics and artificial intelligence (“AI”), delivering advanced solutions that enable safe, efficient, and scalable autonomy in complex, GPS-denied environments. Our mission is to deliver world-class autonomous robots to data-hungry industries to unlock new insights that drive smarter decisions. Leveraging proprietary Level 4B autonomy software and cutting-edge aerial and ground robotic systems, we empower industries, including mining, construction, critical infrastructure, and defense with real-time 3D mapping, data analytics, and autonomous navigation.

Founded in 2014 as a spin-out from the renowned General Robotics, Automation, Sensing and Perception Laboratory (“GRASP Laboratory”) at the University of Pennsylvania by Dr. Vijay Kumar, the Nemirovsky Family Dean for the School of Engineering and Applied Science and headquartered in Philadelphia, Pennsylvania, Exyn has developed a robust suite of hardware-agnostic autonomy software that allows aerial and ground robots to navigate and operate without human control, prior maps, or external infrastructure. Our solutions provide customers with the ability to rapidly digitize and analyze challenging environments such as underground mines, warehouses, tunnels, and contested battlefields, while improving safety, efficiency, and decision-making.

We are in the market with commercially-available and robustly field tested, full autonomy robots capable of completely self-directed flight and ground navigation in GPS-denied, communication-limited, and dynamic environments. Our platform is designed to integrate seamlessly with a wide range of robotic form factors, enabling original equipment manufacturers (“OEMs”), defense agencies, and industrial customers to extend and scale autonomy across diverse mission sets.

Our software for localization, autonomous navigation, and 3D map creation is ExynAI. Currently, we package ExynAI software modules within our hardware, Nexys, a modular mapping and autonomy payload that allows users to quickly capture highly accurate, colorized, real-time 3D point clouds in complex, dangerous, or inhospitable environments. Our unique technology is built upon the fusion of multiple sensor inputs that create a highly accurate real-time map, thus enabling autonomous flight and ground operations. Nexys-enabled robots are highly differentiated and robust, making them ideal and practical for complex industrial environments.

Our products are designed to serve customers of all sizes and complexity across multiple industry verticals, such as mining, construction, energy, geospatial, critical infrastructure inspection and defense. Whether packaged as Exyn branded products or via software as part of third-party systems, our Nexys product and our ExynAI software platform are easily integrated into existing business systems and processes, making them essential to a wide range of operators. As customers of our software deploy robotic systems at scale, the use of ExynAI enables them to not only save money and improve productivity, but in many cases to avoid needless “hazardous man-hours” and reduce environmental impact, thereby creating significant value across multiple categories.

Software

ExynAI

ExynAI is our proprietary mobile mapping and autonomy software that incorporates industry leading capabilities in simultaneous localization and mapping (“SLAM”), motion planning, and control. It enables autonomous navigation in unstructured, GPS-denied environments while simultaneously capturing a feature-rich, colorized digital twin that can be rendered in real-time. Running on our modular hardware product, the Nexys, ExynAI is a critical tool in the modern surveyor’s toolkit. ExynAI is also built from the ground up to be modular, platform agnostic, and open to third-party data streams, making it highly versatile and extensible. Now, with years of customer operations all across the globe in a variety of environments, we believe it is poised to become a core software component for the mapping and autonomous systems of the future.

Specialized modes for ExynAI give users the ability to quickly define mission types and create a high-level mission objective in seconds. The most common example of this is Exploration mode, which is built for venturing into the unknown, and is the most widely used mode by our autonomous navigation users via ExynAI. Operators can simply define an area of interest inside ExynView and then launch a mission for the robot to explore. Once the mission is started, ExynAI takes control to autonomously map the entire area without the need for a connection to ExynView or an operator in control.

On the capture and navigation side, ExynAI, when coupled with our SLAM-based light detection and ranging (“LiDAR”) scanning technology, delivers survey-grade 3D models without a pilot. ExynAI is capable of consuming and analyzing a variety of data streams once the appropriate sensors are connected to Nexys while mapping. This can be a vital tool for first responders, for example, looking to capture gas sensor readings while creating a response plan or for simply overlaying Global Navigation Satellite System (“GNSS”) information on a digital twin; other examples of rich data additions are radiation and depth. The Nexys autonomy and mapping ecosystem, which includes Nexys, ExynAI, ExynView and the various accessories and supported systems, is built from the ground up to give operators a modular, mobile tool to collect real world data and transform it into accurate, actionable digital twins.

Since 2016, ExynAI has performed thousands of completely autonomous flights traveling around the world, proving our autonomous navigation and mapping can safely complete missions in the most challenging environments where and when operators need it the most.

Our hardware and software solutions are designed to perform in the most demanding conditions and are built around the capabilities our customers depend on every day:

●	Precision Mapping: Generate survey-grade 3D maps in real-time, even in GPS-denied or signal-limited environments.
●	Robust Localization: Reliable and accurate localization performance across challenging environments, including GPS-rich, GPS-denied, high-speed, and complex 3D settings.
●	Proven Field-Ready Autonomy: Validated across hundreds of deployments and thousands of flights, with demonstrated resilience and reliability in diverse and challenging conditions, including dusty environments and obstacle-rich terrains.
●	Scalable Solutions: Allows customers to expand their hardware’s capabilities to meet diverse mission needs quickly and efficiently.

ExynView

ExynView is our proprietary software suite used to plan and execute fully autonomous missions, view real-time point cloud data, and post-process that data into actionable 3D digital models. Surveying professionals can quickly and easily plan autonomous missions through ExynView to send Nexys-enabled robots into areas too dangerous for people to work. Operators can track real-time progress of the mission while communications are in range.

ExynView’s robust post-processing capabilities can quickly take a scan from captured to actionable data. Its capabilities include:

●	refinement, cleanup, and colorization of the point cloud;
●	Ground Control Points (“GCPs”) or Global Positioning System / Global Navigation Satellite System (“GPS/GNSS”) based georeferencing and anchoring; and
●	export of georeferenced maps in standard data formats for use in customer workflows.

ExynView’s post-processing software transforms Nexys data into actionable 3D models without ever needing to leave the job site.

Hardware

Exyn Nexys

The Nexys product line is a modular 3D mapping solution designed to reduce time to capture data, increase safety, and drive efficiency for challenging, complex, or dangerous environments. Nexys also provides platform-agnostic autonomy, meaning it can be swapped from robot to robot depending on the use case or environment. The ExynAI software is embedded on the Nexys hardware and is able to operate without any offboard communications. Our team is continually validating new robotic platforms and additional sensors to expand the supported ecosystem.

Nexys can quickly and easily switch between a variety of configurations - handheld, backpack, aerial robot, terrestrial robot, vehicle, pole and custom configurations. Built with rigorous industrial usage in mind, Nexys may be used in any mapping environment, offering users flexibility and cost efficiency. ExynAI on Nexys creates detailed 3D maps in real time, updating continuously as new data comes in. It delivers reliable, survey-grade accuracy within about one centimeter while capturing about one million data points every second. The full power of Nexys is unlocked with an ExynAI autonomy license, where our industry leading Level 4B autonomy enables drones and ground robots to autonomously navigate and map the most dangerous environments.

Competitive Strengths

We believe the following strengths are key differentiators for our business, enabling us to provide innovative and mission-critical solutions to our customers and drive profitable growth in our business.

Proprietary Level 4B Autonomy Software

Leveraging our proprietary Level 4B autonomy software allows us to enable true self-navigating robots. We believe ExynAI represents a significant opportunity to increase safety in a number of industries, reduce operational costs to our customers. As our platform capabilities expand, we believe our target applications, use cases, and points of differentiation in the marketplace will similarly expand.

Hardware-Agnostic Payload

We focus on continuing to innovate adaptable hardware platforms across aerial and ground systems. Nexys is a hardware-agnostic autonomy and mapping payload, meaning it can be swapped from robot to robot depending on the use case or environment.

Nexys Integration into Other Products via an API

The Nexys is the only mobile mapping and autonomy payload that offers an Application Programming Interface (“API”) to interact with and control the device’s various functions. The API enables other companies to incorporate the Nexys into their own products. These customers use their own software applications (instead of ExynView) to communicate with the Nexys and are able to build on top of its capabilities to address specialized use-cases.

Established Track Record

As illustrated by the graphic below, we have an established track record with deployments in mining, construction, and infrastructure sectors. Our customers range from commercial and federal information technology specialists to corporate construction managers and have one thing in common: appreciation for safe, efficient, and sophisticated data-capture technology.

Experienced Leadership Team with Deep Experience in Robotics, AI, and Advanced Autonomy

Our experienced leadership team, led by Brandon Torres Declet, Ben Williams, and Brandon Duick, has extensive entrepreneurial and operational expertise in robotics, AI, and advanced autonomy. We are powered by a team of experts in autonomous systems, robotics, and industrial engineering, and have drawn talent from the University of Pennsylvania’s renowned GRASP Laboratory as well as other highly regarded research institutions. With a breadth of experience from Boeing, Sikorsky Aircraft Corporation, Lockheed Martin and United Technologies Research Center, altogether our technical team demonstrates extensive post-graduate experience and includes multiple Defense Advanced Research Projects Agency (“DARPA”) Urban Challenge veterans.

Although we believe these competitive strengths will contribute to the growth and success of our company, our business is subject to risks that may prevent us from achieving our business objectives or otherwise adversely affect our business, results of operations or financial condition. For a description of the competitive challenges we face and the limitations of our business and operations, see “Risk Factors.”

Growth Strategy

As indicated above, we started with proving the core capabilities of the ExynAI software with a highly integrated and verticalized product, the ExynAero. Over time, we have greatly extended the reach of that software through modularity and flexibility across the next few generations of products.

●	Platform Growth
●	ExynAero & ExynPak - Initially fielded our SLAM and autonomy software on Exyn hardware and a single drone (ExynAero) and single hand-held; targeted the specific use-case of mine survey.
●	Nexys Modular - Extended our flexibility and productization by combining Aero + Pak into a single device that could also be used as a system payload (geospatial).
●	Nexys (Flexible Integration) - Further modularized the product (Nexys) and added support for a range of configurations, aerial platforms, and a ground platform to continue to push market share for general geospatial survey application and greatly improved mapping performance.
●	Software Growth
●	Nexys + API - Extending the capabilities for the Nexys by adding an API so that it can be integrated into third party products to address more specialized use-cases, at scale.
●	ExynAI Software Development Kit (“SDK”) - With market-validated mature SLAM and autonomy software hardened over years of operation, packing the software into an SDK allows third-party OEMs to greatly improve their platforms using our hard-earned capabilities, and significantly expands the markets we can operate in.

We have spent the past decade refining and improving our proprietary technology platform and product offerings in some of the most hostile operating environments imaginable. With our proven capabilities in GPS-denied, autonomous navigation and mapping, we are now focused on expanding our reach across a wide range of market opportunities that we believe are primed for rapid adoption of robotic autonomy.

We intend to pursue the following strategies in order to continue realizing meaningful growth across our business:

1. Expanding OEM partnerships to integrate our software into third-party robotic systems.

Exyn’s software-defined autonomy mapping and autonomy software is flexible and extensive across numerous hardware stacks, enabling rapid integration into a variety of robots and applications via both the Nexys API and through the ExynAI software-only SDK. We believe that embedding ExynAI into third-party systems will significantly increase our market penetration and recurring software revenue.

2. Scaling our presence in defense markets.

The defense sector is undergoing rapid transformation through accelerated adoption of autonomous systems for reconnaissance, contested logistics, and force protection. Exyn’s autonomy has been validated in defense-relevant environments such as subterranean tunnels and urban structures. Our wholly owned subsidiary, Exyn Defense, Inc. (“Exyn Defense”), is a dedicated defense-focused organization that delivers ExynAI-powered autonomy and mapping software for government, national security, and allied mission applications. Exyn Defense is structured to serve government and allied customers operating in GPS-denied, communications-contested, and high-risk environments, and supports autonomous aerial, ground, and hybrid robotic systems in mission-critical settings. Exyn Defense’s platform- agnostic architecture is designed to enable integration across multiple robotic platforms, expanding potential deployment opportunities while reducing dependence on any single hardware platform. Exyn Defense generates revenue through software products and services, especially focused on the deployment of software capabilities initially developed and tested commercially but packaged explicitly for government- specific requirements. We believe recent enhancements to the ExynAI software platform, including advanced mapping, post- processing, and workflow automation capabilities, further strengthen the potential applicability of our technology to defense and government use cases, where rapid, high-fidelity situational awareness and streamlined operational workflows are essential. Our long-term strategy includes increasing the proportion of revenue derived from software licensing, embedded autonomy enablement, SDK integrations, and structured multi-year capability arrangements.

3. Growing commercial deployments in mining, construction, and infrastructure inspection.

We have already demonstrated measurable ROI in underground mining by reducing survey times, improving worker safety, and enabling digitization of mine planning. We intend to scale these successes globally while expanding into adjacent verticals.

●	Mining: Expanding deployments with global operators in Australia, South America, and Africa. According to Pro Market Reports, the mine mapping system market is forecast to reach $2.5 billion by 2033.
●	Construction: Enabling digital twin creation, progress tracking, and quality assurance in megaprojects. According to Global Market Insights, the construction inspection robotics market is expected to reach $9.8 billion by 2034.
●	Infrastructure inspection: Delivering autonomous inspection of bridges, tunnels, energy assets, and transportation infrastructure, tapping into the global infrastructure inspection services market, which according to BIS Research is projected to reach $3.2 billion by 2029.

4. Investing in R&D to extend autonomy capabilities across multiple domains, including maritime and space robotics.

We believe the long-term opportunity for autonomous systems extends across every domain of operation. Exyn’s roadmap includes:

●	Maritime autonomy: Expanding ExynAI into subsea autonomous underwater vehicles (“AUVs”) and unmanned surface vessels for ocean surveying, port security, and offshore infrastructure inspection. According to Pro Market Reports, the unmanned maritime systems market is projected to grow from $4.9 billion to $16.0 billion by 2033, with a CAGR of approximately 14.3% between 2026 and 2033.
●	Space robotics: Building capabilities for GPS-denied planetary exploration, autonomous inspection of spacecraft, and participation in lunar exploration programs. According to Grand View Research, the global space robotics market was valued at $4.4 billion in 2022 and is projected to reach $8.5 billion by 2030, growing at a CAGR of 8.8%.

●	AI/Machine Learning autonomy enhancements: Advancing multi-agent coordination, energy optimization, and adaptive autonomy to maintain technological leadership.

5. Pursuing strategic acquisitions and partnerships to strengthen our technology stack and market reach.

We expect the autonomy and robotics sectors to consolidate over the next several years. We intend to opportunistically pursue acquisitions of complementary software, perception, and sensor technologies to accelerate product innovation and market expansion. Additionally, partnerships across communications, AI/machine learning, and systems integration will broaden our customer reach and strengthen our competitive moat.

Risk Factors Summary

Investing in our securities involves risks, which are discussed more fully under “Risk Factors.” You should carefully consider all the information in this prospectus, including under “Risk Factors,” before making an investment decision. Some of the most significant risks we face include, but are not limited to, the following:

●	Our financial statements have been prepared on a going-concern basis and our continued operations are in doubt.
●	We have identified several material weaknesses in our internal control over financial reporting. If we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.
●	We may be subject to significant liabilities, penalties, interest, and other adverse consequences if we fail to properly assess, collect, and remit Canadian indirect taxes, and any such exposure could be material to our business, financial condition, results of operations, and cash flows.
●	We have a history of losses, and we may not be able to generate sufficient revenue to achieve or maintain profitability in the future.
●	We are an early-stage company with a limited sales history, which makes it difficult to evaluate our prospects and future operating results.
●	If we fail to manage our growth effectively, our business and operating results will be adversely affected.
●	We will need to raise substantial additional funds in the future, which funds may not be available or, if available, may not be available on acceptable terms.
●	Our substantial indebtedness could materially adversely affect our financial condition.
●	If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards and changing customer needs or requirements, our solutions may become less competitive.
●	If we fail to penetrate new markets, including the future sale of our software development kits and application programming interfaces to OEMs, our revenue and financial condition could be harmed.
●	We may face commercial operational risks because of our reliance on technology. Our information technology systems may be subject to failure, interruption or security breaches.
●	Our products and future services may be affected from time to time by design and manufacturing defects that could materially adversely affect our business and result in harm to our reputation.
●	Our products use third-party software and services that may be difficult to replace or cause errors or failures of our products that could lead to a loss of customers or harm to our reputation and our operating results.

●	For certain of the components and services included in our products there may be a limited number of suppliers we can rely upon and if we are unable to obtain these components and services when needed we could experience delays in the manufacturing of our products and delivering our services, and our financial results could be adversely affected.
●	We face competition from other technology companies, many of which have substantially greater resources.
●	Third-party claims that we are infringing or otherwise violating the intellectual property rights of others, whether successful or not, could subject us to costly and time-consuming litigation or require us to obtain expensive licenses, and our business could be harmed.
●	Operating in highly regulated businesses with new and ever-changing laws and regulations requires significant resources.
●	Policy changes affecting international trade could adversely impact the cost of our products and our competitive position.
●	Privacy and data security laws and regulations could require us to make changes to our business, impose additional costs on us and reduce the demand for our software solutions.
●	We will continue to incur increased costs as a result of operating as a public company, and our management will continue to be required to devote substantial time to new compliance initiatives.

These and other risks are more fully described in the section entitled “Risk Factors” in this prospectus. If any of these risks actually occur, our business, financial condition, results of operations, cash flows, and prospects could be materially and adversely affected. As a result, the trading price of our common stock and warrants may decline and you could lose all or part of your investment in our securities.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year following the fifth anniversary of the completion of our initial public offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (3) the date on which we are deemed to be a large accelerated filer (which, in addition to certain other criteria, means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the end of the second quarter of that fiscal year), or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	not being required to comply with the independent registered public accounting firm attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);
●	only being required to present two years of audited financial statements, plus unaudited condensed financial statements for any interim period, and related management’s discussion and analysis of financial condition and results of operations in this prospectus;
●	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements, and registration statements; and
●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have elected to take advantage of certain of the reduced disclosure obligations regarding financial statements and executive compensation in this prospectus and expect to elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We are electing to take advantage of this extended transition period for complying with new or revised accounting standards provided for by the JOBS Act. We will therefore comply with new or revised accounting standards when they apply to private companies. As a result, our financial statements may not be comparable with companies that comply with public company effective dates for accounting standards.

We qualify as a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as the market value of our voting and non-voting common stock held by non-affiliates is less than $250 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter. As a result, the information in this prospectus and that we provide to our investors in the future may be different than what you might receive from other public reporting companies.

For risks related to our status as an emerging growth company and a smaller reporting company, see “Risk Factors — Risks Related to This Offering and Ownership of Our Common Stock and Warrants — We are an “emerging growth company” and may elect to comply with reduced public company reporting requirements, which could make our common stock less attractive to investors.”

Corporate Information

We were incorporated in Delaware on December 10, 2014. We have two wholly owned subsidiaries, Exyn Latin America SPA and Exyn Defense. Our principal executive offices are located at 2118 Washington Avenue, Suite 1000, Philadelphia, PA 19146, and our telephone number is (215) 999-0200.

The following diagram illustrates our corporate structure as of the date of this prospectus:

Our website address is www.exyn.com. Information contained on, or that can be accessed through, our website is not part of and is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Recent Developments

On June 17, 2026, the Company made its first installment payment to Evergreen Capital Management, LLC (“Evergreen”) in the amount of $472,388.33 in connection with that certain Confidential Side Letter Agreement dated May 18, 2026 (the “Evergreen Side Letter”). Pursuant to the Evergreen Side Letter, two additional installments are due in the amount of $472,388.33, each on July 17, 2026 and August 16, 2026, for a total installment amount of $1,417,164.99.

THE OFFERING

Common stock offered by the selling stockholders	3,658,564 shares of common stock

Warrants to purchase common stock offered by the selling stockholders	189,753 warrants to purchase common stock

Use of proceeds	The selling stockholders will receive all of the net proceeds from the sale of securities in this offering. We will not receive any proceeds from the sale of securities by the selling stockholders.

Dividend policy

We currently do not anticipate paying any cash dividends for the foreseeable future. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including restrictions in our current and future debt instruments, our future earnings, capital requirements, financial condition, future prospects, and applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits. See “Dividend Policy.”

Risk factors

You should read the section titled “Risk Factors” and the other information included in this prospectus for a discussion of certain factors to consider carefully before deciding to purchase any of our securities.

Nasdaq trading symbol for our common stock	“EXYN”

Nasdaq trading symbol for our warrants	“EXYNW”

RISK FACTORS

Investing in our securities involves a high degree of risk. Before you decide to invest in our securities, you should consider carefully the risks described below, together with the other information contained in this prospectus, including our consolidated financial statements and the related notes appearing elsewhere in this prospectus. We believe the risks described below are the risks that are material to us as of the date of this prospectus. If any of the following risks actually occur, our business, financial condition, results of operations, and future growth prospects could be materially and adversely affected. In these circumstances, the market price of our securities could decline, and you may lose all or part of your investment.

Risks Related to Our Financial Condition and Capital Requirements

Our financial statements have been prepared on a going-concern basis and our continued operations are in doubt.

The uncertainty about our ability to continue in operation is based on our continuing losses from operations since inception. We have incurred losses resulting in an accumulated deficit of $79,151,980 as of March 31, 2026, and anticipate further losses in the development of our business. As of March 31, 2026 and December 31, 2025, the Company had cash and cash equivalents of $1,102,166 and $812,534, respectively. As of the date of this prospectus, we expect that our current cash and cash equivalents will not be sufficient to support our projected operating requirements for at least the next 12 months. Given all these facts, we are dependent on obtaining funding from operations and the sale of debt or equity to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should we be unable to continue as a going concern.

Our ability to continue as a going concern depends on the success of any future offering and receipt of additional funds through debt or equity financing and our operations. In the event we are unable to obtain such funding, we may have to delay, reduce or eliminate certain of our planned operations, including some of our research and development and/or reduce overall overhead expense, or divest assets. This in turn may have an adverse effect on our ability to realize the value of our assets. If we are unable to continue as a going concern, you will lose all or part of your investment.

We have identified several material weaknesses in our internal control over financial reporting. If we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2024, our independent registered public accounting firm communicated to us, and management concluded, that there were 9 material weaknesses in our internal control over financial reporting largely arising from our having too few staff within our operations with sufficient knowledge of, and experience in, technical accounting and reporting matters.

For the year ended December 31, 2024, these material weaknesses included: (1) a lack of sufficient oversight and monitoring controls related to inventory tracking and valuation, including controls over completeness, accuracy, and the application of appropriate costing methodologies; (2) failure to properly analyze the allowance for credit losses, resulting in an understatement of the allowance and related credit loss expense; (3) failure to register with the applicable Canadian provinces to collect and remit required Canadian sales tax, see “Risk Factors — We may be subject to significant liabilities, penalties, interest, and other adverse consequences if we fail to properly assess, collect, and remit Canadian indirect taxes, and any such exposure could be material to our business, financial condition, results of operations, and cash flows”; (4) failure to properly state accrued liabilities, resulting in corresponding errors in expense recognition; (5) failure to appropriately identify or fair value option issuances in accordance with U.S. GAAP, resulting in a material understatement of stock-based compensation expense and additional paid-in capital; (6) failure to appropriately identify or fair value warrants issued in connection with the Loan and Security Agreement, dated as of September 27, 2023, by and between us and Western Alliance Bank (as amended, the “WAB Loan Agreement”), resulting in an understatement of debt discount, additional paid-in capital and interest expense; (7) issues with our deferred tax analysis and related footnote disclosures; (8) issues with our consolidated financial statement preparation processes, including errors and inconsistencies with footnote disclosures, classification errors and failure to reconcile to the underlying financial information and (9) failure to maintain adequate segregation of duties within our accounting and financial reporting functions, including transaction authorization, journal entry preparation and posting, account reconciliation, and review.

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2025, our independent registered public accounting firm communicated to us, and management concluded, that there were 6 material weaknesses in our internal control over financial reporting largely arising from our having too few staff within our operations with sufficient knowledge of, and experience in, technical accounting and reporting matters.

For the year ended December 31, 2025, these material weaknesses included: (1) a lack of sufficient oversight and monitoring controls related to inventory tracking and valuation, including controls over completeness, accuracy, and the application of appropriate costing methodologies; (2) failure to register with the applicable Canadian provinces to collect and remit required Canadian sales tax, see “Risk Factors — We may be subject to significant liabilities, penalties, interest, and other adverse consequences if we fail to properly assess, collect, and remit Canadian indirect taxes, and any such exposure could be material to our business, financial condition, results of operations, and cash flows”; (3) failure to properly state accrued liabilities, resulting in corresponding errors in expense recognition; (4) failure to appropriately account for SAFE instruments in accordance with U.S. GAAP, including the initial misclassification of such instruments as equity rather than liability-classified instruments, (5) issues with our consolidated financial statement preparation processes, including errors and inconsistencies with footnote disclosures, classification errors and failure to reconcile to the underlying financial information and (6) errors in the classification and related disclosure of the WAB Loan Agreement.

Each of the above material weaknesses indicates a current lack of adequate review controls over our financial reporting process. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

While we are working to identify measures to remedy the material weaknesses noted above, we have not yet implemented any of these measures and cannot predict the success of such measures or the time it will take to remedy such material weaknesses, assuming we are able to do so. In an effort to remediate these material weaknesses, we plan to hire additional qualified accounting, finance and IT personnel to provide needed levels of expertise in our internal accounting and IT functions and maintain appropriate segregation of duties. We intend to complete an appropriate risk assessment to identify relevant risks and specify needed objectives. We also intend to formalize and communicate our policies and procedures surrounding our financial close, financial reporting and other accounting processes. We may incur significant costs in the implementation of such measures, which may place a significant strain on our management, operational and financial resources and systems for the foreseeable future, and we can give no assurance that these measures will remediate the material weaknesses in internal controls or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. We intend as an “emerging growth company” to take advantage of applicable exemptions from certain reporting requirements that are applicable to most other public companies, including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act (requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting). This may mean that any remedial measures we take to remedy control deficiencies will not be independently verified until such time as we no longer qualify as an “emerging growth company”.

Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that may lead to a further restatement of our financial statements or cause us to fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our common stock and warrants. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting of our common stock and warrants, regulatory investigations and civil or criminal sanctions.

The growth and expansion of our business may place a significant strain on our operational and financial resources in the future. Further growth of our operations to support our customer base, our platform and our internal controls and procedures may not be adequate to support our operations. We may not be able to successfully implement requisite improvements to our internal control systems, controls and processes, such as system access and change management controls, in a timely or efficient manner. Our failure to improve our systems and processes, or their failure to operate in the intended manner, whether as a result of the growth of our business or otherwise, may result in our inability to accurately forecast our revenue and expenses, or to prevent certain losses. Moreover, the failure of our systems and processes could undermine our ability to provide accurate, timely and reliable reports on our financial and operating results and could impact the effectiveness of our internal control over financial reporting.

We restated certain of our previously issued consolidated financial statements, which may result in unanticipated costs and may affect investor confidence and raise reputational issues.

We reached a determination to restate our consolidated financial statements and related classification and disclosure of the WAB Loan Agreement for the year ended December 31, 2025 included elsewhere in this prospectus. As a result, we may incur unanticipated costs for accounting, professional and legal fees in connection with or related to the restatement, and could become subject to a number of additional risks and uncertainties, which may affect investor confidence in the accuracy of our financial disclosures and may raise reputational issues for our business.

We may be subject to significant liabilities, penalties, interest, and other adverse consequences if we fail to properly assess, collect, and remit Canadian indirect taxes, and any such exposure could be material to our business, financial condition, results of operations, and cash flows.

The Company derived approximately 20% and 17% of its revenue from sales occurring in Canada for the three months ended March 31, 2026 and 2025, respectively. We have identified a material weakness in our internal control over financial reporting related to our processes for assessing, charging, collecting, and remitting Canadian indirect taxes, including the federal goods and services tax (“GST”), harmonized sales tax (“HST”) and provincial sales taxes (“PST”). We are not registered with certain Canadian provinces as required, and in some instances we may have undercharged or failed to charge customers for applicable GST, HST, and PST. Although these taxes are generally intended to be pass-through to customers, when we do not properly assess and charge customers, we remain responsible for remitting the taxes out-of-pocket.

As a result, we may incur cash payments for past periods, which would adversely affect our expenses, margins, and liquidity.

Canadian federal and provincial tax authorities may assert liabilities for uncollected and unremitted taxes for prior periods, together with interest and penalties. These assessments could be substantial and may require us to make payments that we may be unable to recover from customers, particularly where contracts do not permit retroactive billing or where customer collection is impracticable. Any such assessments could also require us to establish or increase reserves, record additional liabilities and expenses, or make cash payments that could be material. In addition, we may be required to implement remedial measures, including registering with multiple tax authorities, changing our invoicing and billing systems, enhancing our tax determination engines and compliance processes, and engaging outside advisors, each of which could result in additional costs and divert management attention.

The identified material weakness indicates that our controls did not operate effectively to prevent or detect errors in the assessment and recording of indirect tax liabilities. If we are unable to remediate this or any other material weakness in a timely manner, or if we identify additional weaknesses, we could continue to be exposed to financial reporting errors, tax non-compliance, and related liabilities. Moreover, failure to remediate could harm investor confidence in our reported financial information and could result in increased audit costs, adverse regulatory attention, or limitations on our ability to complete financing or strategic transactions.

We may also face business and operational risks in implementing corrective actions. For example, instituting proper tax collection may require changes to our pricing, contracts, and billing practices, which could reduce demand, negatively affect customer satisfaction, or compress margins. If we seek to recover taxes that were not previously charged, customers may resist payment, seek concessions, or assert claims against us. Furthermore, tax laws and administrative practices in Canada, including those of individual provinces, are complex, subject to change, and may be interpreted or applied inconsistently, increasing the risk of future non-compliance or additional liabilities even after we implement remedial measures.

Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that tax authorities will not assert additional liabilities, that we will be able to successfully recover uncollected taxes from customers, or that our remediation efforts will prevent future non-compliance.

We have a history of losses, and we may not be able to generate sufficient revenue to achieve or maintain profitability in the future.

We incurred net losses of $3,238,785 and $2,579,659 for the three months ended March 31, 2026 and 2025, respectively, and had an accumulated deficit of $79,151,980 at March 31, 2026. We may not be able to generate sufficient revenue to achieve or sustain profitability. We expect to continue to incur losses for the foreseeable future and we expect costs to increase in future periods as we expend substantial financial and other resources on, among other things:

●	sales and marketing, which may require time before these investments generate sales results;

●	technology infrastructure, enhancements to our software, development of new products and product features, increasing data security, compliance and operations expenses;
●	general and administration, including significantly increasing expenses in accounting and legal related to the increase in the sophistication and resources required for public company compliance and other work arising from the growth and maturity of the Company;
●	competing with other companies and custom development efforts that are currently in, or may in the future enter, the markets in which we compete;
●	maintaining high customer satisfaction and ensuring quality and timely releases of product enhancements and applications;
●	developing our indirect sales channels and strategic partner network;
●	maintaining the quality of our technology infrastructure to minimize latency when using our products;
●	increasing market awareness of our product offerings and enhancing our brand;
●	maintaining compliance with applicable governmental regulations and other legal obligations, including those related to drone operations; and
●	attracting and retaining top talent in a competitive market.

These expenditures may not result in additional revenue or the growth of our business. If we fail to continue to grow revenue or to achieve or sustain profitability, our business, financial condition, results of operations, and prospects could be materially adversely affected and the market price of our common stock could be adversely affected.

We are an early-stage company with a limited sales history, which makes it difficult to evaluate our prospects and future operating results.

Our limited sales history makes our ability to forecast future operating results difficult and subjects us to a number of uncertainties, including our ability to plan and model future growth. In addition, we are still in the process of developing the features and applications that will make our solutions distinct from our competitors and the uptake of our product will be dependent on that development effort. Historical revenue growth is not necessarily indicative of future performance. Our revenue growth rate may decline in future periods due to a number of reasons, which may include the maturation of our business, increase in overall revenue over time, slowing demand for our products, increasing competition, a decrease in the growth of the markets in which we compete, or if we fail, for any reason, to continue to capitalize on growth opportunities in our revenues.

Developing products and services in the autonomous robotics industry is very time-consuming and expensive and, to date, we have devoted a significant amount of our resources to our research and development programs. These programs may not produce successful results, and our new products and services may not achieve market acceptance, create additional revenue or become profitable. We expect our expenses to increase in connection with our ongoing activities, particularly as we aim to increase our headcount in the near-term, advance the development of our products, seek regulatory approvals, and launch and commercialize our products at scale.

We have encountered and will continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as determining appropriate investments of our limited resources, market adoption of our products, competition, acquiring and retaining customers, hiring, integrating, training and retaining skilled personnel, developing new product enhancements and applications, determining prices and contract terms, and unforeseen expenses and challenges in forecasting accuracy. If our assumptions regarding these risks and uncertainties, which we use to plan our business, are incorrect or change, or if we do not address these risks successfully, our prospects, operating results and business could be adversely affected.

If we fail to manage our growth effectively, our business and operating results will be adversely affected.

We intend to continue to grow our business. For example, we plan to continue to expand our customer base, invest in new products, features, and functionality, enhance our products, and develop strategic partnerships with leading OEM companies. We must successfully manage growth to achieve our objectives. Although our business has experienced growth in the past, we cannot provide any assurance that our business will continue to grow at any particular rate, or at all.

Our ability to effectively manage the growth of our business will depend on a number of factors, including our ability to do the following:

●	effectively recruit, integrate, train and motivate new employees and make them productive, while retaining existing employees, maintaining the beneficial aspects of our corporate culture and effectively executing our business plan;
●	attract new customers, and retain and increase usage by existing customers;
●	successfully enhance our products;
●	continue to improve our operational, financial and management controls;
●	build strategic partnerships with leading technology companies in the autonomous robotics and drone markets;
●	protect and further develop strategic assets, including intellectual property rights; and
●	manage market expectations and other challenges associated with operating as a public company.

These activities will require significant financial resources and allocation of valuable management and employee resources, and growth will continue to place significant demands on management and our operational and financial infrastructure. In addition, the integration of new personnel will continue to result in some disruption to ongoing operations.

Our future financial performance and ability to execute our business plan will depend, in part, on our ability to effectively manage any future growth. There are no guarantees we will be able to do so. In particular, any failure to successfully implement systems enhancements and improvements will likely negatively impact our ability to manage our expected growth, ensure uninterrupted operation of key business systems and comply with the rules and regulations that are applicable to public reporting companies. Moreover, if we do not effectively manage the growth of our business and operations, the quality of our products could suffer, which could negatively affect our brand, operating results and business.

We will need to raise substantial additional funds in the future, which funds may not be available or, if available, may not be available on acceptable terms.

Changing circumstances may cause us to consume capital more rapidly than we currently anticipate. The continued growth of our business, including the development, regulatory approval and commercialization of new products, will significantly increase our expenses going forward, regardless of our ability to generate revenue. As a result, we are required to seek substantial additional funds to continue our business and start commercial operations. Our future capital requirements will depend on many factors, including:

●	the cost of developing our products and services;
●	obtaining and maintaining regulatory clearance or approvals;
●	the costs associated with commercializing new products and services;
●	any change in our development priorities;
●	the revenue generated by sales of our products and services;
●	the costs associated with expanding our sales and marketing infrastructure for commercialization of new products and services;

●	any change in our plans regarding the manner in which we choose to commercialize any product or service in the United States or internationally;
●	the cost of ongoing compliance with regulatory requirements;
●	expenses we incur in connection with potential litigation or governmental investigations;
●	the costs to develop additional intellectual property:
●	anticipated or unanticipated capital expenditures; and
●	unanticipated general and administrative expenses.

We may need to raise additional funds in the future to support our commercial operations. If we are required to secure additional financing, such additional fundraising efforts may divert our management from our day-to-day activities. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may be prevented from carrying out our business plan. This would have a material adverse effect on our business, financial condition and results of operations.

Raising additional capital may directly or indirectly cause dilution to our existing stockholders or restrict our commercial operations.

We may seek additional capital through a variety of means, including through equity, debt financings, or other sources. We may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences and anti-dilution protections that adversely affect your rights as a stockholder.

Such financing may also result in imposition of debt covenants, increased fixed payment obligations or other restrictions that may adversely affect our ability to conduct our business. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or grant licenses on terms that are not favorable to us.

Our substantial indebtedness could materially adversely affect our financial condition.

We have a significant amount of indebtedness, including $1.5 million outstanding under the Term Loan Agreement, dated as of December 23, 2025, by and between the Company and Neolync Holdings Ltd (“Neolync Holdings”) (the “Neolync Term Loan”). For the year ended December 31, 2025 and the three months ended March 31, 2026, our total outstanding indebtedness was approximately $6.1 million and $8.1 million, respectively. The convertible note issued by the Company on May 20, 2025 to Neolync Holdings in the aggregate principal amount of $1.5 million (the “Neolync Convertible Note”) and Evergreen Convertible Note were automatically converted into shares of common stock in connection with our initial public offering (referred to herein from time to time as the “IPO”). Additionally, all outstanding amounts under the WAB Loan Agreement and the Business Term Loan Agreement, dated as of December 26, 2026, by and between the Company and Maximcash Solutions LLC (“Maximcash”) (the “Maximcash Loan Agreement”) were repaid in connection with the closing of the IPO. Furthermore, pursuant to the Evergreen Side Letter, we made an initial installment payment on June 17, 2026 in the amount of $472,388.33 to Evergreen in connection with Evergreen agreeing to forbear from declaring an event of default under the Evergreen Convertible Note and we have agreed to make two additional installment payments in the amount of $472,388.33, on July 17, 2026 and August 16, 2026, for a total installment amount of $1,417,164.99.

Our substantial existing indebtedness and any future indebtedness we may incur, could have important consequences to the holders of our common stock, including the following:

●	making it more difficult for us to satisfy our obligations with respect to our and our subsidiaries’ other debt;
●	limiting our and our subsidiaries’ ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions, or other general corporate requirements;

●	requiring us to dedicate a substantial portion of our cash flows to debt service payments, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions, and other general corporate purposes;
●	increasing our vulnerability to general adverse economic and industry conditions;
●	exposing us to the risk of increased interest rates, to the extent any of our borrowings are at variable rates of interest;
●	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;
●	placing us at a disadvantage compared to other, less leveraged competitors; and
●	increasing our cost of borrowing.

In addition, the loan agreements and convertible notes agreements contain, and agreements governing our future borrowing may contain, restrictive covenants that limit our and certain of our subsidiaries’ ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of substantially all our debt. See “Description of Certain Indebtedness.”

We and our subsidiaries may be able to incur significant additional indebtedness in the future. Although the loan agreements contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the amount of additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent us from incurring obligations that do not constitute “indebtedness” under the loan agreements. The Neolync Term Loan will mature on December 23, 2026.

We may need to refinance all or a portion of our indebtedness on or before the maturity thereof. Depending on market conditions, we may not be able to obtain such financing on commercially reasonable terms or at all. Failure to refinance our indebtedness could have a material adverse effect on us.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled principal and interest payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to financial, business, legislative, regulatory, and other factors, some of which are beyond our control. We cannot be sure that our business will generate sufficient cash flows from operating activities, or that future borrowings will be available, to permit us to pay the principal and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The loan agreements restrict, and any agreement governing any debt we incur in the future may restrict, our ability to dispose of assets and use the proceeds from those dispositions and also limits our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. See “Description of Certain Indebtedness.”

Additionally, if we cannot make scheduled payments on our debt, we will be in default, and the outstanding principal amount of indebtedness thereunder may be accelerated, commitments to loan money may be terminated and/or assets securing such borrowings may be foreclosed against, as applicable in the relevant debt instrument, and we could be forced into bankruptcy or liquidation. Any of these events could result in you losing all or a portion of your investment in the common stock.

Agreements governing our current and future indebtedness will contain covenants that restrict our current and future operations, including our ability to respond to changes or to take certain actions.

The loan agreements and convertible notes agreements contain, and any future indebtedness agreements we enter into will likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us and our subsidiaries and may limit our and our subsidiaries’ abilities to engage in acts that may be in our long-term best interest. See “Description of Certain Indebtedness.” These covenants may include restrictions on our and our subsidiaries abilities to:

●	incur additional indebtedness and guarantee indebtedness;
●	pay dividends or make other distributions or repurchase or redeem our capital stock;
●	prepay, redeem, or repurchase junior debt;
●	issue certain preferred stock or similar equity securities;
●	make loans and investments;
●	sell assets or property, except in certain circumstances;
●	sell or license intellectual property, except in certain circumstances;
●	incur liens;
●	dispose of our assets;
●	enter into transactions with affiliates;
●	modify or waive certain material agreements in a manner that is adverse in any material respect to the lenders;
●	enter into agreements restricting our subsidiaries’ ability to pay dividends;
●	make fundamental changes in our business, corporate structure, or capital structure, including, among other things, entering into mergers, acquisitions, consolidations, and other business combinations or selling all or substantially all of our assets.

As a result of these restrictions, we may be:

●	limited in how we conduct our business;
●	unable to raise additional debt or equity financing to operate during general economic or business downturns; or
●	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our strategy. If we incur indebtedness provided or guaranteed by the U.S. government, we may be subject to additional restrictions on our operations, including limitations on employee headcount and compensation reductions and other cost reduction activities.

Risks Related to Our Business Operations

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards and changing customer needs or requirements, our solutions may become less competitive.

Our success depends on our customers’ willingness to adopt and use our products, as well as our ability to continually adapt and enhance our products. To attract new customers and increase revenue from existing customers, we need to continue to enhance and improve our products and to meet customer needs at prices that customers are willing to pay. Such efforts will require adding new features, expanding related applications and responding to technological advancements, which will increase our research and development costs. If we are unable to develop solutions that address customers’ needs or enhance and improve our products in a timely manner, we may not be able to increase or maintain market acceptance of our products.

Further, we may make changes to our products that customers do not find useful. We may also discontinue certain features, begin to charge for certain features that are currently free or increase fees for any features or usage of our products. We may also face unexpected problems or challenges in connection with new applications or feature introductions. Enhancements and changes to our products could fail to attain sufficient market acceptance for many reasons, including:

●	failure to predict market demand accurately in terms of products functionality and capability or to supply features that meets this demand in a timely fashion;
●	inability to operate effectively with the technologies, systems or applications of existing or potential customers;
●	defects, errors or failures;
●	negative publicity about their performance or effectiveness;
●	delays in releasing new enhancements and additional features to our products to the market;
●	the introduction or anticipated introduction of competing products;
●	an ineffective sales force;
●	poor business conditions for our end-customers, causing them to delay purchases;
●	challenges with customer adoption and use of our products; and
●	the reluctance of customers to purchase solutions incorporating open source software.

In addition, because our products are designed to operate on and with a variety of systems, we will need to continuously modify and enhance our products to keep pace with changes in technology, and we may fail to do so.

Moreover, many competitors expend a considerably greater amount of funds on their research and development programs, and those that do not may be acquired by larger companies that would allocate greater resources to competitors’ research and development programs. If we fail to maintain adequate research and development resources or compete effectively with the research and development programs of competitors, our business could be harmed. Our ability to grow is also subject to the risk of future disruptive technologies. If new technologies emerge that are able to deliver business intelligence solutions at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely affect our ability to compete.

If we fail to penetrate new markets, including the future sale of our software development kits (“SDKs”) and application programming interfaces (“APIs”) to OEMs, our revenue and financial condition could be harmed.

We believe that our future revenue growth, if any, significantly depends on our ability to penetrate, or further penetrate, the OEM markets by pursuing future SDK sales or licensing models for our software, that may include per-install or tiered subscriptions, which we believe will support future SaaS-based growth and recurring revenue opportunities. However, we have not yet made any such sales or licensing arrangements and cannot guarantee that we will be successful in our efforts to do so. If these future goals do not develop as we currently anticipate, the technical requirements of these markets evolve in ways we do not anticipate, the development of such markets is delayed or impacted by factors outside of our control, or if we are unable to penetrate them successfully with our solutions, our revenue could decline and our financial condition would be negatively impacted. Some of these markets are primarily served by only a few large, multinational OEMs with substantial negotiating power relative to us and, in some instances, with internal solutions that are competitive to our products. Meeting the technical requirements and securing design wins with any of these companies requires a substantial investment of our time and resources and we cannot assure you that we will secure design wins from these or other companies or that we will achieve meaningful revenue from the sales of our solutions into these markets. In addition, we face competition from larger competitors with greater resources and more history in these markets, which may put us at a competitive disadvantage to these larger competitors. If we fail to penetrate these or other new markets we are targeting, our financial condition would likely suffer. Moreover, if we are successful in achieving design wins in these new markets, it will likely take longer to generate revenue from such design wins than in our traditional markets.

We may face commercial operational risks because of our reliance on technology. Our information technology systems may be subject to failure, interruption or security breaches.

Information technology systems are critical to our business. Our business requires us to collect, process, transmit and store significant amounts of confidential information regarding our customers, employees and our own business, operations, plans and business strategies. We use various technology systems to manage our customer relationships and general ledger. Our computer systems, data management and internal processes, as well as those of third parties, are integral to our performance. Our commercial operational risks may include the risk of malfeasance by persons outside our company, errors relating to transaction processing and technology, systems failures or interruptions, breaches of our internal control systems and compliance requirements, and business continuation and disaster recovery. Such risks related to cyber-attacks include computer viruses, malicious or destructive code, phishing attacks, denial of service or information or other security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information, damages to systems, or other material disruptions to network access or business operations. Although we take protective measures and believe that we have not experienced any of the data breaches described above, the security of our computer systems, software, and networks may be vulnerable to breaches, unauthorized access, misuse, computer viruses, or other malicious code and cyber-attacks that could have an impact on information security. Because the techniques used to cause security breaches change frequently, we may be unable to proactively address these techniques or to implement adequate preventative measures. In the event of a breakdown in our internal control systems, improper operation of our systems or improper employee actions, or a breach of our security systems, including if confidential or proprietary information were to be mishandled, misused or lost, we could suffer financial loss, loss of customers and damage to our reputation, and face regulatory action or civil litigation. Any of these events could have a material adverse effect on our financial condition and results of operations. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits.

Our products and future services may be affected from time to time by design and manufacturing defects that could materially adversely affect our business and result in harm to our reputation.

Our value proposition relies heavily on the performance and reliability of our Level 4B autonomy software. If our software fails to deliver consistent results in challenging environments, our reputation and demand may suffer. Our software products and services may be affected by design and manufacturing defects. Sophisticated operating system software and applications, such as those that we offer, often have issues that can unexpectedly interfere with the intended operation of hardware or software products, particularly given the complexity of autonomous systems operating in hazardous or GPS-denied environments. Defects can also exist in components and products that we purchase from third parties. Component defects could make our products unsafe and create a risk of environmental or property damage and personal injury. In addition, our service offerings could have quality issues and may from time to time experience outages, service slowdowns or errors. As a result, our services may from time to time not perform as anticipated and may not meet customer expectations. There can be no assurance we will be able to detect and fix all issues and defects in the hardware, software and services we offer. Failure to do so can result in widespread technical and performance issues affecting our future products and services. In addition, we may be exposed to product liability claims, recalls, product replacements or modifications, write-offs of inventory, property, plant and equipment, and/or intangible assets, and significant warranty and other expenses, including litigation costs and regulatory fines. Quality problems can also adversely affect the experience for users of our products and services, and result in harm to our reputation, loss of competitive advantage, poor market acceptance, reduced demand for products and services, delay in new product and service introductions and lost sales.

If we are unable to attract new customers in a manner that is cost-effective, our revenue growth could be slower than we expect and our business may be harmed.

To increase our revenue, we must add new customers, upsell to our existing customers, and enhance our product with a feature set that sets us apart from our competitors. Demand for our products is affected by a number of factors, many of which are beyond our control, such as continued market acceptance of our products for existing and new use cases, the timing of development and release of new applications and features, technological change, growth or contraction in our addressable market, and accessibility across devices, operating systems, and applications. In addition, if competitors introduce lower cost or differentiated products or services that are perceived to compete with our features, our ability to sell our features based on factors such as pricing, technology and functionality could be impaired. As a result, we may be unable to attract new customers at rates or on terms that would be favorable or comparable to prior periods, which could negatively affect the growth of our revenue.

Even if we do attract customers, the cost of new customer acquisition may prove so high as to prevent us from achieving or sustaining profitability. If our sales and marketing efforts do not result in substantial increases in revenue, our business, results of operations, and financial condition may be adversely affected.

Our sales efforts involve considerable time and expense, and our sales cycle can be long and unpredictable.

Our sales process involves educating prospective customers about the benefits and technical capabilities of our products and software. Some of our prospective customers may be municipalities and other governmental entities, which may be required to conduct a thorough procurement process involving a detailed review of competitive bids. If we are not able to effectively expand our sales capabilities to meet the needs of our customers, it could harm our ability to increase our customer base. We may not be able to continue to expand sales through these channels as quickly as anticipated, due to customer reluctance or regulatory change. For example, it may take nine to eleven months from opportunity creation to contract execution and some solutions can be implemented within minutes while others may require two to three months from contract execution to go-live generally due to complexity of change management, community communications and scope of services. We may spend substantial time, effort, and money on our sales and marketing efforts without any assurance that our efforts will result in a new contract or renewal. As a result of these factors, we may face greater costs, longer sales cycles, and less predictability.

A significant failure or deterioration in our quality control systems could have a material adverse effect on our business and operating results.

The quality and safety of our products and services will be critical to the success of our business and future commercial operations. As such, it is imperative that our quality control systems operate effectively and successfully. Quality control systems can be negatively impacted by the design of the quality control systems, the quality training programs and adherence by employees to quality control guidelines. Although we strive to ensure that we continue to adhere to high-quality control systems, any significant failure or deterioration of such quality control systems could have a material adverse effect on our business and operating results.

Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us.

We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition, results of operations, liquidity and stock price. In addition, management’s assessment of internal controls over financial reporting has identified, and may identify in the future, weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management’s assessment of our internal controls over financial reporting or disclosure of our public accounting firm’s attestation to or report on management’s assessment of our internal controls over financial reporting may have an adverse impact on the market price of our common stock.

In addition, discovery and disclosure of a material weakness in the future or our inability to cure the material weakness we previously discovered and disclosed, by definition, could have a material adverse impact on our consolidated financial statements. Such an occurrence could negatively affect our business and affect how our stock trades. This could, in turn, negatively affect our ability to access public equity or debt markets for capital.

Future operating results and key metrics may fluctuate significantly due to a wide range of factors, which makes our future results difficult to predict.

Our operating results and key metrics could vary significantly from quarter to quarter as a result of various factors, some of which are outside of our control, including:

●	the expansion of our customer base;
●	the size, duration and terms of our contracts with both existing and new customers;
●	the introduction of products and product enhancements by competitors, and changes in pricing for products offered by us or our competitors;

●	customers delaying purchasing decisions in anticipation of new products or product enhancements by us or our competitors or otherwise;
●	changes in customers’ budgets;
●	the timing of satisfying revenue recognition criteria, particularly with regard to large transactions, including the procurement process of our government customers;
●	the amount and timing of payment for expenses, including infrastructure costs to deliver our products, research and development, sales and marketing expenses, employee benefit and stock-based compensation expenses;
●	costs related to the hiring, training and maintenance of our employees;
●	changes in laws and regulations that impact our business;
●	the timing and growth of our business; and
●	general economic and political conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which our customers operate.

Any one of these or other factors discussed elsewhere in this prospectus may result in fluctuations in our operating results, meaning that quarter-to-quarter comparisons may not necessarily be indicative of our future performance.

We may not timely and effectively scale our existing technology to meet the performance and other requirements placed on our products, which could increase expenditures unexpectedly and create risk of outages and other performance and quality of service issues for our customers.

Our future growth depends on our ability to meet customers’ expectations with respect to the speed, reliability and other performance attributes of our products, and to meet the expanding needs of customers as their use of our products grows. The number of users, the amount and complexity of data ingested, created, transferred, and processed by our products, the number of locations where our products are being accessed, and the number of processes and systems managed by us on behalf of these customers, among other factors, separately and combined, can have an effect on the performance of our products. We plan to develop partnerships in the future with various third parties in order to scale deployments globally. However, such third parties may experience outages, disruptions, or other performance problems, or to the extent we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and operating results may be adversely affected.

In order to ensure that we meet the performance and other requirements of customers, we continue to make significant investments to develop and implement new technologies in our products and infrastructure operations. These technologies, which include application advancements and automation, are often advanced, complex, and sometimes broad in scope and untested through industry-wide usage. We may not be successful in developing or implementing these technologies. To the extent that we do not develop offerings and scale our operations in a manner that maintains performance as our customers expand their use, our business and operating results may be harmed.

We may not accurately assess the capital and operational expenditures required to successfully fulfill our objectives and our financial performance may be harmed as a result. Further, we may make mistakes in the technical execution of these efforts to improve our products, which may affect our customers. Issues that may arise include performance, data loss or corruption, outages, and other issues that could give rise to customer satisfaction issues, loss of business, and harm to our reputation. If any of these were to occur there would be a negative and potentially significant impact to our financial performance. Lastly, our ability to generate new applications and improve our current solutions may be limited if and to the extent resources are necessarily allocated to address issues related to the performance of existing solutions.

Our products use third-party software and services that may be difficult to replace or cause errors or failures of our products that could lead to a loss of customers or harm to our reputation and our operating results.

We license third-party software and depend on services from various third parties for use in our products. In the future, this software or these services may not be available to us on commercially reasonable terms, or at all. Any loss of the right to use any of the software or services could result in decreased functionality of our products until equivalent technology is either developed by us or, if available from another provider, is identified, obtained and integrated, which could harm our business. In addition, any errors or defects in or failures of the third-party software or services could result in errors or defects in our products or cause our products to fail, which could harm our business and be costly to correct. Many of these providers attempt to impose limitations on their liability for such errors, defects or failures, and if enforceable, we may have additional liability to our customers or third-party providers that could harm our reputation and increase our operating costs.

We will need to maintain our relationships with third-party software and service providers, and to obtain software and services from such providers that do not contain any errors or defects. Any failure to do so could adversely impact our ability to deliver effective products to our customers and could harm our operating results.

Interruptions or performance problems associated with our technology and infrastructure may adversely affect our business and operating results.

Our continued growth depends in part on the ability of existing and potential customers to access our products at any time. We may in the future experience disruptions, outages, and other performance problems due to a variety of factors, including infrastructure changes, introductions of new capabilities, human or technology errors, distributed denial of service attacks, or other security related incidents. Despite efforts to test our updates, errors, failures or bugs may not be found in our products until after they are deployed to our customers. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our products become more complex, new features or capabilities are released and user traffic increases. If our products are unavailable or if users are unable to access our solutions within a reasonable amount of time, or at all, our business will be harmed. Real or perceived errors, failures or bugs in our products could result in negative publicity, government inquiries, loss of or delay in market acceptance of our products, loss of competitive position, or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem.

We implement bug fixes and upgrades as part of our regular system maintenance, which may lead to system downtime. Even if we are able to implement the bug fixes and upgrades in a timely manner, any history of inaccuracies in the data we collect for our customers, or the loss, damage, unauthorized access to or acquisition of, or inadvertent release or exposure of confidential or other sensitive data could cause our reputation to be harmed and result in claims against us, and customers may elect not to purchase or renew their agreements with us or we may incur increased insurance costs. The costs associated with any material defects or errors in our software or other performance problems may be substantial and could harm our operating results.

We also rely on technologies from third parties in order to operate critical functions of our business. To the extent that our third-party service providers experience outages, disruptions, or other performance problems, or to the extent we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and operating results may be adversely affected. In addition, if our agreements with third-party software or services vendors are not renewed or the third-party software or services become obsolete, fail to function properly, are incompatible with future versions of our products or services, are defective or otherwise fail to address our needs, there is no assurance that we would be able to replace the functionality provided by the third-party software or services with software or services from alternative providers.

We have taken steps to increase redundancy in our products and infrastructure and have plans in place to mitigate events that could disrupt our products’ services. However, there can be no assurance that these efforts would protect against interruptions or performance problems.

We utilize independent distributors who are free to market products that compete with ours.

For the three months ended March 31, 2026, approximately 32%, of our sales were generated by independent distributors, with World Class Mining Services Mexico, S. de R.L. and Nikon-Trimble Co., Ltd. for approximately 13% and 12%, respectively, of those amounts alone. None of our independent distributors has been required to sell our products exclusively. Our distributor agreements generally have one-year initial terms and automatic renewals for an additional year. If any of our key independent distributors, including World Class Mining Services Mexico, S. de R.L. and C.R. Kennedy & Company, were to cease to distribute our products, our sales could be adversely affected. In such a situation, we may need to seek alternative independent distributors or increase our reliance on our other independent distributors or our direct sales representatives, which may not prevent our sales from being adversely affected. Additionally, to the extent that we enter into additional arrangements with independent distributors to perform sales, marketing, or distribution services, the terms of the arrangements could cause our product margins to be lower than if we directly marketed and sold our products.

For certain of the components and services included in our products there may be a limited number of suppliers we can rely upon and if we are unable to obtain these components and services when needed we could experience delays in the manufacturing of our products and delivering our services, and our financial results could be adversely affected.

We acquire most of the components for the manufacture of our products from suppliers and subcontractors. Suppliers of some of the components may require us to place orders with significant lead-times to assure supply is in accordance with its manufacturing requirements. Any delay in the supply of any of the components of our products by any third party may cause us to delay the placement of any future potential orders and may result in the cancellation of an order or the services we plan to provide. Delays in supply, or unavailability of services, may significantly hurt our ability to fulfill our contractual obligations and may significantly hurt our business and result of operations. In addition, we may not be able to continue to obtain such components or services from these suppliers on satisfactory commercial terms. Disruptions of our manufacturing and information systems operations could ensue if we were required to obtain components or services from alternative sources, which would have an adverse effect on our business, results of operations and financial condition.

We may incur product liability claims relating to our software.

Claims could be brought against us if use and misuse of our software causes, or merely appears to have caused, personal injury or death. In addition, malfunction or bugs in our software may lead to other potential life, health, and property risks. Any claims against us, regardless of their merit, could severely harm our financial condition, strain our management and other resources. We are unable to predict if we will be able to obtain or maintain insurance for such claims.

If our or our customers’ access to data becomes limited, our business, results of operations and financial condition may be adversely affected.

The success of our products is dependent in large part on our customers’ ability to integrate our software with third-party drones, sensors and robotic platforms. Generally, we do not have agreements in place with these third parties that guarantee access to their platforms, and any agreements that we do have in place with these third parties are typically terminable for convenience by the third party. If these third parties restrict or prevent our ability to integrate our products with their hardware, software or solutions, including but not limited to, by limiting the functionality of our data connectors, our ability to access the data maintained on their systems or the speed at which such data is delivered, customers’ ability to access their relevant data in a timely manner may be limited, and our business and operating results may be adversely affected.

We may face competition from other technology companies, many of which have substantially greater resources.

The autonomous robotics industry is evolving rapidly and is highly competitive. There are many well-capitalized technology companies and startups that are developing autonomous devices, robotics, and LiDAR or photogrammetry solutions. Our direct competitors include, but are not limited to, Emesent, NEA, Skydio, Airobotics, and Iris Automation. Some of these competitive firms have substantially greater financial, management, research and marketing resources than we have. Our competitors may be able to utilize their substantially greater resources and economies of scale to develop competing products, services, and technologies more efficiently, divert sales away from us by winning broader contracts, or hire away our employees by offering more lucrative compensation packages. The market for drones and autonomous robotics is expanding, and competition is intensifying, which both provides an opportunity for our products but also may attract additional competitors to the market, and enable current competitors to expand their product and service lines. In order to secure contracts successfully when competing with larger, well-financed companies, we may be forced to agree to contractual terms that provide for lower aggregate payments to us over the life of our future contracts, which could adversely affect our margins. In addition, larger diversified competitors serving as prime contractors may be able to supply underlying products and services from affiliated entities, which would prevent us from competing for subcontracting opportunities on these contracts. Moreover, besides our trademarks, we own limited intellectual property relating to our products.

Consequently, this segment is characterized by intense competition, the frequent introduction of new products and potential upgrades for existing products. We may also face competition from smaller businesses, or customers may adopt in-house solutions that reduce their reliance on third-party providers like us. Our failure to compete effectively with respect to any of these or other factors could have a material adverse effect on our business, prospects, financial condition or operating results.

We use “open source” software components in our solutions as well as other licensed software, which may require that we release the source code of certain software subject to open source licenses or subject us to possible litigation or other actions that could adversely affect our business.

We utilize software that is licensed under so-called “open source,” “free” or other similar licenses, or that contain components that are licensed in such manner. Our use of open source software may entail different or greater risks than use of third-party commercial software. Open source licensors sometimes do not provide warranties or other contractual protections regarding infringement claims or the quality of the code, and open source software is sometimes made available to the general public on an “as-is” basis under the terms of a non-negotiable license. In addition, if we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public. We do not believe we have combined any of our proprietary software with open source software in such a manner, but if that were to occur this would allow our competitors to create similar offerings with lower development effort and time.

We may also face claims alleging noncompliance with open source license terms or other license terms, or infringement or misappropriation of proprietary software. These claims could result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our software, any of which would have a negative effect on our business and results of operations. Few courts have interpreted open source licenses and these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to use our proprietary software. We cannot guarantee that we have incorporated or will incorporate open source or other software in our software in a manner that will not subject us to liability or require us to release the source code of our proprietary software to the public.

If we fail to protect our intellectual property rights, we could lose our ability to compete in the marketplace.

Our intellectual property and proprietary rights are important to our ability to remain competitive and for the success of our products and our business. Patent protection can be limited and not all intellectual property is or can be patented. We rely on a combination of patent, trademark, copyright, and trade secret laws as well as confidentiality agreements and procedures and other contractual provisions to protect our intellectual property, other proprietary rights and our brand. We have little protection when we must rely on trade secrets and nondisclosure agreements. Our intellectual property rights may be challenged, invalidated or circumvented by third parties. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by employees or competitors.

Furthermore, we currently have no intellectual property rights for our products. Consequently, we may not be able to prevent third parties from using or adapting our inventions. Competitors may use our technologies to develop their own products. These products may compete with our devices, and our patents or other intellectual property rights may not be effective or adequate to prevent such competition. Our competitors may also independently develop technologies and products that are substantially equivalent or superior to our technologies and/or products, which could result in decreased revenues for us. Moreover, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. Litigation may be necessary to enforce our intellectual property rights, which could result in substantial costs to us and substantial diversion of management attention. If we do not adequately protect our intellectual property, our competitors could use it to enhance their products. Our inability to adequately protect our intellectual property rights could adversely affect our business and financial condition and the value of our brand and other intangible assets.

Other companies may claim that we infringe their intellectual property, which could materially increase our costs and harm our ability to generate future revenue and profit.

While we are not aware that our technologies infringe the proprietary rights of any third party, we do not regularly conduct freedom to operate searches. Claims of infringement are becoming increasingly common and third parties may assert infringement claims against us. A number of companies, including competing companies, are actively developing extensive patent portfolios on aerial drones or autonomous robots. These companies include big players like Amazon.com, Inc., Google LLC, International Business Machines Corporation, Qualcomm Incorporated, Verizon Communications Inc., Walmart Inc., The Boeing Company, The Lockheed Martin Corporation and SZA DJI Technology Co., LTD (“DJI”), as well as a variety of smaller companies, universities and startups. It may be difficult or impossible to identify, prior to receipt of notice from a third party, the trade secrets, patent position or other intellectual property rights of a third party, either in the United States or in foreign jurisdictions. Any such assertion may result in litigation or may require us to obtain a license for or otherwise restrict our use of the intellectual property rights of third parties. If we are required to obtain licenses to use any third-party technology, we would have to pay royalties, which may significantly reduce any profit on our products. In addition, any such litigation could be expensive and disruptive to our ability to generate revenue or enter into new market opportunities. If any of our products are found to infringe other parties’ proprietary rights and we are unable to come to terms regarding a license with such parties, we may be forced to modify our products to make them non-infringing or to cease production of such products altogether.

Third-party claims that we are infringing or otherwise violating the intellectual property rights of others, whether successful or not, could subject us to costly and time-consuming litigation or require us to obtain expensive licenses, and our business could be harmed.

The technology industry is characterized by the existence of a large number of patents, copyrights, trademarks, trade secrets, and other intellectual property rights. Companies in the technology industry must often defend against litigation claims based on allegations of infringement or other violations of intellectual property rights. Third parties, including our competitors, may own patents or other intellectual property rights that cover aspects of our technology or business methods and may assert patent or other intellectual property rights against us and others in the industry. From time to time, we may receive in the future threatening letters, notices or “invitations to license,” or may be the subject of claims that our technology and business operations infringe or otherwise violate the intellectual property rights of others. Responding to such claims, regardless of their merit, can be time consuming, costly to defend in litigation, divert management’s attention and resources, damage our reputation and brand and cause us to incur significant expenses. Claims of intellectual property infringement or other violations of intellectual property rights might require us to stop using technology found to infringe or violate a third party’s rights, redesign our products, which could require significant effort and expense and cause delays of releases, enter into costly settlement or license agreements or pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling our products. If we cannot or do not license the infringed or otherwise violated technology on commercially reasonable terms or at all, or substitute similar technology from another source, we could be forced to limit or stop selling our products, we may not be able to meet our obligations to customers under our customer contracts, revenue and operating results could be adversely impacted, and we may be unable to compete effectively. Even if we are successful in defending against allegations of intellectual property infringement, litigation may be costly and may divert the time and other resources of our management. Additionally, customers may not purchase our products if they are concerned that they may infringe or otherwise violate third-party intellectual property rights. The occurrence of any of these events may harm our business.

Our business is highly dependent upon our brand recognition and reputation, and the failure to maintain or enhance our brand recognition or reputation would likely adversely affect our business and operating results.

We believe that maintaining and enhancing a strong brand identity and reputation are critical to our relationships with customers and strategic partners and to our ability to attract new customers and strategic partners. We also believe that the importance of our brand recognition and reputation will continue to increase as competition in our market continues to develop. Our success in this area will depend on a wide range of factors, some of which are beyond our control, including the following:

●	the efficacy of our marketing efforts;
●	our ability to maintain high-quality, innovative and error- and bug-free products;
●	our ability to obtain new customers and retain and/or upsell to existing customers;
●	our ability to maintain high customer satisfaction;
●	the quality and perceived value of our products;
●	our ability to obtain, maintain and enforce trademarks and other indicia of origin that are valuable to our brand;
●	our ability to successfully differentiate our products from competitors’ products;
●	actions of competitors and other third parties;

●	our ability to provide customer support and professional services;
●	any actual or perceived data breach or data loss, or misuse or perceived misuse of our products;
●	positive or negative publicity;
●	interruptions, delays or attacks on our products; and
●	litigation or regulatory related developments.

If our brand promotion activities are not successful, our operating results and growth may be harmed.

Independent industry analysts often provide reviews of our products, as well as competitors’ products, and perception of our products in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive as compared to those of competitors’ products and services, our brand may be adversely affected.

Furthermore, negative publicity, whether or not justified, relating to events or activities attributed to us, our employees, partners or others associated with any of these parties, may tarnish our reputation and reduce the value of our brand. Damage to our reputation and loss of brand equity may reduce demand for our products and have an adverse effect on our business, operating results and financial condition. Moreover, any attempts to rebuild our reputation and restore the value of our brand may be costly and time consuming, and such efforts may not ultimately be successful.

Our future success depends on the continuing efforts of our key personnel and on our ability to attract and retain highly skilled personnel and senior management.

Due to the specialized nature of our business, our future performance is highly dependent upon the continued services of our key technical personnel and executive officers, including the contributions of Brandon Torres Declet, our Chief Executive Officer (“CEO”), as well as other members of our management team, and the hiring, development, and retention of qualified technical, engineering, manufacturing, marketing, sales, and management personnel for our operations. The loss of services of any of these individuals could make it more difficult to achieve our business plans. Although we have executed employment agreements or offer letters with each member of our senior management team, these agreements are terminable at will with or without notice and, therefore, we may not be able to retain their services. We do not currently maintain “key person” life insurance on the lives of our executives. This lack of insurance means that we may not have adequate compensation for the loss of the services of these individuals.

We aim to significantly increase our headcount in the near-term, but have experienced, and continue to experience, challenges hiring highly qualified personnel, including engineers and skilled laborers. In addition, the cost of labor remains high. Some candidates and new personnel may have job-related expectations that differ from our current workforce and are inconsistent with our corporate culture. With respect to existing personnel, some may become required to receive various security clearances and substantial training in order to work on certain programs or perform certain tasks. Necessary security clearances may be delayed, which may impact our ability to perform on our U.S. government contracts. We also may not be successful in training or developing qualified personnel with the requisite relevant skills or security clearances. Moreover, some of our employees are covered by collective bargaining agreements. If we have additional challenges renegotiating agreements or if our employees pursue new collective representation, then we could experience additional costs and/or be subject to work stoppages. Any of the above factors could seriously harm our business.

If we are unable to attract, integrate and retain additional qualified personnel, including top technical talent, our business could be adversely affected.

Future success depends in part on our ability to identify, attract, integrate and retain highly skilled technical, managerial, sales and other personnel. We face intense competition for qualified individuals from numerous other companies, including other software and technology companies, many of whom have greater financial and other resources than we do. These companies also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than those we have to offer. In addition, new hires often require significant training and, in many cases, take significant time before they achieve full productivity. We may incur significant costs to attract and retain qualified personnel, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards, and we may lose new employees to competitors or other companies before we realize the benefit of our investment in recruiting and training them.

Moreover, new employees may not be or become as productive as we expect, as we may face challenges in adequately or appropriately integrating them into our workforce and culture. If we are unable to attract, integrate and retain suitably qualified individuals who are capable of meeting our growing technical, operational and managerial requirements, on a timely basis or at all, our business will be adversely affected. In addition, changes in immigration laws or varying applications of immigration laws to limit the availability of certain work visas or increase visa fees in the United States may impact our ability to hire the engineering and other talent that we need to continue to enhance our platform, which could have an adverse impact on our business, financial condition, results of operations, and prospects. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or renewing work visas for our technology professionals.

Volatility or lack of positive performance in our stock price may also affect our ability to attract and retain our key employees. Employees may be more likely to leave us if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or, conversely, if the exercise prices of the options that they hold are significantly above the market price of our common stock. If we are unable to appropriately incentivize and retain our employees through equity compensation, or if we need to increase our compensation expenses in order to appropriately incentivize and retain our employees, our business, operating results, financial condition and cash flows would be adversely affected.

Future acquisitions could disrupt our business and adversely affect our operating results, financial condition and cash flows.

We may make acquisitions that could be material to our business, operating results, financial condition and cash flows. Our ability as an organization to successfully acquire and integrate technologies or businesses is unproven. Acquisitions involve many risks, including the following:

●	an acquisition may negatively affect our operating results, financial condition or cash flows because it may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatment, may expose us to claims and disputes by third parties, including intellectual property claims and disputes, or may not generate sufficient financial return to offset additional costs and expenses related to the acquisition;
●	we may encounter difficulties or unforeseen expenditures in integrating the business, technologies, products, personnel or operations of any company that we acquire, particularly if key personnel of the acquired company decide not to work for us;
●	an acquisition may disrupt our ongoing business, divert resources, increase our expenses and distract our management;
●	an acquisition may result in a delay or reduction of customer purchases for both us and the company we acquired due to customer uncertainty about continuity and effectiveness of service from either company;
●	we may encounter difficulties in, or may be unable to, successfully sell any acquired products or solutions;
●	an acquisition may involve the entry into geographic or business markets in which we have little or no prior experience or where competitors have stronger market positions;
●	the potential strain on our financial and managerial controls and reporting systems and procedures;
●	potential known and unknown liabilities associated with an acquired company;
●	if we incur debt to fund such acquisitions, such debt may subject us to material restrictions on our ability to conduct our business as well as financial maintenance covenants;
●	the risk of impairment charges related to potential write-downs of acquired assets or goodwill in future acquisitions;
●	to the extent that we issue a significant amount of equity or convertible debt securities in connection with future acquisitions, existing stockholders may be diluted and earnings per share may decrease; and
●	managing the varying intellectual property protection strategies and other activities of an acquired company.

We may not succeed in addressing these or other risks or any other problems encountered in connection with the integration of any acquired business. The inability to integrate successfully the business, technologies, products, personnel or operations of any acquired business, or any significant delay in achieving integration, could have a material adverse effect on our business, operating results, financial condition and cash flows.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement or other violations of intellectual property rights, damages caused by us to property or persons, or other liabilities relating to or arising from our software, services or other contractual obligations. Large indemnity payments could harm our business, results of operations and financial condition. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other existing customers and new customers and harm our business and results of operations.

Our insurance may not adequately cover our future operating risk.

We have insurance to protect our assets, future operations and employees. While we believe our insurance coverage addresses all material risks to which we may be exposed and is adequate and customary according to our current projections for our future operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which we may be exposed. In addition, no assurance can be given that such insurance will be adequate to cover our liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If we were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if we were to incur such liability at a time when we are not able to obtain liability insurance, our business, results of operations and financial condition could be materially adversely affected. Insurance that is otherwise readily available, such as workers’ compensation, general liability, title insurance and directors’ and officers’ insurance, is more difficult for us to find and more expensive because of our involvement in emerging areas. There are no guarantees that we will be able to find insurance coverage at otherwise competitive, or even economically viable terms.

Risks Related to Regulation and Government

Operating in highly regulated businesses with new and ever-changing laws and regulations requires significant resources.

We operate in highly regulated businesses that are regulated by a number of federal agencies and laws, including, but not limited to, regulations relating to drone use, data security and privacy, and artificial intelligence. The regulatory landscape is evolving to address the increased use of drones in recreational and commercial spaces. Federal, state and local governmental entities and foreign governments may regulate aspects of the drone industry, including the production or distribution of our drone hardware, software or services. The United States Department of Transportation (“USDOT”), the Federal Aviation Administration (the “FAA”), and other agencies at the federal, state and local levels are beginning to address some of the numerous certification, regulatory and legal challenges associated with unmanned aerial systems (“UAS”). These aircraft will also need to comply with existing regulations or be the subject of new regulations to cover their activities. Current regulations govern operating beyond visual line of sight (“BVLOS”) without a waiver, operating over people and public streets, privacy, transporting commercial cargo across state lines and instrument-based flight. The integration of UAS into the National Airspace System and air traffic management is a critical factor, requiring a remote identification process (i.e., Remote ID) for these aircraft to provide identification and location information during flight. The FAA’s Unmanned Aircraft System Integration Pilot Program (“IPP”) provides a means to test and evaluate UAS operations, accelerating the approval of certain operations that require authorizations. It is uncertain how new or changed laws and regulations will affect our products and operations. We may be unable to respond effectively and on a timely basis to comply with the evolving regulations. If we are unable to adapt to the changing regulatory environment successfully and on a faster pace than our competitors, such developments could adversely affect our ability to compete.

In addition, regulations in accounting standards, taxation requirements (including changes in applicable income tax rates, new tax laws and revised tax law interpretations), financial matters, and other administrative and industry restrictions may lead to increased compliance costs or adversely affect our operations. While we endeavor to take all the steps necessary to comply with these laws and regulations, there can be no assurance that we can maintain compliance on a continuing basis. Failure to comply could result in monetary liabilities and other sanctions which could increase our costs or decrease our revenue resulting in a negative impact on our business, financial condition and results of operations. We expect a significant amount of our management’s time and external resources to go towards ensuring compliance with the laws, regulations and guidelines that impact our business, and changes thereto, and such compliance may place a significant burden on our management and other resources. Additionally, we may be subject to a variety of local laws, regulations and guidelines in each of the future jurisdictions in which we plan to operate, which may differ among these various jurisdictions. Complying with multiple regulatory regimes will require additional resources and may impair our ability to expand into certain jurisdictions.

Further, any future changes in applicable federal, state, and local regulations, including zoning restrictions, environmental requirements, FAA and the Federal Communications Commission (the “FCC”) compliance, security requirements, or permitting requirements and fees, could restrict the products and services we may offer or impose additional compliance costs on us. Environmental regulations, including those on noise pollution, emissions from battery production, or waste from drone manufacturing, could impose additional costs or restrictions. For example, local zoning laws may limit drone operations due to environmental impacts, and failure to comply with the U.S. Environmental Protection Agency (“EPA”) or international standards (for example, EU drone sustainability directives) could delay product launches or increase liability. Violations of applicable laws, or allegations of such violations, could disrupt our future business and result in a material adverse effect on our commercial operations. We cannot predict the nature of any future laws, regulations, interpretations or applications, including local, state or federal, and it is possible that regulations may be enacted in the future that will be materially adverse to our business or which would have materially significant costs of compliance which could negatively impact our business and commercial operations. In addition, we may operate in multiple countries and therefore may be exposed to foreign changes in foreign regulations, which could negatively impact our financial results. We may face difficulty in adapting to or managing foreign regulatory risks.

See also “Risk Factors — Risks Related to Regulation and Government — Privacy and data security laws and regulations could require us to make changes to our business, impose additional costs on us and reduce the demand for our software solutions.”

Opportunities for expanded uses of our drone-based services in the United States are limited by federal and state laws and rulemaking.

The products we offer to customers within the United States are limited by federal laws and rulemaking, including Part 107 of the commercial drone regulations adopted by the FAA at the end of August 2016. Our ability to develop and provide new services for use in the United States will be subject to federal law and regulations, which can be slow and subject to delays based on political turnover and disruptions in federal funding, among other reasons. The Part 107 rules limit the altitude, available airspace and weight of a drone and also requires the certification of remote pilots that can operate a drone for commercial purposes in the United States. We, or our customers, may seek waivers and exemptions from the Part 107 rules for expanded operations; however, the processing of waivers is lengthy and uncertain. In August 2025, the FAA published a Notice of Proposed Rulemaking (“NPRM”) for Part 108 in the Federal Register, aiming to normalize BVLOS operations, allowing for routine flights without the need for individual waivers and exemptions currently required under Part 107. However, there is no guarantee that such regulation will be adopted in its proposed form or on a timely basis, and delays could arise from industry feedback, technical challenges or shifts in FAA priorities. Political limits on the ability to issue new regulations could slow the growth of this market. To date, the FAA has not issued any formal rules and regulations specifically regarding software applications used by drones. However, it could decide to issue formal rules and regulations which could cause us to withdraw our products from the market. It is possible that we may not be able to comply with new rules and regulations issued by the FAA.

Because a portion of our business depends on contracting with government entities and other heavily regulated organizations, we face a number of challenges and risks unique to such business.

Our solutions are used across both commercial and defense applications. Our wholly owned subsidiary, Exyn Defense, focuses on government and defense applications of our autonomy technology and is structured explicitly to serve government and adjacent communities and use cases. We expect to derive a meaningful portion of our revenue from the U.S. government and government-related entities, as well as foreign government contracts, in the future.

Sales to government agencies are subject to a number of challenges and risks. Our results of operations could be adversely affected by government spending caps or changes in government budgetary priorities at the federal, state or local level, as well as by delays in the government budget process, program starts, or the award of contracts or orders under existing contracts in any jurisdiction in which we operate. Future U.S. government spending levels for various programs remain uncertain, and may not be sustained at the levels associated with government fiscal year 2024. In addition, the Trump Administration has issued executive orders which, among other things, pause disbursement of funds appropriated through the Inflation Reduction Act and Infrastructure Investment and JOBS Act. Further, the Trump Administration has stated its intent to evaluate overall government spending. This and other actions taken in connection with government spending could adversely impact our business, results of operations, financial condition, and growth prospects. Future spending and program authorizations may not increase or may decrease or shift to programs in areas in which we do not provide services or are less likely to be awarded contracts. Such changes in spending authorizations and budgetary priorities may occur as a result of shifts in spending priorities as a result of competing demands for federal funds or other factors.

Further, government programs in which we may seek to participate, and contracts for our products, must compete with other programs for consideration during Congress’ budget and appropriations hearings, and may be affected by changes not only in political power and appointments but also general economic conditions and other factors beyond our control. A government closure based on a failure of Congress to agree on federal appropriations or the uncertainty surrounding a continuing resolution may result in termination or delay of federal funding opportunities we are pursuing. Reductions, extensions, or terminations in a program in which we are seeking to participate, or overall defense or other spending could adversely affect our ability to generate revenues and realize any profits. We cannot predict whether potential changes in security, defense, communications, and intelligence priorities will afford opportunities for our business in terms of research and development or product contracts, but any reduction in government spending on such programs could negatively impact our ability to generate revenues. In addition, our ability to participate in U.S. government programs may be affected by the adoption of new laws or regulations relating to government contracting or changes in existing laws or regulations, changes in political or public support for certain programs, such as defense, and uncertainties associated with the current global threat environment and other geo-political matters.

In addition, our quarterly financial results may fluctuate significantly due to timing of large contract wins, government procurement cycles, and seasonality of commercial projects. Selling to government agencies involves a procurement process which can be highly competitive, expensive, and time-consuming, may lead to irregular revenue recognition, and often requires significant upfront time and expense to craft a formal proposal that meets the detailed procurement requirements without any assurance that these efforts will generate a sale. In addition, contracts with government agencies frequently contain terms including termination for convenience provisions, discretion for the government customer to suspend or delay performance, and government options for future periods of performance. Compliance with complex regulations and procurement rules across many jurisdictions can be expensive and consume significant resources. Because of the large number of jurisdictions in which we currently operate in, it is a challenge to identify and ensure compliance with all local, state, federal, and foreign rules and regulations regarding public procurement. These rules can relate to the formation, administration, or performance of government contracts that give public sector customers substantial rights and remedies, many of which are not typically found in private sector commercial contracts. These may include rights with respect to the accuracy of information provided to the government, contractor compliance with requirements to use disadvantaged business entities as subcontractors, and other terms that are particular to government contracts.

In certain jurisdictions, our ability to win business may be constrained by political and other factors unrelated to our competitive position in the market. Our business, financial condition, and results of operations may be adversely affected by certain events or activities, including, but not limited to:

●	changes in fiscal or contracting policies or decreases in available government funding at the federal, state or local level, including those driven by changes in the political environment (e.g., a change in elected or appointed government officials, and any resulting uncertainty or changes in policy or priorities and funding);
●	changes in the approach of government agencies towards the autonomous robotics and drone markets;
●	changes in government policy towards our industry or our company;
●	failure to appropriately price our proposals based on limited information, resulting in either being disqualified for pricing too high or winning by bidding so low that our margins are impacted;
●	appeals, disputes, or litigation relating to government procurement, including but not limited to bid protests by unsuccessful bidders on potential or actual awards of contracts to us or our customers by the government;
●	the adoption of new laws or regulations or changes to existing laws or regulations;
●	budgetary constraints;
●	difficulties in collecting payment for software and services provided to government agencies, including delays in the timing of payments;

●	influence by, or competition from, third parties (including but not limited to competitors, existing service providers, or local labor unions) with respect to pending, new, or existing contracts with government customers; and
●	potential delays or changes in the government appropriations or procurement processes, including as a result of events such as war, incidents of terrorism, natural disasters, and public health threats.

Public sector and heavily regulated customers may have contractual, statutory, or regulatory rights to terminate current contracts with us for convenience or due to a default. If a contract is terminated for convenience, we may only be able to collect fees for services delivered prior to termination and settlement expenses. If a contract is terminated due to a default, we may be liable for excess costs incurred by the customer for procuring alternative services or be precluded from doing further business with government entities.

Governmental entities routinely investigate and audit contractors for compliance with applicable government contracting requirements. If, as a result of an audit or review, it is determined that we have failed to comply with these requirements, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, cost associated with the triggering of price reduction clauses, fines and suspensions, or debarment from future government business. In the event that we fail an audit or contribute to one of our customers failing an audit, we may suffer significant harm to our reputation in addition to potential debarment from other government business. In addition, state and local government entities may revise existing contract rules and regulations or adopt new contract rules and regulations during the term of a contract and may also face restrictions or pressure regarding the type and amount of services that they may obtain from private contractors. Any of these changes, especially in the United States where we expect to continue to generate the vast majority of our revenue, could impair our ability to obtain contracts with additional government customers or renew our current contracts with government customers.

A portion of our revenue is derived from a small number of enterprise and government customers. The loss of, or default by, one or more of such large customers, or a material adverse change in any such customer’s business or financial condition, could materially reduce our revenues.

Four customers represented in the aggregate 60% of total revenues for the three months ended March 31, 2026. As of March 31, 2026, our top five customers together accounted for approximately 69% of our revenues year-to-date. For the three months ended March 31, 2026, approximately 10% of our revenue was generated by government customers, and approximately 90% of our revenue was generated by enterprise customers. Our customers may change their ordering patterns or business strategy, be delayed in the fulfillment of their contractual obligations to us, reduce or cease their use of our services, or become unable to pay for services they had contracted to buy, whether due to a downturn in their business or otherwise. A substantial amount of our revenues from government customers is also subject to risks of future government funding levels, which may be substantially curtailed or abandoned, resulting in contract cancellations, modifications, delays, or reduction in orders. In particular, the current administration has indicated it is committed to decreasing federal spending and the size of government. If the administration were to take actions that impacted the amount our government customers are able to spend on our services, it could materially adversely impact our business, results of operations, and financial condition. In addition, some of our customers’ industries are undergoing significant consolidation, and our customers may be acquired by each other or other companies, including by our competitors. Such acquisitions could adversely affect our ability to sell services to such customers and to any end-users whom they serve. Our customers may in the future default, on their obligations to us due to bankruptcy, lack of liquidity, operational failure, or other reasons. Such defaults could adversely affect our revenues, operating margins, and cash flows. In addition, under our contracts, our customers generally have the right to terminate, cancel, or curtail our contracts for convenience. Any decisions by our customers to terminate, cancel, or curtail our contracts would adversely affect our backlog revenues, revenue growth, and profitability. If our customers experience financial difficulties which result in cancellations, our revenues, operating margins, and cash flows would be further negatively impacted.

Policy changes affecting international trade could adversely impact the cost of our products and our competitive position.

Changes in government policies on foreign trade and investment may affect the manufacturing costs of the components for our products or prevent us from being able to sell products in certain countries. Our business benefits from free trade agreements, and efforts to withdraw from or substantially modify such agreements, in addition to the implementation of more restrictive trade policies, such as more detailed inspections, higher tariffs, import or export licensing requirements, economic sanctions, anti-boycott laws, exchange controls or new barriers to entry, could have a material adverse effect on our business, financial condition, results of operations and cash flows. For example, we are already experiencing increased tariffs on certain of our product components from our manufacturers in China. In addition, in April 2025, the Trump Administration announced a baseline tariff of 10% on products imported from all countries and an individualized reciprocal tariff on the countries with which the United States has the largest trade deficits. Many of these reciprocal tariffs went into effect in August 2025. Implementation of certain of these tariffs has since been selectively paused pending negotiations, which remain ongoing. These tariffs, including retaliatory measures from trading partners, have increased uncertainty and costs, as seen in ongoing U.S.-China trade tensions. Increased tariffs by the United States have led and may continue to lead to the imposition of retaliatory tariffs by foreign jurisdictions. Such tariffs and any retaliatory tariffs may put upwards pressure on prices in other jurisdictions from which we purchase product components, which could reduce our ability to offer competitive pricing to potential customers and affect the demand for our products. Additionally, the Trump Administration has announced and rescinded multiple tariffs on several foreign jurisdictions, which has increased uncertainty regarding the ultimate effect of the tariffs on economic conditions.

We cannot predict what changes to trade policy will be made by the Trump Administration, the U.S. Congress or other governments, including whether existing tariff policies will be maintained or modified or whether the entry into new bilateral or multilateral trade agreements will occur, nor can we predict the effects that any such changes would have on our business or the global economy. Changes in U.S. trade policy, or threat of such changes, have resulted and could again result in reactions from U.S. trading partners, including adopting responsive trade policies making it more difficult or costly for us to export our products or import product components from countries where we currently purchase products or product components or sell products. Such changes, or threatened changes, to trade policy or in laws and policies governing foreign trade, and any resulting negative sentiments towards the United States as a result of such changes, could materially and adversely affect our business, financial condition, results of operations and liquidity.

Governmental export or import controls could limit our ability to compete in foreign markets and subject us to liability if we violate them.

Our products and software may be subject to U.S. export controls, and we incorporate encryption technology into our products. These products and the underlying technology may be exported only with the required export authorizations, including by license, a license exception or other appropriate government authorizations. U.S. export controls may require submission of a product classification and annual or semi-annual reports. Governmental regulation of encryption technology and regulation of imports or exports of encryption products, or our failure to obtain required import or export authorization for our products, when applicable, could harm our international sales and adversely affect our revenue. Compliance with applicable regulatory requirements regarding the export of our products, including with respect to new releases of our products, may create delays in the introduction of our product releases in international markets, prevent customers with international operations from deploying our products or, in some cases, prevent the export of our products to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments and persons targeted by U.S. sanctions. On September 15, 2025, the U.S. Department of State announced an update easing the review policy for military drone exports, potentially facilitating certain international sales. However, this does not eliminate underlying risks, and any failure to comply could still result in penalties.

International sales of certain of our products, including our AI products, may be subject to U.S. laws, regulations and policies like the International Traffic in Arms Regulations (“ITAR”) and other export laws and regulations and may be subject to first obtaining licenses, clearances or authorizations from various regulatory entities. If we are not allowed to export our products or the clearance process is burdensome, our ability to generate revenue would be adversely affected. Our use of AI in drone products also exposes us to additional regulatory scrutiny. Evolving U.S. and international AI regulations or export restrictions under ITAR and Export Administration Regulations (“EAR”), could require modifications, increase compliance costs, or limit market access. Ethical concerns, biases in AI algorithms, or liability for AI-driven decisions (e.g., in autonomous flights) could also lead to litigation or reputational harm.

The failure to comply with any of these regulations could adversely affect our ability to conduct our business and generate revenues, as well as increase our operating costs. If we fail to comply with export and import regulations and such economic sanctions, we may be fined or other penalties could be imposed, including a denial of certain export privileges. Moreover, any new export or import restrictions, new legislation or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, financial condition and operating results.

Failure to comply with anti-bribery, anti-corruption, and anti-money laundering laws could subject us to penalties and other adverse consequences.

We are subject to the Foreign Corrupt Practices Act (the “FCPA”), the U.K. Bribery Act and other anti-corruption, anti-bribery and anti-money laundering laws in various jurisdictions both domestic and abroad. Anti-corruption, anti-bribery, and anti-money laundering laws have been enforced aggressively in recent years and are interpreted broadly and generally prohibit companies and their directors, officers, employees and agents from promising, authorizing, making or offering improper payments or other benefits to government officials and others in the private sector. Such laws apply to our agents and third parties, and we plan to leverage third parties to sell our products and conduct our business abroad. We and our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. While we have policies and procedures to address compliance with such laws, these policies and procedures were only recently adopted and we cannot assure you that all of our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. Any violation of the FCPA or other applicable anti-bribery, anti-corruption laws, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, a significant diversion of management’s resources and attention or suspension or debarment from U.S. government contracts, all of which may have a material adverse effect on our reputation, business, operating results and prospects.

Future investments in the Company may be subject to U.S. and non-U.S. foreign investment screening regulations, which may impose conditions or limitations on certain future investment transactions (including, but not limited to, limits on purchasing our capital stock, limits on our ability to share information with our shareholders, corporate governance modifications, forced divestitures, or other measures).

Certain investments that involve the acquisition of or investment in a U.S. business by a non-U.S. buyer or investor may be subject to review and approval by CFIUS. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, including the level of the investor’s beneficial ownership interest and the nature of any information or governance rights involved. For example, investments that result in “control” of a U.S. business by a foreign person (as defined in 31 CFR § 800.208) always have been subject to CFIUS jurisdiction. Significant CFIUS reform legislation-which was fully implemented through regulations that became effective in October 2020-expanded the scope of CFIUS’s jurisdiction to cover investments that do not involve “control” dynamics but nonetheless afford certain foreign investors certain information or governance rights in U.S. businesses that have a qualifying nexus to “critical technologies,” “critical infrastructure” and/or “sensitive personal data” (as defined in 31 CFR §§ 800.215, 800.214, and 800.241, respectively). The new CFIUS legislation and implementing regulations also imposed mandatory CFIUS filing requirements for certain transactions involving U.S. businesses with a qualifying nexus to critical technologies. Given that the Company produces, tests, designs, develops, fabricates, and/or manufactures one or more “critical technologies,” as defined at 31 CFR § 800.215, including but not limited to payloads controlled under the U.S. International Traffic in Arms Regulations and the U.S. Export Administration Regulations, CFIUS may impose certain requirements on the management, control and conduct of our business. CFIUS’s review of any future investments or acquisitions may have outsized impacts on the certainty, timing, feasibility, and cost of such future investments or acquisitions, which could adversely affect our business and operating results.

Privacy and data security laws and regulations could require us to make changes to our business, impose additional costs on us and reduce the demand for our software solutions.

We transmit a significant amount of personally identifiable information (“PII”) through our products. Privacy and data security have become significant issues in the United States and in other jurisdictions where we may offer our solutions. The regulatory framework relating to privacy and data security issues worldwide is evolving rapidly and is likely to remain uncertain for the foreseeable future. Federal, state and foreign government bodies and agencies have in the past adopted, or may in the future adopt, laws and regulations regarding the collection, use, processing, storage and disclosure of personal or identifying information obtained from customers and other individuals. In addition to government regulation, privacy advocates and industry groups may propose various self-regulatory standards that may legally or contractually apply to our business. Because the interpretation and application of many privacy and data security laws, regulations and applicable industry standards are uncertain, it is possible that these laws, regulations and standards may be interpreted and applied in a manner inconsistent with our existing privacy and data management practices. As we expand into new jurisdictions or verticals, we will need to understand and comply with various new requirements applicable in those jurisdictions or verticals. To the extent applicable to our business or the businesses of our customers, these laws, regulations and industry standards could have negative effects on our business, including by increasing our costs and operating expenses, and delaying or impeding our deployment of new core products or services. Compliance with these laws, regulations and industry standards requires significant management time and attention, and failure to comply could result in negative publicity, subject us to fines or penalties or result in demands that we modify or cease existing business practices. In addition, the costs of compliance with, and other burdens imposed by, such laws, regulations and industry standards may adversely affect our customers’ ability or desire to collect, use, process and store PII using our products and services, which could reduce overall demand for them. Even the perception of privacy and data security concerns, whether or not valid, may inhibit market acceptance of our products and services in certain verticals. In particular, some regulatory bodies have recently become more interested in technologies that we employ, including AI. Any of these outcomes could adversely affect our business and operating results.

If our security measures are breached or unauthorized access to personally identifiable information is otherwise obtained, our reputation may be harmed, and we may incur significant liabilities.

In the ordinary course of our business, we may collect and store sensitive data, including PII, owned or controlled by ourselves or our customers, and other parties. We may communicate sensitive data electronically, and through relationships with multiple third-party vendors and their subcontractors. These applications and data encompass a wide variety of business-critical information, including commercial information, and business and financial information. We face a number of risks relative to protecting this critical information, including loss of access risk, inappropriate use or disclosure, inappropriate modification, and the risk of our being unable to adequately monitor, audit, and modify our controls over our critical information. This risk extends to the third-party vendors and subcontractors we use to manage this sensitive data. As a custodian of this data, we therefore inherit responsibilities related to this data, exposing ourselves to potential threats. Data breaches occur at all levels of corporate sophistication (including at companies with significantly greater resources and security measures than our own) and the aftermath of these breaches can be costly, time-consuming, and damaging to a company’s reputation. Further, data breaches need not occur from malicious attacks or phishing only. Often, employee carelessness can result in sharing PII with a much wider audience than intended. Consequences of such data breaches could result in fines, litigation expenses, costs of implementing better systems, and the damage of negative publicity, all of which could have a material adverse effect on our business operations and financial condition.

If our network or computer systems are breached or unauthorized access to customer data is otherwise obtained, our products may be perceived as insecure and we may lose existing customers or fail to attract new customers, our reputation may be damaged and we may incur significant liabilities.

Our operations involve the storage and transmission of our customers’ sensitive and proprietary information. Cyber-attacks and other malicious internet-based activity continue to increase generally, and cloud-based platform providers of software and services have been targeted. If any unauthorized access to or security breach or security incident impacting our products, our networks or systems, or any systems or networks of our service providers, occurs, or is believed to have occurred, whether as a result of third-party action, employee, vendor, or contractor error, malfeasance, phishing attacks, social engineering or otherwise, such an event or perceived event could result in the loss of, or unauthorized access to or acquisition of, data or intellectual property of ourselves or our customers, loss of business, severe reputational or brand damage adversely affecting customer or investor confidence, regulatory investigations and orders, litigation or other demands, indemnity obligations, damages for contract breach, penalties for violation of applicable laws, regulations, or contractual obligations, and significant costs for remediation that may include liability for stolen assets or information and repair of system damage that may have been caused, incentives offered to customers or other business partners in an effort to maintain business relationships after a breach or other incident, and other liabilities. Additionally, any such event or perceived event could impact our reputation, harm customer confidence, hurt our sales and expansion into existing and new markets, or cause us to lose existing customers. We could be required to expend significant capital and other resources to alleviate problems caused by such actual or perceived breaches or other incidents and to remediate our systems, we could be exposed to a risk of loss, litigation or regulatory action and possible liability, and our ability to operate our business may be impaired. Additionally, actual, potential or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants.

In addition, if the security measures of our customers are compromised, even without any actual compromise of our products or systems, or any networks or systems of our service providers, we may face negative publicity or reputational harm if customers or anyone else incorrectly attributes the blame for such security breaches or other incidents to us, our products, our systems or networks, or those of our service providers. If customers believe that our products do not provide adequate security for the storage of personal or other sensitive information or its transmission over the internet, our business will be harmed.

Our errors and omissions insurance covering certain security and privacy damages and claim expenses may not be sufficient to compensate for all liability. Although we maintain insurance for liabilities incurred as a result of some security and privacy damages, we cannot be certain that our coverage will be adequate for liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, operating results, and reputation.

Because the techniques used and vulnerabilities exploited to obtain unauthorized access or to sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or vulnerabilities or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period.

Additionally, with data security a critical competitive factor in our industry, we make public statements in our privacy policies, on our website, and elsewhere describing the security of our products. Should any of these statements be untrue, become untrue, or be perceived to be untrue, even if through circumstances beyond our reasonable control, we may face claims, including claims of unfair or deceptive trade practices, brought by the FTC, state, local, or foreign regulators, and private litigants.

We have an accrued payroll tax liability of approximately $81,000 for the three months ended March 31, 2026. There is no guarantee we can resolve this liability to the satisfaction of the Internal Revenue Service (“IRS”).

As of March 31, 2026, approximately $81,000 of employee and employer payroll taxes and associated interest and penalties have been accrued but not remitted by us to the IRS. These accruals are for payroll from the first quarter of 2022 until and including the third quarter of 2025. These balances primarily reflect legacy timing and control gaps that arose during a period of rapid growth and resource constraints. We have commenced payment of payroll taxes for current periods. In order to mitigate the risks or consequences of this liability, we have proactively approached the IRS (all parties including federal, state and Canadian) and are actively discussing a settlement with them. However, there can be no assurance that the IRS will agree to the terms of a settlement and not instead demand immediate payment of the amounts due. Even if a settlement offer is accepted, the terms of any settlement may require substantial upfront payments, which we may not have sufficient funds available for. Willful failure to comply with statutory obligations to collect, account for and pay over taxes imposed on employees is a federal criminal offense. There can be no assurance that the Department of Justice will not commence criminal charges against us and our management for failure to remit payroll taxes to the IRS.

We may be subject to additional obligations to collect and remit sales tax and other taxes, and we may be subject to tax liability for past transactions, which could harm our business.

We do not collect sales and use, value added and similar taxes in all jurisdictions in which we have sales, based on our assessment that such taxes are not applicable or that we are not required to collect such taxes in certain jurisdictions. State, local and foreign jurisdictions have differing rules and regulations governing sales, use, value added and other taxes, and these rules and regulations are subject to varying interpretations that may change over time. In particular, the applicability of such taxes on our products in various jurisdictions is unclear. Further, these jurisdictions’ rules regarding tax nexus are complex and vary significantly. As a result, we could face the possibility of audits that could result in tax assessments, including associated interest and penalties. A successful assertion that we should be collecting additional sales, use, value added or other taxes in those jurisdictions where we have not historically done so could result in substantial tax liabilities and related penalties for past transactions, discourage customers from purchasing our application or otherwise harm our business and operating results.

Changes in tax laws or regulations that are applied adversely to us or our customers could increase the costs of our products and adversely impact our business.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could affect the tax treatment of our (and our subsidiaries’) domestic and foreign financial results. Any new taxes could adversely affect our domestic and international business operations, and our business and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. Specifically, taxation of software is constantly evolving as many state and local jurisdictions consider the taxability of software services provided remotely. These events could require us or our customers to pay additional tax amounts on a prospective or retroactive basis, as well as require us or our customers to pay fines or penalties and interest for past amounts deemed to be due. If we raise our prices to offset the costs of these changes, existing and potential future customers may elect not to continue to use our products in the future. Additionally, new, changed, modified or newly interpreted or applied tax laws could increase our customers’ and our compliance, operating and other costs, as well as the costs of our products. Any or all of these events could harm our business and operating results.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

For the three months ended March 31, 2026 and for the year ended December 31, 2025, we had estimated available federal net operating loss carryforwards (“NOLs”) of $54,404,752 and $53,096,852, respectively, which may be available to offset taxable income in the future up to 80% of the current year taxable income. Federal NOLs generated in tax years beginning after December 31, 2017, such as these, do not expire. State NOLs may expire, depending upon the various rules in the states in which we operate. A lack of future taxable income would adversely affect our ability to utilize these NOLs before they expire. In general, under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), a corporation that undergoes an “ownership change” (as defined under Section 382 of the Code and applicable Treasury Regulations) is subject to limitations on its ability to utilize its pre-change NOLs to offset our future taxable income. We may experience a future ownership change under Section 382 of the Code that could affect our ability to utilize the NOLs to offset our income. Furthermore, our ability to utilize NOLs of companies that we have acquired or may acquire in the future may be subject to limitations. There is also a risk that due to regulatory changes (potentially with retroactive effect), such as suspensions on the use of NOLs or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to reduce future income tax liabilities, including for state tax purposes. For these reasons, we may not be able to utilize a material portion of the NOLs, even if we attain profitability, which could potentially result in increased future tax liability to us and could adversely affect our operating results and financial condition.

Risks Related to Our Industry

We operate in an emerging and rapidly growing industry, which makes it difficult to evaluate our business and future prospects.

The autonomous robotics industry is relatively new and is growing rapidly. The market for our products is characterized by rapid technological change, frequent new product introductions and enhancements, uncertain product life cycles, changing customer demands and evolving industry standards, any of which can render existing products obsolete. As a result, it is difficult to evaluate our business and future prospects. We cannot accurately predict whether, and even when, demand for our products will increase, if at all. The risks, uncertainties and challenges encountered by companies operating in emerging and rapidly growing industries include:

●	generating sufficient revenue to cover operating costs and sustain operations;
●	acquiring and maintaining market share;
●	attracting and retaining qualified personnel;
●	successfully developing and commercially marketing new and existing products;
●	complying with development regulatory requirements;
●	customer satisfaction with our products;
●	the cost, performance and reliability of our products and products offered by our competitors;
●	customer perceptions regarding the effectiveness and value of our products and its inter-operability with other drone, robotic, and customers’ business and operational systems;
●	marketing efforts and publicity regarding these types of products and services;
●	responding effectively to changing technology, evolving industry standards, and changing customer needs or requirements; and
●	accessing the capital markets to raise additional capital, on reasonable terms, if and when required to sustain operations or to grow the business.

As such, we cannot accurately predict the future growth rates or sizes of the markets for our products and future services. Demand for our products and services may not increase, or may decrease, either generally or in specific markets, for particular types of products and services or during particular time periods. We believe the drone, autonomous robotics and AI-driven mapping markets, are all nascent and we cannot assure you that our continued efforts to further increase our sales to customers will be successful. As such, our current expectations and projections about future events and trends may be different from the actual results. Furthermore, if we are unable to address any of the above challenges successfully, our business, financial condition, results of operations, and prospects may be adversely affected by such failure.

Rapid technological changes may adversely affect the market acceptance of our products and services and could adversely affect our business, financial condition and results of operations as we would incur in additional costs associated with developing products that would effectively obtain market acceptance and demand.

The autonomous robotics, drones and AI-driven mapping markets are subject to rapidly evolving technological changes, introduction of new products, change in customer demands and evolving industry standards. These markets are nascent and may not grow as quickly as anticipated or may develop in unforeseen ways. Our future success will depend upon our ability to keep pace with technological developments and to timely address the increasingly sophisticated needs of our customers by supporting existing and new technologies and by developing and introducing enhancements to our current products and new products in our commercial operations. We may not be successful in developing and marketing our products in response to technological change, evolving industry standards or customer requirements. In addition, we may experience difficulties internally or in conjunction with key vendors and partners that could delay or prevent the successful development, introduction and sale of our products and services may not adequately meet the requirements of the market and may not achieve any significant degree of market acceptance. If release dates of our new products or services are delayed or, if when released, they fail to achieve market acceptance, our business, operating results and financial condition may be adversely affected as we would incur in additional costs associated with developing products that would effectively obtain market acceptance and demand, in addition to any other potential costs incurred to find viable alternatives in the event any of our future third party providers fail to keep up with the market demand for our potential products and services or become obsolete in the industry.

The adoption, use, and commercialization of AI technology, and the continued rapid pace of developments in the AI field, are inherently uncertain. Failure by our potential customers to continue to adopt infrastructure to support AI use cases in their systems, or our ability to keep up with evolving AI infrastructure requirements, could have a material adverse effect on our business, financial condition, and results of operations.

As part of our growth strategy, we seek to attract and acquire customers focused on deploying AI through autonomous robots and drones. We foresee emerging demand from companies that are dedicated to providing infrastructure for AI use cases, AI-dedicated data centers, and larger enterprises, as they begin to build systems to meet their unique requirements. However, AI has been developing at a rapid pace, and continues to evolve and change. If we are unable to keep up with the changing AI landscape or in developing products to meet our customers’ evolving AI needs, or if the AI landscape does not develop to the extent we or our customers expect, our business, and financial results may be adversely impacted. Additionally, our efforts in developing new AI infrastructure technology solutions are inherently risky and may not always succeed. We may incur significant costs and expect significant delays in developing new products or new generations of existing products to adapt to the changing AI landscape, and may not achieve a return on investment or capitalize on the opportunities presented by demand for AI solutions. Moreover, while AI-adoption is likely to continue and may accelerate, the long-term trajectory of this technological trend is uncertain.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the growth forecasts, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. Even if the market in which we compete meets the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all.

The drone industry, of which Exyn is a part, depends on limited sources of supply to manufacture drones. If critical components used to assemble our products become scarce or unavailable, then we may experience a decrease in the customer demand for our products, which could adversely impact our business, financial conditions, and results of operations.

We rely on limited sources to supply certain components and materials used in the manufacturing of drones.

Potential bans on foreign-manufactured drones or components could disrupt our supply chain and increase costs. Many of these components and materials are obtained from DJI, a leading drone manufacturer and a Chinese company, which currently controls approximately 72% of the global drone market. We rely on DJI for approximately 5% of our total component purchases, SuNPe Limited for approximately 29% of our fabrication services, Hesai Technology Co., Ltd. for approximately 15% of our LiDAR scanning technology and World Electronics Sales and Service, Inc. for approximately 13% of our assembly services. Adverse developments with any of our suppliers may lead to shortage of key components in the market, lead to product performance shortfalls if a successful replacement is not found, reduce capabilities of drone manufacturers, and limit the availability of drones in the consumer or commercial markets. Legislation such as the Countering CCP Drones Act (Section 1709 of the 2025 National Defense Authorization Act) requires a security review of major Chinese drone manufacturers like DJI and Autel by December 2025. If they fail or are not reviewed, the FCC may prohibit their equipment authorizations, effectively banning new imports and sales in the United States. Similarly, the American Security Drone Act (“ASDA”) prohibits federal agencies from procuring drones from certain foreign entities starting January 2026, and restricts federal funding for state/local purchases. As we may rely on components from these suppliers or regions, such restrictions could lead to shortages, higher costs for alternatives, redesigns, or loss of market share to compliant competitors.

The industry’s reliance on DJI specifically entails significant risks and uncertainties, including whether these suppliers will provide an adequate quantity of components, at a reasonable price, and on a timely basis. While there are options to purchase certain components from suppliers based in the United States, we would be forced to pay higher prices which would adversely impact our gross margin and operating results. Our operating results could be materially, adversely impacted if our suppliers do not provide the critical components used to assemble our products on a timely basis, at a reasonable price, and in sufficient quantities. In addition,

China has been engaged in a trade war with the United States over the past few years, which may increase costs of goods imported from DJI. On December 18, 2020, the U.S. Department of Commerce added DJI to its Entity List, limiting DJI’s abilities to procure technology and components from the United States. If DJI is unable to successfully procure replacements for its currently U.S. sourced components, the drone industry may experience supply shortage of drone hardware, which may adversely impact the industry as a whole as well as our business and results of operations.

General Risk Factors

Geopolitical and macroeconomic events and conditions could adversely affect our business, operating results, financial condition and cash flows.

Our business is sensitive to geopolitical and security issues, including foreign policy actions taken by governments such as tariffs, sanctions, embargoes, export and import controls and other trade restrictions, which can affect the demand for our products and services, the ability to sell our products and services, and disrupt our supply chain, all of which could adversely affect our business.

Global conflicts, including Russia’s invasion of Ukraine and the recent escalation of the conflict in the Middle East, have significantly elevated global geopolitical tensions and security concerns. In addition, the U.S. government and other nations have implemented broad economic sanctions and export controls targeting Russia, which, combined with the Ukraine conflict, has indirectly disrupted the global supply chain and increased pressures on certain resources. The Ukraine conflict also has increased the threat of malicious cyber activity from nation states and other actors.

Heightened levels of inflation and the potential worsening of macro-economic conditions, including slower growth or recession, changes to fiscal and monetary policy, tighter credit, higher interest rates and currency fluctuations, present a risk for us, our suppliers and the stability of the broader economy. If we are unable to successfully mitigate the impact of inflation, our profits, margins and cash flows, particularly for existing fixed-price contracts, may be adversely affected. Although we believe defense spending is more resilient to adverse macro-economic conditions than many other industrial sectors, we are also exposed to the commercial markets, which may have fewer resources and may be adversely impacted to a more significant degree by an economic downturn. In addition, macroeconomic conditions could cause budgetary pressures for our government customers resulting in reductions or delays in spending, which could adversely impact our business.

Economic uncertainties or downturns could materially adversely affect our business.

Current or future economic uncertainties or downturns could adversely affect our business and operating results. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, the continued sovereign debt crisis, financial and credit market fluctuations, political deadlock, natural catastrophes, warfare and terrorist attacks on the United States, Europe, the Asia Pacific region or elsewhere, could cause a decrease in business investments, including corporate spending on business intelligence software in general and negatively affect the rate of growth of our business.

General worldwide economic conditions have experienced a significant downturn and continue to remain unstable. These conditions make it extremely difficult for our customers and us to forecast and plan future business activities accurately, and they could cause customers to reevaluate their decisions to buy our products, which could delay and lengthen our sales cycles or result in cancellations of planned purchases.

Furthermore, during challenging economic times customers may tighten their budgets and face issues in gaining timely access to sufficient credit, which could result in an impairment of their ability to make timely payments to us. In turn, we may be required to increase our allowance for doubtful accounts, which would adversely affect our financial results.

To the extent our products are perceived by customers and potential customers to be discretionary, our revenue may be disproportionately affected by delays or reductions in technology or defense spending. Also, customers may choose to develop in-house software as an alternative to using our products. Moreover, competitors may respond to market conditions by lowering prices and attempting to lure away our customers. In addition, the increased pace of consolidation in certain industries may result in reduced overall spending on our products.

We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry. If the economic conditions of the general economy or industries in which we operate do not improve, or worsen from present levels, our business, operating results, financial condition and cash flows could be adversely affected.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share and warrant price and trading volume could decline.

The trading market for our common stock and warrants will, to some extent, depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our securities or change their opinion of our securities, the price of such securities would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share and warrant price or trading volume to decline.

Risks Related to This Offering and Ownership of Our Common Stock and Warrants

Any issuance of additional capital stock in connection with future financings, exercises of warrants, acquisitions, investments, our equity incentive plan or otherwise will dilute all other stockholders.

We expect to issue capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors, and consultants under our equity incentive plan. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in complementary companies, products, or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock, including as a result of the exercise of any warrants to purchase shares of common stock, may cause stockholders to experience significant dilution of their ownership interests and the per share value of our common stock to decline. In the event warrantholders exercise their warrants on a cashless basis, we will not receive any cash proceeds resulting from such issuance.

Our share and warrant price may be volatile, and you may lose all or part of your investment.

The market price of shares of our common stock and warrants has been volatile and may continue to fluctuate substantially as a result of many factors, including:

●	actual or anticipated fluctuations in our results of operations;
●	announcement or expectation of additional financing efforts;
●	announcements by us or competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;
●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
●	market conditions in the software and the drone sectors, or changes in market perception of the autonomy sector;
●	shifts in government policy;
●	technological developments;
●	changes in operating performance and stock market valuations of software or other technology companies, or those in our industry in particular;
●	variance in our financial performance from the expectations of market analysts;
●	price and volume fluctuations in the trading of our common stock and in the overall stock market, including as a result of trends in the economy as a whole or in the technology industry;

●	new laws or regulations or new interpretations of existing laws or regulations applicable to our business or industry, including those relating to drone operation and data security;
●	sales of our common stock by us, our insiders, or other stockholders;
●	expiration of market stand-off or lock-up agreements;
●	our involvement in litigation;
●	our sale of common stock or other securities in the future;
●	market conditions in our industry;
●	changes in key personnel;
●	the trading volume of our common stock;
●	changes in the estimation of the future size and growth rate of our markets;
●	the recruitment or departure of key personnel;
●	general economic, industry, and market conditions; and
●	the other factors described in the “Risk Factors” section of this prospectus.

In recent years, the stock markets in general have experienced extreme price and volume fluctuations, especially in the technology sector. Broad market and industry factors may materially harm the market price of our securities, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted.

The market price of our common stock and warrants could be negatively affected by future sales of our common stock in the public market by our existing stockholders and lenders.

Sales by us or our stockholders of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur, could cause the market price of our common stock and warrants to decline or could impair our ability to raise capital through a future sale of our equity securities. All of the shares of our common stock and warrants included in the units sold in our IPO are freely transferable, except for any shares subject to the lock-up agreements described below and shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.

In connection with our IPO, (a) we, along with our directors, officers, the holders of 10% or more of our outstanding capital stock and Neolync Holdings, entered into 180-day lock-up agreements with the IPO underwriters, and (b) the other former holders of our SAFEs and our employees entered into 90-day lock-up agreements with the underwriters of our IPO (such 90- or 180-day period referred to herein as the “lock-up period”).

Accordingly, approximately 3,252,427 shares of our outstanding common stock, as well as any shares of common stock (or shares issuable upon conversion or exercise of convertible securities) held by our employees, are currently subject to lock-up agreements, each of which, subject to limited exceptions, will restrict transfer of such holder’s securities for the applicable lock-up period without the prior written consent of the IPO underwriters; provided that the underwriters may unilaterally waive any term of the lock-up agreement.

As noted above, the IPO underwriters may, in their sole discretion, and at any time without notice, release all or any portion of the shares subject to the corresponding lock-up agreements. After the expiration of the lock-up period, these shares can be resold into the public markets in accordance with the requirements of Rule 144, subject to certain volume limitations. In addition, we filed a registration statement on Form S-8 with the SEC registering all of the shares of common stock issuable under our equity incentive plan, and such shares are freely transferable, except for any shares held by “affiliates,” as such term is defined in Rule 144 under the Securities Act. The market price of our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse and these stockholders are able to sell our common stock into the market.

In addition, a sale by us of additional shares of common stock or similar securities in order to raise capital might have a similar negative impact on the share price of our common stock. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of common stock or other equity securities and may cause you to lose part or all of your investment.

If we cannot meet the continued listing requirements of Nasdaq, Nasdaq may delist our securities.

As a public company, we are subject to the reporting requirements and the rules and regulations of the applicable listing standards of Nasdaq. If we fail to maintain compliance with the continued listing standards of Nasdaq, our securities may be delisted, which would negatively affect the market price and liquidity of our securities. In such a case, we may seek to regain compliance by implementing a number of available options. If in the future our securities are delisted from Nasdaq, we could face significant material adverse consequences, including: limited availability of market quotations for our securities; reduced liquidity for our shares; a determination that our shares are “penny stock,” which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our shares; a limited amount of news and analyst coverage; and decreased ability to issue additional securities or obtain additional financing in the future. In addition, as long as our securities are listed on Nasdaq, U.S. federal law prevents or preempts the states from regulating their sale, although the law does allow the states to investigate companies if there is a suspicion of fraud and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. If we were no longer listed on Nasdaq, we would be subject to regulations in each state in which we offer our securities.

There is an increased potential risk for new public companies similar to ours of rapid and substantial price volatility which may add to the risk of investing in our company.

There have been recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Additionally, our common stock may be subject to rapid and substantial price volatility, including any stock-run up, which may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our shares of common stock. As a result, you may suffer a loss on your investment.

Our officers and directors are entitled to indemnification from us for liabilities under our certificate of incorporation, which could be costly to us and may discourage the exercise of stockholder rights.

Our amended certificate of incorporation provides that we possess and may exercise all powers of indemnification of our officers, directors, employees, agents and other persons and our amended bylaws require us to indemnify our officers and directors as permitted under the provisions of the Delaware General Corporation Law (“DGCL”). We also have contractual indemnification obligations under our agreements with our directors and officers. The foregoing indemnification obligations could result in our company incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers. These provisions and resultant costs may also discourage our company from bringing a lawsuit against directors, officers, and employees for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our stockholders against our directors, officers, and employees even though such actions, if successful, might otherwise benefit our company and stockholders.

The concentration of the capital stock ownership with our insiders could limit the ability of other stockholders to influence corporate matters.

Our executive officers, directors, 5% or greater stockholders, and their respective affiliated entities in the aggregate beneficially own approximately 50.7% of our outstanding common stock. As a result, these stockholders, acting together, have significant influence over matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Corporate actions might be taken even if other stockholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a corporate transaction that other stockholders may view as beneficial.

We do not intend to pay dividends for the foreseeable future, which could reduce the attractiveness of our stock to some investors.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases. In addition, we may incur debt financing to further finance our operations, the governing documents of which may contain restrictions on our ability to pay dividends.

Provisions in our certificate of incorporation and bylaws and Delaware law may discourage, delay or prevent a change of control of our company and, therefore, may depress the trading price of our stock.

Our amended and restated certificate of incorporation and bylaws contain certain provisions that may discourage, delay or prevent a change of control that our stockholders may consider favorable. These provisions:

●	authorize the issuance of “blank check” preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;
●	prohibit stockholder action to elect or remove directors by majority written consent;
●	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws;
●	provide that special meetings of stockholders may only be called by the chairman of our board of directors, our CEO, or our board of directors acting pursuant to a resolution adopted by a majority of our board of directors; and
●	establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Our amended and restated certificate of incorporation also provides that the Court of Chancery of the State of Delaware will be the exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by any director, officer or other employee of our Company to us or our stockholders; (iii) any action asserting a claim against us, our directors, officers or employees arising pursuant to the DGCL, our certificate of incorporation or our bylaws; or (iv) any action asserting a claim against us, our directors, officers or employees that is governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

Our amended and restated certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States, including, in each case, the applicable rules and regulations promulgated thereunder. Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provision in our amended and restated certificate of incorporation. This choice-of-forum provision may limit a stockholder’s ability to bring a claim in a different judicial forum, including one that it may find favorable or convenient for a specified class of disputes with our Company or our directors, officers, other stockholders or employees, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our amended and restated certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

We will continue to incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company whose common stock and warrants are listed on Nasdaq, we have, and will continue to, incur accounting, legal and other expenses that we did not incur as a private company, including costs associated with our reporting requirements under the Exchange Act. We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the SEC and Nasdaq. We expect that these rules and regulations will increase our legal and financial compliance costs, introduce new costs such as investor relations and stock exchange listing fees, and will make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

As an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act (and the rules and regulations of the SEC thereunder). When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

Pursuant to Section 404 of the Sarbanes-Oxley Act and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, starting with the second annual report that we file with the SEC, our management will be required to report on the effectiveness of our internal control over financial reporting. In addition, once we no longer qualify as an “emerging growth company” under the JOBS Act and lose the ability to rely on the exemptions related thereto discussed above and depending on our status as per Rule 12b-2 of the Securities Exchange Act, our independent registered public accounting firm may also need to attest to the effectiveness of our internal control over financial reporting under Section 404. We have not yet commenced the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404. This process will require the investment of substantial time and resources, including by our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective controls over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

Changes in the laws and regulations affecting public companies will result in increased costs to us as we respond to their requirements. These laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We cannot predict or estimate the amount or timing of additional costs we may incur in order to comply with such requirements.

We are an “emerging growth company” and may elect to comply with reduced public company reporting requirements, which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an “emerging growth company”, we may take advantage of exemptions from various reporting requirements that are applicable to other public reporting companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports. We could be an “emerging growth company” up until the December 31st following the fifth anniversary after our first equity offering, although circumstances could cause us to lose that status earlier if our annual revenues exceed $1.235 billion, if we issue more than $1.0 billion in non-convertible debt in any three-year period or if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30th, in which case we would no longer be an “emerging growth company” as of the following December 31st. We cannot predict if investors will find our securities less attractive because we may rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the price of our securities may be more volatile.

Even after we no longer qualify as an “emerging growth company,” we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements including exemption from compliance with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Many statements included in this prospectus that are not statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. These risks and other factors include, but are not limited to, those listed under “Risk Factors.” In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “predict,” “project,” “potential,” “should,” “will,” “would,” or the negative of these terms or other comparable terminology. In particular, statements about the markets in which we operate, including growth of our various markets, statements about potential new products and product innovation and our expectations, beliefs, plans, strategies, objectives, prospects, assumptions, or future events or performance contained in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” are forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our market opportunity and the potential growth of that market;
●	our strategy, outcomes, and growth prospects;
●	trends in our industry and markets; and
●	the competitive environment in which we operate.

Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include:

●	our failure to manage our growth effectively and our ability to achieve and maintain profitability;
●	our failure to raise substantial additional funds in the future;
●	our inability to adapt and respond effectively to rapidly changing technology, evolving industry standards and changing customer needs or requirements;
●	our failure to penetrate new markets;
●	commercial operational risks because of our reliance on technology;
●	the potential for design or manufacturing defects with respect to our products;
●	uncertain global macro-economic and political conditions, including the implementation of tariffs;
●	disruptions in U.S. government operations and funding and budgetary priorities of the U.S. government;
●	the failure of our information technology systems, physical or electronic security protections to prevent security breaches or unauthorized access;
●	the scarcity or unavailability of critical components or raw materials used to manufacture our products;
●	the fluctuation of our operating results;
●	adverse publicity stemming from any incident involving us, our competitors, or our customers;
●	the failure to adequately protect our proprietary intellectual property rights;
●	our inability to comply with our contractual obligations;

●	evolving government laws and regulations;
●	our inability to generate sufficient cash to service all of our indebtedness;
●	our inability to attract and retain qualified personnel, including top technical talent; and
●	the other factors set forth under “Risk Factors.”

We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy, and financial needs. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, assumptions, and other factors described under “Risk Factors” and elsewhere in this prospectus. These risks are not exhaustive. Other sections of this prospectus include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot be sure that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in, or implied by, the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe that information forms a reasonable basis for such statements, that information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.

The forward-looking statements made in this prospectus relate only to events as of the date on which such statements are made. We undertake no obligation to update any forward-looking statements after the date of this prospectus or to conform such statements to actual results or revised expectations, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not rely on our forward-looking statements in making your investment decision. Actual results or events could differ materially from the plans, intentions, and expectations disclosed in the forward-looking statements we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, market data and industry information used throughout this prospectus is based on management’s knowledge of the industry and the good faith estimates of management. We have also relied, to the extent available, upon management’s review of independent industry surveys and publications and other publicly available information. All of the market data and industry information used in this prospectus involves a number of assumptions and limitations and you are cautioned not to give undue weight to such estimates. Although we believe that these sources are reliable, we cannot guarantee the accuracy or completeness of this information and we have not independently verified this information. Additionally, from time to time, these sources may change their input information or methodologies, which may change the related results. While we believe the estimated market position, market opportunity, and market size information included in this prospectus is generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise. Projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” and “Special Note Regarding Forward-Looking Statements” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in our estimates and beliefs and in the estimates prepared by independent parties.

Certain information in this prospectus is based on independent or third-party sources, including:

●	Global Market Insights, Inspection Robots Market Global Forecast, 2025 - 2034.
●	Grand View Research, 3D Mapping & 3D Modeling Market, 2025 - 2030.
●	Grand View Research, Commercial Drone Market, 2025 - 2030.
●	Grand View Research, Construction Robots Market, 2025 - 2030.
●	Grand View Research, Digital Twin Market, 2025 - 2030.
●	Grand View Research, Drone Market, 2025 - 2030.
●	Grand View Research, Space Robotics Market, 2023 - 2030.
●	MarketsandMarkets Research Private Ltd., LiDAR Market - Size, Share, Trends & Forecast, 2025 − 2030.
●	Mordor Intelligence, Inspection Drones Market Size & Share Analysis - Growth Trends & Forecasts, 2025 - 2030.
●	Precedence Research, Artificial Intelligence (AI) Robots Market Size and Forecast 2025 to 2034.
●	Pro Market Reports, Mine Mapping System 2025 Trends and Forecasts 2033: Analyzing Growth Opportunities.
●	Pro Market Reports, Global Unmanned Maritime Systems Market, 2026 - 2033.

USE OF PROCEEDS

The selling stockholders will receive all of the net proceeds from the sale of our securities in this offering. We will not receive any proceeds from the sale of our securities by the selling stockholders. The selling stockholders will bear the expenses incurred for brokerage, accounting, tax services, or any other expenses incurred by the selling stockholders. We will bear all other costs, fees, and expenses incurred in effecting the registration of the securities covered by this prospectus, including, without limitation, all registration and filing fees, and fees and expenses of our counsel and our independent registered public accountants. See “Principal and Selling Stockholders.”

DILUTION

The selling stockholders are offering for resale up to 3,658,564 shares of common stock, 189,753 warrants to purchase shares of our common stock and 189,753 shares of common stock issuable upon the exercise of the outstanding warrants. The resale of the currently outstanding shares of common stock under this prospectus will not dilute the ownership interests of existing stockholders. To the extent the warrants are exercised, existing stockholders will experience dilution of their ownership interests in the Company.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock, and we currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business and we do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our common stock. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion and analysis of our financial condition and results of operations as of, and for, the periods presented. You should read the following discussion and analysis of the Company’s financial condition and results of operations together with the sections entitled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” our audited consolidated financial statements, and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements, including statements regarding our expectations for the future of our business and our liquidity and capital resources as well as other non-historical statements. These statements are based upon our current plans, expectations, and beliefs, and are subject to numerous risks and uncertainties, including but not limited to the risks and uncertainties described in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by these forward-looking statements.

Overview

We are a pioneer in fully adaptive and cognitive mission-level autonomous robotics and artificial intelligence. Our proprietary Level 4B autonomy platform allows aerial and ground robotic systems to navigate safely and efficiently in complex, GPS-denied environments. We generate revenue through hardware-enabled software sales, licensing of ExynAI software, service contracts, and support agreements. Our customers include mining companies, construction firms, infrastructure operators, defense agencies, and OEMs integrating ExynAI into their platforms. We believe adoption of autonomous robotics in these verticals is accelerating, driven by demand for safety, efficiency, and digitization.

Key Factors Affecting Our Performance

Our results of operations are affected by the following factors:

●	Adoption of Autonomous Robotics and 3D mapping solutions in Industrial and Defense Markets. Our financial performance is tied to the rate of adoption of autonomous robotic and 3D mapping solutions within our target markets. Market acceptance is contingent upon our ability to educate customers on these benefits as well as broader market pressures driving technology adoption. Delays in broader technology adoption or a slower-than-anticipated shift towards automation and digitization in these key industrial and government sectors could adversely affect our revenue growth and financial results.
●	Timing of OEM Integrations and Long-Term Licensing Contracts. A significant portion of our long-term strategy involves entering into extended licensing agreements and partnerships with OEMs to embed our technology into their platforms. Our revenue and results of operations are therefore highly dependent on the timing and successful execution of these complex agreements. The sales cycle for such integrations is often long and unpredictable, involving extensive evaluation, negotiation, and joint development phases. Any delays in finalizing these contracts or in the subsequent deployment and scaling of integrated solutions by our partners could result in significant fluctuations in our recognized revenue from period to period. Furthermore, our ability to convert pilot programs and initial deployments into large-scale, recurring revenue contracts is critical to our long-term financial success.
●	Ongoing Investment in Research and Development to Maintain Technology Leadership. The market for autonomous robotics is characterized by rapid technological advancement and intense competition. To maintain and extend our position as a market leader, we must continue to make substantial investments in R&D. Our R&D efforts are focused on enhancing our core intellectual property, including our proprietary SLAM algorithms, sensor fusion capabilities, and AI-driven navigation software. These investments are essential to improve the performance of our existing products, develop new applications and functionalities, and broaden the range of environments in which our systems can operate.
●	Expansion of Our Sales, Marketing, and Distribution Capabilities. Our ability to grow our revenue is dependent on our capacity to effectively expand our sales, marketing, and distribution channels. We are actively investing in growing our direct sales force to target large enterprise and government customers, while also developing a network of strategic channel partners and resellers to broaden our market reach both domestically and internationally. These investments include hiring and training specialized sales and support personnel, increasing our marketing activities to build brand awareness, and establishing the infrastructure necessary to support a global customer base. The success of these expansion efforts, and the time it takes for new sales channels to become productive, will be a significant factor in our ability to acquire new customers and drive revenue growth.

●	Ability to Secure and Efficiently Deploy Growth Capital. Our strategic plan requires significant capital to fund our operations, support our research and development efforts, and finance the expansion of our sales and marketing organization. Our future growth and ability to execute on our business plan are contingent upon our ability to secure additional growth capital through equity or debt financing on favorable terms. The proceeds from such financing will be deployed to invest in critical R&D, scale our manufacturing and support capabilities, and potentially pursue strategic acquisitions of complementary technologies or businesses. Our ability to raise sufficient capital and to allocate it efficiently toward initiatives that drive scalable growth and accelerate our path to profitability will be critical to our operational and financial success.

Key Components of Our Results of Operations

Revenue

Revenue consists primarily of product sales, software licensing revenue, fees for consulting services, warranty sales, and after sale service and support. For the year ended December 31, 2025, approximately 87% of our revenue was derived from the Nexys product segment, approximately 58% of our revenue came from direct sales and approximately 42% of our revenue came from channel partners. For the three months ended March 31, 2026, approximately 82% of our revenue was derived from the Nexys product segment, approximately 68% of our revenue came from direct sales and approximately 32% of our revenue came from channel partners.

Cost of Revenue

Cost of revenue includes materials, labor (including salary, benefits and taxes), and customer support.

Operating Expenses

Research and Development

R&D expenses consist primarily of personnel expenses, including salaries, benefits, costs of consulting, equipment and materials, manufacturing, supply chain, direct allocable overhead costs, including staff development cost, and travel and technology costs. We expect our R&D expenses to increase as we continue to invest in our infrastructure and technology and seek to develop new products and services. We also expect our R&D to fluctuate based on a number of factors including, among others, increased labor costs, availability and ability to obtain suitable drones and robots, availability and cost of supply chain components, such as sensors, inertial measurement units, motor controllers, and foreign currency exchange rates and tariffs.

Sales and Marketing

Sales and marketing expenses include salary, benefits and taxes, commissions, travel, advertising, and trade shows. We expect our sales and marketing expenses to increase as we seek to build out our capabilities in these areas to acquire new customers.

General and Administrative

General and administrative expenses include costs of executive leadership, corporate governance, consulting fees, accounting and finance operations, travel, and support functions, including human resources and information technology. General and administrative expenses are expected to continue to increase as we incur additional costs associated with being a public company and certain terms of our consulting and incentive agreements becoming effective.

Other Income (Expense)

Interest Expense, Net

Interest expense, net consists primarily of the interest expense from borrowings relating to revolving lines of credit with external banks and third-party notes, net of interest income earned on invested cash balances.

Other Income (Expense), Net

Other income (expense), gain/loss on foreign exchange, deferred financing cost amortization, loss on disposable assets and other nonoperating income.

Income Tax (Expense) Benefit

Income tax (expense) benefit primarily consists of income taxes in certain foreign jurisdictions in which we conduct business.

Results of Operations for the Years Ended December 31, 2025 and 2024

The following table sets forth our consolidated statements of operations data for the periods presented. Our revenue growth reflects increasing adoption in mining and geospatial markets, while lower operating expenses are primarily attributable to lower investments in R&D and product development costs.

	Year Ended December, 31		Period over Period Change
	2025	2024	($)	(%)
Revenues, net	$5,810,504	$5,568,280	$242,224	4.4%
Cost of revenues	3,720,224	3,611,850	108,374	3.0
Gross profit	2,090,281	1,956,430	133,851	6.8
Operating expenses:
Selling, general and administrative expenses	6,209,055	6,358,094	(149,039)	(2.3)
Research and development expenses	4,730,789	6,487,224	(1,756,435)	(27.1)
Stock-based compensation	806,937	935,525	(128,588)	(13.7)
Restructuring and severance	—	349,630	(349,630)	N/A
Total operating expenses	11,746,781	14,130,473	(2,383,692)	(16.9)
Operating loss	(9,656,500)	(12,174,043)	2,517,543	(20.7)
Non-operating income (expense):
Interest expense	(399,384)	(315,167)	(84,217)	26.7
Interest income	21,436	138,133	(116,697)	(84.5)
Change in Fair Value of SAFE Liability	(2,187,000)	—	(2,187,000)	N/A
Other expense	29,761	(459,040)	488,801	(106.5)
Total non-operating income (expense)	(2,535,187)	(636,074)	(1,899,113)	298.6
Net loss before income tax benefit	(12,191,687)	(12,810,117)	618,430	(4.8)
Income tax benefit	—	—	—	N/A
Net loss	$(12,191,687)	$(12,810,117)	$618,430	(4.8)

Revenues, Net

For the year ended December 31, 2025 as compared to the year ended December 31, 2024, revenues increased by approximately $0.2 million from $5.6 million to $5.8 million. Gross profit increased from $2.0 million for the year ended December 31, 2024 to $2.1 million for the year ended December 31, 2025, primarily driven by continued growth of the Nexys product.

Cost of Revenues

For the year ended December 31, 2025, cost of revenue increased by approximately $0.1 million from $3.6 million for the year ended December 31, 2024 to $3.7 million for the year ended December 31, 2025, primarily driven by higher sales.

Operating Expenses

Selling, General and Administrative Expenses

For the year ended December 31, 2025 as compared to the year ended December 31, 2024, selling, general and administrative expenses decreased by approximately $0.1 million from $6.4 million to $6.2 million, primarily due to marketing expenses in 2024 in support of the Nexys product launch.

Research and Development Expenses

For the year ended December 31, 2025 as compared to the year ended December 31, 2024, research and development (“R&D”) expenses decreased by approximately $1.8 million from $6.5 million to $4.7 million, primarily due to lower product development costs incurred in 2024 for the launch of the Nexys product.

Stock-based Compensation

Stock-based compensation expense decreased by approximately $0.1 million from $0.9 million for the year ended December 31, 2024 to $0.8 million for the year ended December 31, 2025, primarily driven by lower amortization on previously granted awards, particularly larger grants issued in late 2023 and early 2024 that passed their peak recognition period.

Restructuring and Severance

For the year ended December 31, 2025 as compared to the year ended December 31, 2024, restructuring and severance expenses decreased by approximately $0.3 million from $0.3 million to $0, driven by the Company’s corporate restructure in early 2024.

Interest Expense and Income

For the year ended December 31, 2025 as compared to the year ended December 31, 2024, interest expense increased by $0.1 million from $0.3 million to $0.4 million. Interest income decreased by less than $0.1 million from $0.1 million for the year ended December 31, 2024 to $0.02 million for the year ended December 31, 2025.

Other Expense

For the year ended December 31, 2025 as compared to the year ended December 31, 2024, other expense changed from ($0.5) million to $0.03 million income, primarily due to a favorable swing in foreign currency exchange gains and losses.

Results of Operations for the Three Months Ended March 31, 2026 and 2025

Our operating results for the three months ended March 31, 2026 and 2025 were characterized by stable revenue, improved gross profit, and higher operating expenses compared to the prior-year period. The improvement in gross profit was driven by lower costs incurred in delivering our products and services, while the increase in operating expenses reflects continued investment in personnel, infrastructure, and activities supporting the growth and commercialization of our autonomous mapping and robotics solutions.

	Three Months Ended March 31,		Period Over Period Change
	2026	2025	$	%
Revenues, net	$1,190,597	$1,218,053	$(27,456)	(2.3)%
Cost of revenues	688,262	784,894	(96,632)	(12.3)%
Gross profit	502,335	433,159	69,176	16.0%
Operating expenses:
Selling, general, and administrative expenses	1,960,412	1,410,939	549,473	38.9%
Research and development expenses	1,214,834	1,333,919	(119,085)	(8.9)%
Stock-based compensation	199,809	201,734	(1,925)	(1.0)%
Total operating expenses	3,375,055	2,946,592	428,463	14.5%
Operating loss	(2,872,720)	(2,513,433)	(359,287)	14.3%
Non-operating income (expense):
Interest expense	(336,154)	(81,323)	(254,831)	313.4%
Interest income	3,828	7,516	(3,688)	(49.1)%
Noncash change in fair value of SAFE liabilities	(30,000)	—	(30,000)	N/A
Other expense	(3,739)	7,581	(11,320)	(149.3)%
Total non-operating income (expense)	(366,065)	(66,226)	(299,839)	452.8%
Net loss before income tax benefit	(3,238,785)	(2,579,659)	(659,126)	25.6%
Income Tax Benefit	—	—	—	N/A
Net loss	$(3,238,785)	$(2,579,659)	$(659,126)	25.6%

Revenues, Net

For the three months ended March 31, 2026, revenues decreased by approximately $27 thousand to $1.2 million from $1.2 million for the three months ended March 31, 2025. The slight decrease was primarily attributable to timing of customer project activity and product deliveries during the period. Gross profit increased from $0.4 million to $0.5 million due to a more favorable revenue mix and lower costs incurred to deliver products and services.

Cost of Revenues

For the three months ended March 31, 2026, cost of revenues decreased by approximately $0.1 million to $0.7 million from $0.8 million for the three months ended March 31, 2025. The decrease was primarily attributable to lower direct labor, materials, and other costs associated with product and service delivery.

Operating Expenses

Selling, General and Administrative Expenses

For the three months ended March 31, 2026, selling, general and administrative expenses increased by approximately $0.5 million to $2.0 million from $1.4 million for the three months ended March 31, 2025. The increase was primarily attributable to higher personnel-related costs, professional fees, and other expenses associated with preparing for and operating as a public company.

Research and Development Expenses

For the three months ended March 31, 2026, research and development expenses decreased by approximately $0.1 million to $1.2 million from $1.3 million for the three months ended March 31, 2025. The decrease was primarily attributable to lower product development and engineering expenditures.

Stock-based Compensation

For the three months ended March 31, 2026, stock-based compensation expense remained relatively consistent at $0.2 million compared to the three months ended March 31, 2025, decreasing by approximately $2 thousand. The slight decrease was primarily attributable to changes in the timing and mix of equity awards subject to amortization during the respective periods.

Interest Expense and Interest Income

For the three months ended March 31, 2026 as compared to the three months ended March 31, 2025, interest expense increased by $0.2 million from $0.1 million to $0.3 million. Interest income decreased by $4 thousand from $8 thousand for the three months ended March 31, 2025 to $4 thousand for the three months ended March 31, 2026.

Other Expense

For the three months ended March 31, 2026 as compared to the three months ended March 31, 2025, other expense changed from $8 thousand income to ($3) thousand expense, primarily due to an unfavorable swing in foreign currency exchange gains and losses.

Liquidity and Capital Resources

We have incurred net losses and negative cash flows from operations since inception. As of December 31, 2025, we had cash and cash equivalents of approximately $0.8 million and total indebtedness of approximately $6.1 million, including borrowings under our loan agreements and the Neolync Convertible Note. As of March 31, 2026, we had cash and cash equivalents of approximately $1.1 million and total indebtedness of approximately $8.1 million, including borrowings under our loan agreements and the Neolync and NCH Convertible Notes. These conditions raise substantial doubt about our ability to continue as a going concern.

Over the next twelve months, we expect to finance our operations primarily through cash generated from commercial operations and, as needed, through short-term debt arrangements, private placements of our equity securities, and proceeds from public offerings, if completed.

After the closing of our initial public offering, we continue to operate with nominal cash flow, as we have historically. We expect the proceeds we received in connection with our initial public offering, together with our cash and restricted cash, to fund our growth strategies and business objectives through the next 12 months. If we are unable to obtain a sufficient amount of financing to support all of our operations, we will prioritize deploying resources to the segments that generate the most revenue and have the potential for the greatest long-term growth.

Cash Flows for the Years Ended December 31, 2025 and 2024

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
	2026	2025
Net cash used in operating activities	$(8,477,349)	$(11,402,645)
Net cash used in investing activities	(50,328)	(10,646)
Net cash provided by financing activities	7,358,646	8,463,558

Net Cash Used in Operating Activities

Net cash used in operating activities for the year ended December 31, 2025 totaled approximately $8.5 million compared to approximately $11.4 million for the year ended December 31, 2024, a decrease of approximately $3.0 million. The decrease was primarily driven by a reduction in net loss from $12.8 million in 2024 to $12.2 million in 2025, combined with lower working capital consumption.

Net Cash Used in Investing Activities

Net cash used in investing activities for the year ended December 31, 2025 totaled approximately $0.05 million compared to approximately $0.01 million for the year ended December 31, 2024.

Net Cash Provided by Financing Activities

Net cash provided by financing activities for the year ended December 31, 2025 totaled approximately $7.4 million compared to approximately $8.5 million for the year ended December 31, 2024, a decrease of approximately $1.1 million. The 2025 amount was primarily driven by proceeds from new debt and SAFE financings. The 2024 amount was primarily driven by equity capital raising activities of $5.0 million and a drawdown of the Company’s lending facility of $3.5 million.

Cash Flows for the Three Months Ended March 31, 2026 and 2025

The following table summarizes our cash flows for the periods presented:

	For the Three Months Ended
	2026	2025
Net cash used in operating activities	$(1,626,727)	$(1,510,557)
Net cash used in investing activities	(3,550)	(11,429)
Net cash provided by financing activities	1,919,909	—

Net Cash Used in Operating Activities

Net cash used in operating activities for the three months ended March 31, 2026 totaled approximately $1.6 million compared to approximately $1.5 million for the three months ended March 31, 2025, an increase of approximately $0.1 million. The increase was primarily driven by an increase in operating activities to reconcile net loss, such as non cash change in fair value of SAFE liabilities and credit loss changes, offset and combined with decreases in depreciation and amortization expenses and higher working capital consumption.

Net Cash Used in Investing Activities

Net cash used in investing activities for the three months ended March 31, 2026 totaled approximately $4 thousand compared to approximately $11 thousand for the three months ended March 31, 2025.

Net Cash Provided by Financing Activities

Net cash provided by financing activities for the three months ended March 31, 2026 totaled approximately $1.9 million. The cash flows from financing activities were primarily driven by net borrowings from notes payable.

Contractual Commitments

We enter into contractual obligations in the normal course of business. For additional discussion, see Note 14, “Commitments and Contingencies,” to our condensed consolidated financial statements included elsewhere in this prospectus.

Trends and Uncertainties

We operate in rapidly evolving markets. Key trends include the expanding adoption of autonomous data collection in mining and other geospatial applications; growing demand for autonomous systems in defense and contested environments; ongoing supply chain constraints affecting availability of LiDAR, sensors, and semiconductor components; increasing regulatory clarity from the FAA and international bodies on BVLOS operations; and competitive dynamics from both established defense contractors and emerging robotics companies. Collectively, these trends create both opportunities and risks. They may require increased investment in research and development, regulatory and security compliance, inventory and supplier diversification, and customer success resources. There can be no assurance that our strategies will successfully mitigate these uncertainties, that regulatory developments will proceed as anticipated, or that customer adoption will occur at the pace or scale we expect. See also “Business — Industry Overview” for further discussion of market adoption drivers and “Risk Factors — Risks Related to Our Business Operations — If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards and changing customer needs or requirements, our solutions may become less competitive” for risks related to technological disruption.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations are based on our condensed consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to reported revenue generated and reported expenses incurred during the reporting periods. We base our estimates on historical experience, known trends and events, and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our audited financial statements appearing elsewhere in this prospectus, we believe the following accounting policies to be most critical to the judgments and estimates used in the preparation of our financial statements.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. Credit is granted in the normal course of business without collateral. Accounts receivable are stated net of allowances for doubtful accounts, which represent estimated losses resulting from the inability of customers to make the required payments. Accounts that are outstanding longer than the contractual terms are considered past due. When determining the allowance for doubtful accounts, the Company takes several factors into consideration including the overall composition of the accounts receivable aging, prior history of accounts receivable write-offs, the type of customers and day-to-day knowledge of specific customers. The Company writes off accounts receivable when they become uncollectible. The allowance for credit losses was $232,206 and $203,960 as of March 31, 2026 and December 31, 2025, respectively. There were two and one customers who represented in the aggregate 25% and 12% of total accounts receivable as of March 31, 2026 and December 31, 2025, respectively.

Capitalized Software Costs

We capitalize software development costs based upon headcount allocation or identified vendors during the application development stage. Costs incurred before the software reaches technological feasibility are expensed, which for our software products, is generally shortly before the products are released to production. The capitalized software is amortized on a straight-line basis over its estimated useful life which is three years. We evaluate the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Revenue Recognition

We recognize revenue in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 606, “Revenue from Contracts with Customers,” issued by the FASB. This standard includes a comprehensive evaluation of factors to be considered regarding revenue recognition including (i) identifying the promised goods, (ii) evaluating performance obligations, (iii) measuring the transaction price, (iv) allocating the transaction price to the performance obligations if there are multiple components, and (v) recognizing revenue as each obligation is satisfied. Our revenue transactions consist of software revenue from the platform and advisory services. Revenue is recognized when persuasive evidence of an arrangement exists, service has been provided to the customer, collection of the fees is reasonably assured, and fees are fixed or determinable.

Our contracts with customers may include multiple services. For example, some of our contracts include both hardware and software licenses and required integration. Determining whether the hardware sales, software licenses and the integration are distinct from each other, and therefore performance obligations to be accounted for separately, or not distinct from each other, and therefore part of a single performance obligation, may require significant judgment. We have concluded that the software licenses and integration services provided in subscription offerings are not distinct from each other and thus, should be considered a single performance obligation and the total revenue from the contract is recognized ratably over the subscription period of the software licenses. In reaching this conclusion, we considered that since the integration service requires integration of the software to function with the customer’s other processes, the integration and software license are not separately identifiable and should be combined into a single performance obligation.

Off-Balance Sheet Arrangements

As of March 31, 2026 and December 31, 2025, we have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

Recent Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (ASU 2024-03). The new guidance requires disaggregated information about certain income statement expense line items on an annual and interim basis. This guidance will be effective for annual periods beginning the year ended December 31, 2027 and for interim periods thereafter. The new standard permits early adoption and can be applied prospectively or retrospectively. The Company is evaluating the impact of this ASU on its consolidated financial statements disclosures.

Quantitative and Qualitative Disclosures About Market Risk

We have operations within and outside of the United States, and as such we are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and fluctuations in foreign currency exchange rates. Information relating to quantitative and qualitative disclosures about these market risks is set forth below.

Interest Rate Risk

We had cash and cash equivalents totaling $1.1 million as of March 31, 2026. Our cash and cash equivalents are held for working capital purposes.

Our cash equivalents and our investment portfolio are subject to market risk due to changes in interest rates. Due in part to these factors, our future investment income may fall short of our expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because we classify our marketable securities as “available for sale,” no gains are recognized due to changes in interest rates. As losses due to changes in interest rates are generally not considered to be credit related changes, no losses in such securities are recognized due to changes in interest rates unless we intend to sell, it is more likely than not that we will be required to sell, we sell prior to maturity or we otherwise determine that all or a portion of the decline in fair value is due to credit related factors.

As of March 31, 2026, a hypothetical 10% relative change in interest rates would not have had a material impact on the value of our cash equivalents or investment portfolio. Fluctuations in the value of our cash equivalents and investment portfolio caused by a change in interest rates (gains or losses on the carrying value) are recorded in other comprehensive income (loss) and are realized only if we sell the underlying securities prior to maturity.

We are also exposed to interest rate risk on our variable-rate borrowings. As of March 31, 2026, we had $3.5 million of variable rate indebtedness under our WAB Loan Agreement. The outstanding indebtedness under the WAB Loan Agreement bears interest at a rate of the greater of 8.25% or the prime rate as reported in the Wall Street Journal, adjustable daily, per annum. As of March 31, 2026, a hypothetical 10% relative change in interest rates would have resulted in an increase in interest expense to service our variable-rate debt of approximately $30,135.

We may decide in future periods to engage in hedging transactions to further mitigate the interest rate risk under our variable-rate borrowings.

Foreign Currency Risk

Although the majority of our transactions are denominated in U.S. dollars, some of our transactions are denominated in foreign currencies. Certain contractual relationships with customers and vendors mitigate risks from currency exchange rate changes that arise from normal purchasing and normal sales activities. Our revenue and purchase contracts are primarily denominated in U.S. dollars. However, fluctuations in the value of foreign currencies may make payments in U.S. dollars, as provided for under our existing contracts, more difficult for foreign customers. In addition, fluctuations in foreign currencies could introduce volatility into our financial statements for contracts denominated in a foreign currency. As of March 31, 2026, a hypothetical 10% depreciation in the U.S. dollar relative to the year-end foreign currencies under our contracts in place as of that date would not have resulted in a reduction in our net sales on a year to date basis.

Emerging Growth Company Status

Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We have elected to avail ourselves of the following provisions of the JOBS Act:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;
●	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and
●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

As of the date of this filing, we qualify as a “smaller reporting company” as defined in Rule 12b-2 under the Exchange Act. We may continue to qualify as a smaller reporting company if either (i) the market value of our common stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our common stock held by non-affiliates is less than $700.0 million. As a smaller reporting company, we may take advantage of certain reduced disclosure requirements, including presenting only two years of audited financial statements in our Annual Report on Form 10-K, exemption from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, and reduced executive compensation disclosure requirements.

Restatement of Previously Issued Financial Statements

During the preparation of Amendment No. 7 to the Company’s Registration Statement on Form S-1, management identified an error in the classification and related disclosure of the WAB Loan Agreement as of December 31, 2025. The Company had previously classified approximately $3.5 million of notes payable as long-term debt in the Company’s consolidated balance sheet as of December 31, 2025. However, pursuant to a modification and forbearance agreement entered into on December 23, 2025, the maturity date of the obligation was accelerated to June 2026. Accordingly, the Company did not have the right to defer settlement of the obligation for at least one year from the balance sheet date, and the obligation should have been classified as a current liability as of December 31, 2025.

The Company’s consolidated financial statements as of December 31, 2025 have been restated to correct the classification of the obligation and related disclosures. The restatement had no impact on the Company’s previously reported consolidated statements of operations, stockholders’ deficit, total liabilities, or cash flows.

The effects of the restatement on the Company’s consolidated balance sheet as of December 31, 2025 were as follows:

	As Previously
	Reported	Adjustment	As Restated
Current portion of notes payable	$2,643,837	$3,480,155	$6,123,992
Long-term notes payable	$3,480,155	$(3,480,155)	$—
Total current liabilities	$13,520,997	$3,480,155	$17,001,152

BUSINESS

Overview

We are a pioneer in fully adaptive and cognitive mission-level autonomous robotics and artificial intelligence, delivering advanced solutions that enable safe, efficient, and scalable autonomy in complex, GPS-denied environments. Our mission is to deliver world-class autonomous robots to data-hungry industries to unlock new insights that drive smarter decisions. Leveraging proprietary Level 4B autonomy software and cutting-edge aerial and ground robotic systems, we empower industries, including mining, construction, critical infrastructure, and defense with real-time 3D mapping, data analytics, and autonomous navigation.

Founded in 2014 as a spin-out from the renowned General Robotics, Automation, Sensing and Perception Laboratory (“GRASP Laboratory”) at the University of Pennsylvania by Dr. Vijay Kumar, the Nemirovsky Family Dean for the School of Engineering and Applied Science and headquartered in Philadelphia, Pennsylvania, Exyn has developed a robust suite of hardware-agnostic autonomy software that allows aerial and ground robots to navigate and operate without human control, prior maps, or external infrastructure. Our solutions provide customers with the ability to rapidly digitize and analyze challenging environments such as underground mines, warehouses, tunnels, and contested battlefields, while improving safety, efficiency, and decision-making.

We are in the market with commercially-available and robustly field tested, full autonomy robots capable of completely self-directed flight and ground navigation in GPS-denied, communication-limited, and dynamic environments. Our platform is designed to integrate seamlessly with a wide range of robotic form factors, enabling original equipment manufacturers (“OEMs”), defense agencies, and industrial customers to extend and scale autonomy across diverse mission sets.

Our software for localization, autonomous navigation, and 3D map creation is ExynAI. Currently, we package ExynAI software modules within our hardware, Nexys, a modular mapping and autonomy payload that allows users to quickly capture highly accurate, colorized, real-time 3D point clouds in complex, dangerous, or inhospitable environments. Our unique technology is built upon the fusion of multiple sensor inputs that create a highly accurate real-time map, thus enabling autonomous flight and ground operations. Nexys-enabled robots are highly differentiated and robust, making them ideal and practical for complex industrial environments.

Our products are designed to serve customers of all sizes and complexity across multiple industry verticals, such as mining, construction, energy, geospatial, critical infrastructure inspection and defense. Whether packaged as Exyn branded products or via software as part of third-party systems, our Nexys product and our ExynAI software platform are easily integrated into existing business systems and processes, making them essential to a wide range of operators. As customers of our software deploy robotic systems at scale, the use of ExynAI enables them to not only save money and improve productivity, but in many cases to avoid needless “hazardous man-hours” and reduce environmental impact, thereby creating significant value across multiple categories.

Our products rely on complex autonomy and mapping algorithms that are commonly referred to as “physical” AI. Some examples of the types of AI algorithms used in our products are SLAM, graph search for path planning through mapped environments, and perception for classifying obstacles. While some of our algorithms are adapted from public research, our actual software implementation is proprietary and includes optimizations for performance or other customizations learned from real world usage of these algorithms. Our software does use some open-source libraries as dependencies. These are primarily for standard, low-level capabilities like linear algebra or non-linear optimization. To the extent that our implementations include open-source software, it is rather limited.

While security is a risk with any software, we mitigate this risk by regularly updating our software dependencies. Additionally, our systems do not depend on a cloud connection and are typically not connected to the Internet during regular operation. Our AI algorithms undergo various levels of testing, including: software unit tests, automated integration tests using a robotics simulation environment, automated re-testing or benchmarking on data previously recorded by our systems, system-level Quality Assurance (“QA”) testing, extensive real-world testing, deployment and analysis. The term “hallucinations” is not typically used in the context of physical AI algorithms; this is a phenomenon more typically associated with generative AI. Our products mitigate these errors through the use of an onboard health check and emergency actions system, testing, data collection and quality assurance methods.

Software

ExynAI

ExynAI is our proprietary mobile mapping and autonomy software that incorporates industry leading capabilities in SLAM, motion planning, and control. It enables autonomous navigation in unstructured, GPS-denied environments while simultaneously capturing a feature-rich, colorized digital twin that can be rendered in real-time. Running on our modular hardware product, the Nexys, ExynAI is a critical tool in the modern surveyor’s toolkit. ExynAI is also built from the ground up to be modular, platform agnostic, and open to third-party data streams, making it highly versatile and extensible. Now, with years of customer operations all across the globe in a variety of environments, we believe it is poised to become a core software component for the mapping and autonomous systems of the future.

Specialized modes for ExynAI give users the ability to quickly define mission types and create a high-level mission objective in seconds. The most common example of this is Exploration mode, which is built for venturing into the unknown, and is the most widely used mode by our autonomous navigation users via ExynAI. Operators can simply define an area of interest inside ExynView and then launch a mission for the robot to explore. Once the mission is started, ExynAI takes control to autonomously map the entire area without the need for a connection to ExynView or an operator in control.

On the capture and navigation side, ExynAI, when coupled with our SLAM-based light detection and ranging (“LiDAR”) scanning technology, delivers survey-grade 3D models without a pilot. ExynAI is capable of consuming and analyzing a variety of data streams once the appropriate sensors are connected to Nexys while mapping. This can be a vital tool for first responders, for example, looking to capture gas sensor readings while creating a response plan or for simply overlaying Global Navigation Satellite System (“GNSS”) information on a digital twin; other examples of rich data additions are radiation and depth. The Nexys autonomy and mapping ecosystem, which includes Nexys, ExynAI, ExynView and the various accessories and supported systems, is built from the ground up to give operators a modular, mobile tool to collect real world data and transform it into accurate, actionable digital twins.

Since 2016, ExynAI has performed thousands of completely autonomous flights traveling around the world, proving our autonomous navigation and mapping can safely complete missions in the most challenging environments where and when operators need it the most.

Leveraging Level 4B autonomy (as described in the graphic below), the operator simply sets the area to scan and the system determines its own route to ensure complete environmental coverage, creates a feature-rich 3D model of the entire environment, and identifies and reasons around dust, obstacles and high-level objectives - even in GPS-denied, hazardous, and dark environments.

Our hardware and software solutions are designed to perform in the most demanding conditions and are built around the capabilities our customers depend on every day:

●	Precision Mapping: Generate survey-grade 3D maps in real-time, even in GPS-denied or signal-limited environments.
●	Robust Localization: Reliable and accurate localization performance across challenging environments, including GPS-rich, GPS-denied, high-speed, and complex 3D settings.
●	Proven Field-Ready Autonomy: Validated across hundreds of deployments and thousands of flights, with demonstrated resilience and reliability in diverse and challenging conditions, including dusty environments and obstacle-rich terrains.
●	Scalable Solutions: Allows customers to expand their hardware’s capabilities to meet diverse mission needs quickly and efficiently.

The table below illustrates levels of aerial autonomy based on standards in the automotive industry, as updated for aerial applications. We currently operate at Level 4B autonomous driving, as defined by the Society of Automotive Engineers’ J3016 standard “Levels of Driving Automation.”

ExynView

ExynView is our proprietary software suite used to plan and execute fully autonomous missions, view real-time point cloud data, and post-process that data into actionable 3D digital models. Surveying professionals can quickly and easily plan autonomous missions through ExynView to send Nexys-enabled robots into areas too dangerous for people to work. Operators can track real-time progress of the mission while communications are in range.

ExynView’s robust post-processing capabilities can quickly take a scan from captured to actionable data. Its capabilities include:

●	refinement, cleanup, and colorization of the point cloud;
●	Ground Control Points (“GCPs”) or Global Positioning System / Global Navigation Satellite System (“GPS/GNSS”) based georeferencing and anchoring; and
●	export of georeferenced maps in standard data formats for use in customer workflows.

ExynView’s post-processing software transforms Nexys data into actionable 3D models without ever needing to leave the job site.

Not every surveying workflow is the same, which is why ExynView gives teams the freedom to capture and export actionable 3D models into standard industry formats (LAS, PLY, XYZ, e57, etc.) with the accuracy and detail needed to get the job done.

OEMs can integrate Exyn’s modular autonomy, localization, and mapping software into their hardware. In this case OEMs are entities such as drone manufacturers, robotic system builders or integrators, or 3D mapping system builders; all of these are good candidates for utilizing our software to extend the capability of an existing system.

Hardware

Exyn Nexys

The Nexys product line is a modular 3D mapping solution designed to reduce time to capture data, increase safety, and drive efficiency for challenging, complex, or dangerous environments. Nexys also provides platform-agnostic autonomy, meaning it can be swapped from robot to robot depending on the use case or environment. The ExynAI software is embedded on the Nexys hardware and is able to operate without any offboard communications. Our team is continually validating new robotic platforms and additional sensors to expand the supported ecosystem.

Nexys can quickly and easily switch between a variety of configurations - handheld, backpack, aerial robot, terrestrial robot, vehicle, pole and custom configurations. Built with rigorous industrial usage in mind, Nexys may be used in any mapping environment, offering users flexibility and cost efficiency. ExynAI on Nexys creates detailed 3D maps in real time, updating continuously as new data comes in. It delivers reliable, survey-grade accuracy within about one centimeter while capturing about one million data points every second. The full power of Nexys is unlocked with an ExynAI autonomy license, where our industry leading autonomy Level 4B autonomy enables drones and ground robots to autonomously navigate and map the most dangerous environments.

Nexys’ mapping features include:

●	Completely Capturing Complex Environments. Seeing full detail and colorization in the field ensures the scan area is correct and complete before teams leave the site.

●	Survey Grade Accuracy. ExynAI on Nexys creates detailed 3D maps in real time, updating continuously as new data comes in. It delivers reliable, survey-grade accuracy within about one centimeter while capturing nearly one million data points every second dependent on the environment, providing the critical accuracy and detail needed for professional surveying, construction, infrastructure, and engineering applications where small errors can lead to significant issues.
●	Fast and Efficient Data Capture. The production of accurate maps in near real time drives faster overall project completion times through ongoing progress and quality monitoring to catch potential issues early, avoiding costly or time-consuming rework - essential for working in dangerous, complex, or evolving environments.

●	Post Processing and Georeferencing. ExynAI is capable of using GPS or Real-Time Kinematic (“RTK”) data during autonomous flight or ground missions to better inform its online localization algorithms for safer operations. Once the mission is complete, ExynAI uses the same data to produce accurate feature-rich 3D point clouds.

Case Study: Stope Mining

Use Case Overview

In underground mining, stope cavities are blasted to extract ore and then backfilled to maintain stability. Accurate 3D survey data is required to plan blasts, validate excavation, measure over- or under-break, calculate extracted and backfill volumes, and reconcile production.

Customer Pain Points / Market Need

Incumbent cavity monitoring systems (“CMS”) use stationary LiDAR mounted on long poles to collect data. This approach places surveyors close to unsupported ground, requires significant setup and teardown, and produces incomplete data due to occlusions.

Solution

Our autonomous drone survey solution can operate without GPS, prior maps, or pilot control. With a simple bounding box input, the system autonomously explores the stope and generates a shadow-minimized, volumetrically accurate point cloud. Data can be georeferenced into mine planning software without changes to downstream workflows.

Implementation

Systems are plug-and-play and can be deployed immediately. Surveyors typically require only a few hours of training, which can be delivered virtually or onsite. Once trained, customers can use their existing workflows with Exyn data.

Results / Outcomes

●	Safety: Surveyors operate from safe distances of 40-50+ feet from unsupported ground, reducing risk of injury.
●	Accuracy and data quality: Exyn surveys captured stope volumes up to 35% larger than CMS due to improved coverage. This reduces the need for repeat surveys and reconciliation.
●	Time efficiency: Average survey time was reduced from 27 minutes with CMS to 15 minutes with Exyn. Setup and teardown times were reduced from ~30 minutes to less than one minute.
●	Cost savings: Independent analysis showed per-survey costs reduced by approximately 50% over a 10-year horizon, with lower labor requirements and longer equipment lifespans.
●	Adoption: Customers report retiring CMS systems after adopting Exyn and no longer training new employees on legacy equipment.

Scalability and Strategic Fit

We believe this technology is applicable to more than 1,000 underground mining operations worldwide. Because the solution is interoperable with existing mine planning tools, adoption can be achieved without significant changes to customer workflows. In addition to stope mining, the solution can be applied to other underground mining methods and inaccessible or hazardous environments.

Case Study: Stockpile Volumetrics

Use Case Overview

Stockpile mapping is used to calculate material volumes, reconcile inventory, and support financial reporting across mining, construction, agriculture, and bulk material handling operations. Stockpiles vary in size and complexity and can be located indoors (covered) or outdoors (open). Our Nexys solution supports both handheld scanning for smaller or indoor piles and drone-mounted scanning for large or covered stockpiles.

Customer Pain Points / Market Need

Conventional total station surveys collect sparse surface points, resulting in inaccurate volume estimates, lengthy survey times, and safety risks for surveyors. Photogrammetry provides an alternative for outdoor stockpiles but requires long processing times, degrades in dusty or low-light environments, and cannot map covered stockpiles. These limitations contribute to delayed or inaccurate reporting, creating inventory reconciliation issues and supply chain disruptions.

Solution

Nexys handheld and drone-mounted systems capture dense, centimeter-level point clouds of stockpiles in minutes. Drone autonomy enables efficient scanning of multiple stockpiles in a single mission and uniquely allows mapping of covered stockpiles in GPS-denied environments. Data outputs are provided in open formats and integrate seamlessly with existing inventory management and planning tools.

Implementation

Customers can walk smaller piles with a handheld Nexys unit or deploy a drone to capture large or covered piles. Data is processed in minutes and imported directly into geospatial tools to feed volumes into reconciliation or enterprise resource planning (“ERP”) systems. Downstream workflows remain unchanged, minimizing retraining requirements.

Results / Outcomes

●	Safety: Surveyors remain off unstable piles and away from heavy equipment. For covered stockpiles, surveys can be conducted from standoff distances greater than 40 feet.
●	Accuracy and data quality: Nexys produces high density centimeter-level datasets, eliminating errors common to sparse total stations captures and photogrammetry.
●	Time efficiency: Surveys that can take hours or days with traditional methods are completed in minutes.
●	Cost savings: Nexys units are generally priced at or below the cost of terrestrial laser scanners (“TLS”). Labor savings and reduced reliance on photogrammetry cycles lower operational expense.
●	Adoption: Customers report replacing total stations and photogrammetry for recurring stockpile surveys, making Nexys their default volumetric tool.

Scalability and Strategic Fit

We believe this technology is applicable across thousands of industrial sites where stockpile management is critical. Its interoperability with existing data workflows enables rapid adoption. Longer term, integration with ERP and financial systems may enable automated reporting and reconciliation.

Case Study: Scan-to-Building Information Modeling (“BIM”)

Use Case Overview

As-built documentation ensures construction projects are recorded as built rather than as designed. Maintaining accurate BIM models reduces costly redesigns, delays, and errors. Nexys handheld and drone-mounted systems enable flexible 3D capture of both indoor and outdoor construction environments.

Customer Pain Points / Market Need

Photogrammetry is slow, labor-intensive, and limited in dusty or low-light environments. TLS requires many stationary setups, are time-intensive (often taking 16 hours or more for one environment), typically cost more than $80,000 per unit, and frequently leave gaps in coverage. These limitations result in BIM models that are out-of-date and unreliable.

Solution

Nexys handheld units allow surveyors to quickly walk interior spaces while drone-mounted units autonomously map large or hazardous areas. Both configurations generate centimeter-level, survey-grade point clouds sufficient for most BIM workflows. Data is exported in open formats and interoperates directly with TLS data, allowing hybrid models without workflow changes.

Implementation

Operators can deploy Nexys handheld or drone-mounted systems with minimal setup. Data is processed within minutes and imported directly into BIM platforms such as Autodesk Revit. Because outputs are interoperable with TLS data, teams can continue using existing workflows without retraining.

Results / Outcomes

●	Time efficiency: Environments requiring 16 hours with TLS can be scanned and processed in approximately 20 minutes with Nexys. A single operator can complete scans without multiple setups.
●	Accuracy and data quality: Nexys delivers centimeter-level relative accuracy suitable for BIM, often outperforming TLS coverage due to reduced occlusions. TLS may still be used for millimeter-level niche applications.
●	Cost savings: Nexys units are generally priced at or below the cost of TLS systems and do not require subscriptions. Labor requirements are lower since setups are eliminated.
●	Workflow gains: The speed of Nexys enables daily or weekly scans, ensuring BIM models reflect current conditions. This reduces rework and improves coordination.
●	Adoption: Many contractors adopt Nexys as the default tool for scan-to-BIM, retaining TLS only for high-precision use cases.

Scalability and Strategic Fit

We believe this solution is relevant across commercial, industrial, and infrastructure projects where frequent as-built documentation is required. By fitting seamlessly into existing TLS and BIM ecosystems, adoption can occur with minimal friction. Beyond construction, the same workflows support facility management, inspection, and digital twin creation at scale.

Case Study: SDK SLAM Adoption (Augmenting INS-Based LiDAR Mapping)

Use Case Overview

LiDAR mapping workflows traditionally rely on inertial navigation system (“INS”) data for positioning and georeferencing. While effective in GPS-rich environments, accuracy degrades during GPS outages or intermittent coverage such as under bridges, near tree cover, in tunnels, or in urban canyons. Our post-processed SLAM SDK enhances or replaces INS data, delivering higher accuracy, reduced noise, and robust performance in GPS-degraded or denied environments. Delivered as a software module, this capability can be licensed and distributed by partners directly to their customers without requiring new hardware.

Customer Pain Points / Market Need

INS systems suffer from drift, noise, and gaps during GPS outages. Survey projects frequently encounter GPS-challenged conditions, producing unreliable datasets and requiring costly rework. Customers in commercial and government markets increasingly demand GPS-denied mapping capabilities, but INS-only solutions cannot address this need. Inaccurate or incomplete data reduces trust, increases costs, and limits the market reach of mapping solution providers. In addition, developing robust SLAM technology requires significant research and development (“R&D”) investment and access to top robotics talent. Exyn has invested over a decade with a team of leading experts to create the advanced SLAM core that underpins this solution.

Solution

The Exyn SLAM post-processing SDK ingests LiDAR and inertial measurement unit (“IMU”) datasets to produce enhanced navigation trajectories that replace or supplement INS data. This generates cleaner, denser, and more accurate point clouds. Partners can integrate the SDK directly into existing survey, mapping, or hydrographic platforms. Customers gain access through software updates or as a licensable add-on, enabling improved results without hardware changes or retraining. SLAM-derived trajectories also improve sonar and LiDAR fusion, allowing sonar datasets to be reprojected with higher fidelity.

Implementation

The SDK can be delivered as an SDK library or standalone post-processing module. It is designed for embedding into existing partner workflows with minimal engineering effort. Partners distribute the capability via software updates to their installed base, instantly enabling new functionality. Licensing models include per-install or tiered subscriptions, supporting SaaS-based growth and recurring revenue opportunities.

Results / Outcomes

●	Accuracy and data quality: SLAM post-processing reduces noise compared to INS-only workflows, delivering cleaner, more reliable datasets. Early partner feedback noted that maps generated with SLAM were cleaner than those from INS plus LiDAR alone.
●	Operational expansion: Early partner feedback indicated that SLAM expanded the range of environments where reliable mapping could be performed, including ports, rivers, bridges, and other GPS-degraded areas. The capability also unlocks new opportunities with defense and government customers requiring GPS-denied mapping.
●	Cost and efficiency: SLAM reduces rework by eliminating drift and noise, ensuring first-pass data reliability and lowering operational costs. This improves partner trust with end customers and supports new revenue opportunities.
●	Adoption: Partners can roll out SLAM as a software feature update through existing platforms, making adoption seamless. End-users receive immediate benefits without requiring new hardware, while partners expand their market reach and revenue with premium functionality.

Scalability and Strategic Fit

Because the solution is software-based, it scales quickly across large installed bases. Partners can use the SDK to differentiate their platforms and upsell premium features. The approach is relevant across hydrographic, geospatial, construction, and defense markets where GPS-denied mapping is a challenge. More broadly, it establishes Exyn as a provider of software licensing in addition to hardware, supporting SaaS-oriented recurring revenue and strengthening partner ecosystems through sticky, high-value capabilities.

Competitive Strengths

We believe the following strengths are key differentiators for our business, enabling us to provide innovative and mission-critical solutions to our customers and drive profitable growth in our business.

Proprietary Level 4B Autonomy Software

Leveraging our proprietary Level 4B autonomy software allows us to enable true self-navigating robots. We believe ExynAI represents a significant opportunity to increase safety in a number of industries, reduce operational costs to our customers. As our platform capabilities expand, we believe our target applications, use cases, and points of differentiation in the marketplace will similarly expand.

Hardware-Agnostic Payload

We focus on continuing to innovate adaptable hardware platforms across aerial and ground systems. Nexys is a hardware-agnostic autonomy and mapping payload, meaning it can be swapped from robot to robot depending on the use case or environment.

Nexys Integration into Other Products via an API

The Nexys is the only mobile mapping and autonomy payload that offers an Application Programming Interface (“API”) to interact with and control the device’s various functions. The API enables other companies to incorporate the Nexys into their own products. These customers use their own software applications (instead of ExynView) to communicate with the Nexys and are able to build on top of its capabilities to address specialized use-cases.

Established Track Record

As illustrated by the graphic below, we have an established track record with deployments in mining, construction, and infrastructure sectors. Our customers range from commercial and federal information technology specialists to corporate construction managers and have one thing in common: appreciation for safe, efficient, and sophisticated data-capture technology.

Experienced Leadership Team with Deep Experience in Robotics, AI, and Advanced Autonomy

Our experienced leadership team, led by Brandon Torres Declet, Ben Williams, and Brandon Duick, has extensive entrepreneurial and operational expertise in robotics, AI, and advanced autonomy. We are powered by a team of experts in autonomous systems, robotics, and industrial engineering, and have drawn talent from the University of Pennsylvania’s renowned GRASP Laboratory as well as other highly regarded research institutions. With a breadth of experience from Boeing, Sikorsky Aircraft Corporation, Lockheed Martin and United Technologies Research Center, altogether our technical team demonstrates extensive post-graduate experience and includes multiple Defense Advanced Research Projects Agency (“DARPA”) Urban Challenge veterans.

Although we believe these competitive strengths will contribute to the growth and success of our company, our business is subject to risks that may prevent us from achieving our business objectives or otherwise adversely affect our business, results of operations or financial condition. For a description of the competitive challenges we face and the limitations of our business and operations, see “Risk Factors.”

Growth Strategy

As indicated above, we started with proving the core capabilities of the ExynAI software with a highly integrated and verticalized product, the ExynAero. Over time, we have greatly extended the reach of that software through modularity and flexibility across the next few generations of products.

●	Platform Growth
●	ExynAero & ExynPak - Initially fielded our SLAM and autonomy software on Exyn hardware and a single drone (ExynAero) and single hand-held; targeted the specific use-case of mine survey.
●	Nexys Modular - Extended our flexibility and productization by combining Aero + Pak into a single device that could also be used as a system payload (geospatial).
●	Nexys (Flexible Integration) - Further modularized the product (Nexys) and added support for a range of configurations, aerial platforms, and a ground platform to continue to push market share for general geospatial survey application and greatly improved mapping performance.
●	Software Growth
●	Nexys + API - Extending the capabilities for the Nexys by adding an API so that it can be integrated into third party products to address more specialized use-cases, at scale.
●	ExynAI Software Development Kit (“SDK”) - With market-validated mature SLAM and autonomy software hardened over years of operation, packing the software into an SDK allows third-party OEMs to greatly improve their platforms using our hard-earned capabilities, and significantly expands the markets we can operate in.

We have spent the past decade refining and improving our proprietary technology platform and product offerings in some of the most hostile operating environments imaginable. With our proven capabilities in GPS-denied, autonomous navigation and mapping, we are now focused on expanding our reach across a wide range of market opportunities that we believe are primed for rapid adoption of robotic autonomy.

We intend to pursue the following strategies in order to continue realizing meaningful growth across our business:

1. Expanding OEM partnerships to integrate our software into third-party robotic systems.

Exyn’s software-defined autonomy mapping and autonomy software is flexible and extensive across numerous hardware stacks, enabling rapid integration into a variety of robots and applications via both the Nexys application programming interface (“API”) and through the ExynAI software-only SDK. We believe that embedding ExynAI into third-party systems will significantly increase our market penetration and recurring software revenue.

2. Scaling our presence in defense markets.

The defense sector is undergoing rapid transformation through accelerated adoption of autonomous systems for reconnaissance, contested logistics, and force protection. Exyn’s autonomy has been validated in defense-relevant environments such as subterranean tunnels and urban structures. Our wholly owned subsidiary, Exyn Defense, is a dedicated defense-focused organization that delivers ExynAI-powered autonomy and mapping software for government, national security, and allied mission applications. Exyn Defense is structured to serve government and allied customers operating in GPS-denied, communications-contested, and high-risk environments, and supports autonomous aerial, ground, and hybrid robotic systems in mission-critical settings. Exyn Defense’s platform-agnostic architecture is designed to enable integration across multiple robotic platforms, expanding potential deployment opportunities while reducing dependence on any single hardware platform. Exyn Defense generates revenue through software products and services, especially focused on the deployment of software capabilities initially developed and tested commercially but packaged explicitly for government-specific requirements. We believe recent enhancements to the ExynAI software platform, including advanced mapping, post-processing, and workflow automation capabilities, further strengthen the potential applicability of our technology to defense and government use cases, where rapid, high-fidelity situational awareness and streamlined operational workflows are essential. Our long-term strategy includes increasing the proportion of revenue derived from software licensing, embedded autonomy enablement, SDK integrations, and structured multi-year capability arrangements.

3. Growing commercial deployments in mining, construction, and infrastructure inspection.

We have already demonstrated measurable ROI in underground mining by reducing survey times, improving worker safety, and enabling digitization of mine planning. We intend to scale these successes globally while expanding into adjacent verticals.

●	Mining: Expanding deployments with global operators in Australia, South America, and Africa. According to Pro Market Reports, the mine mapping system market is forecast to reach $2.5 billion by 2033.
●	Construction: Enabling digital twin creation, progress tracking, and quality assurance in megaprojects. According to Global Market Insights, the construction inspection robotics market is expected to reach $9.8 billion by 2034.
●	Infrastructure inspection: Delivering autonomous inspection of bridges, tunnels, energy assets, and transportation infrastructure, tapping into the global infrastructure inspection services market, which according to BIS Research is projected to reach $3.2 billion by 2029.

4. Investing in R&D to extend autonomy capabilities across multiple domains, including maritime and space robotics.

We believe the long-term opportunity for autonomous systems extends across every domain of operation. Exyn’s roadmap includes:

●	Maritime autonomy: Expanding ExynAI into subsea autonomous underwater vehicles (“AUVs”) and unmanned surface vessels for ocean surveying, port security, and offshore infrastructure inspection. According to Pro Market Reports, the unmanned maritime systems market is projected to grow from $4.9 billion to $16.0 billion by 2033, with a CAGR of approximately 14.3% between 2026 and 2033.

●	Space robotics: Building capabilities for GPS-denied planetary exploration, autonomous inspection of spacecraft, and participation in lunar exploration programs. According to Grand View Research, the global space robotics market was valued at $4.4 billion in 2022 and is projected to reach $8.5 billion by 2030, growing at a CAGR of 8.8%.
●	AI/Machine Learning autonomy enhancements: Advancing multi-agent coordination, energy optimization, and adaptive autonomy to maintain technological leadership.

5. Pursuing strategic acquisitions and partnerships to strengthen our technology stack and market reach.

We expect the autonomy and robotics sectors to consolidate over the next several years. We intend to opportunistically pursue acquisitions of complementary software, perception, and sensor technologies to accelerate product innovation and market expansion. Additionally, partnerships across communications, AI/machine learning, and systems integration will broaden our customer reach and strengthen our competitive moat.

Industry Focus

We operate at the intersection of robotics, artificial intelligence, and autonomy - industries undergoing rapid transformation and adoption across both commercial and defense sectors. We believe our ability to deliver robust, software-driven autonomy in GPS-denied, complex, and dangerous environments positions us uniquely within a growing global market for autonomous systems. Within this broader robotics ecosystem, autonomy software and perception systems represent some of the fastest-growing subsegments, as end users increasingly demand systems capable of performing tasks without human supervision. According to Precedence Research, artificial intelligence in robotics is forecasted to reach $42.0 billion by 2032, with applications spanning defense, logistics, infrastructure, and exploration. The convergence of robotics hardware, advanced sensing, and AI-driven autonomy is creating a step-change in capabilities across industries.

Market Opportunities

We target large and fast-growing industrial markets where autonomous robotics and AI-driven 3D capture materially improve safety, productivity, and cost. Our near-term focus spans commercial drones and ground robots, inspection/monitoring, construction and infrastructure, reality capture (LiDAR/3D mapping), and digital twins.

●	Commercial drones (non-defense). According to Grand View Research, the global commercial drone market was estimated at $30.0 billion in 2024 and is projected to reach $54.6 billion by 2030, growing at a CAGR of approximately 10.6%. This growth is being driven by rising enterprise adoption in sectors such as construction, mining, energy, utilities, agriculture and logistics - industries that increasingly rely on drones for surveying, inspection, mapping, monitoring and automation.
●	Drone inspection and monitoring. Within commercial use cases, inspection and monitoring is one of the largest and fastest-growing categories, estimated at $11.8 billion in 2025 and forecast to reach $31.3 billion by 2030 as BVLOS regulations progress and sensor costs fall, according to Mordor Intelligence.
●	Construction and infrastructure automation. Robotics in construction is expanding as contractors digitize jobsites and address labor shortages. According to Grand View Research, the construction robots market was about $1.4 billion in 2024 and is expected to reach $3.7 billion by 2030, reflecting demand for site scanning, layout, and autonomous/mobile platforms.
●	Reality capture (LiDAR / 3D mapping and modeling). Demand for high-fidelity spatial data underpins planning, progress tracking, and asset management. According to Grand View Research, the 3D mapping and 3D modeling market was $7.1 billion in 2024 and is projected to reach $16.8 billion by 2030. In parallel, the LiDAR market is expected to grow to $4.71 billion by 2030, with UAV LiDAR accelerating large-scale mapping, according to Grand View Research.
●	Digital twins for industrial assets. As owners/operators connect physical assets to live digital models, the digital twin market is expanding rapidly - from $25.0 billion in 2024 to an expected $155.8 billion by 2030 according to Grand View Research, creating sustained demand for autonomous data capture and continuous spatial updates.
●	Adjacencies we enable. Broader drone spending (all segments) reinforces the ecosystem tailwind: according to Grand View Research, the global drone market is projected to grow from $73.0 billion in 2024 to $163.6 billion by 2030, with enterprise applications and autonomy cited as key drivers.

Across these categories, customers require reliable autonomy in cluttered, GPS-limited sites (e.g., construction interiors, tunnels, plants), automated high-resolution 3D capture, and seamless data flows into BIM, product lifecycle management, computerized maintenance management systems, and digital-twin platforms. Our hardware-agnostic autonomy and reality-capture stack is designed to sit at the intersection of these spend pools - enabling safer inspections, faster progress verification, and lower-cost asset digitization at scale.

Material Contracts

Distributors

We maintain a network of independent distributors across the United States and Canada that sell our products on a non-exclusive basis. We are also evaluating other international opportunities for our products. Our distributors are independent contractors, and we do not direct or control their efforts. However, our standard distributor agreement requires distributors to abide by certain policies and procedures, and to comply with all applicable laws and regulations.

Distribution and Channel Partner Agreements

We enter into standardized distribution and channel partner agreements to gain a stronger presence in certain international markets and form channel relationships with strategic partners. Pursuant to these distribution and channel partner agreements, we typically grant a non-exclusive right to the distributor or channel partner to sell equipment, distribute associated software and issue related documentation for various drone-related services, including mining and aerial scanning, in defined geographic territories. Such agreements also contain typical provisions, including pricing, payment terms and marketing obligations. These agreements also typically contain order acceptance rights, including our right to accept or reject purchase orders and place limitations on the distributor’s or channel partner’s right to cancel such orders after we accept them.

Our distribution and channel partner agreements are typically subject to initial terms of approximately one year with automatic annual renewals, unless terminated with advance written notice, which a party usually must provide 90 days prior to expiration. A party to such agreement can also terminate for standard reasons, including material breaches not cured within a specified period, insolvency or change of control events. Additional termination rights can also arise from a party’s failure to meet payment or contractual performance obligations.

We intend to continue our efforts to reinforce and expand our distribution network by partnering with new distributors and replacing underperforming distributors.

Customers

We have customers in a wide variety of industries, including mining, geospatial, property management, insurance, construction, energy, renewables, and agriculture, and geographies. As of June 1, 2026, we had 33 total customers, including 17 customers in the mining sector, 13 customers in the geospatial sector and 3 government-related entity customers. Our goal is to provide companies with the tools they need to create value with drones, whether to their own small business, as an individual within a large company, or as drone service providers to their own customers. We believe our commitment to top-notch customer support, with a focus on helping our customers successfully deploy and customize the software to fit their needs, results in high customer satisfaction ratings. We actively engage with our customers via multiple channels to assess whether they are satisfied and are fully accessing and realizing the benefits of our software. While these efforts often require a substantial commitment and cost, we believe our investment in product, customer support, customer success and professional services will create opportunities to expand our customer relationships over time.

We have contracts in place with, and enter into contracts from time to time with, end customers in Canada, Australia and South Africa, as well as in the United States, Europe and Latin America. We select end customers based on their industry, geographical location and specific needs.

Customer Contracts

Our customer contracts are generally transaction-based. We traditionally enter into customer arrangements primarily through short-term, standardized purchase order forms containing uniform terms and conditions, rather than long-term master service or supply agreements containing minimum purchase commitments. These purchase order forms typically specify product quantities, pricing, delivery logistics and authorized purchaser information. All such terms are consistent with standard equipment sales transactions. We typically receive purchase orders from our customers six weeks ahead of the end customer’s desired delivery date; however, this can extend up to eight weeks, particularly in times of global supply constraints. Pursuant to these terms, customers are generally required to make partial prepayments prior to shipment and pay the remaining balance due upon delivery, although the specific payment terms may vary depending on the customer and related circumstances.

Our purchase order forms generally do not contain fixed, multi-year terms, service commitments or subscriptions; rather, each accepted purchase order represents a separate transaction because our sales generally consist of discrete hardware and software transactions that are noncancelable except as required by law or warranty provisions. Additionally, considering these are transaction-based contracts, there is typically no continuing term subject to termination for convenience. Instead, termination risk is limited primarily to fulfillment or warranty performance obligations.

Geographic and Contract Variation

While both our customer contracts and distribution and channel partner agreements contain terms generally consistent with industry practice, terms may vary by customer, distributor, jurisdiction and product mix. However, we do not typically rely on long-term customer revenue commitments and instead derive revenue from discrete product and software sales. Separately, we derive additional revenue from other related activities, including our provision of follow-on service, support and maintenance.

Sales and Marketing

Our direct sales have focused on the mining sector, targeting existing and potential new global mining customers based in North America to either upsell or capture increasing revenue per customer and/or client base. We offer our customers the complete Exyn solution, which includes Nexys hardware, autonomy subscriptions and user-facing apps, for a complete suite of data capturing tools. For the years ended December 31, 2025 and 2024, the Company derived approximately 33% and 17%, respectively, of its revenue from sales occurring in the United States, 18% and 32%, respectively, of its revenue from sales occurring in Canada and 11% and 16%, respectively, of its revenue from sales occurring in Australia. The Company did not generate revenue in any other countries in an amount exceeding 10%.

We have also developed several partnerships and strategic relationships to facilitate sales of our hardware and software, including:

●	Channel partners - Sales through channel partners grew 2% from 2024 to 2025. Our channel partners demonstrate and sell Nexys and ExynAI autonomy across the world and in different industries.
●	Strategic partnerships - OEMs, geographic information system software, and service companies’ pair Exyn’s modular autonomy software with their existing systems using the Exyn engineering toolkit. Many of these partners integrate ExynAI software or APIs into broader product ecosystems, greatly extending the reach of Exyn products.

Our partnerships and strategic relationships are intended to provide us additional brand awareness and marketing visibility. We generated approximately 42% of our revenue for the year ended December 31, 2025 from our partnerships or strategic relationships from our partnerships or strategic relationships.

We have comprehensive marketing programs to develop our customer leads, sales opportunities and brand awareness. Our marketing programs have a three-pronged approach: (1) paid advertising, (2) increasing our organic traffic via search engine optimization and content marketing, and (3) driving engagement and industry awareness via in-person events and conferences. Additionally, we conduct other standard efforts geared towards lead generation including our quarterly newsletter, blog posts, social media posts and customer case studies.

Competition

We operate in highly competitive markets characterized by rapid technological change, evolving customer requirements, and significant investment from both established and emerging companies. Our competitors vary across industries and domains, and include both large, well-capitalized corporations as well as smaller, venture-backed startups.

We believe that the principal competitive factors in our markets include:

●	Ability to operate reliably in GPS-denied, unstructured, and hazardous environments;
●	Level of autonomy (fully autonomous vs. human-in-the-loop);
●	Hardware-agnostic integration flexibility;
●	Cost-effectiveness and scalability (including reduced training requirements);
●	Safety, reliability, and regulatory compliance;
●	Breadth of applications across multiple domains (air, ground, maritime, and space); and
●	Track record and reputation of customer-centric support.

We face competition across several key segments:

Defense and Security

●	Large defense primes such as Lockheed Martin, Northrop Grumman, Raytheon, and BAE Systems, which integrate autonomy into proprietary unmanned systems. These companies benefit from scale, existing defense programs of record, and global sales channels.
●	Specialized autonomy startups including Shield AI, Anduril, and Skydio, which are well-capitalized and focus heavily on defense and security applications. Many of these companies are pursuing swarming, attritable, and intelligence, surveillance, reconnaissance (“ISR”) missions.

Mining and Industrial Automation

●	Large equipment OEMs such as Caterpillar, Komatsu, and Sandvik, which offer proprietary autonomous haulage and drilling systems tightly integrated with their machinery.
●	Surveying and mapping technology providers such as Trimble, Hexagon/Leica, Faro, Navvis, Flyability, Emesent, and numerous low-cost Chinese entrants which provide autonomy or LiDAR-based mapping for mining and industrial use cases.
●	Regional mining automation startups offering niche surveying or mapping solutions that tackle hyper-specific solutions in certain geographies.

Construction and Infrastructure Inspection

●	Surveying and inspection technology providers such as DroneDeploy, Pix4D, Bentley Systems, and Propeller Aero, which provide aerial photogrammetry and inspection software solutions. Additionally, drone OEMs such as DJI, Autel, Anzu, Wingtra, Freefly, and Inspired Flight provide hardware solutions to capture photogrammetry and inspection compatible data.
●	Robotics startups such as FieldAI, Boston Dynamics, Built Robotics, Cyvl, and Civ Robotics, which focus on automation for specific construction functions.

●	Traditional engineering services firms that are beginning to integrate drones, automation, and 3D LIDAR scanning into their offerings.

Our Differentiation

Despite the breadth of competition, we believe Exyn is differentiated in several key respects:

●	Proven autonomy in GPS-denied and highly unstructured environments - a capability validated in mining, and industrial deployments across 6 continents and thousands of autonomous flights.
●	Hardware-agnostic platform - unlike many competitors who tie autonomy to proprietary hardware, ExynAI can be easily integrated across aerial, ground, and ultimately maritime, and space platforms to expand the target platform’s capability set to include both mapping and autonomy.
●	Multi-domain applicability - few competitors can address defense, mining, geospatial and infrastructure inspection construction with a unified and modular autonomy stack.
●	Rapid deployment and scalability - our autonomy enables missions without requiring pre-installed infrastructure, pilot training, or manual supervision.
●	Deep Knowledge - Exyn holds years of experience in multi-sensor fusion, SLAM, and autonomous navigation that underpin defensibility.

We expect competition to intensify as demand for autonomous systems increases and new entrants emerge. However, we believe our differentiated technology, cross-domain applicability, and demonstrated ability to scale deployments position us to remain a leader in autonomy for GPS-denied and hazardous environments.

Intellectual Property

In general, we rely on a combination of trade secrets, copyrights and trademarks, as well as contractual protections, to establish and protect our intellectual property rights. While we have applied for patent protection for some of our intellectual property, we do not believe that we are materially dependent on any one or more of our patents. We require our employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements and we control access to software, documentation, and other proprietary information.

We are pursuing the registration of domain names, trademarks, design logos and service marks in the United States and in various jurisdictions outside the United States.

Regulatory Matters

Privacy and Security Regulation

Our customers upload, process and sometimes store customer data through our software platform and the platforms maintained by our partners. This may present legal challenges to our business and operations, such as rights of privacy or intellectual property rights related to the content transmitted over our platform. Both in the United States and internationally, we must monitor and comply with a wide variety of laws and regulations regarding the data stored and processed on our platform as well as the operation of our business. Data privacy, information security and data protection with respect to the collection, storage, and processing of personal data continue to be the focus of worldwide legislation and regulation. We are subject to data privacy, data protection and information security regulation by data protection authorities in the United States (including both the federal government and the states in which we conduct our business) and in other countries where we conduct our business. These regulations include laws requiring holders of personal data to maintain safeguards and to take certain actions in response to a data breach. We post on our website privacy policies and practices concerning the processing, use and disclosure of personal data, and certify adherence to and compliance with applicable data privacy laws. We require our partners to comply with our privacy policies and practices concerning the protection of personal data and we include such requirements in our agreements with our partners. Our publication of our privacy policy, and other statements we publish regarding privacy, data protection and information security may subject us to potential governmental action if they are found to be deceptive or misrepresentative of our practices or in violation of applicable privacy law. We also may be bound from time to time by contractual obligations that impose additional restrictions on our handling of personal data.

Jurisdictional Issues

The legal environment for robotics and artificial intelligence businesses is evolving rapidly in the United States and elsewhere. The way existing laws and regulations are applied in this environment, and how they will relate to our business, both in the United States and internationally, is often unclear. For example, we sometimes cannot be certain which laws will be deemed applicable to us given the global nature of our business, including with respect to such topics as data privacy and security, pricing, advertising, taxation, content regulation, and intellectual property ownership and infringement.

Regulations on Drone Operations

The increased use of drones has presented many governing jurisdictions with regulatory challenges. Such challenges include the need to ensure that drones are operated safely. Other regulatory efforts, which sometimes vary from one locality to the next and state-by-state, address concerns regarding the property and privacy rights of landowners or other persons impacted by the operation of drones.

International standards to regulate certain aspects of drone operations have been adopted and are currently being further developed by the International Civil Aviation Organization (“ICAO”). ICAO publishes various directives and guidance materials aimed at the development of the UAS market and UAS traffic management. Efforts to harmonize rules of drone operations are currently being undertaken by the European Commission and the European Union Aviation Safety Agency (“EASA”), which has introduced a proposal to integrate all drones, regardless of their size, into the EU aviation safety framework. While some individual countries have adopted legislation or implemented temporary provisions on the operation of drones, various regulatory and legislative proposals are currently being considered globally.

Because we plan to contract with the U.S. Department of Defense (“DoD”) and other agencies of the U.S. government in the future, we expect to be subject to extensive federal statutes and regulations, including the FAR, the DFARS, the Truthful Cost and Pricing statute, the Foreign Corrupt Practices Act, the False Claims Act, and the regulations implementing the National Industrial Security Program Operating Manual (“NISPOM”). The NISPOM regulations establish the security requirements applicable to classified contracts and programs, facility security clearances, and personnel security clearances. The federal government audits and reviews contractors’ performance on contracts, pricing practices, cost accounting systems and practices, and compliance with applicable laws, regulations and standards. Like most government contractors, the Drones segment’s contracts are audited and reviewed regularly by federal agencies, including the Defense Contract Management Agency and the Defense Contract Audit Agency.

Certain of these statutes and regulations impose substantial penalties for violations, including significant financial liability and suspension or debarment from government contracting or subcontracting for a period of time. Our management monitors its government business to reduce the risk of such violations occurring.

In addition, the Company is subject to industry-specific regulations due to the nature of the products and services it provides. For example, certain aspects of its business are subject to further regulation by additional U.S. government authorities, including: (i) the FAA, which regulates airspace for all air vehicles in the National Airspace System (“NAS”); (ii) the National Telecommunications and Information Administration and the Federal Communications Commission, which regulate the wireless communications upon which its UAS depend in the United States; (iii) the Directorate of Defense Trade Controls of the U.S. Department of State, which administers the International Traffic in Arms Regulations that regulate the export of controlled technical data, defense articles and defense services and (iv) the Bureau of Industry and Security of the U.S. Department of Commerce, which regulates matters relating to U.S. national security and technology.

On June 21, 2016, the FAA released its final rules that allow routine use of certain sUAS in the NAS. The FAA rules, which went into effect in August 2016, provide safety rules for sUAS (under 55 pounds) conducting non-recreational operations. The rules limit flights to visual-line-of-sight daylight operation, unless the UAS has anti-collision lights in which case twilight operation is permitted. The final rule also addresses height and speed restrictions, operator certification, optional use of a visual observer, aircraft registration and marking and operational limits, including prohibiting flights over unprotected people on the ground who are not directly participating in the operation of the UAS. Current FAA regulations require drone operators to register their systems with the FAA and secure operating licenses for their drones as per the Part 107 specifications. These regulations continue to evolve to accommodate the integration of UAS into the NAS for commercial applications, including High-Altitude Pseudo-Satellite UAS.

In December 2019, the FAA proposed rules requiring the remote identification of UAS. Remote identification, which provides for a UAS in flight to provide identification that can be received by other parties, is designed to enhance safety and security by allowing the FAA and other agencies to identify a UAS that appears to be flying unsafely or in an area in which flight is not permitted. The public comment period for the proposed rules expired on March 2, 2020. The final rule for remote identification of UAS was published on January 15, 2021, with the rule becoming effective on March 16, 2021. Full enforcement began on March 16, 2024. On the same day, the final rule for operation of sUAS over people also went into effect. This rule permits routine operations of sUAS over people, moving vehicles, and at night under certain conditions. The final rule also makes changes to the recurrent testing framework and expands the list of persons who may request the presentation of a remote pilot certificate. Additionally, in February 2020, the FAA issued a public request for comment on its proposed policy for the creation of a new type certification of certain UAS as a special class of aircraft under FAA regulations. Currently the Part 107 Rules allow for the operation of sUAS without the need for FAA airworthiness certification as long as the UAS meets certain specified criteria and certain flight rules are followed; larger UAS and operations of sUAS outside the scope of the Part 107 Rules require a waiver from the FAA. The FAA’s proposed policy proposes a new special class of UAS for which airworthiness certification can be obtained, however, the proposed policy only applies to the procedures for the type certification of the new class of UAS, not the criteria that will be needed for the UAS or the flight operations to be followed to operate. Further rulemaking by the FAA is anticipated regarding the particular criteria for the airworthiness certification standards under the new special class proposed by the new policy. The comment period for the FAA’s proposed policy expired on March 4, 2020. In addition, on August 7, 2025, the FAA published an NPRM for Part 108 regulations, which would aim to standardize BVLOS drone operations, allowing for routine flights without the need for individual waivers currently required under Part 107.

While it is currently anticipated that the enactment of remote identification, operation of sUAS over people, and a new airworthiness certification process for a newly created special class of UAS will help formalize the process for manufacturing and obtaining airworthiness certification for UAS within the newly created class and accelerate the development of commercial UAS in the United States, it is uncertain whether the FAA’s actions, if any, will have such effects. The remote identification rules have been implemented and are currently in effect. It is unclear when, if at all, the FAA will create a new class of UAS and what the final rules regarding the certification of such UAS will look like. We cannot be certain as to how our business will be affected by the FAA’s Part 108 proposal and other pending regulations until final rules are issued by the FAA.

Furthermore, our non-U.S. operations are subject to the laws and regulations of foreign jurisdictions, which may include regulations that are more stringent than those imposed by the U.S. government on our U.S. operations.

Employees

As of June 1, 2026, we have 42 full-time employees. We have never had a work stoppage, and none of our employees are represented by a labor organization or under any collective bargaining arrangements. We believe that we maintain good relations with our employees. We establish agreed-to performance objectives with our employees, which are reviewed with the employee on a regular basis.

Our employment agreements include customary provisions with respect to non-competition, assignment to us of intellectual property rights developed in the course of employment and confidentiality. Our consulting agreements with our agents and partners include provisions with respect to assignment to us of intellectual property rights developed in the course of their engagement as well as confidentiality. The enforceability of such provisions may be limited under applicable law.

Facilities

Our principal executive offices are located at 2118 Washington Ave, Philadelphia, PA 19146, where we lease office space. Our existing operating lease in Philadelphia expires in 2027.

Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. We are not currently a party to any legal proceedings, the adverse outcome of which, in our management’s opinion, individually or in the aggregate, would have a material adverse effect on the results of our operations or financial position. There are no material proceedings in which any of our directors, officers or affiliates or any registered or beneficial stockholder of more than 5% of our common stock is an adverse party or has a material interest adverse to our interest.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of June 1, 2026:

Name	Age	Position
Executive Officers
Brandon Torres Declet	50	Chief Executive Officer and Chair
Ricardo Sotelo	53	Chief Financial Officer
Benjamin Williams	47	Chief Operating Officer
Brandon Duick	39	Chief Technology Officer
Vanessa Varian	50	Chief Marketing Officer
Non-Employee Directors
Ted Tewksbury	69	Lead Independent Director
Jonathan Ollwerther	38	Director
Michael Burychka	55	Director
Gregory McNeal	49	Director

Executive Officers

Brandon Torres Declet has served as our Chief Executive Officer and member of our board of directors since November 2023. Mr. Declet is a distinguished executive and thought leader in the drone, robotics, and defense industries. A five-time CEO, five-time founder, with expertise in M&A, corporate strategy, and regulatory affairs, Mr. Declet has successfully navigated complex business environments and led multiple companies to profitable exits. His career highlights include leadership roles at Measure from 2014 to March 2021, AgEagle Aerial Systems (NYSE: UAVS) from April 2021 to January 2022, Unusual Machines (NYSE: UMAC) from January 2022 to November 2023, and Workhorse (NASDAQ: WKHS) from May 2023 to June 2024, among others. At AgEagle Aerial Systems, Mr. Declet played a pivotal role as COO, CEO, and a board director. He spearheaded the acquisitions of MicaSense and senseFly, consolidating AgEagle’s position as a fixed-wing drone company with a suite of hardware, software, and sensor solutions. His strategic vision and leadership significantly enhanced the company’s market position and operational capabilities. As the co-founder and CEO of Measure, Mr. Declet drove the company to become the largest drone service provider (DSP) in North America, raising over $30 million in financing. Under his leadership, Measure successfully sold and exited its drone services business to the Aerodyne Group. Measure then went on to develop the SaaS platform Ground Control, which was later sold for over $45 million. Measure earned a Technology and Engineering Emmy™ Award for its technical excellence in drone cinematography and received the Frost & Sullivan Award for Growth Excellence. In addition to his corporate achievements, Mr. Declet was appointed by the Secretary of Transportation to the Federal Aviation Administration’s Advanced Aviation Advisory Committee, providing crucial insights and recommendations for the integration of advanced aviation technologies into the National Airspace System. A recognized drone industry leader, Mr. Declet has been featured on major news outlets such as CNN, CNBC, and Fox News. Washingtonian Magazine has named him a Tech Titan, acknowledging his significant contributions to the tech industry. His educational background includes an L.L.M. from Georgetown University Law Center, a J.D. from Fordham University School of Law, and a B.A. in Political Science and Government from Union College.

Ricardo Sotelo has served as our Chief Financial Officer since September 2025 and formerly as our Vice President of Finance beginning in August 2021. Mr. Sotelo is a seasoned finance executive with extensive experience leading teams in Fortune 500 companies as well as startups. Prior to joining Exyn as Vice President of Finance in August 2021, Mr. Sotelo was CFO/VP Finance at several venture backed start-ups, including Mint House Inc. from January 2020 to June 2021 and Knotel Inc. from January 2017 to December 2019, where he partnered with executive management and boards of directors to build the financial and operational infrastructure of early and mid-stage companies. Mr. Sotelo has extensive experience in fundraising and other corporate and debt transactions. Prior to that, Mr. Sotelo held leadership roles at several Fortune 500 companies, such as ViacomCBS, Microsoft and American Express. Mr. Sotelo earned an M.B.A. from the Wharton School of Business at the University of Pennsylvania, and a B.S. in Business and Accounting from Universidad del Pacifico in Lima, Peru.

Benjamin Williams has served as our Chief Operating Officer since May 2019. Mr. Williams also served as the interim Chief Executive Officer of the Company from June 2023 to November 2023. Mr. Williams has worked in large organizations, such as AT&T/Fullscreen Media, Lockheed Martin, and the U.S. Navy, as well as founded and led smaller startups, including Reelio, Zentropy, Open Sky Energy, and PennDSL. Prior to joining Exyn, Mr. Williams led Data & Platform Strategy and predictive analytics for Fullscreen Media as part of AT&T, following their acquisition of his startup company, Reelio Inc. In 2017, Mr. Williams was selected for Wharton’s 40 Under 40. Mr. Williams has built an expertise around innovation, operations, product development, technical management, product management, business strategy, and enterprise business development. Mr. Williams has a B.S.E. in Computer Science and Engineering from the University of Pennsylvania, and an M.B.A. from the Wharton School of Business at the University of Pennsylvania.

Brandon Duick has served as our Chief Technology Officer since November 2024. Mr. Duick is a roboticist and hands-on engineering leader with a passion for finding innovative solutions to the most challenging problems. Mr. Duick has led the engineering team through the development and launch of Nexys, Exyn’s largest and most complex product launch to-date. He was also among the first members of the Exyn team, serving as a Robotics Software Engineer from July 2017 to July 2019, a Director of Autonomy and Mapping, Systems from July 2019 to April 2022, a Senior Director, Autonomy and Mapping, Systems, and SLAM from April 2022 to December 2023, and Vice President, Engineering from December 2023 to November 2024. He has made critical contributions in a variety of areas including SLAM, LiDAR calibration, and system software infrastructure. Prior to joining Exyn, Mr. Duick was an engineer at The Boeing Company working on Missions Systems for the H-47 Chinook program. At Boeing, he led a team on a major program to modify and extend certified safety-critical software and oversaw multi-million dollar supplier development programs. Mr. Duick earned a B.S. and M.S. in Electrical Engineering from the University of Pennsylvania.

Vanessa Varian has served as our Chief Marketing Officer since September 2025 and formerly as our Vice President of Marketing beginning in February 2023. Ms. Varian has also served as Chief Marketing Officer of Exyn Defense, a wholly owned subsidiary of Exyn since January 2025. Ms. Varian brings extensive experience in technology marketing, growth strategy, and business development, with a focus on scaling innovative companies from early stage through growth and exit. Prior to joining Exyn as Vice President of Marketing in February 2023, Ms. Varian served as Vice President of Marketing and Senior Vice President of Marketing of Alacriti from January 2018 to February 2023 and has served as a marketing leader in publicly traded corporations and played a key role in taking two companies public, providing direct experience with IPO readiness, corporate governance, and shareholder communications. Her expertise in positioning complex autonomy and AI technologies across commercial and defense markets, combined with her track record in revenue growth strategy and corporate communications, provides the Company with valuable insight into market expansion, strategic partnerships, and public company operations. Ms. Varian received a B.F.A. in Fine Art from the University of the Arts.

Non-Employee Directors

Dr. Ted Tewksbury has served as a member of our board of directors since May 2024. Dr. Tewksbury is a seasoned CEO and NACD-certified board director with a proven track record of developing and commercializing disruptive new technologies. Since February 2023, he has also served as Chairman of the Board at Ouster, a leading developer of lidar sensors and software for autonomous systems. From November 2021 to February 2023, Dr. Tewksbury served as CEO and President of Velodyne Lidar, a technology company focused on LiDAR sensors that merged with Ouster in February 2023. Prior to joining Velodyne, Dr. Tewksbury served as CEO and President of ModelCat, formerly known as Eta Compute, a provider of ultra-low power edge artificial intelligence (AI) chips, software and vision systems from August 2019 to November 2021. Since March 2015, he has also served as a board director at MaxLinear, a premier supplier of semiconductor solutions for broadband communications and connectivity. He also serves on the boards of several other startup and private companies, including Jariet Technologies (digital microwave communications)) and Oculi (vision AI). As the former CEO/President of five public companies, including Velodyne Lidar, Integrated Device Technology, Entropic Communications and AMI Semiconductor, Dr. Tewksbury led transformative change that grew revenue, profitability and shareholder value. Dr. Tewksbury started his career as an analog/RF IC design engineer/manager at Analog Devices and went on to build the CMOS and SiGe RF businesses at IBM Microelectronics and Maxim Integrated Products before moving into C-suite roles. Dr. Tewksbury earned a B.S. in Architecture and an M.S. and Ph.D. in Electrical Engineering from the Massachusetts Institute of Technology.

Jonathan Ollwerther has served as a member of our board of directors since January 2026. Mr. Ollwerther currently serves as Chief of Staff of Intrado Life & Safety, Inc., a private equity-backed provider of critical public safety communications services. Mr. Ollwerther also serves as Chief Executive Officer of Konnex (SWIFT GROWTH GLOBAL LIMITED), a technology company developing infrastructure and economic systems for autonomous and collaborative robotic networks. From January 2019 to January 2026, Mr. Ollwerther served in senior executive roles at Kartoon Studios, Inc. (NYSE American: TOON), including Vice President and Executive Vice President. The global company is a leading creator, producer, distributor, marketer, and licensor of family friendly animated entertainment. Mr. Ollwerther holds a B.S. in Marketing from Fairfield University.

Michael Burychka has served as a member of our board of directors since April 2025. Since May 2025, Mr. Burychka has served as the Managing Member of Hard Science GP, LLC, an investment management firm. Mr. Burychka is also the Founder, Managing Partner and Chief Executive Officer of Longview Innovation Corp., which he founded in August 2021. Under his leadership, the firm established partnerships with some of the most prestigious universities and department of energy labs in the United States. From these relationships, the firm played a critical role in the development of many groundbreaking technologies by providing seed funding and business building expertise on the path to commercialization. Mr. Burychka has significant experience in early stage investing and international capital markets, as well as building and managing international organizations. Prior to joining Longview in August 2021, Mr. Burychka served as CFO of the Climate Group, an international network of business and government leaders seeking to advance policies, technologies, and capital investment in sustainable economic development from September 2009 to September 2011. He has spent over 15 years in a variety of senior investment banking and private equity roles, including heading both the Lehman Brothers and Barclays Capital private capital markets teams in London. Mr. Burychka was Managing Director of Capital Markets for an emerging market technology investment company where he helped lead investment in university intellectual property across six different countries. Mr. Burychka holds a B.S. in Business Administration and Accounting from Bucknell University and an M.B.A. from the London Business School, where he also studied at the China Europe International Business School in Shanghai, PRC.

Gregory McNeal has served as a member of our board of directors since January 2026. Since June 2020, Dr. McNeal has served as Executive chairman of SailPlan Maritime, Inc., an AI company whose software helps customers improve their efficiency, comply with environmental regulations and meet their emissions targets. He previously co-founded AirMap, an aerospace and defense company that provided software for unmanned aircraft manufacturers, users and government customers; the company was acquired in 2021. Dr. McNeal also serves as an independent director of Kismi LLC, an events and entertainment company, and has been a Professor of Law and Public Policy at Pepperdine University since 2010. He has testified multiple times before Congress and state legislatures and has advised federal and state governments on drones, robotics, privacy and technology policy. Dr. McNeal holds a B.A. in International Relations from Lehigh University, an M.P.A. from American University, a J.D. from Case Western Reserve University and a Ph.D. in Public Administration from Pennsylvania State University. He is also an International Association of Privacy Professionals Certified Information Privacy Manager (CIPM).

EXECUTIVE COMPENSATION

We are currently considered an “emerging growth company” within the meaning of the Securities Act for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last two completed fiscal years. Further, our reporting obligations extend only to our “named executive officers,” who are the individuals who served as our principal executive officer and our next two other most highly compensated officers, in each case, for our fiscal years ended December 31, 2024 and 2025. Accordingly, our “Named Executive Officers” for our fiscal year ended December 31, 2024 and 2025 are:

●	Brandon Torres Declet, our Chief Executive Officer;
●	Benjamin Williams, our Chief Operating Officer; and
●	Ricardo Sotelo, our Chief Financial Officer.

Summary Compensation Table

The following table summarizes the compensation awarded to, earned by, or paid to our Named Executive Officers for the fiscal years ended December 31, 2025 and December 31, 2024.

						Nonequity
						Incentive Plan	All Other
		Salary	Bonus		Option	Compensation	Compensation(2)
Name and Principal Position	Year	($)	($)		Awards ($)(1)	($)	($)	Total ($)
Brandon Torres Declet	2025	366,667	200,000	(3)	—	—	3,711	570,378	(3)
Chief Executive Officer	2024	350,000	175,000		—	—	3,583	528,583
Benjamin Williams	2025	285,000	25,000		—	—	11,486	321,486
Chief Operating Officer	2024	285,000	—		502,343	—	11,484	798,827
Ricardo Sotelo	2025	247,806	140,000	(4)	119,374	—	11,749	513,929
Chief Financial Officer	2024	247,806	35,000		117,345	—	10,896	411,047
(1)	Reflects the aggregate grant date fair value of stock option awards granted by the Company as computed under FASB ASC Topic 718. A discussion of the assumptions used in determining grant date fair value may be found in Note 2 to our financial statements.
(2)	Amounts in this column consist of employer 401(k) matching contributions and employer-paid life insurance premiums for the benefit of each NEO. For the fiscal year ended December 31, 2025, Mr. Williams received employer 401(k) matching contributions of $11,400, and Mr. Sotelo received employer 401(k) matching contributions of $10,486. For the fiscal year ended December 31, 2024, Mr. Williams received employer 401(k) matching contributions of $11,400, and Mr. Sotelo received employer 401(k) matching contributions of $10,812.
(3)	Represents Mr. Declet’s annual discretionary bonus for the year ended December 31, 2025. In January 2026, the board of directors approved and the Company made payment to Mr. Declet of $50,000 of such bonus amount. The remaining balance of Mr. Declet’s bonus amount was paid following the closing of our initial public offering.
(4)	Mr. Sotelo received quarterly bonuses of $35,000 in the aggregate during the year ended December 31, 2025. He was also awarded a completion bonus of $100,000 pursuant to the terms of his bonus letter dated September 11, 2025, of which $25,000 was paid in January 2026 and the remaining $75,000 was paid upon the closing of our initial public offering.

Narrative Disclosure to Summary Compensation Table

For the year ended December 31, 2025, the compensation for our Named Executive Officers generally consisted of base salary and annual or quarterly cash bonuses. Mr. Williams received an annual bonus of $25,000, which was paid in January 2026. In addition, Mr. Sotelo received an equity incentive award consisting of stock options that are eligible to vest subject to his continued employment. All of our Named Executive Officers received compensation in the form of employer matching contributions to our 401(k) Plan and Company paid life insurance premiums. These elements were selected because we believe they are necessary to help us attract and retain executive talent which is fundamental to our success.

Below is a more detailed summary of the current executive compensation program as it relates to our Named Executive Officers.

Employment Agreements and Offer Letters

Each of our Named Executive Officers is a party to an employment agreement or offer letter with us. Set forth below is a description of the current employment agreement or offer letter of Messrs. Declet, Williams and Sotelo.

Mr. Declet Executive Employment Agreement

We entered into an executive employment agreement with Mr. Declet, dated October 30, 2023, which was amended on September 24, 2025, December 31, 2025 and May 18, 2026. Pursuant to his amended employment agreement, Mr. Declet is entitled to a base salary of $400,000, a discretionary annual cash bonus of up to 50% of his base salary, and participation in our employee benefit plans. In addition, under his amended employment agreement, Mr. Declet was eligible to receive a transaction bonus in connection with a change of control transaction involving the Company or an initial public offering of the Company’s shares, subject to his continued employment through the date of the transaction. The bonus would be equal to the greater of (i) $225,000 or (ii) if the net proceeds received by the Company or its shareholders in connection with the transaction equaled or exceeded $30 million, 1% of the net proceeds if the Company’s pre-money valuation equaled or exceeded $50 million but is less than $100 million, or 1.5% of the net proceeds if the Company’s pre-money valuation equaled or exceeded $100 million. Upon the closing of our initial public offering in May 2026, the transaction bonus was paid to Mr. Declet in the amount of $225,000, less applicable tax deductions and withholdings.

Mr. Declet’s employment is “at-will” and may be terminated at any time, by either party, with or without “Cause” (as defined in his employment agreement) or advance notice. If we terminate Mr. Declet’s employment without Cause, Mr. Declet is entitled to severance equal to six months of his base salary. Such severance is conditioned on, among other requirements, Mr. Declet executing, delivering, and not revoking, a general release of claims in favor of the Company and its affiliates and representatives, in a form provided by the Company. During his period of employment and for the six-month period thereafter, Mr. Declet is subject to a non-competition covenant and covenants with respect to the non-solicitation of customers and employees.

Mr. Sotelo Offer Letter

We entered into an offer letter with Mr. Sotelo, dated July 29, 2021. Under his offer letter, Mr. Sotelo is entitled to a base salary (set at $247,806 for 2024), eligible for an annual cash bonus of $35,000, and eligible to participate in our employee benefit plans. Mr. Sotelo’s employment is at-will and may be terminated at any time, by either party, with or without cause or advance notice. During his period of employment and for the six-month period thereafter, Mr. Sotelo is subject to a non-competition covenant and covenants with respect to the non-solicitation of customers and employees.

Mr. Williams Offer Letter

We entered into an offer letter with Mr. Williams, dated May 8, 2019. Under his offer letter, Mr. Williams is entitled to a base salary (set at $285,000 for 2024), eligible for a discretionary annual cash bonus as determined by management and approved by our board of directors or its compensation committee, and eligible to participate in our employee benefit plans. Mr. Williams’ employment is at-will and may be terminated at any time, by either party, with or without cause or advance notice. During his period of employment and for the six-month period thereafter, Mr. Williams is subject to a non-competition covenant and covenants with respect to the non-solicitation of customers and employees.

Base Salaries

Executive officer base salaries are based on job responsibilities and individual contribution. Our board of directors review the base salaries of our executive officers, including our Named Executive Officers, considering factors such as corporate progress toward achieving objectives (without reference to any specific performance-related targets) and individual performance experience and expertise. All of our Named Executive Officers are parties to an employment agreement or offer letter with us which sets forth their annual base salary, as described above.

2025 Annual Bonuses

Annual bonus eligibility and determinations for our Named Executive Officers are set individually under their employment agreements or offer letters.

Mr. Declet is eligible for a discretionary annual cash bonus of up to 50% of his base salary, as determined by our board of directors. For the year ended December 31, 2025, Mr. Declet’s annual discretionary bonus was equal to $200,000. In January 2026, the board of directors approved and the Company made payment to Mr. Declet of $50,000 of such bonus amount. The remaining balance of Mr. Declet’s bonus amount was paid following the closing of our initial public offering. Mr. Williams received a bonus of $25,000, which was paid in January 2026. Mr. Sotelo received quarterly bonuses of $35,000 in the aggregate during 2025, and was awarded a completion bonus of $100,000 pursuant to the terms of his bonus letter dated September 11, 2025, of which $25,000 was paid in January 2026 and $75,000 was paid upon the closing of our initial public offering.

Equity Incentive Awards

Until its expiration date on August 2, 2025, we maintained the Exyn Technologies, Inc. 2015 Equity Compensation Plan, or 2015 Equity Plan. The 2015 Equity Plan permitted the board of directors (or a designated committee) to grant a variety of equity awards, including incentive stock options, nonqualified stock options, restricted stock awards, and stock appreciation rights (“SARs”), to employees, directors, and key advisors. The 2015 Equity Plan was adopted by our board of directors and approved by our stockholders in August 2015, and was subsequently amended by our board of directors and approved by our stockholders from time to time.

On November 24, 2025, the Exyn Technologies, Inc. 2025 Equity Compensation Plan, or the 2025 Equity Plan, was adopted by our board of directors and approved by our stockholders. The 2025 Equity Plan permitted the board of directors (or a designated committee) to grant a variety of equity awards, including incentive stock options, nonqualified stock options, restricted stock awards, and SARs, to employees, directors, and key advisors. Effective as of the date of our initial public offering, awards may no longer be granted pursuant to the 2025 Equity Plan.

For additional information regarding our prior and current equity compensation arrangements, please see the sections titled “— 2015 Equity Plan,” “— 2025 Equity Plan,” “— 2026 Equity Incentive Plan” and “— 2026 Employee Stock Purchase Plan” below.

During the year ended December 31, 2025, we granted stock options to Mr. Sotelo under the 2015 Equity Plan and the 2025 Equity Plan. Specifically, Mr. Sotelo received (i) an option to purchase 20,662 shares of our common stock on May 7, 2025 under the 2015 Equity Plan, at an exercise price of $6.50 per share, and (ii) an option to purchase 1,000 shares of our common stock on November 24, 2025 under the 2025 Equity Plan, at an exercise price of $12.00 per share. No equity incentive awards were granted to Messrs. Declet or Williams during the year ended December 31, 2025. In response to Item 402(x)(1), if, in the future, we anticipate granting additional stock options, SARs, or similar option-like instruments, we will establish a policy regarding how our board of directors determines when to grant such awards and how our board of directors or the compensation committee will take material nonpublic information into account when determining the timing and terms of such awards.

Health and Welfare Benefits and Perquisites

At this stage of our business, we offer benefits that are generally comparable to those offered by other small private and public companies. We otherwise do not offer any perquisites to our employees. Other than our 401(k) plan, we do not maintain any retirement plan for our Named Executive Officers. We may adopt these plans and confer other fringe benefits for our executive officers in the future.

401(k) Plan

Our Named Executive Officers and other eligible employees are entitled to participate in our defined contribution retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may defer eligible compensation on a pre-tax or after-tax (Roth) basis, up to the statutorily prescribed annual limits on contributions under the Internal Revenue Code of 1986 (the “Code”). Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. We match up to 4% of a participant’s contribution to the 401(k) plan based on the following formula: 100% match on the first 3% contributed by the participant and 50% match on the next 2% contributed by the participant. Employees are immediately and fully vested in their contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan (except for Roth contributions) and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

2015 Equity Plan

On August 3, 2015, our board of directors adopted, and our stockholders approved, the Exyn Technologies, Inc. 2015 Equity Compensation Plan, or the 2015 Plan. The 2015 Plan was subsequently amended in January and July 2021. The 2015 Plan terminated pursuant to its terms on August 2, 2025. As a result, no further awards will be granted under the 2015 Plan. Outstanding awards generally will be unaffected by the 2015 Plan’s termination, but the 2015 Plan will continue to govern outstanding awards granted thereunder. Our compensation committee administers the 2015 Plan and has the authority, among other things, to construe and interpret the terms of the 2015 Plan and awards granted thereunder.

2025 Equity Plan

On November 24, 2025, our board of directors adopted, and our stockholders approved, the Exyn Technologies, Inc. 2025 Equity Compensation Plan, or the 2025 Plan. Effective as of May 14, 2026, the 2025 Plan was terminated. As a result, no further awards will be granted under the 2025 Plan, but the 2025 Plan will continue to govern outstanding awards granted thereunder. Our compensation committee administers the 2025 Plan and has the authority, among other things, to construe and interpret the terms of the 2025 Plan and awards granted thereunder.

2026 Equity Incentive Plan

The Exyn Technologies, Inc. 2026 Equity Incentive Plan, or the 2026 Plan, was adopted by our board of directors on April 2, 2026, and was approved by our stockholders on April 3, 2026. The 2026 Plan became effective on May 14, 2026. We use the 2026 Plan to provide incentives that will assist us to attract, retain, and motivate employees, including officers, consultants, and directors.

Below is a summary of the principal provisions of the 2026 Plan, which summary is qualified in its entirety by reference to the full text of the 2026 Plan, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

The 2026 Plan will remain in effect, subject to the right of our board of directors or compensation committee to amend or terminate the 2026 Plan at any time, until the earliest date as of which all awards granted under the 2026 Plan have been satisfied in full or terminated and no shares of common stock approved for issuance under the 2026 Plan remain available to be granted under new awards. No awards will be granted under the 2026 Plan after such termination date. Subject to other applicable provisions of the 2026 Plan, all awards made under the 2026 Plan on or before such termination of the 2026 Plan, shall remain in effect until such awards have been satisfied or terminated in accordance with the 2026 Plan and the terms of such awards.

The 2026 Plan is administered by the compensation committee. The compensation committee has the authority, in its sole and absolute discretion, to grant awards under the 2026 Plan to eligible individuals, and to take all other actions necessary or desirable to carry out the purpose and intent of the 2026 Plan. Further, the compensation committee has the authority, in its sole and absolute discretion, subject to the terms and conditions of the 2026 Plan, to, among other things:

●	determine the eligible individuals to whom, and the time or times at which, awards shall be granted;
●	determine the type of awards to be granted to any eligible individual;
●	determine the number of shares of common stock to be covered by or used for reference purposes for each award or the value to be transferred pursuant to any award; and
●	determine the terms, conditions and restrictions applicable to each award and any shares of common stock acquired pursuant thereto, including, without limitation, (i) the purchase price of any shares of common stock, (ii) the method of payment for shares of common stock purchased pursuant to any award, (iii) the method for satisfying any tax withholding obligation arising in connection with any award, including by the withholding or delivery of shares of common stock, (iv) the timing, terms and conditions of the exercisability, vesting or payout of any award or any shares of common stock acquired pursuant thereto, (v) the performance goals applicable to any award and the extent to which such performance goals have been attained, (vi) the time of the expiration of an award, (vii) the effect of a participant’s Termination of Service, as defined in the 2026 Plan, on any of the foregoing and (viii) all other terms, conditions and restrictions applicable to any award or shares of common stock acquired pursuant thereto as the administrator considers to be appropriate and not inconsistent with the terms of the 2026 Plan.

770,746 shares of our common stock were initially authorized and reserved for issuance under the 2026 Plan. The reserve will automatically increase on January 1, 2027 and each subsequent anniversary through 2035, by an amount equal to the smaller of (a) five percent (5%) of the number of shares of common stock issued and outstanding on the immediately preceding December 31, or (b) an amount determined by the compensation committee.

Appropriate adjustments will be made in the number of authorized shares and other numerical limits in the 2026 Plan and in outstanding awards to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to awards which expire, are cancelled, forfeited, terminated unearned, settled in cash, or withheld or surrendered in payment of an exercise price or taxes under the 2015 Plan and 2025 Plan will again become available for issuance under the 2026 Plan.

Subject to adjustment as provided in the provision of the 2026 Plan pertaining to the occurrence of certain corporate transactions, the maximum number of shares of common stock that may be issued pursuant to stock options granted under the 2026 Plan that are intended to qualify as incentive stock options is 2,312,237.

The compensation committee may establish compensation for directors who are not our employees, provided that the sum of any cash compensation and the grant date fair value of awards granted under the 2026 Plan to a non-employee director as compensation for services as a non-employee director during any calendar year may not exceed $750,000 for an annual grant, or $1,000,000 in the first year of service. The compensation committee, in its discretion, may make exceptions to this limit for individual non-employee directors in extraordinary circumstances.

Awards may be granted individually or in tandem with other types of awards, concurrently with or with respect to outstanding awards. All awards will be evidenced by a written agreement between us and the holder of the award and may include any of the following:

●	Stock options. We may grant non-statutory stock options or incentive stock options (as described in Section 422 of the Code), each of which gives its holder the right, during a specified term (not exceeding ten years) and subject to any specified vesting or other conditions, to purchase a number of shares of our common stock at an exercise price per share determined by the administrator, which may not be less than the fair market value of a share of our common stock on the date of grant.
●	Stock appreciation rights. A stock appreciation right, or SAR, gives its holder the right, during a specified term (not exceeding ten years) and subject to any specified vesting or other conditions, to receive the appreciation in the fair market value of our common stock between the date of grant of the award and the date of its exercise. We may pay the appreciation in shares of our common stock or in cash.
●	Restricted stock. We may grant restricted stock awards. Shares of restricted stock remain subject to forfeiture until vested, based on such terms and conditions as we specify. Holders of restricted stock will have the right to vote the shares and to receive any dividends paid, except that the dividends may be subject to the same vesting conditions as the related shares.
●	Restricted stock units. Restricted stock units, or RSUs, represent rights to receive shares of our common stock (or their value in cash) at a future date without payment of a purchase price, subject to vesting or other conditions specified by the administrator. Holders of RSUs have no voting rights or rights to receive cash dividends unless and until shares of common stock are issued in settlement of such awards. However, the administrator may grant RSUs that entitle their holders to dividend equivalent rights.
●	Performance awards. Performance awards, consisting of either performance shares or performance units, are awards that will result in a payment to their holder only if specified performance goals are achieved during a specified performance period. The administrator establishes the applicable performance goals based on one or more measures of business performance, such as combined ratio or gross written premiums growth. To the extent earned, performance awards may be settled in cash, in shares of our common stock or a combination of both in the discretion of the administrator. Holders of performance shares or performance units have no voting rights or rights to receive cash dividends unless and until shares of common stock are issued in settlement of such awards. However, the administrator may grant performance shares that entitle their holders to dividend equivalent rights.
●	Oher stock-based awards. The administrator may grant cash-based awards that specify a monetary payment or range of payments or other stock-based awards that specify a number or range of shares or units that, in either case, are subject to vesting or other conditions specified by the administrator. Settlement of these awards may be in cash or shares of our common stock, as determined by the administrator. Their holders will have no voting rights or right to receive cash dividends unless and until shares of our common stock are issued pursuant to the awards. The administrator may grant dividend equivalent rights with respect to other stock-based awards.

Awards are generally nontransferable except on death or in limited cases subject to approval by the administrator.

In the event of a change in control, as defined in the 2026 Plan, outstanding awards will terminate upon the effective time of the change in control unless provision is made for the continuation, assumption or substitution of awards by the surviving or successor entity or its parent. Unless an award agreement says otherwise, the following will occur with respect to awards that terminate in connection with a change in control:

●	stock options and SARs will become fully exercisable and holders of these awards will be permitted immediately before the change in control to exercise them;
●	restricted stock and stock units with time-based vesting (i.e., not subject to achievement of performance goals) will become fully vested immediately before the change in control, and stock units will be settled as promptly as is practicable in accordance with applicable law; and
●	performance shares and units that vest based on the achievement of performance goals will vest as if the performance goal for the unexpired performance period had been achieved at the target level (unless the award agreement provides for vesting at a greater amount) and the performance units will be settled as promptly as is practicable in accordance with applicable law.

2026 Employee Stock Purchase Plan

The Exyn Technologies, Inc. 2026 Employee Stock Purchase Plan, or the ESPP, was adopted by our board of directors on April 2, 2026, and was approved by our stockholders on April 3, 2026. The ESPP became effective on May 14, 2026.

The purpose of the ESPP is to attract, retain and reward our employees who contribute to our growth and profitability by providing them with an opportunity to acquire an ownership interest in the Company.

154,149 shares of our common stock are available for sale under the ESPP. In addition, the ESPP provides for annual increases in the number of shares available for issuance under the ESPP on January 1, 2027 and each subsequent anniversary through 2035, equal to the smallest of:

●	one percent (1%) of the outstanding shares of our common stock on the immediately preceding December 31; or
●	231,223 shares; or
●	such other amount as may be determined by our compensation committee.

Appropriate adjustments will be made in the number of authorized shares and in outstanding purchase rights to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to purchase rights which expire or are cancelled will again become available for issuance under the ESPP.

The compensation committee administers the ESPP and has full authority to interpret the terms of the ESPP. The ESPP provides, subject to certain limitations, for indemnification by us of any director, officer or employee against all reasonable expenses, including attorneys’ fees, incurred in connection with any legal action arising from such person’s action or failure to act in administering the ESPP.

All of our employees, including our named executive officers, are eligible to participate if they are customarily employed at least 20 hours per week and more than five months in any calendar year. Non-employee directors are not eligible to participate in the ESPP. Employees are limited to purchasing $25,000 of stock each year and may not purchase if such a purchase would cause the employee to own 5% or more of our stock.

The ESPP is intended to qualify under Section 423 of the Code and the ESPP shall be so construed. The ESPP will typically be implemented through two consecutive six-month offering periods. The offering periods generally start on or about March 1st and September 1st of each year after an enrollment period. The compensation committee may, in its discretion, modify the terms of future offering periods, including establishing offering periods of up to 27 months and providing for multiple purchase dates.

The ESPP permits participants to purchase common stock through payroll deductions of up to 15.0% of their regular gross earnings and overtime payments. Other types of compensation are not considered part of compensation for purposes of the ESPP.

Unless provided otherwise by the compensation committee, the purchase price of the shares will be 85.0% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the last day of the offering period. Participants may end their participation at any time during an offering period and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

In connection with each offering made under the ESPP, the compensation committee may specify a maximum number of shares that may be purchased by any participant on any purchase date during such offering, which limitation will be set forth in the offering document for such offering.

A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP as described below. In the event of a change in control, an acquiring or successor corporation may assume our rights and obligations under outstanding purchase rights or substitute substantially equivalent purchase rights. If the acquiring or successor corporation does not assume or substitute for outstanding purchase rights, then the purchase date of the offering periods then in progress will be accelerated to a date prior to the change in control.

The ESPP will continue in effect until terminated by the compensation committee. The compensation committee has the authority to amend, suspend or terminate the ESPP at any time.

Outstanding Equity Awards at Fiscal Year-End

The following table presents information regarding outstanding equity awards for each of our Named Executive Officers for the year ended December 31, 2025.

		Option Awards(1)
		Number of	Number of
		Securities	Securities
		Underlying	Underlying
		Unexercised	Unexercised
		Options (#)	Options (#)	Options Exercise	Option Expiration
Name	Grant Date	Exercisable	Unexercisable	Price ($)	Date
Brandon Torres Declet	12/18/2023(2)	153,090	129,538	8.75	12/17/2033
Ricardo Sotelo	03/28/2022(3)	8,000	1,600	5.00	03/27/2032
	03/01/2024(4)	7,008	11,680	7.50	02/28/2034
	05/07/2025(5)	—	20,662	6.50	05/06/2035
	11/24/2025(6)	—	1,000	12.00	11/23/2035
Benjamin Williams	11/20/2019(7)	20,000	—	5.25	11/19/2029
	03/12/2021(8)	12,000	—	5.00	03/11/2031
	03/01/2024(9)	50,000	30,000	7.50	02/28/2034
(1)	The numbers reflected in these columns are with respect to awards of stock options granted pursuant to the 2015 Plan, the terms of which plan are described above under “— Equity Incentive Awards.” Each stock option award becomes vested and exercisable in accordance with the vesting schedule applicable to such award.
(2)	Stock options granted to Mr. Declet on December 18, 2023 under the 2015 Plan. The shares subject to the stock option award vest according to the following schedule: 25% on October 30, 2024, with the remaining 75% vesting in equal monthly installments over the next 36 months thereafter, subject to Mr. Declet’s continued service through each such date.

(3)	Stock options granted to Mr. Sotelo on March 28, 2022 under the 2015 Plan. The shares subject to the stock option award vest according to the following schedule: 25% on August 5, 2022, with the remaining 75% vesting in equal monthly installments over the next 36 months thereafter, subject to Mr. Sotelo’s continued service through each such date.
(4)	Stock options granted to Mr. Sotelo on March 1, 2024 under the 2015 Plan. The shares subject to the stock option award vest according to the following schedule: 25% on June 1, 2024, with the remaining 75% vesting in equal monthly installments over the next 36 months thereafter, subject to Mr. Sotelo’s continued service through each such date.
(5)	Stock options granted to Mr. Sotelo on May 7, 2025 under the 2015 Plan. The shares subject to the stock option award vest according to the following schedule: 25% on April 24, 2026, with the remaining 75% vesting in equal monthly installments over the next 36 months thereafter, subject to Mr. Sotelo’s continued service through each such date.
(6)	Stock options granted to Mr. Sotelo on November 24, 2025 under the 2025 Plan. The shares subject to the stock option award vest according to the following schedule: 25% on January 1, 2026, with the remaining 75% vesting in equal monthly installments over the next 36 months thereafter, subject to Mr. Sotelo’s continued service through each such date.
(7)	Stock options granted to Mr. Williams on November 20, 2019 under the 2015 Plan. The shares subject to the stock option award vest according to the following schedule: 25% on May 28, 2020, with the remaining 75% vesting in equal monthly installments over the next 36 months thereafter, subject to Mr. Williams’s continued service through each such date.
(8)	Stock options granted to Mr. Williams on March 12, 2021 under the 2015 Plan. The shares subject to the stock option award vest according to the following schedule: 25% on December 1, 2021, with the remaining 75% vesting in equal monthly installments over the next 36 months thereafter, subject to Mr. Williams’s continued service through each such date.
(9)	Stock options granted to Mr. Williams on March 1, 2024 under the 2015 Plan. The shares subject to the stock option award vest according to the following schedule: 25% on June 1, 2024, with the remaining 75% vesting in equal monthly installments over the next 36 months thereafter, subject to Mr. Williams’s continued service through each such date.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2023 to which we have been a party, in which the amount involved in the transaction exceeded the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change of control, and other arrangements, which are described under “Executive Compensation.”

Series Round Financings

In July 2024, we raised approximately $5.0 million in gross profits through the issuance of an aggregate amount of 181,715 shares of Series B Preferred Stock to Reliance Strategic Business Ventures Limited, a greater than 5% stockholder of the Company.

Neolync Convertible Note

On May 20, 2025, we issued the Neolync Convertible Note in the aggregate principal amount of $1.5 million, which bore interest at an annual rate of 12.0% and was secured by a first-priority lien on substantially all assets of the Company (subject only to the WAB Loan Agreement).

Upon the closing of our initial public offering, the Neolync Convertible Note automatically converted into 160,239 shares of common stock at a conversion premium of 135% of the initial public offering price of $7.75 per unit), reflecting conversion of the aggregate principal amount of $1.5 million plus accrued interest through the closing date.

Advisory Agreement

Effective as of August 1, 2025, we have an advisory agreement with Longview Innovation, LLC, an entity that is affiliated with North America University Innovation, LP, a greater than 10% stockholder in the Company. Director Michael Burychka is the chief executive officer of Longview Innovation, LLC. Under the agreement, Mr. Burychka is paid a retainer of $5,000 a month in cash and an additional $5,000 a month in equity in Exyn, in exchange for providing advisory services related to strategic business development and capital markets transactions. Mr. Burychka was also entitled to an additional $5,000 per month in equity in Exyn in arrears upon the completion of our initial public offering. The term of the agreement was initially through January 31, 2026, which was followed by an automatic renewal and extension of an additional six-month term per the agreement.

Neolync Term Loan

The Neolync Term Loan provides for a total aggregate principal amount of $1.5 million and matures on December 23, 2026.

Initial cash proceeds of $0.5 million were received on December 26, 2025, with the remaining $1.0 million received on January 12, 2026. The loan is secured by substantially all of our assets. The Neolync Term Loan bears interest at 12.0% per annum with principal and interest repayable over twelve installments.

The Neolync Term Loan contains affirmative and negative covenants typical of loan agreements of this type, including, among others, limitations on the incurrence of additional indebtedness, liens, dividends and distributions in respect of, and repurchases and redemptions of, our capital stock, investments, transactions with affiliates, certain asset sales, changes in our business, organizational documents and fiscal year compliance with the financial covenants. We were in compliance with all such covenants as of December 31, 2025.

Events of default under the Neolync Term Loan are generally typical for loan agreements of this type.

Policies and Procedures for Transactions with Related Persons

We have a Related Person Transactions Policy that sets forth our policies and procedures regarding the identification, review, consideration, and oversight of “related person transactions.” For purposes of our policy only, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we or any of our subsidiaries are participants involving an amount that exceeds $120,000, in which any “related person” has a material interest.

Transactions involving compensation for services provided to us as an employee, consultant, or director are not considered related person transactions under this policy. A related person is any executive officer, director, nominee to become a director or a holder of more than 5% of any class of our voting securities (including our common stock), including any of their immediate family members and affiliates, including entities owned or controlled by such persons.

Under the policy, the related person in question or, in the case of transactions with a holder of more than 5% of any class of our voting securities, an officer with knowledge of the proposed transaction, must present information regarding the proposed related person transaction to our audit committee (or, where review by our audit committee would be inappropriate, to another independent body of our board of directors) for review. To identify related person transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders.

In considering related person transactions, our audit committee considers the relevant available facts and circumstances, which may include, but is not limited to:

●	the risks, costs and benefits to us;
●	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;
●	the terms of the transaction;
●	the availability of other sources for comparable services or products; and
●	the terms available to or from, as the case may be, unrelated third parties.

Our audit committee will approve only those transactions that it determines are fair to us and in our best interests. All of the transactions described above were entered into prior to the adoption of such policy.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table provides information regarding the beneficial ownership of our common stock as adjusted to give effect to this offering, for:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;
●	each of our directors;
●	each of our named executive officers; and
●	all of our current executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if they have or share the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or have the right to acquire such powers within 60 days. Accordingly, the following table does not include options to purchase Exyn common stock that are not exercisable within 60 days of June 1, 2026. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our capital stock. Unless otherwise indicated, to our knowledge, the persons and entities named in the table below have sole voting and sole investment power with respect to all securities that they beneficially own, subject to community property laws where applicable. The information in the table below does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act, and we did not deem such securities outstanding for the purpose of computing the percentage ownership of any other person.

The beneficial ownership of our voting securities is based on 7,815,956 shares of our common stock issued and outstanding as of June 1, 2026.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Exyn Technologies, Inc., 2118 Washington Avenue, Suite 1000, Philadelphia, PA 19146.

	Shares of Common Stock				Warrants to Purchase Common Stock
	Number		Number	Percent	Number		Number	Percent
	Beneficially	Number	Beneficially	Owned	Beneficially	Number	Beneficially	Owned
	Owned Prior to	Registered for	Owned After	After	Owned Prior	Registered for	Owned After	After
Name of Beneficial Owner or Selling Stockholder	Offering	Sale Hereby(1)	Offering	Offering	to Offering	Sale Hereby(1)	Offering	Offering
Greater than 5% Stockholders and Selling Stockholders:
Reliance Strategic Business Ventures Limited(2)	1,154,191	1,154,191	—	—	—	—	—	—
North America University Innovation, LP(3)	1,006,940	1,006,940	—	—	—	—	—	—
Neolync Holdings Ltd(4)	887,628	—	887,628	11.4%	—	—	—	—
Yamaha Motor Exploratory Fund, L.P.(5)	251,485	251,485	—	—	—	—	—	—
Centricus Tech II LP(6)	197,457	197,457	—	—	—	—	—	—
Select Securities Europe S.à r.l., on behalf of its Compartment O(7)	146,538	146,538	—	—	—	—	—	—
Select Securities Europe S.à r.l., on behalf of its Compartment AD(8)	40,745	40,745	—	—	—	—	—	—
Universal (Hong Kong) Technology Co. Limited(9)	145,089	145,089	—	—	—	—	—	—
Paeonia Capital Pte. Ltd.(10)	41,994	41,994	—	—	—	—	—	—
Stephen and Doreen Hung Trust(11)	55,224	55,224	—	—	—	—	—	—
Western Alliance Bancorporation(12)	7,902	7,902	—	—	—	—	—	—
NCH Ventures, LLC(13)	228,775	228,775	—	—	—	—	—	—
Evergreen Capital Management LLC(14)	541,977	541,977	—	—	189,753	189,753	—	—
Maximcash Solutions LLC(15)	30,000	30,000	—	—	—	—	—	—
Total	4,735,945	3,658,564	887,628	11.4%	189,753	189,753	—	—
Named Executive Officers and Directors:
Brandon Torres Declet(16)	194,306	—	194,306	2.5%	—	—	—	—
Brandon Duick(17)	32,395	—	32,395	*	—	—	—	—
Benjamin Williams(18)	93,666	—	93,666	1.2%	—	—	—	—
Ricardo Sotelo(19)	30,837	—	30,837	*	—	—	—	—
Vanessa Varian(20)	6,445	—	6,445	*	—	—	—	—
Dr. Ted Tewksbury(21)	13,260	—	13,260	*	—	—	—	—
Jonathan Ollwerther	—	—	—	—	—	—	—	—
Michael Burychka	—	—	—	—	—	—	—	—
Gregory McNeal	—	—	—	—	—	—	—	—
All current executive officers and directors as a group (9 persons)	370,909	—	370,909	4.7%	—	—	—	—
*	Represents beneficial ownership of less than 1% of the outstanding securities.
(1)	The amounts set forth in this column are the number of shares of common stock that may be offered by each selling stockholder using this prospectus. These amounts do not represent any other shares of our common stock that the selling stockholder may own beneficially or otherwise.
(2)	Reliance Strategic Business Ventures Limited is managed by Jiteshkumar Narendrakumar Jain (Manager), Piyush Tekriwal (Chief Financial Officer), Rachana Anand Sanganeria (Secretary), and its directors, Rajkumar Mullick, Mumtaz Bandukwala, Sujit Vilas Argade and Dhirendra Harilal Shah, all of whom may be deemed to have shared voting, investment and dispositive power with respect to the shares held by Reliance Strategic Business Ventures Limited. The address for Reliance Strategic Business Ventures Limited is Office-101, Saffron, Nr Centre Point, Panchwati 5 Rasta, Ambawadi, Ahmedabad, Gujarat, 380006, India.
(3)	North America University Innovation, LP is managed by its general partner, Hard Science GP, LLC. Michael Burychka and Jason Smith are the managing members of Hard Science GP, LLC, and may be deemed to have shared voting, investment and dispositive power with respect to the shares held by North America University Innovation, LP. The address for North America University Innovation, LP is 3411 Silverside Road, Baynard Building, Suite 104, Wilmington, DE 19810.
(4)	Neolync Holdings Ltd is managed by its founder, Ruven Shaibel. Ruven Shaibel, as founder, may be deemed to have voting, investment and dispositive power with respect to the shares held by Neolync Holdings Ltd. Consists of (i) 245,700 shares of common stock issued upon automatic conversion of the SAFE dated as of April 5, 2025, between the Company and Neolync Holdings Ltd in connection with our initial public offering, (ii) 491,401 shares of common stock issued upon automatic conversion of the SAFE dated as of August 1, 2025, between the Company and Neolync Holdings Ltd in connection with our initial public offering, and (iii) 150,527 shares of common stock issued upon automatic conversion of the Neolync Convertible Note in connection with our initial public offering. The address for Neolync Holdings Ltd is Hel Hamishmar 5, Center, PO, Tel Aviv, Israel-6969205.

(5)	Yamaha Motor Exploratory Fund, L.P. is managed by its general partner, Yamaha Motor Exploratory Fund GP, LLC. Yamaha Motor Ventures & Laboratory Silicon Valley, Inc. is the managing member of Yamaha Motor Exploratory Fund GP, LLC. Yamaha Motor Ventures & Laboratory Silicon Valley, Inc. is managed by Keiichi Onishi (Chief General Manager of Corporate Strategy), Mitsuru Hashimoto (Chief General Manager of Corporate Planning), Keita Nakanishi (Chief Executive Officer) and Tom Kawaguchi (Vice President of Finance), all of whom may be deemed to have shared voting, investment and dispositive power with respect to the shares held by Yamaha Motor Exploratory Fund, L.P. The address for Yamaha Motor Exploratory Fund, L.P. is 422 Portage Avenue, Palo Alto, CA 94306.
(6)	Centricus Tech II LP is managed by its general partner, Centricus Tech II GP Limited. Tamara Williams and Peter Rioda are the directors of Centricus Tech II GP Limited, and may be deemed to have shared voting, investment and dispositive power with respect to the shares held by Centricus Tech II LP. The address for Centricus Tech II LP is Whiteley Chambers, Don Street, St. Helier, Jersey, JE2 4TR.
(7)	Select Securities Europe S.à r.l., acting in respect of and on behalf of its Compartment O is managed by its managers, Zamyra Cammans, Hélène Grine-Siciliano, and Lorenzo Santone, all of whom may be deemed to have shared voting, investment and dispositive power with respect to the shares held by Select Securities Europe S.à r.l., acting in respect of and on behalf of its Compartment O. The address for Select Securities Europe S.à r.l., acting in respect of and on behalf of its Compartment O is 22 Boulevard Royal, L-2449 Luxembourg, Grand Duchy of Luxembourg.
(8)	Select Securities Europe S.à r.l., acting in respect of and on behalf of its Compartment AD is managed by its managers, Zamyra Cammans, Hélène Grine-Siciliano, and Lorenzo Santone, all of whom may be deemed to have shared voting, investment and dispositive power with respect to the shares held by Select Securities Europe S.à r.l., acting in respect of and on behalf of its Compartment AD. The address for Select Securities Europe S.à r.l., acting in respect of and on behalf of its Compartment AD is 22 Boulevard Royal, L-2449 Luxembourg, Grand Duchy of Luxembourg.
(9)	Universal (Hong Kong) Technology Co. Limited is managed by its director, Hung Yin, who may be deemed to have sole voting, investment and dispositive power with respect to the shares held by Universal (Hong Kong) Technology Co. Limited. The address for Universal (Hong Kong) Technology Co. Limited is Unit A5, 25/F, TML Tower, No. 3 Hoi Shing Road, Tsuen Wan, New Territories.
(10)	Paeonia Capital Pte. Ltd. is managed by its director, Hung Yin, who may be deemed to have sole voting, investment and dispositive power with respect to the shares held by Paeonia Capital Pte. Ltd. The address for Paeonia Capital Pte. Ltd. is 14 Jalan Kilang Barat #05-01, Singapore 159356.
(11)	Stephen and Doreen Hung Trust is managed by its trustee, Stephen Wai Hung, who may be deemed to have sole voting, investment and dispositive power with respect to the shares held by Stephen and Doreen Hung Trust. The address for Stephen and Doreen Hung Trust is 10472 Yosemite Way, Tustin, CA 92782.
(12)	Consists of 7,902 shares of common stock issuable upon exercise of warrants at an exercise price of $8.75 per share. Western Alliance Bancorporation is managed by its treasurer, John Radwanski, who may be deemed to have sole voting, investment and dispositive power with respect to the warrants held by Western Alliance Bancorporation. The address for Western Alliance Bancorporation is 1 E Washington St, #1400, Phoenix, AZ 85004.
(13)	Consists of 132,001 shares of common stock issued upon conversion of the NCH Convertible Note and 96,774 shares of common stock issuable upon exercise of warrants at an exercise price of $7.75 per share. Leslie Kass and Edward Selee are the managers of NCH Ventures, LLC and may be deemed to have shared voting, investment and dispositive power with respect to the shares and warrants held by NCH Ventures, LLC. The address for NCH Ventures, LLC is 300 Lucius Gordon Drive, West Henrietta, New York 14586.
(14)	Consists of 352,224 shares of common stock and 189,753 shares of common stock issuable upon exercise of warrants with an aggregate principal value of 125% of the face value of the senior secured convertible promissory notes in the aggregate principal amount of approximately $1.2 million. The senior secured convertible promissory notes were converted in connection with our initial public offering and bore interest at an annual rate of 10.0%. The warrants have an exercise price of $7.75 per share. Evergreen Capital Management LLC is managed by its manager, Jeffrey Pazdro, who may be deemed to have sole voting, investment and dispositive power with respect to the shares and warrants held by Evergreen Capital Management LLC. The address for Evergreen Capital Management LLC is 156 W Saddle River Rd., Saddle River, NJ 07458.

(15)	Maximcash Solutions LLC is managed by its chief executive officer, Stephen Cherner, who may be deemed to have sole voting, investment and dispositive power with respect to the shares held by Maximcash Solutions LLC. The address for Maximcash Solutions LLC is 10155 Collins Ave, Apt 1010, Bal Harbour, FL 33154.
(16)	Consists of 194,306 shares subject to options exercisable within 60 days of June 1, 2026. Excludes 88,322 shares subject to options not exercisable within 60 days of June 1, 2026.
(17)	Consists of 32,395 shares subject to options exercisable within 60 days of June 1, 2026. Excludes 17,554 shares subject to options not exercisable within 60 days of June 1, 2026.
(18)	Consists of 93,666 shares subject to options exercisable within 60 days of June 1, 2026. Excludes 18,334 shares subject to options not exercisable within 60 days of June 1, 2026.
(19)	Consists of 30,837 shares subject to options exercisable within 60 days of June 1, 2026. Excludes 19,112 shares subject to options not exercisable within 60 days of June 1, 2026.
(20)	Consists of 6,445 shares subject to options exercisable within 60 days of June 1, 2026. Excludes 1,955 shares subject to options not exercisable within 60 days of June 1, 2026.
(21)	Consists of 13,260 shares subject to options exercisable within 60 days of June 1, 2026. Excludes 11,221 shares subject to options not exercisable within 60 days of June 1, 2026.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of the material provisions relating to our material indebtedness. The following summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the corresponding agreement or instrument, including the definitions of certain terms therein that are not otherwise defined in this prospectus. You should refer to the relevant agreement or instrument for additional information, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

WAB Loan Agreement

The WAB Loan Agreement originally provided for a total aggregate principal amount of $3.5 million. All amounts outstanding under the WAB Loan Agreement were repaid in connection with the closing of our IPO and the WAB Loan Agreement is no longer outstanding.

Neolync Convertible Note

On May 20, 2025, we issued the Neolync Convertible Note in the aggregate principal amount of $1.5 million, which bore interest at an annual rate of 12.0% and was secured by a first-priority lien on substantially all assets of the Company (subject only to the WAB Loan Agreement).

Upon the closing of our initial public offering, the Neolync Convertible Note automatically converted into 160,239 shares of common stock at a conversion premium of 135% of the initial public offering price of $7.75 per unit), reflecting conversion of the aggregate principal amount of $1.5 million plus accrued interest through the closing date.

Neolync Term Loan

The Neolync Term Loan provides for a total aggregate principal amount of $1.5 million and matures on December 23, 2026. Initial cash proceeds of $0.5 million were received on December 26, 2025, with the remaining $1.0 million received on January 12, 2026. The loan is secured by substantially all of our assets. The Neolync Term Loan bears interest at 12.0% per annum with principal and interest repayable over twelve installments.

The Neolync Term Loan contains affirmative and negative covenants typical of loan agreements of this type, including, among others, limitations on the incurrence of additional indebtedness, liens, dividends and distributions in respect of, and repurchases and redemptions of, our capital stock, investments, transactions with affiliates, certain asset sales, changes in our business, organizational documents and fiscal year compliance with the financial covenants. We were in compliance with all such covenants as of December 31, 2025.

Events of default under the Neolync Term Loan are generally typical for loan agreements of this type.

Maximcash Loan Agreement

The Maximcash Loan Agreement originally provided for a total aggregate principal amount of $0.6 million.

In connection with the Maximcash Loan Agreement, we also entered into an Equity Kicker and Registration Rights Agreement with Maximcash on December 26, 2025 (the “Equity Kicker and Registration Rights Agreement”), pursuant to which, upon the consummation of our initial public offering, we issued to Maximcash 15,484 shares of common stock (the “Maximcash Equity Kicker Shares”), representing shares having an aggregate value of $120,000 based on the initial public offering price of $7.75 per unit. In connection with the Maximcash Loan Agreement, we issued to Maximcash an additional 14,516 shares of our common stock as equity kicker shares (the “Maximcash Additional Equity Kicker Shares”) in addition to the Maximcash Equity Kicker Shares issued pursuant to the Equity Kicker and Registration Rights Agreement, comprising a total of 30,000 shares of common stock issued to Maximcash. The Maximcash Equity Kicker Shares and Maximcash Additional Equity Kicker Shares are subject to registration rights. We also entered into an IPO Acceleration and Mandatory Prepayment Agreement with Maximcash on December 26, 2025, which required us to pay the outstanding principal balance under the Maximcash Loan Agreement, together with all accrued and unpaid interest, fees, costs and premiums, contemporaneously with the closing of our initial public offering. All amounts outstanding under the Maximcash Loan Agreement were repaid in connection with the closing of our IPO and the Maximcash Loan Agreement is no longer outstanding.

NCH Convertible Note

On March 13, 2026, we issued a Convertible Note to NCH Ventures, LLC in the aggregate principal amount of $0.75 million (the “NCH Convertible Note”). The outstanding balance of the NCH Convertible Note was converted into an aggregate of 132,001 shares of common stock.

Warrants. In connection with the NCH Convertible Note, we also issued to NCH Ventures, LLC warrants (the “NCH Warrants”) with a value of $750,000 on March 13, 2026. The NCH Warrants have a term of five years from the later of (i) date of issuance or (ii) following an IPO. The NCH Warrants may be exercised by payment of the exercise price in cash or via cashless exercise. The NCH Warrants are subject to customary anti-dilution adjustments, including for stock splits, combinations, recapitalizations, and similar adjustments, as well as for certain fundamental transactions. The holder of the shares of common stock underlying the NCH Warrants and the shares of common stock issued upon conversion of the NCH Convertible Note is entitled to registration rights.

Evergreen Convertible Notes

On April 30, 2026 and May 6, 2026, we issued Senior Secured Convertible Promissory Notes to Evergreen Capital Management, LLC (“Evergreen”) in the aggregate principal amount of approximately $1.2 million, which bore interest at an annual rate of 10.0% (the “Evergreen Convertible Notes”).

Upon the closing of our initial public offering, all of the outstanding principal amount of $1,176,471 and accrued but unpaid interest under the Evergreen Convertible Notes automatically converted into 152,224 shares of our common stock at a conversion price of $7.75 per share, equal to the per-unit public offering price in our initial public offering. The Evergreen Convertible Notes are no longer outstanding.

On May 18, 2026, we entered into the Side Letter with Evergreen. Under the Side Letter, Evergreen agreed to forbear from declaring an event of default under the Second Amendment to Note and Warrant Purchase Agreement, dated as of May 8, 2026, by and between the Company and Evergreen (the “Second Amendment”), in exchange for, among other things, the Company’s agreement to pay to Evergreen, in three equal consecutive monthly installments, an aggregate amount equal to (a) the outstanding balance owing to Evergreen under the Second Amendment (including any accrued but unpaid interest and any unpaid fees, costs and expenses payable thereunder) as of May 18, 2026, plus (b) the default penalty that would otherwise have been payable to Evergreen under the Second Amendment.

The first installment in the amount of $472,388.33 was paid on June 17, 2026, and two additional installments are due in the amount of $472,388.33, each on July 17, 2026 and August 16, 2026, for a total of $1,417,164.99. The Side Letter provides that no additional liquidated damages, default interest, penalty interest or other similar damages of any nature shall be calculated, assessed or payable by the Company in connection with the repayment.

Warrants. In connection with the Evergreen Convertible Notes, we also issued to Evergreen warrants with an aggregate principal value of 125% of the face value of the Evergreen Convertible Notes (the “Evergreen Warrants”). The Evergreen Warrants have a term of five years from their respective dates of issuance. The Evergreen Warrants may be exercised by payment of the exercise price in cash or via cashless exercise. The Evergreen Warrants are subject to customary anti-dilution adjustments, including for stock splits, combinations, recapitalizations, and similar adjustments, as well as for certain fundamental transactions. The holder of the Evergreen Warrants, shares of common stock underlying the Evergreen Warrants and the shares of common stock issued upon conversion of the Evergreen Convertible Notes are subject to registration rights.

Equity Kicker Shares. In connection with the Evergreen Convertible Notes issued on April 30, 2026 and May 6, 2026, respectively, the Company issued to Evergreen 100,000 shares of common stock (the “Evergreen Equity Kicker Shares”) as additional consideration. Additionally, in connection with entering into the Evergreen Side Letter, we issued to Evergreen an additional 100,000 shares of our common stock as equity kicker shares (the “Evergreen Side Letter Shares”) in addition to the Evergreen Equity Kicker Shares issued pursuant to the Evergreen Convertible Notes, comprising a total of 200,000 shares of common stock issued to Evergreen (the “Total Evergreen Kicker Shares”). The Total Evergreen Equity Kicker Shares, together with the Evergreen Warrants, shares of common stock that were issued upon conversion of the Evergreen Convertible Notes in connection with our initial public offering and the shares of common stock issuable upon exercise of the Evergreen Warrants, are subject to registration rights.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material rights of our common and preferred stock, units, warrants and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, and of the DGCL. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the DGCL.

General

Our authorized capital stock consists of 50,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share. All of our authorized preferred stock is undesignated. The information below gives effect to a 1-for-25 reverse stock split of our common stock effected on April 6, 2026.

Common Stock

Outstanding Shares

As of June 1, 2026, 7,815,956 shares of our common stock were outstanding.

Voting

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividends

Subject to statutory or contractual restrictions on the payment of dividends and to any preferences that may be applicable to any then outstanding preferred stock, the holders of common stock will be entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

Under our amended and restated certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Units

Each unit offered in our initial public offering consisted of one share of common stock and a warrant to purchase one share of common stock. The shares of common stock and warrants that were part of the units were immediately separable and were issued separately in our initial public offering.

Warrants

SVB Warrants

In November 2020, we issued warrants to Silicon Valley Bank (the “SVB Warrants”) with an expiration date of November 9, 2030. The SVB Warrants grant Silicon Valley Bank the ability to purchase 10,727 shares of preferred stock of the Company with an exercise price of $18.97 per share. The fair value of the SVB Warrants was determined using the Black-Scholes option-pricing model.

WAB Warrants

In connection with the Loan Agreement entered into with Western Alliance Bank on September 27, 2023, we also issued accompanying warrants to Western Alliance Bank with an expiration date of September 27, 2033 (the “WAB Warrants”). The WAB Warrants grant Western Alliance Bank the ability to purchase 7,902 shares of common stock of the Company with an exercise price of $8.75 per share.

NCH Warrants

In connection with the NCH Convertible Note, we issued to NCH Ventures, LLC the NCH Warrants with a value of $750,000 on March 13, 2026. The NCH Warrants have a term of five years from the later of (i) date of issuance or (ii) following an IPO. The NCH Warrants may be exercised by payment of the exercise price in cash or via cashless exercise. The NCH Warrants are subject to customary anti-dilution adjustments, including for stock splits, combinations, recapitalizations, and similar adjustments, as well as for certain fundamental transactions. The holder of both the shares of common stock underlying the NCH Warrants and the shares of common stock issued upon conversion of the NCH Convertible Note are subject to registration rights.

Evergreen Warrants

In connection with the Evergreen Convertible Notes, we issued to Evergreen the Evergreen Warrants with an aggregate value of 125% of the face value of the Evergreen Convertible Notes. The Evergreen Warrants have a term of five years from their respective dates of issuance. The Evergreen Warrants may be exercised by payment of the exercise price in cash or via cashless exercise. The Evergreen Warrants are subject to customary anti-dilution adjustments, including for stock splits, combinations, recapitalizations, and similar adjustments, as well as for certain fundamental transactions.

IPO Warrants

Form. The warrants issued as part of our initial public offering were issued under a warrant agent agreement between us and Equiniti Trust Company, LLC, as warrant agent. The material terms and provisions of the warrants are summarized below.

Exercisability. The warrants are exercisable immediately upon issuance and will thereafter remain exercisable at any time up to five (5) years from the date of original issuance. The warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares purchased upon such exercise (except in the case of a cashless exercise as discussed below).

Exercise Price. Each warrant represents the right to purchase one share of common stock at an exercise price of $9.69. The exercise price is subject to appropriate adjustment in the event of certain share dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our shares of common stock and also upon any distributions of assets, including cash, stock or other property to our shareholders. The warrant exercise price is also subject to anti-dilution adjustments under certain circumstances.

Cashless Exercise. If, at any time during the term of the warrants, the issuance of shares of common stock issuable upon exercise of the warrants are not covered by an effective registration statement, the holder is permitted to effect a cashless exercise of the warrants (in whole or in part) by having the holder deliver to us a duly executed exercise notice, canceling a portion of the warrant in payment of the purchase price payable in respect of the number of shares of common stock purchased upon such exercise.

Failure to Timely Deliver Shares. If we fail for any reason to deliver to the holder the shares subject to an exercise by the date that is the earlier of (i) one (1) trading day and (ii) the number of trading days that is the standard settlement period on our primary trading market as in effect on the date of delivery of the exercise notice, we must pay to the holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of shares subject to such exercise (based on the daily volume weighted average price of our shares of common stock on the date of the applicable exercise notice), $10 per trading day (increasing to $20 per trading day on the third trading day after such liquidated damages begin to accrue) for each trading day after such date until such shares are delivered or the holder rescinds such exercise. In addition, if after such date the holder is required by its broker to purchase (in an open market transaction or otherwise) or the holder’s brokerage firm otherwise purchases, shares of common stock to deliver in satisfaction of a sale by the holder of the shares which the holder anticipated receiving upon such exercise, then we shall (A) pay in cash to the holder the amount, if any, by which (x) the holder’s total purchase price (including brokerage commissions, if any) for the shares of common stock so purchased exceeds (y) the amount obtained by multiplying (1) the number of shares that we were required to deliver to the holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the holder, either reinstate the portion of the warrant and equivalent number of shares for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the holder the number of shares of common stock that would have been issued had we timely complied with our exercise and delivery obligations.

Exercise Limitation. A holder will not have the right to exercise any portion of a warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of shares of common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days following notice from the holder to us.

Exchange Listing. The warrants are listed on the Nasdaq Capital Market under the symbol “EXYNW.”

Rights as a Stockholder. Except as otherwise provided in the warrants or by virtue of such holder’s ownership of our shares of common stock, the holder of a warrant does not have the rights or privileges of a holder of our shares of common stock, including any voting rights, until the holder exercises the warrant.

Governing Law and Jurisdiction. The warrant agent agreement and warrant provide that the validity, interpretation, and performance of the warrant agent agreement and the warrants will be governed by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. In addition, the warrant agent agreement and warrant provide that any action, proceeding or claim against any party arising out of or relating to the warrant agent agreement or the warrants must be brought and enforced in the state and federal courts sitting in the City of New York, Borough of Manhattan. However, we do not intend that the foregoing provisions would apply to actions arising under the Securities Act or the Exchange Act.

Representative’s Warrants

In connection with the closing of our initial public offering, we issued to the lead underwriter (the “Representative”) Representative warrants to purchase a number of shares of common stock equal to 2.5% of the total number of shares included in the units sold in our initial public offering (the “Representative’s Warrants”). The Representative’s Warrants are exercisable at a per share exercise price equal to 125% of the public offering price per unit sold in our initial public offering. The Representative’s Warrants are exercisable at any time and from time to time, in whole or in part, during the five-year period which commenced on the consummation of our initial public offering.

The Representative’s Warrants and the shares of common stock underlying the Representative’s Warrants have been deemed compensation by FINRA, and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA. The Representative, or permitted assignees under such rule, may not sell, transfer, assign, pledge, or hypothecate the Representative’s Warrants or the shares underlying the Representative’s Warrants, nor will the Representative engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Representative’s Warrants or the underlying shares for a period of 180 days from the effective date of the registration statement filed in connection with our IPO. Additionally, the Representative’s Warrants may not be sold transferred, assigned, pledged, or hypothecated for a 180-day period following the effective date of the IPO registration statement except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners. The Representative’s Warrants provide for adjustment in the number and price of the Representative’s Warrants and the shares underlying such Representative’s Warrants in the event of recapitalization, merger, stock split, stock dividend or consolidation and further, the number of shares underlying the Representative’s Warrants may be reduced if necessary to comply with FINRA rules and regulations.

Restricted Stock Units

770,746 shares of our common stock may be granted under our 2026 Equity Incentive Plan (the “2026 Plan”).

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our Bylaws and Delaware Law

Our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Delaware Anti-Takeover Law

We are subject to Section 203 of the DGCL, or Section 203. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

●	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
●	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (but not the outstanding voting stock owned by the interested stockholder) shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
●	upon or subsequent to the consummation of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 662∕3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

●	any merger or consolidation involving the corporation and the interested stockholder;
●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;
●	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation owned by the interested stockholder;

●	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and
●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of our shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent. A special meeting of stockholders may be called by the majority of our board of directors or our Chief Executive Officer.

As described above in “Management — Board Composition,” in accordance with our amended and restated certificate of incorporation, our board of directors is divided into three classes, with the number of directors in each class being as nearly equal in number as possible. The directors in each class will serve for staggered three-year terms, one class being elected each year by our stockholders. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

In addition, our amended and restated certificate of incorporation and amended and restated bylaws provide that the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of the members of our board of directors then in office, and that our directors may be removed only for cause. Our amended and restated certificate of incorporation and amended and restated bylaws also provide that vacancies occurring on our board of directors and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of our board of directors, even though less than a quorum. Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board of directors is expressly authorized to adopt, amend or repeal our bylaws, and require a 662∕3% stockholder vote to amend our bylaws and certain provisions of our certificate of incorporation.

Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

The foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Choice of Forum

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that the Court of Chancery of the State of Delaware (or, if that court lacks subject matter jurisdiction, another federal or state court situated in the State of Delaware) will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation, or our bylaws, or any issue, in one or more series, of all or any of the remaining shares of preferred stock, and, in the resolution or resolutions providing for such issue; any action to interpret, apply, enforce, or determine the validity of our certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. If any such action is filed in a court other than a court located within the State of Delaware, or a foreign action, in the name of any stockholder, that stockholder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce our choice of forum, or an enforcement action, and (y) having service of process made upon such stockholder in any such enforcement action by service upon such stockholder’s counsel in the foreign action as agent for such stockholder, in each case, to the fullest extent permitted by law. In addition, our amended and restated certificate of incorporation and our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Such provision is intended to benefit and may be enforced by us, our officers and directors, employees and agents. Although our amended and restated certificate of incorporation and amended and restated bylaws contain the choice of forum provisions described above, it is possible that a court could find one or more of these provisions inapplicable for a particular claim or action or that such provision is unenforceable. Further, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Nothing in our amended and restated certificate of incorporation or amended and restated bylaws preclude stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law. Any person or entity purchasing or otherwise acquiring any interest in any of our securities will be deemed to have notice of and consented to the provisions of amended and restated certificate of incorporation or amended and restated bylaws described above. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Listing

Our common stock and warrants are listed on the Nasdaq Capital Market under the trading symbols “EXYN” and “EXYNW,” respectively.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equiniti Trust Company, LLC. The transfer agent and registrar’s address is 28 Liberty Street, Floor 53, New York, New York 10005 and its telephone number is (800) 468-9716.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market following this offering, or the perception that such sales may occur, could adversely affect prevailing market prices. Furthermore, since only a limited number of shares are available because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

All of the shares sold in our initial public offering and this offering (except for any shares that remain subject to lock-up agreements as described below) are freely tradable unless such shares were purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining shares of our common stock (except for shares registered on our S-8 registration statement described below) are restricted as a result of securities laws or lock-up agreements. These shares will generally become eligible for sale under Rule 144, subject to the volume limitations, manner-of-sale, and notice provisions described below under “Rule 144,” upon expiration of lock-up agreements at least six months after the date of our initial public offering.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement filed in connection with our initial public offering, any person who is not an affiliate of ours and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon completion of our initial public offering without regard to whether current public information about us is available.

Beginning 90 days after the effective date of the registration statement filed in connection with our initial public offering, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

●	1% of the number of shares of our common stock then outstanding; or
●	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner-of-sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, substantially all of our stockholders, as well as our directors and executive officers, entered into lock-up agreements as described below in connection with our IPO and any restricted shares held by them will become eligible for sale at the expiration of the restrictions set forth in those agreements. After these contractual resale restrictions lapse, such stockholders and our directors and executive officers will be able to sell some or all of their shares of our common stock, subject only to applicable restrictions under federal and state securities laws.

Rule 701

Under Rule 701, shares of common stock acquired rights granted under compensatory stock plans may be resold by:

●	persons other than affiliates, beginning 90 days after the effective date of the registration statement filed in connection with our initial public offering, subject only to the manner-of-sale provisions of Rule 144; and
●	our affiliates, beginning 90 days after the effective date of the registration statement filed in connection with our initial public offering, subject to the manner-of-sale and volume limitations, current public information, and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

Lock-Up Agreements

In connection with our initial public offering, (a) we, along with our directors, officers, the holders of 10% or more of our outstanding capital stock and Neolync Holdings, entered into 180-day lock-up agreements with the IPO underwriters, and (b) the other former holders of our SAFEs and our employees entered into 90-day lock-up agreements with the IPO underwriters (such 90- or 180-day period referred to herein as the “lock-up period”). The lock-up agreements provide that without the prior written consent of the underwriters, we and they will not offer, sell, pledge or otherwise dispose of any of our securities during the applicable lock-up period, except for transfers in connection with the following: (i) bona fide gifts, charitable contributions, or bona fide estate planning purposes, (ii) by will or intestacy, (iii) to any member of such holder’s immediate family or to any trust for the direct or indirect benefit of such holder or the immediate family of such holder, or if the holder is a trust, to a trustor, trustee or beneficiary of the trust or to the estate of a trustor, trustee or beneficiary of such trust, (iv) to a corporation, partnership, limited liability company, investment fund or other entity (A) of which the holder and the immediate family of the holder are the legal and beneficial owner of all of the outstanding equity securities or similar interests or (B) controlled by, or under common control with, the holder or the immediate family of the holder, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv) above, (vi) if the holder is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the holder, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control or common investment management with the holder or affiliates of the holder (including, for the avoidance of doubt, where the holder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (B) as part of a distribution to current or former general or limited partners, managers or members, shareholders, equityholders or affiliates of the holder, or to the estates of any of the foregoing, (vii) by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree, separation agreement or any other order of a court or regulatory agency with jurisdiction over the holder, (viii) to our company upon death, disability, or if the holder is an employee of our company, termination of employment of the holder, (ix) as part of a sale of the holder’s lock-up securities acquired (A) from the underwriters in our initial public offering or (B) in open market transactions after the closing date of our initial public offering, or (x) to our company in connection with the vesting, settlement, or exercise of restricted stock units, options, warrants or other rights to purchase shares of common stock (including, in each case, by way of “net” or “cashless” exercise).

Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Form S-8 Registration Statements

We have filed a registration statement on Form S-8 under the Securities Act registering up to 2,270,360 shares of our common stock underlying outstanding stock options or reserved for issuance under our equity incentive plans. This registration statement became effective upon filing, and shares covered by this registration statement became eligible for sale in the public market at that time, subject to the lock-up agreements described above, which were entered into in connection with our initial public offering.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations of the ownership and disposition of our common stock and warrants (which we sometimes refer to as our “securities” and holders thereof as “holders”). This summary assumes that the securities are held as capital assets (within the meaning of Section 1221 of the Code, which generally means property held for investment). This summary does not discuss all of the U.S. federal income tax considerations applicable to holders, including those holders that are subject to special treatment under U.S. federal income tax laws, including, but not limited to: a dealer in securities or currencies; a broker-dealer; a financial institution; a qualified retirement plan, an individual retirement plan, or other tax-deferred account; a regulated investment company; a real estate investment trust; a tax-exempt organization; an insurance company; a person holding securities as part of a hedging, integrated, conversion, or straddle transaction or a person deemed to sell securities under the constructive sale provisions of the Code; a trader in securities that has elected the mark-to-market method of tax accounting; an entity that is treated as a partnership or other pass-through entity for U.S. federal income tax purposes (and partners or beneficial owners therein); a person that received such securities pursuant to the exercise of employee stock options or otherwise in connection with services provided; a former citizen or long-term resident of the United States; a corporation that accumulates earnings to avoid U.S. federal income tax; a corporation organized outside the United States, any state thereof or the District of Columbia that is nonetheless treated as a U.S. corporation for U.S. federal income tax purposes; a person that owns, or is deemed to own, more than 5% of such common stock (other than as specifically provided below); a “controlled foreign corporation;” or a “passive foreign investment company.”

This summary is based upon provisions of the Code, its legislative history, applicable U.S. Treasury Regulations promulgated thereunder, published rulings, and judicial decisions, all as in effect as of the date hereof. Those authorities may be repealed, revoked, or modified, perhaps retroactively, or may be subject to differing interpretations, which could result in U.S. federal income tax consequences different from those discussed below. We have not sought, and will not seek, any ruling from the Internal Revenue Service (the “IRS”) with respect to the tax considerations discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax considerations discussed below or that any position taken by the IRS would not be sustained. This summary does not address all aspects of U.S. federal income tax, does not deal with all tax considerations that may be relevant to a particular holder in light of that holder’s circumstances, and does not address the Medicare tax imposed on certain investment income, the special tax accounting rules applicable to certain accrual method taxpayers under Section 451(b) of the Code, or any state, local, foreign, gift, estate, or alternative minimum tax considerations.

For purposes of this discussion, a “U.S. holder” is a beneficial holder of our securities that is for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) was in existence on August 20, 1996 and has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our securities that is neither a U.S. holder nor a partnership (or any other entity or arrangement that is treated as a partnership) for U.S. federal income tax purposes regardless of its place of organization or formation. If a partnership (or other entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) holds our securities, the tax treatment of a partner (or other equityholder) will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding our securities is urged to consult its tax advisors as to the particular U.S. federal income tax consequences applicable to it.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME, ESTATE, AND OTHER TAX CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF OUR SECURITIES IN LIGHT OF THEIR SPECIFIC SITUATIONS, AS WELL AS THE TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, OR NON-U.S. TAX LAWS, ANY APPLICABLE INCOME TAX TREATIES, AND ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING U.S. FEDERAL ESTATE AND GIFT TAX LAWS).

Tax Consequences to U.S. Holders

Distributions on Common Stock

As discussed above under “— Dividend Policy,” we do not currently expect to make distributions on our common stock. In the event that we do make distributions of cash or other property, distributions paid on common stock, other than certain pro rata distributions of common stock, will be treated as a dividend to the extent paid out of our current or accumulated earnings and profits and will be includible in income by the U.S. holder and taxable as ordinary income when received. If a distribution exceeds our current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the U.S. holder’s investment, up to the U.S. holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain. Subject to applicable limitations, dividends paid to certain non-corporate U.S. holders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains. U.S. holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances. Dividends received by a corporate U.S. holder should be eligible for the dividends-received deduction if the U.S. holder meets certain holding period and other applicable requirements.

Constructive Dividends on the Warrants

Under Section 305 of the Code, an adjustment to the number of shares of common stock that will be issued on the exercise of the warrants, or an adjustment to the exercise price of the warrants, may be treated as a constructive distribution to a U.S. holder of the warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. holder’s proportionate interest in our “earnings and profits” or assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to our stockholders). Adjustments to the exercise price of a warrant made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the warrants should generally not result in a constructive distribution. Any constructive distributions would generally be subject to the tax treatment described above under “— Distributions on Common Stock.”

Sale or Other Disposition of Our Common Stock

For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of common stock will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder held the common stock for more than one year. The amount of the gain or loss will equal the difference between the U.S. holder’s tax basis in the common stock disposed of and the amount realized on the disposition. Long-term capital gains recognized by non-corporate U.S. holders will be subject to reduced tax rates. The deductibility of capital losses is subject to limitations.

Sale or Other Disposition, Exercise or Expiration of Warrants

For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of a warrant (other than by exercise) will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder held the warrant for more than one year at the time of the sale or other disposition. The amount of the gain or loss will equal the difference between the U.S. holder’s tax basis in the warrants disposed of and the amount realized on the disposition.

In general, a U.S. holder will not be required to recognize income, gain or loss upon the exercise of a warrant by payment of the exercise price, except to the extent of cash paid in lieu of a fractional share. A U.S. holder’s tax basis in a share of common stock received upon exercise will be equal to the sum of (1) the U.S. holder’s tax basis in the warrant and (2) the exercise price of the warrant. A U.S. holder’s holding period in the stock received upon exercise will commence on the day or the day after such U.S. holder exercises the warrant.

The tax consequences of a cashless exercise of a warrant, however, is not clear under current tax law. A redemption of warrants in exchange for common stock may be tax-deferred because the redemption is a recapitalization for U.S. federal income tax purposes. In a tax-deferred situation, a U.S. holder’s basis in the common stock received generally should equal the U.S. holder’s basis in the warrants redeemed therefor. If the redemption is not a recapitalization, it is unclear whether a U.S. holder’s holding period in the common stock would be treated as commencing on the date following the date of the redemption or on the date of redemption of the warrants; in either case, the holding period would not include the period during which the U.S. holder held the warrants. If the redemption is a recapitalization, the holding period of the common stock would include the holding period of the warrants redeemed.

It is also possible that a redemption could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. holder could be deemed to have surrendered the warrants with an aggregate fair market value equal to the redemption price for the total number of warrants to be exercised.

The U.S. holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the warrants deemed surrendered and the U.S. holder’s adjusted tax basis in such warrants. In this case, a U.S. holder’s tax basis in the common stock received would equal the sum of the U.S. holder’s tax basis in the warrants redeemed. It is unclear in this case whether a U.S. holder’s holding period for common stock would commence on the date following the date of the redemption or on the date of the redemption of the warrants; in either case, the holding period would not include the period during which the U.S. holder held the warrants.

Due to the absence of authority on the U.S. federal income tax treatment of such a redemption, including when a U.S. holder’s holding period would commence with respect to the common stock received, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. U.S. holders should consult their own tax advisors regarding the redemption of warrants.

If a warrant expires without being exercised, a U.S. holder will recognize a capital loss in an amount equal to such U.S. holder’s tax basis in the warrant. This loss will be long-term capital loss if, at the time of the expiration, the U.S. holder’s holding period in the warrant is more than one year. The deductibility of capital losses is subject to limitations.

Tax Consequences to Non-U.S. Holders

Distributions on Our Common Stock

Distributions with respect to common stock or warrants (including as described under “— Tax Consequences to U.S. Holders — Constructive Dividends on Warrants”), if any, generally will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any portion of a distribution in excess of our current or accumulated earnings and profits will be treated as a tax-free return of capital and will first be applied to reduce the non-U.S. holder’s tax basis in its common stock or warrants, but not below zero. Any remaining amount will then be treated as gain from the sale or exchange of the common stock or warrant and will be treated as described under “— Sale or Other Disposition of Our Common Stock or Warrants” below.

Distributions treated as dividends that are paid to a non-U.S. holder, if any, with respect to shares of our common stock or warrants will be subject to U.S. federal withholding tax at a rate of 30% (or such lower rate as may be specified in an applicable income tax treaty between the United States and such holder’s country of residence) of the gross amount of the dividends unless the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States, subject to the discussion below regarding foreign accounts. If a non-U.S. holder is engaged in a trade or business within the United States and dividends with respect to the common stock or warrants are effectively connected with the conduct of that trade or business and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base, then although the non-U.S. holder generally will be exempt from the 30% U.S. federal withholding tax, provided certain certification requirements are satisfied, the non-U.S. holder will be subject to U.S. federal income tax on those dividends on a net income basis at regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax equal to 30% (or such lower applicable income tax treaty rate between the United States and such holder’s country of residence) of its effectively connected earnings and profits for the taxable year, as adjusted under the Code. To claim the exemption from withholding with respect to any such effectively connected income, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form). In the case of a non-U.S. holder that is an entity, U.S. Treasury Regulations and the applicable income tax treaty provide rules to determine whether, for purposes of determining the applicability of an income tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a non-U.S. holder holds our common stock or warrants through a financial institution or other agent acting on the holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to such agent. Such non-U.S. holder’s agent will then be required to provide certification to us or our paying agent.

A non-U.S. holder of our common stock or warrants that wishes to claim the benefit of a reduced rate of withholding tax under an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to furnish to us or our paying agent a properly executed valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form)

certifying such holder’s qualification for the exemption or reduced rate. If a non-U.S. holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty and such non-U.S. holder does not timely file the required certification, it may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Sale or Other Disposition of Our Common Stock or Warrants

Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain from a sale, exchange or other disposition of our common stock or warrants unless: (a) that gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or a fixed-base maintained by the non-U.S. holder); (b) the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or (c) we are or have been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period for our common stock, and certain other requirements are met. Although there can be no assurance, we believe that we are not, and we do not anticipate becoming, a United States real property holding corporation for U.S. federal income tax purposes. Even if we are treated as a United States real property holding corporation, gain realized by a non-U.S. holder on a disposition of our securities will generally not be subject to U.S. federal income tax so long as (1) in the case of our common stock, (A) the non-U.S. holder owned, directly, indirectly, actually or constructively, no more than 5% of our common stock at all times within the shorter of (x) the five-year period preceding the disposition, or (y) the non-U.S. holder’s holding period, and (B) our common stock is regularly traded on an established securities market, as defined in applicable U.S. Treasury Regulations, and (2) in the case of the warrants, either (A)(i) shares of our common stock are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, such as Nasdaq, (ii) the warrants are not considered regularly traded on an established securities market and (iii) the non-U.S. holder does not own, actually or constructively, warrants with a fair market value greater than the fair market value of 5% of the shares of our common stock, determined as of the date that such non-U.S. holder acquired its warrants, or (B)(i) the warrants are considered regularly traded on an established securities market, and (ii) the non-U.S. holder owns or owned, actually and constructively, 5% or less of the warrants throughout the five-year period ending on the date of the sale or exchange. Although Nasdaq qualifies as an established securities market, there can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market. The warrants are not expected to be regularly traded on an established securities market. If a non-U.S. holder’s gain on disposition of our common stock is taxable because we are a United States real property holding corporation and such non-U.S. holder’s ownership of our common stock exceeds 5%, such non-U.S. holder will be taxed on such disposition generally in the manner applicable to U.S. persons and in addition, a purchaser of such non-U.S. holder’s common stock may be required to withhold tax with respect to that obligation.

If a non-U.S. holder is described in clause (a) of the preceding paragraph, the non-U.S. holder will generally be subject to tax on the net gain derived from the disposition at the regular U.S. federal income tax rates in the same manner as if such non-U.S. holder were a U.S. person, unless an applicable income tax treaty provides otherwise. In addition, a non-U.S. holder that is a corporation may be subject to the branch profits tax at a rate equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits. If the non-U.S. holder is an individual described in clause (b) of the preceding paragraph, the non-U.S. holder will generally be subject to a flat 30% tax on the gain derived from the disposition, which may be offset by certain U.S. source capital losses even though the non-U.S. holder is not considered a resident of the United States, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders are urged to consult their tax advisors about any applicable income tax treaties that may provide for different rules.

Exercise or Expiration of Warrants

In general, a non-U.S. holder will not be required to recognize income, gain or loss upon the exercise of a warrant by payment of the exercise price, except possibly to the extent of cash paid in lieu of a fractional share.

Subject to the discussion below regarding gain attributable to the disposition of stock in a United States real property holding corporation in the section titled “— Sale or Other Disposition of Our Common Stock or Warrants” — and assuming a non-U.S. holder is not engaged in the conduct of a trade or business within the U.S. — the characterization for U.S. federal income tax purposes of the cashless exercise of a non-U.S. holder’s warrants will generally correspond to the U.S. federal income tax characterization of such a cashless exercise as described under “— Tax Consequences to U.S. Holders — Sale or Other Disposition, Exercise or Expiration of Warrants” above.

If a warrant expires without being exercised, a non-U.S. holder that is engaged in a U.S. trade or business to which any income from the warrant would be effectively connected or who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the expiration occurs (and certain other conditions are met) will recognize a capital loss in an amount equal to such non-U.S. holder’s tax basis in the warrant. The amount paid to purchase our common stock and warrants will be apportioned between them in proportion to the respective fair market values of the common stock and warrants, and the apportioned amount will be the tax basis of the common stock and warrants respectively. The fair market value of our common stock for this purpose will generally be its trading value immediately after issuance.

Information Reporting and Backup Withholding Tax

Information returns may be filed with the IRS in connection with distributions on our common stock or constructive dividends on the warrants, and the proceeds of a sale or other disposition of the common stock or the warrants. A non-exempt U.S. holder may be subject to U.S. backup withholding on these payments if it fails to provide its taxpayer identification number to the withholding agent (generally, on an IRS Form W-9) and comply with certification procedures or otherwise establish an exemption from backup withholding.

We report to our non-U.S. holders and the IRS certain information with respect to any distributions we make on our common stock, including the gross amount of any distribution paid during any fiscal year, the name and address of the recipient, and the amount, if any, of tax withheld. All distributions to holders of common stock are subject to any applicable withholding. Information reporting requirements generally apply even if no withholding was required because the distributions were effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business or withholding was reduced by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Under U.S. federal income tax law, interest, dividends, and other reportable payments may, under certain circumstances, be subject to “backup withholding” at the then-applicable rate (currently, 24%). Backup withholding, however, generally will not apply to distributions on our common stock to a non-U.S. holder, provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Foreign Accounts

Provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”) generally impose certain withholding taxes on certain types of payments made to “foreign financial institutions” (as specially defined under these rules) and certain other non-U.S. entities if certification, information reporting and other specified requirements are not met. A 30% withholding tax may apply to certain “withholdable payments” made to a “foreign financial institution” or to a “non-financial foreign entity” (as defined under FATCA) unless (a) the “foreign financial institution” undertakes certain diligence and reporting obligations and other specified requirements are satisfied, (b) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner and other specified requirements are satisfied, or (c) the foreign entity is otherwise exempt under FATCA. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements, or comply with comparable requirements under an applicable inter-governmental agreement between the United States and the foreign financial institution’s home jurisdiction. “Withholdable payments” under FATCA generally include dividends on our common stock. Under proposed U.S. Treasury Regulations, on which taxpayers (including withholding agents) generally are permitted to rely pending finalization, FATCA withholding will not apply to gross proceeds from the sale or other disposition of our common stock. Holders should consult their own tax advisors regarding the implications of these rules on their investment in our common stock and the entities through which they hold our common stock, including without limitation, the process and deadlines for meeting the applicable requirements to avoid the imposition of the 30% withholding tax under FATCA.

PLAN OF DISTRIBUTION

Each selling stockholder of the securities and any of their pledgees, donees, transferees, assignees, designees and other successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the principal trading market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders reserve the right to accept and, together with their respective agents, to reject, any proposed purchase of securities to be made directly or through agents. The selling stockholders and any permitted transferees may sell their securities offered by this prospectus on any stock exchange, market or trading facility on which the securities are traded or in private transactions. A selling stockholder may use any one or more of the following methods when selling securities:

●	through brokers or dealers (who may act as agent or principal and who may receive compensation in the form of discounts, concessions or commissions from such selling stockholder, the purchaser or such other persons who may be effecting such sales, which discounts, concessions or commissions as to any particular broker or dealer may be in excess of those customary to the types of transactions involved) for resale to the public or to institutional investors at various times;
●	through negotiated transactions, including, but not limited to, block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
●	through purchases by a broker or dealer as principal and resale by that broker or dealer for its account;
●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices;
●	in privately negotiated transactions other than exchange or quotation service transactions;
●	short sales, purchases or sales of put, call or other types of options, forward delivery contracts, swaps, offerings of structured equity-linked securities or other derivative transactions or securities;
●	hedging transactions, including, but not limited to:
●	transactions with a broker-dealer or its affiliate, whereby the broker-dealer or its affiliate will engage in short sales of securities and may use securities held by such selling stockholder to close out its short position;
●	options or other types of transactions that require the delivery of securities to a broker-dealer or an affiliate thereof, who will then resell or transfer the securities; or
●	loans or pledges of securities to a broker-dealer or an affiliate, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities;
●	through offerings of securities exercisable, convertible or exchangeable for securities, including, without limitation, securities issued by trusts, investment companies or other entities;
●	offerings directly to one or more purchasers, including institutional investors;
●	through ordinary brokerage transactions and transactions in which a broker solicits purchasers;
●	through distribution to the security holders of the selling stockholder;
●	by pledge to secure debts and other obligations;
●	through a combination of any such methods of sale; or
●	through any other method permitted under applicable law.

The selling stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

There can be no assurance that any selling stockholder will sell any or all of the securities registered pursuant to the registration statement of which this prospectus form a part.

In addition, a selling stockholder that is an entity may elect to make an in-kind distribution of securities to its members, partners or stockholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus with a plan of distribution. Such members, partners or stockholders would thereby receive freely tradeable securities pursuant to the distribution through a registration statement. To the extent a distributee is an affiliate of ours (or to the extent otherwise required by law), we may file a prospectus supplement in order to permit the distributees to use the prospectus to resell the securities acquired in the distribution.

The selling stockholders also may transfer the securities in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus. Upon being notified by the selling stockholders that a donee, pledgee, transferee, other successor-in-interest intends to sell our securities, we will, to the extent required, promptly file a supplement to this prospectus to name specifically such person as a selling securityholder.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company shall not be responsible for any of the selling stockholders’ selling costs incurred pursuant to any available method provided hereunder for selling securities.

We are obligated to maintain the effectiveness of this registration statement until all of the securities registered pursuant to it (i) have been sold, thereunder or pursuant to Rule 144, or (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the securities for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the securities by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by DLA Piper LLP (US), Short Hills, New Jersey.

EXPERTS

The consolidated financial statements included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Stephano Slack LLC, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the securities being offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also request a copy of these filings, at no cost, by writing us at 2118 Washington Avenue, Suite 1000, Philadelphia, PA 19146.

As a public company, we are subject to the information reporting requirements of the Exchange Act and we are required to file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information are available at the web site of the SEC referred to above. We also maintain a website at www.exyn.com, at which, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

INDEX TO AUDITED FINANCIAL STATEMENTS

For the Years Ended December 31, 2025 and 2024

INDEX TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2026 and 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and board of directors of
Exyn Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Exyn Technologies, Inc. (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity (deficit) and cash flows for each of the two years in the period ended December 31, 2025 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Restatement of Previously Issued Financial Statements

As discussed in Note 1 to the consolidated financial statements, the Company has restated its consolidated financial statements as of and for the year ended December 31, 2025 to correct the classification and related disclosure of the WAB Loan Agreement.

Substantial Doubt About its Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has experienced negative cash flows from operations and net losses for the years ended December 31, 2025 and 2024 and further losses are anticipated in the development of its business, all of which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Stephano Slack LLC

We have served as the Company’s auditor since 2025

Wayne, Pennsylvania

May 8, 2026

EXYN TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2025	2024
	(Restated)
Assets
Current assets:
Cash and cash equivalents	$812,534	$1,981,564
Accounts receivable, net	1,456,208	1,733,929
Inventories, net	1,622,833	1,598,840
Prepaid expenses and other current assets	1,246,286	339,418
Total current assets	5,137,861	5,653,751
Property and equipment, net	344,114	612,750
Right of use assets	312,041	458,894
Other assets	63,700	63,700
Total assets	$5,857,716	$6,789,095
Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$1,618,701	$1,038,796
Accrued expenses and other current liabilities	1,866,123	1,612,833
SAFE liabilities	6,887,000	—
Deferred revenues	348,538	129,140
Current portion of operating lease liabilities	156,797	146,515
Notes payable, net	6,123,992	3,462,515
Total current liabilities	17,001,152	6,389,799
Long-term liabilities:
Operating lease liabilities, net of current portion	167,290	324,107
Total long-term liabilities	167,290	324,107
Total liabilities	17,168,442	6,713,906
Stockholders’ equity (deficit)
Preferred Stock, $0.0001 par value, 74,382,714 shares authorized and 64,322,487 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively	6,432	6,432
Common Stock, $0.0001 par value, 5,120,000 shares authorized and 1,322,500 and 1,316,616 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively	132	132
Additional paid-in capital	64,642,374	63,820,629
Accumulated deficit	(75,913,195)	(63,721,509)
Accumulated other comprehensive income	(46,470)	(30,496)
Total stockholders’ equity (deficit)	(11,310,726)	75,189
Total liabilities and stockholders’ equity (deficit)	$5,857,716	$6,789,095

The accompanying notes are an integral part of these consolidated financial statements.

EXYN TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years ended December 31, 2025 and 2024

	Year Ended	Year Ended
	December 31,	December 31,
	2025	2024
Revenues, net	$5,810,504	$5,568,280
Cost of revenues	3,720,224	3,611,850
Gross profit	2,090,281	1,956,430
Operating expenses:
Selling, general, and administrative expenses	6,209,055	6,358,094
Research and development expenses	4,730,789	6,487,224
Stock-based compensation	806,937	935,525
Restructuring and severance	—	349,630
Total operating expenses	11,746,781	14,130,473
Operating loss	(9,656,500)	(12,174,043)
Non-operating income (expense):
Interest expense	(399,384)	(315,167)
Interest income	21,436	138,133
Noncash change in fair value of SAFE liabilities	(2,187,000)	—
Other expense	29,761	(459,040)
Total non-operating income (expense)	(2,535,187)	(636,074)
Net loss before income tax benefit	(12,191,687)	(12,810,117)
Income Tax Benefit	—	—
Net loss	$(12,191,687)	$(12,810,117)
Net loss per share:
Net loss per share-Basic and Diluted	$(9.22)	$(9.73)
Weight average number of common shares outstanding-basic and diluted	1,322,500	1,316,616

The accompanying notes are an integral part of these consolidated financial statements.

EXYN TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Accumulated Other
	Comprehensive Loss
	2025	2024
Net loss	$(12,191,687)	$(12,810,117)
Foreign currency translation-unrealized loss	(15,973)	(25,247)
Comprehensive loss	$(12,207,660)	$(12,835,364)

The accompanying notes are an integral part of these consolidated financial statements.

EXYN TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

For the Years ended December 31, 2025 and 2024

							Accumulated	Total
					Additional		Other	Stockholders’
	Preferred Stock		Common Stock		Paid-in	Accumulated	Comprehensive	Equity
	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	(Deficit)
Balance – December 31, 2023	59,779,602	$5,978	1,316,016	$132	$57,922,000	(50,911,392)	$(5,249)	$7,011,470
Exercise of stock options			600	—	3,000			3,000
Issuance of preferred stock, net of offering costs	4,542,885	454			4,960,104			4,960,558
Foreign currency translation							(25,247)	(25,247)
Stock-based compensation	—	—	—	—	935,525	—		935,525
Net loss	—	—		—		(12,810,117)		(12,810,117)
Balance – December 31, 2024	64,322,487	$6,432	1,316,616	$132	$63,820,629	$(63,721,509)	$(30,496)	$75,189
Exercise of stock options			5,884	—	14,808			14,808
Foreign currency translation							(15,973)	(15,973)
Stock-based compensation	—	—	—	—	806,937	—		806,937
Net loss	—	—		—		(12,191,687)		(12,191,687)
Balance – December 31, 2025	64,322,487	$6,432	1,322,500	$132	$64,642,374	$(75,913,195)	$(46,470)	$(11,310,726)

The accompanying notes are an integral part of these consolidated financial statements.

EXYN TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years ended December 31, 2025, and 2024

	Year Ended	Year Ended
	December 31,	December 31,
	2025	2024
Cash flows from operating activities:
Net loss	$(12,191,687)	$(12,810,117)
Adjustments to reconcile net loss to net cash used in Operating activities:
Depreciation and amortization	318,964	421,919
Amortization of debt issuance costs	17,640	28,000
Amortization of right of use assets	146,853	141,264
Noncash change in fair value of SAFE liabilities	2,187,000	—
Stock-based compensation	806,937	935,525
Change in provision for credit losses	42,492	66,301
Changes in assets and liabilities:
Accounts receivable	235,229	(718,549)
Inventories	(39,967)	299,761
Prepaid expenses & other current assets	(906,867)	31,508
Accounts payable	579,905	115,807
Accrued expenses & other current liabilities	472,688	223,384
Operating lease liabilities	(146,535)	(137,448)
Net cash used in operating activities	(8,477,349)	(11,402,645)
Cash flows from investing activities:
Purchases of property and equipment	(50,328)	(10,646)
Net cash used by investing activities	(50,328)	(10,646)
Cash flows from financing activities:
Net proceeds from issuance of preferred stock	—	4,960,558
Proceeds from exercise of stock options	14,808	3,000
Net borrowings from notes payable	2,643,838	3,500,000
Proceeds from issuance of SAFE agreements	4,700,000	—
Net cash provided by financing activities	7,358,646	8,463,558
Net change in cash	(1,169,030)	(2,949,733)
Cash, beginning of year:	1,981,564	4,931,297
Cash, end of year:	$812,534	$1,981,564
Supplemental disclosure of cash flow information:
Cash paid for interest	$338,047	$304,110
Cash paid for income tax	$—	$—
Non-cash investing and financing activity
Initial recognition of operating lease liabilities and ROU assets	$—	$682,498
Reclassification of deferred debt discount from prepaid expenses to discount on note payable	$—	$65,485

The accompanying notes are an integral part of these consolidated financial statements.

EXYN TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended December 31, 2025 and 2024

1.NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Exyn Technologies, Inc. (“Exyn” or the “Company”) was incorporated in the State of Delaware on December 10, 2014. The Company is a technology company pioneering autonomous aerial robot systems for complex, GPS-denied environments. Its full-stack solution enables flexible deployment of single or multi- robot fleets that can intelligently navigate and dynamically adapt to challenging environments in real time.

As of December 31, 2025, Exyn had two wholly owned subsidiaries:

●	Exyn Latin America SPA (“Exyn Latam”): Formed in April 2023 to focus on business development and sales in the Latin America region.
●	Exyn Defense, Inc. (“Exyn Defense”): Formed in October 2024 to focus on business development and sales in the defense industry in the US and internationally. This subsidiary had no activity during the year ended December 31, 2025.

Unless otherwise indicated, references to “Exyn” or the “Company” herein collectively refer to Exyn Technologies, Inc. and its subsidiaries.

Basis of Presentation. The accompanying audited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All significant intercompany transactions and balances have been eliminated in consolidation.

Reverse Stock Split On April 6, 2026, the Company effected a 1-for-25 reverse stock split of its common stock. All share and per share amounts presented in the accompanying consolidated financial statements and related notes have been retroactively adjusted for all periods presented to give effect to the reverse stock split. The par values of the Company’s common stock and preferred stock were not adjusted as a result of the reverse stock split. The authorized number of shares of preferred stock was not adjusted as a result of the reverse stock split.

Restatement of Previously Issued Financial Statements

During the preparation of Amendment No. 7 to the Company’s Registration Statement on Form S-1, management identified an error in the classification and related disclosure of the WAB Loan Agreement as of December 31, 2025. The Company had previously classified approximately $3.5 million of notes payable as long-term debt in the accompanying consolidated balance sheet as of December 31, 2025. However, pursuant to a modification and forbearance agreement entered into with the lender on December 23, 2025, the maturity date of the obligation was accelerated to April 28, 2026. Accordingly, the Company did not have the right to defer settlement of the obligation for at least one year from the balance sheet date, and the obligation should have been classified as a current liability as of December 31, 2025.

The accompanying consolidated financial statements as of and for the year ended December 31, 2025 have been restated to correct the classification of the obligation and related disclosures. The restatement had no impact on the Company’s previously reported consolidated statements of operations, comprehensive loss, stockholders’ deficit, total liabilities, or cash flows.

The effects of the restatement on the Company’s consolidated balance sheet as of December 31, 2025 were as follows:

	As Previously
	Reported	Adjustment	As Restated
Current portion of notes payable	$2,643,837	$3,480,155	$6,123,992
Long-term notes payable	$3,480,155	$(3,480,155)	$—
Total current liabilities	$13,520,997	$3,480,155	$17,001,152

EXYN TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended December 31, 2025 and 2024

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The Company’s significant estimates used in these consolidated financial statements include, but are not limited to, revenue recognition, fair value of stock-based compensation, and the determination of the economic useful life of depreciable property and equipment. Certain of the Company’s estimates could be affected by external conditions, including those unique to the Company and general economic conditions. It is reasonably possible that these external factors could have an effect on the Company’s estimates and could cause actual results to differ from those estimates.

Cash and Cash Equivalents. The Company considers all highly liquid, short-term investments with original maturities of three months or less when purchased to be cash equivalents.

Accounts Receivable. Accounts receivable are carried at their contractual amounts, less an estimated allowance for credit losses. Credit is granted in the normal course of business without collateral. The typical payment term is 30 days. Management estimates the allowance for credit losses using a loss-rate approach based on historical loss information, adjusted for management’s expectations about current and future economic conditions, as the basis to determine expected credit losses. Management exercises significant judgment in determining expected credit losses. Key inputs include macroeconomic factors, industry trends, the creditworthiness of counterparties, historical experience, the financial conditions of the customers, and the amount and age of past due accounts. Management believes that the composition of receivables at year-end is consistent with historical conditions as credit terms and practices and the client base has not changed significantly. Receivables are considered past due if full payment is not received by the contractual due date. Past due accounts are generally written off against the allowance for credit losses only after all collection attempts have been exhausted. The allowance for credit losses was $203,960 and $173,267 as of December 31, 2025 and 2024, respectively. The following customers individually represented 10% or more of total accounts receivable as of December 31, 2025 and 2024:

	December 31,	December 31,
	2025	2024
Customer A	12%	33%
Customer B	—	19%

Inventories. Inventory is recorded at the lower of cost or net realizable value on an average basis. The Company reduces the carrying value of inventories for those items that are potentially excess, obsolete, or slow moving based on a review of recent sales trends and expected future demand.

Property and Equipment. Property and equipment are stated at cost, net of accumulated depreciation and amortization, which is recorded commencing at the in-service date using the straight-line method over the estimated useful lives of the assets, as follows: 3 to 5 years for lab, office and computer equipment, 5 to 7 years for furniture and fixtures, 10 to 15 years for building improvements, and 5 years for software. When fixed assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in the statements of comprehensive loss for the respective period. Minor additions and repairs are expensed in the period incurred. Major additions and repairs which extend the useful life of existing assets are capitalized and depreciated using the straight-line method over their remaining estimated useful lives.

Deferred revenue. The Company classifies amounts billed to customers for which the related services or performance obligations have not yet been satisfied as deferred revenue, which represents contract liabilities under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 606. These amounts are recorded as a contract liability until the Company fulfills its obligations under the contract.

EXYN TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended December 31, 2025 and 2024

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred revenue activity for the years ended December 31, 2025 and 2024 is summarized as follows:

	2025	2024
Balance, beginning of year	$129,140	$281,403
Billings in advance of revenue recognition	376,981	26,169
Revenue recognized from beginning balance	(157,583)	(178,432)
Balance, end of year	$348,538	$129,140

All deferred revenue outstanding as of December 31, 2025 is expected to be recognized within the following twelve months. Because the Company’s contracts have an original expected duration of one year or less, the Company has elected the practical expedient in ASC 606-10-50-14 and does not disclose information about remaining performance obligations.

Contingent Liabilities. The Company, from time to time, may be involved in certain legal proceedings. Based upon consultation with outside counsel handling its defense in these matters and the Company’s analysis of potential outcomes, if the Company determines that a loss arising from such matters is probable and can be reasonably estimated, an estimate of the contingent liability is recorded in its consolidated financial statements. If only a range of estimated loss can be determined, an amount within the range that, based on estimates, assumptions and judgments, reflects the most likely outcome, is recorded as a contingent liability in the consolidated financial statements. In situations where none of the estimates within the estimated range is a better estimate of probable loss than any other amount, the Company records the low end of the range. Any such accrual would be charged to expense in the appropriate period. Litigation expenses for these types of contingencies are recognized in the period in which the litigation services were provided.

Stock-based Payments

The Company accounts for stock-based compensation under the provisions of FASB ASC 718, “Compensation — Stock Compensation”, which requires the measurement and recognition of compensation expense for all stock-based awards made to employees and directors based on estimated fair values on the grant date. The fair value of restricted stock awards is estimated by the market price of the Company’s common stock at the date of grant. Restricted stock awards are being amortized to expense over the shorter of the requisite service period or the actual vesting period. The Company estimates the fair value of option and warrant awards on the date of grant using the Black-Scholes model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the shorter of the requisite service period or the actual vesting period, using the straight-line method. In June 2018, the FASB issued Accounting Standard Update (“ASU”) No. 2018-07, Compensation — Stock Compensation (Topic 718), Improvements to Nonemployee stock-based Payment Accounting (the “2018 Update”). The amendments in the 2018 Update expand the scope of Topic 718 to include stock-based payment transactions for acquiring goods and services from non-employees. Prior to the 2018 Update, Topic 718 applied only to share-based transactions to employees. Consistent with the accounting requirement for employee stock-based payment awards, nonemployee stock-based payment awards within the scope of Topic 718 are measured at grant- date fair value of the equity instruments that an entity is obligated to issue when the good has been delivered or the service has been rendered and any other conditions necessary to earn the right to benefit from the instruments have been satisfied.

The Company has elected to account for forfeiture of stock-based awards as they occur.

Warrants. The Company classifies a warrant to purchase shares of its common stock as equity on its consolidated balance sheets as this warrant is a free-standing financial instrument that is indexed to the Company’s own stock and meets the criteria for equity classification. Each warrant is initially recorded within equity at the date of grant, net of issuance costs, and is not subsequently re-measured. Changes in the fair value of the warrant are not recognized after the initial measurement. The warrants will remain classified in equity until they are exercised or expire.

EXYN TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended December 31, 2025 and 2024

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition. In accordance with FASB ASC 606, “Revenue from Contracts with Customers”, the Company recognizes revenue when it satisfies performance obligations, by transferring promised goods or services to customers, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for fulfilling those performance obligations. The Company’s primary revenue streams include sales of aerial robotic systems and related software solutions, service revenue and subscription revenue generated through the Company’s installment program.

Product Sales

Beginning in August 2024, revenue for product sales is recognized upon shipment, which is the point in time when control of the product transfers to the customer. Prior to August 2024, revenue was recognized upon customer receipt.

Subscription Revenue Installment Program

The Company offers customers an installment-based subscription program under which a drone is delivered to the customer at the outset, and the customer pays fixed monthly subscription fees usually over a 24-month term. Customers may cancel the arrangement at any time by providing 90 days’ notice and returning the drone at the end of the notice period. Because the customer may cancel the arrangement prior to completing the 24-month term, the Company does not have an unconditional right to the remaining consideration at the time of delivery.

Under ASC 606, the Company has determined that the installment program represents a series of monthly performance obligations to provide the customer with access to and use of the drone for as long as the customer continues to participate in the program. Revenue is recognized monthly, as invoices are issued and the Company’s right to consideration for each installment becomes unconditional. A trade receivable is recorded only for amounts invoiced. The total monthly subscription fees over the 24-month period equal the cash selling price of the drone. The Company evaluated whether the installment program includes a significant financing component and concluded that it does not, as the absence of interest represents a sales incentive.

Service Revenue

Service revenue is recognized over time as the related services are performed, based on the nature of the underlying service arrangement.

Remaining Performance Obligations

As of December 31, 2025 and December 31, 2024, deferred revenue totaled $348,538 and $129,140, respectively, representing amounts billed in advance for which performance obligations have not yet been satisfied.

Concentrations

Three and two customers represented in the aggregate 36% and 28% of total revenues for the years ended December 31, 2025 and 2024, respectively, as shown below:

	2025	2024
Customer A	14%	15%
Customer B	11%	13%
Customer C	11%

EXYN TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended December 31, 2025 and 2024

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cost of Revenues. Cost of revenues includes materials, wages, freight charges, depreciation and inspection costs.

Comprehensive income. The Company follows ASC 220 in reporting comprehensive income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Other comprehensive income is limited to foreign currency translation adjustments. Therefore, total comprehensive income includes net income (loss) and foreign currency translation adjustments.

Foreign Currency Transactions and Translation. Exyn’s functional currency is the United States Dollar (“USD”) and the Exyn Latam functional currency is the Chilean Peso (“CLP”).

For the purpose of presenting these consolidated financial statements the reporting currency is USD. The Company’s assets and liabilities are expressed in USD at the exchange rate on the balance sheet date, equity accounts are translated at historical rates, and income and expense items are translated at the weighted average exchange rate during the period. The resulting translation adjustments are reported under accumulated other comprehensive income in the stockholders’ equity section of the balance sheets.

Transactions in currencies other than the entity’s functional currency are recorded at the rates of exchange prevailing on the date of the transaction.

Exchange rate used for the translation as follows:

	12/31/2025	12/31/2024
CLP to USD
Spot	$907.13	$996.46
Average	$951.50	$996.46

Earnings Per Share. The Company follows ASC 260 when reporting Earnings Per Share (“EPS”) resulting in the presentation of basic and diluted earnings per share. Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted-average number of vested common shares outstanding during the period. Diluted net income (loss) per common share is computed by dividing net income (loss) by the weighted-average number of vested common shares outstanding, plus the effect of potentially dilutive common stock equivalents, if any. In periods when losses are reported, the weighted- average number of common shares outstanding excludes common stock equivalents because their inclusion would be anti-dilutive.

For the years ended December 31, 2025 and 2024, the Company had net losses and therefore all potentially dilutive securities were excluded from the diluted EPS calculation, as their inclusion would have been anti-dilutive.

As of December 31, 2025 and 2024, the Company excluded the following common stock equivalents, from its calculation of diluted EPS, as their effect would have been anti-dilutive.

	2025	2024
Convertible Preferred Stock	2,494,347	2,494,347
Options	492,749	437,453
Warrants for equity investors and placement agent	78,280	78,280
Total Common Stock Equivalents	3,065,376	3,010,080

During the year ended December 31, 2025, the Company issued Simple Agreements for Future Equity (“SAFE”), which are contingently convertible upon the occurrence of specified events (e.g., an equity financing or liquidity event); as such conditions were not met as of December 31, 2025, the related shares are not considered issuable and are therefore excluded from the table above.

EXYN TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended December 31, 2025 and 2024

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred Financing Costs. Deferred financing costs include debt discounts and debt issuance costs related to a recognized debt liability and are presented in the balance sheet as a direct deduction from the carrying value of the debt liability. Amortization of deferred financing costs are included as a component of interest expense. Deferred financing costs are amortized using the straight-line method over the term of the recognized debt liability which approximates the effective interest method.

Income Taxes. The Company accounts for income taxes under the provisions of the FASB ASC Topic 740 “Income Taxes” (“ASC Topic 740”). The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of items that have been included or excluded in the consolidated financial statements or tax returns. Deferred tax assets and liabilities are determined on the basis of the difference between the tax basis of assets and liabilities and their respective financial reporting amounts (“temporary differences”) at enacted tax rates in effect for the years in which the temporary differences are expected to reverse. The Company utilizes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Management has evaluated and concluded that there were no material uncertain tax positions requiring recognition in the Company’s consolidated financial statements as of December 31, 2025 and 2024. The Company does not expect any significant changes in its unrecognized tax benefits within twelve months of the reporting date. The Company’s policy is to classify assessments, if any, for tax related interest as interest expense and penalties as general and administrative expenses in the consolidated statements of comprehensive income. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Fair Value Measurements. The Company measures the fair value of financial assets and liabilities based on the guidance of ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — inputs that are unobservable (for example, cash flow modeling inputs based on assumptions)

The following table shows the fair value measurements used by level:

	Fair Value Measurements at Reporting Date Using:
	Quoted Prices in			Amount Reported
	Active Markets for	Significant Other	Significant	in the Balance
	Identical Assets	Observable Inputs	Unobservable	Sheet as of
	(Level 1)	(Level 2)	Inputs (Level 3)	December 31, 2025
SAFE Liabilities	—	—	6,887,000	6,887,000
Total Liabilities	$—	$—	$6,887,000	$6,887,000

The carrying amounts of the Company’s financial instruments, such as cash, accounts receivable, accounts payable and other current liabilities approximate fair values due to the short-term nature of these instruments. The estimated fair value of the Company’s long-term debt approximates the carrying value of these instruments due to the interest rates on this debt approximating current market interest rates.

During the year ended December 31, 2025, the Company issued SAFEs, with gross proceeds totaling $4,700,000.

EXYN TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended December 31, 2025 and 2024

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Liability classification

The Company evaluates its SAFEs for equity classification and has concluded the instruments do not qualify for equity classification under ASC 815-40. Accordingly, the SAFEs are classified as liabilities and remeasured at fair value each reporting date, with changes in fair value recognized in earnings. See Note 10, SAFE Liabilities, for additional information.

Measurement

As there are no quoted prices or observable market inputs available for these instruments, the SAFEs are classified within Level 3 of the fair value hierarchy. The Company engaged a third-party valuation specialist to assist in the estimation of fair value at each reporting date using a Probability-Weighted Expected Return Method (“PWERM”) to probability-weight discrete outcomes (including equity financing, liquidity event, termination, and dissolution) and an Option Pricing Model (“OPM”) to value the option-like conversion features within the applicable scenarios.

For the April 5, 2025 ($1,500,000 SAFE) issuance, the significant unobservable inputs used in the Level 3 valuation include:

Date of Valuation	April 5, 2025	December 31, 2025
Pre-Money Valuation Cap	$90,000,000	$90,000,000
Probability of Equity Event	66%	20%
Probability of Liquidity Event	19%	74%
Probability of Termination	10%	5%
Probability of Dissolution	5%	1%
Discount Period (years)	0.74 – 0.90	0.16
Market Discount Rate	17.08%	22.67%
Discount Factor	87 – 89%	97%
Volatility	50 – 52%	69%
Fair Value of SAFE	$1,959,000	$2,343,000

For the August 1, 2025 ($3,000,000 SAFE) and December 1, 2025 ($100,000 SAFEs each) issuances, the significant unobservable inputs used in the Level 3 valuation include the inputs set forth in the table below. Because the December 2025 SAFEs had terms identical to the August 1, 2025 SAFE and management concluded there were no significant changes in the Company’s facts and circumstances or key valuation drivers between issuance dates, the Company applied the same valuation methodology and significant unobservable inputs used for the August 1, 2025 issuance to estimate the initial fair values of the December 2025 SAFEs.

Date of Valuation	August 1, 2025	December 31, 2025
Pre-Money Valuation Cap	$125,000,000	$125,000,000
Probability of Equity Event	66%	20%
Probability of Liquidity Event	24%	74%
Probability of Termination	5%	5%
Probability of Dissolution	5%	1%
Discount Period (years)	0.56 – 0.58	0.16 – 0.18
Market Discount Rate	20.76%	22.67%
Discount Factor	90%	96 – 97%
Volatility	56%	66 – 69%
Fair Value of SAFE	$4,059,000	$4,544,000

EXYN TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended December 31, 2025 and 2024

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The following tables summarize the changes in SAFE liabilities for the year ended December 31, 2025:

Level 3 Rollforward of SAFE Liabilities (Fair Value Basis)
Beginning Balance	$—
Issuances (initial fair value)	6,018,000
Change in fair value recognized in earnings	869,000
Ending Balance	$6,887,000

Supplemental Reconciliation of SAFE Proceeds and Earnings Impact
Proceeds from issuance of SAFEs	$4,700,000
Noncash change in fair value upon issuance (Day 1)	1,318,000
Noncash change in fair value subsequent to issuance	869,000
Ending SAFE liability at December 31, 2025	$6,887,000

The supplemental reconciliation above is provided to bridge cash proceeds to the initial and subsequent fair value measurements and to reconcile to the income statement caption Noncash Change in Fair Value of SAFE Liabilities. For the year ended December 31, 2025, the Company recognized a total noncash loss of $2,187,000, consisting of $1,318,000 attributable to initial recognition of SAFEs issued during the year where the initial fair value exceeded cash proceeds and $869,000 attributable to changes in fair value subsequent to issuance through December 31, 2025.

As a Level 3 fair value measurement, the estimated fair value of the SAFE liabilities is sensitive to changes in significant unobservable inputs, including the assumed probability and timing of future equity financings and liquidity events, the Company’s implied equity value, volatility, and the discount rate. Changes in these inputs may increase or decrease the estimated fair value depending on their effect on the probability- weighted expected payoff to SAFE holders. For example, a decrease in the discount rate generally increases the estimated fair value; however, changes in event probabilities or volatility may have different directional effects depending on the contractual terms and modeled outcomes.

Concentration of Credit Risks. Financial instruments that potentially subject the Company to concentrations of credit risk are cash equivalents and accounts receivable. Cash and cash equivalents are invested in deposits with certain financial institutions and may, at times, exceed federally insured limits. The Company has not experienced any significant losses on its deposits of cash and cash equivalents. With regard to trade receivables, the Company performs ongoing evaluations of its customers’ financial condition as well as general economic conditions and, generally, requires no collateral from its customers.

Leases. The Company leases certain facilities and office space. Lease assets and lease liabilities are recognized at the commencement of an arrangement where it is determined at inception that a lease exists. Lease assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. These assets and liabilities are initially recognized based on the present value of lease payments over the lease term calculated using an incremental borrowing rate generally applicable to the location of the lease asset, unless the implicit rate is readily determinable. Lease assets also include any upfront lease payments made and exclude lease incentives. Lease terms include options to extend or terminate the lease when it is reasonably certain that those options will be exercised. The Company has operating lease arrangements with lease and non-lease components. The non-lease components in these arrangements are not significant when compared to the lease components. For all operating leases, the Company accounts for the lease and non-lease components as a single component in the calculation of the lease asset and corresponding liability.

EXYN TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended December 31, 2025 and 2024

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Variable lease payments are generally expensed as incurred. Leases with an initial term of 12 months or less are not recorded on the balance sheet, and the expense for these short-term leases is recognized on a straight-line basis over the lease term. The depreciable life of lease assets and leasehold improvements is limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise.

Recent Accounting Pronouncements. In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, as modified by FASB ASU No. 2019-10 and other subsequently issued related ASUs. The amendments in this Update affect loans, debt securities, trade receivables, and any other financial assets that have the contractual right to receive cash. The ASU requires an entity to recognize expected credit losses rather than incurred losses for financial assets. The amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this new guidance effective January 1, 2023 utilizing the modified retrospective transition method. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements but did change how the allowance for credit losses is determined.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose significant segment expenses and other segment items on an interim and annual basis and provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. The ASU does not change how a public entity identifies its operating segments, aggregates them, or applies the quantitative threshold to determine its reportable segments. The new disclosure requirements are also applicable to entities that account and report as a single operating segment entity. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. The Company adopted the guidance for the annual reporting period ended December 31, 2024. There was no impact on the Company’s reportable segments identified.

Segment Reporting. The Company uses “the management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker (“CODM”) is the Chairman and Chief Executive Officer (“CEO”) of the Company, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. The Company’s primary revenue stream includes the sale of aerial robotic systems and related software solutions that enable data collection, mapping, and inspection. Based on the CODM’s evaluation and internal reporting, the Company has one reportable segment: Aerial Robotic Systems.

3.GOING CONCERN

The consolidated financial statements have been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for 12 months from the date the consolidated financial statements were available to be issued. The Company has negative cash flows from operations and net losses for the years ended December 31, 2025 and 2024 and further losses are anticipated in the development of its business. These factors raise substantial doubts about the Company’s ability to continue as a going concern for a period of 12 months from the date the consolidated financial statements were available to be issued.

As of December 31, 2025, the Company had $812,534 in cash and cash equivalents as compared to $1,981,564 as of December 31, 2024. The Company expects that its current cash and cash equivalents will not be sufficient to support its projected operating requirements for at least the next 12 months from the date the consolidated financial statements were available to be issued. The consolidated financial statements were available to be issued on March 17, 2026, which is the same date as the report of the independent registered public accounting firm.

EXYN TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended December 31, 2025 and 2024

3.GOING CONCERN (continued)

The Company expects to need additional capital in order to increase revenues above current levels, and is actively pursuing additional funding through various sources, including potential debt, equity or other capital-raising alternatives, to meet its future operating and capital needs. Any additional equity financing, if available, may not be on favorable terms and would likely be significantly dilutive to the Company’s current stockholders, and debt financing, if available, may involve restrictive covenants. Management has concluded that substantial doubt is not alleviated by its plans. The Company’s ability to access capital when needed is not assured and, if not achieved on a timely basis, will likely have a materially adverse effect on its business, financial condition and results of operations. The financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

4.RESTRUCTURING AND SEVERANCE

Restructuring and severance charges consist of severance expenses of $0 and $349,630 for the years ended December 31, 2025 and 2024, respectively.

5.ACCOUNTS RECEIVABLE

Accounts receivable consists of the following at December 31, 2025 and December 31, 2024:

	2025	2024
Trade accounts receivable	$1,660,168	$1,907,196
Less: allowance for credit losses	(203,960)	(173,267)
Total accounts receivable	$1,456,208	$1,733,929

6.INVENTORIES

Inventories of $1,756,268 and $1,598,840 as of December 31, 2025 and 2024, respectively, consist of finished goods of $556,014 and $426,933 and raw materials of $1,200,254 and $1,171,907, which are valued at the lower of cost (determined on an average cost) or net realizable value. At December 31, 2025, the Company recorded an inventory write-off of $133,435, which reduced inventories and was recognized in cost of revenues. The write-off primarily related to inventory items with no usage or movement during the preceding 12 months, for which management determined there was no expected future use or recoverable value.

7.PREPAID EXPENSES AND OTHER CURRENT ASSETS

Other current assets consist of the following as of December 31, 2025 and December 31, 2024:

	2025	2024
Prepaid Expenses	$1,218,174	$306,839
Deferred financing costs	14,637	22,912
Other	13,475	9,668
Total prepaid expenses and other current assets	$1,246,286	$339,418

EXYN TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended December 31, 2025 and 2024

8.PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following as of December 31, 2025 and December 31, 2024:

	2025	2024
Lab, office and computer equipment	2,685,999	2,635,671
Furniture and fixtures	44,117	44,117
Leasehold improvements	36,942	36,942
Computer software	25,824	25,824
	2,792,882	2,742,554
Less: Accumulated Depreciation	(2,448,768)	(2,129,804)
Total property and equipment, net	$344,114	$612,750

Depreciation expense was $318,964 and $421,919 for the years ended December 31, 2025 and 2024, respectively.

9.ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following as of December 31, 2025 and December 31, 2024:

	2025	2024
Accrued Payroll and related benefits	$83,163	$82,058
Accrued Expenses	307,277	404,359
Accrued Other Taxes	1,460,481	1,033,408
Customer Deposits	—	76,750
Other	15,202	16,257
Total accrued expenses and other current liabilities	$1,866,123	$1,612,833

10.SAFE LIABILITIES

In April 2025, the Company issued a SAFE for gross proceeds of $1,500,000. The SAFE bears no interest and was scheduled to expire and terminate on March 1, 2026 if no conversion event had occurred by that date. On March 9, 2026, the Company and the SAFE holder executed an amendment extending the expiration date to June 30, 2026. No other terms of the SAFE were modified.

In August and December 2025, the Company issued SAFEs for aggregate gross proceeds of $3,200,000. The August 2025 SAFE bears no interest and was scheduled to expire and terminate on March 1, 2026 if no conversion event had occurred by that date. On March 9, 2026, the Company and the SAFE holder executed an amendment extending the expiration date of the August 2025 SAFE to June 30, 2026. No other terms of the August 2025 SAFE were modified. The December 2025 SAFEs, which were amended on April 1, 2026, bear no interest and are scheduled to expire and terminate on May 30, 2026 if no conversion event has occurred by that date.

Upon a qualified equity financing occurring prior to June 30, 2026, the April and August 2025 SAFEs will automatically convert into the number of shares of the series of preferred stock issued in such financing determined by dividing the investment amount by the lower of (i) 74% of the price per share paid by other investors in the financing (a 26% discount) or (ii) the price per share implied by a $90,000,000 pre-money valuation cap for the April 2025 SAFE and $125,000,000 pre-money valuation cap for the August and December 2025 SAFEs. The SAFEs also contain customary provisions for mandatory conversion upon a qualified equity event, liquidity event, or dissolution event prior to the expiration date. Repayment of the SAFEs in an amount equal to the purchase amount is required upon a dissolution event. The investor can also opt for repayment upon termination of the agreement.

EXYN TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended December 31, 2025 and 2024

10.SAFE LIABILITIES (continued)

The Company’s SAFEs are classified as liabilities, as they fail equity classification per ASC 815-40 due to the possibility that repayment of the purchase amount may be required or may be elected upon dissolution of the Company or termination of the agreement. In addition, the conversion features provide for a variable number of shares based on the lower of a discount to the price per share in a future financing or a valuation cap, and therefore the instruments do not qualify for equity classification under ASC 815-40. The SAFEs are re-measured to fair value at each reporting date, with changes in fair value recognized in earnings. See Note 2, Summary of Significant Accounting Policies — Fair Value Measurements, for additional detail regarding the Company’s fair value hierarchy classification and the valuation techniques and significant unobservable inputs used to measure the SAFE liabilities. The total fair value of the SAFEs upon issuance was $6,018,000 and the total fair value of the SAFEs as of December 31, 2025 was $6,887,000. For the year ended December 31, 2025, the Company recorded a loss of $2,187,000 related to the change in fair value of SAFEs. See Note 2, Summary of Significant Accounting Policies — Fair Value Measurements, for additional information regarding the valuation methodology and significant assumptions used in estimating fair value.

The shares of a series of Preferred Stock issued to the SAFE Investor in an equity financing will have identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

The following defines events that trigger conversion or repayment of the SAFEs:

“Qualified Equity Financing” means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation resulting in at least $5,000,000 of aggregate gross proceeds, excluding conversion of (A) this instrument, (B) all other outstanding SAFEs issued by the Company, and (C) outstanding convertible promissory notes issued by the Company. “Liquidity Event” means (i) a “Deemed Liquidation Event” as such term is defined in the Restated Certificate, (ii) a Sale of the Company, as defined in the Voting Agreement, (iii) a Direct Listing or (iv) an Initial Public Offering. “Dissolution Event” means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company’s creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary. At termination, Investor shall have the right to receive, at its option (i) an amount equal to the Purchase Amount or (ii) a number of shares of a class of Capital Stock of the Company which is pari passu with the Series A Preferred Stock, equal to the Purchase Amount divided by the greater of (i) the original issue price of the Company’s Series A-4 Preferred Stock or (ii) a ten percent (10%) discount to the then-current fair market value of the Company’s Series A-4 Preferred Stock at the time of such conversion, and (B) the rights and obligations of the parties set forth in this SAFE shall continue in effect until the Investor receives the amounts or the shares it is entitled to receive pursuant to clause (A) hereof.

11.NOTES PAYABLE (RESTATED)

Principal due under the note payable was as follows as of December 31, 2025 and December 31, 2024:

	2025	2024
Notes Payable	$6,143,837	$3,500,000
Less: Debt Discount	(19,845)	(37,485)
Notes payable, net	6,123,992	3,462,515
Less: Current portion	(6,123,992)	(3,462,515)
Total: Non-current portion	$—	$—

For the years ended December 31, 2025 and 2024, the Company recognized total interest expense of approximately $399,384 and $315,167, respectively, of which $17,640 and $28,000 related to the accretion of the debt discount on the note payable.

EXYN TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended December 31, 2025 and 2024

11.NOTES PAYABLE (RESTATED) (continued)

On September 27, 2023, the Company entered into a Loan and Security Agreement (“LSA”) with Western Alliance Bank, pursuant to which the Company obtained a term loan of up to $5,000,000, consisting of a Term A Advance of $3,500,000 and a Term B Advance of up to $1,500,000 upon achievement of certain revenue milestones. The loan matures on June 12, 2026, and bears interest at a floating rate equal to the greater of 8.25% or the Bank’s Prime Rate. The interest rate as of December 31, 2025 was 8.61%. Interest-only payments were due through September 10, 2025, followed by equal monthly principal and interest installments commencing October 10, 2025. On November 19, 2025, the Company entered into an amendment to the LSA extending the interest-only period through March 10, 2026, with equal monthly principal and interest installments commencing April 10, 2026. As amended, Tranche B was eliminated from the LSA, resulting in a maximum term loan of up to $3,500,000. On December 23, 2025, the Company entered into a forbearance and amendment agreement whereby the maturity date changed from September 27, 2027 to April 28, 2026. Due to this agreement, the loan was reclassified as a current liability. This agreement also extended the interest-only period through April 10, 2026, with all unpaid principal and accrued interest due on the maturity date. On April 28, 2026, the maturity date was extended to May 1, 2026. On April 30, 2026, the maturity date was further extended to May 6, 2026. On May 6, 2026, the maturity date was extended again to June 12, 2026. The loan is secured by substantially all assets of the Company.

In connection with the LSA entered into with Western Alliance Bank on September 27, 2023, we also issued accompanying warrants to Western Alliance Bank with an expiration date of September 27, 2033. The warrants grant Western Alliance Bank the ability to purchase 17,902 shares of common stock of the Company with an exercise price of $8.75 per share. The fair value of the warrants was determined using Black- Scholes option-pricing model. Assumptions included expected volatility of 46.4%, risk-free rate of 3.9%, expected term of 9.3 years, and a dividend yield of 0%.

Expected volatility was estimated based on the historical volatility of guideline public companies in the Company’s industry, as the Company is privately held and does not have its own trading history. The fair value of the warrants was $55,330 and was recorded as Debt Issuance Costs (presented as deferred financing costs in 2023 and as a contra-liability that reduces the carrying amount of the debt on the 2025 and 2024 balance sheet). This amount is amortized to interest expense over the term of the debt using the effective interest method. The remaining balance of these costs as of December 31, 2025 and December 31, 2024 are $19,845 and $37,485, respectively. Amortization expense recognized for 2025 and 2024 totaled $17,640 and $28,000, respectively.

On May 20, 2025, the Company issued a $1,500,000 Senior Convertible Promissory Note to Neolync Holdings Ltd. The Note had an original maturity date of November 20, 2025, bears interest at 12.0% per annum, and is secured by a first-priority lien on substantially all assets of the Company (subject only to the existing Western Alliance Bank facility). The Note provides for (i) a 300% liquidation preference, (ii) automatic conversion into common equity upon a Public Company Event at 135% of the then-public trading price, and (iii) cash repayment at maturity if no Public Company Event occurs. Upon certain events of default (including bankruptcy), the outstanding amount may become payable at 200% of the then- outstanding obligations. Proceeds are being used for general corporate purposes and working capital. On October 9, 2025, prior to the original maturity date, the Company and the holder executed an amendment extending the maturity date to April 15, 2026. On April 15, 2026, the Company and the holder executed an amendment further extending the maturity date to May 15, 2026. On April 23, 2026, the Company and the holder executed an additional amendment further extending the maturity date to June 30, 2026. No other terms or conditions were modified in any amendments. As of December 31, 2025, the Note remained outstanding and is classified as a current liability given the June 30, 2026 maturity date.

On May 30, 2025, HSBC Bank (acting through its Chennai branch) issued an irrevocable standby letter of credit in favor of Exyn Technologies Inc. for a maximum amount of USD $3,500,000. The standby letter of credit was issued at the request of Neolync Electronics Pvt Ltd (India) in support of banking facilities granted to Neolync Electronics Pvt Ltd (India) by HSBC. The standby letter of credit, as renewed, has a fixed expiry date of June 30, 2026, is governed by International Standby Practices (ISP98), allows partial drawings, and has been assigned to Western Alliance Bank (San José, California) as security for the Company’s senior credit facility. As of the date of this report, no amounts have been drawn under the standby letter of credit. The standby letter of credit was renewed in November 2025, with an expiration date of May 13, 2026. The standby letter of credit was further renewed in May 2026, with an expiration date of June 30, 2026. The standby letter of credit is no longer outstanding.

EXYN TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended December 31, 2025 and 2024

11.NOTES PAYABLE (RESTATED) (continued)

On December 23, 2025, we signed a term loan with NeoLync Holdings, Ltd. for $1,500,000. Initial cash proceeds of $500,000 were received on December 26, 2025. On January 12, 2026, the Company received the remaining proceeds of $1,000,000. The loan matures on December 23, 2026, and bears interest at 12.0% per annum with principal and interest repayable over twelve monthly installments.

On December 26, 2025, Maximcash Solutions LLC issued a loan to us for USD $600,000. The loan matures on December 26, 2026, and bears interest at 38.5% per annum with principal and interest repayable over twelve monthly installments, with the first three months being interest only.

12.INCOME TAXES

Exyn Technologies, Inc., Exyn Latam and Exyn Defense are taxed as corporations. Exyn Latam pays foreign taxes on income. Components of net loss before income taxes were as follows:

	2025	2024
United States	$(12,095,765)	$(12,682,008)
Foreign	(95,922)	(128,109)
Net loss before income tax expense-continuing operations	$(12,191,687)	$(12,810,117)

The income tax benefit consists of the following:

	2025	2024
Current:
Federal	$—	$1,516,061
State	—	484,418
Foreign	—	—
Total current	—	2,000,479
Deferred:
Federal	2,337,425	1,147,228
State	(1,338,552)	366,567
Foreign	27,166	—
Total deferred	1,026,039	1,513,795
Total current and deferred	1,026,039	3,521,274
Less: change in valuation	(1,026,039)	(3,521,274)
Total income tax benefit	$—	$—

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate is as follows:

	2025	2024
Tax at federal statutory rate	21.00%	21.00%
Tax at state statutory rate, net of federal tax effect	6.26%	6.71%
Provision to return true ups	1.97%	0.00%
Rate change	-15.88%	0.00%
Nondeductible Expense	-4.98%
Other	0.05%	0.00%
Change in valuation allowance	-8.42%	-27.71%
	0.00%	0.00%

EXYN TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended December 31, 2025 and 2024

12.INCOME TAXES (continued)

The tax effects that give rise to deferred tax assets (liabilities) are presented below:

	2025	2024
Net operating loss carryforwards	$13,239,806	$13,337,393
Research and Development expenses	4,445,923	3,408,168
Share-based compensation	479,442	309,044
P&E-Book basis, excess of tax basis	(48,011)	(115,378)
Miscellaneous	236,664	474,380
Less: valuation allowance	(18,353,824)	(17,413,607)
Net deferred tax assets (liabilities)	$—	$—

As of December 31, 2025, and December 31, 2024, the Company had available federal net operating loss carry forwards (“NOLs”) of $53,096,852 and $48,132,056, respectively, which are available to offset future taxable income. The Tax Cuts and Jobs Act of 2017 limits the amount of federal net operating loss to be utilized each year after December 31, 2020, to 80% of taxable income and allows carry forwards to be indefinite.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the net operating losses and temporary differences become deductible. Management considered projected future taxable income and tax planning strategies in making this assessment. The value of the deferred tax assets was offset by a valuation allowance as of December 31, 2025 and 2024 of $18,353,824 and $17,413,607, respectively, due to the current uncertainty of the future realization of the deferred tax assets.

The Company follows FASB ASC 740.10, which provides guidance for the recognition and measurement of certain tax positions in an enterprise’s financial statements. Recognition involves a determination of whether it is more likely than not that a tax position will be sustained upon examination with the presumption that the tax position will be examined by the appropriate taxing authority having full knowledge of all relevant information.

The Company’s policy is to record interest and penalties associated with unrecognized tax benefits as additional income taxes in the statement of operations. As of January 1, 2023, the Company had no unrecognized tax benefits and no charges during 2025 or 2024, and accordingly, the Company did not recognize any interest or penalties during 2025 or 2024 related to unrecognized tax benefits. There is no accrual for uncertain tax positions as of December 31, 2025.

The Company files U.S. income tax returns and a state income tax returns. With few exceptions, the U.S. and state income tax returns filed for the tax years ending on December 31, 2022 and thereafter are subject to examination by the relevant taxing authorities.

EXYN TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended December 31, 2025 and 2024

13.STOCKHOLDERS’ EQUITY

Common Stock

As of December 31, 2025, the Company is authorized to issue 5,120,000 shares of common stock, par value $0.0001 per share. Holders of common stock are entitled to one vote for each share held. The holders of common stock are entitled to receive dividends, when and if declared by the board of directors, subject to the preferential rights of preferred stockholders. As of December 31, 2025, and December 31, 2024, there were 1,322,500 and 1,316,616 shares of common stock issued and outstanding, respectively.

Common stock issuances during the years ended December 31, 2025 and 2024, respectively:

5,884 shares of common stock were issued in the year ended December 31, 2025. 600 shares of common stock were issued in the year ended December 31, 2024.

Preferred Stock

As of December 31, 2025 and 2024, the Company’s authorized and issued preferred stock, with par value of $0.0001 per share, is as follows:

		Issued and Outstanding
	Authorized	2025	2024
Series A-1 Preferred Stock	3,778,798	3,778,798	3,778,798
Series A-2 Preferred Stock	545,372	545,372	545,372
Series A-3 Preferred Stock	2,423,708	2,423,708	2,423,708
Series A-4 Preferred Stock	17,303,891	15,421,114	15,421,114
Series B-1 Preferred Stock	18,530,110	18,530,110	18,530,110
Series B-2 Preferred Stock	31,800,835	23,623,385	23,623,385
Total Preferred Stock	74,382,714	64,322,487	64,322,487

The rights, preferences, and privileges of the Series A-1, Series A-2, Series A-3, and Series A-4 Preferred Stock are identical in all material respects, and the rights, preferences, and privileges of the Series B-1 and Series B-2 Preferred Stock are identical in all material respects. The only material differences between the Series A Preferred Stock and Series B Preferred Stock are the original issue price per share, the dedicated board seat for each series, and the requirement that certain actions adversely affecting the Series B Preferred Stock also require the approval of a majority of the Series B Preferred Stock.

EXYN TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended December 31, 2025 and 2024

13.STOCKHOLDERS’ EQUITY (continued)

Provision	Series A Preferred	Series B Preferred
Original Issue Price	A-1: $14.25 A-2: $15.25 A-3: $16.00 A-4: $19.00	B-1: $20.25 B-2: $27.50

Liquidation Preference	1× non-participating (Original Issue Price + declared unpaid dividends)	Identical

Dividend Rate	8.0% per annum, non-cumulative, payable when/if declared	Identical

Conversion Ratio	1:1 (subject to standard anti- dilution)	Identical

Voluntary Conversion	At any time at holder’s option	Identical

Automatic Conversion	Upon (i) Qualified IPO (≥ $50M and price ≥ 2× Series B issue price) or (ii) majority of Preferred vote	Same trigger, but adds requirement that majority of Series B must approve → Slightly stronger for B

Voting Rights	Vote together with Common on as-converted basis	Identical

Board Seats	Series A elects 1 director (as long as ≥ 321,697 shares outstanding)	Series B elects 1 director (as long as ≥ 498,429 shares outstanding)

Protective Provisions (Class Vote)	Majority of all Preferred required for major actions (amend charter, increase authorized, create senior stock, liquidation, etc.)	Same majority of all Preferred, plus majority of Series B required for any action that adversely affects Series B rights → Series B has veto over its own rights

Anti-Dilution Protection	Broad-based weighted average	Identical

Redemption	None (only upon Deemed Liquidation Event)	Identical

Participation Rights / Pro Rata	Yes – all Major Investors	Identical

Registration Rights	Demand (after IPO), S-3, piggyback	Identical

Right of First Refusal / Co-Sale	Applies to Key Holders (founders)	Identical

During the year ended December 31, 2025, the company issued 0 shares of preferred stock. During the year ended December 31, 2024, the company issued 181,715 shares of Series B convertible preferred shares at a price of $27.50 per share for aggregate gross proceeds of $5,000,000, net of offering costs of $39,442.

Pursuant to an action by written consent and waiver of the Company’s stockholders dated as of April 3, 2026, the Company received the requisite approvals from both a majority of its preferred stockholders and a majority of its Series B preferred stockholders. As a result, all outstanding shares of the Company’s Series A-1, A-2, A-3, A-4, B-1 and B-2 preferred stock will automatically convert into shares of common stock in connection with, and contingent upon, the consummation of this offering.

EXYN TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended December 31, 2025 and 2024

13.STOCKHOLDERS’ EQUITY (continued)

Employee Incentive Stock Option Plan

The Company has adopted the Exyn Technologies, Inc. 2015 Equity Compensation Plan under which a total of 936,207 shares of common stock are reserved for issuance. Options typically vest over 4 years and expire 10 years from the grant date.

The following table summarizes stock option activity for the years ended December 31, 2025 and December 31, 2024.

			Weighted Average
		Weighted Average	Remaining Term
	Number of Shares	Exercise Price	(years)
Balance at December 31, 2023	714,204	$6.25	6.3
Granted	173,907	7.50	—
Exercised	(600)	5.00	—
Expired/Cancelled	(201,722)	6.00	—
Balance at December 31, 2024	685,789	7.25	7.5
Granted	59,612	8.00	—
Exercised	(5,884)	2.50	—
Expired/Cancelled	(27,136)	3.00	—
Balance at December 31, 2025	712,381	7.50	7.0
Exercisable at December 31, 2025	444,441	7.00	6.2
Exercisable at December 31, 2025 and expected to vest thereafter	267,940	$8.25	8.4

As of December 31, 2025, there was $1,517,151 of total unrecognized stock-based compensation expense related to nonvested options which is expected to be recognized over a remaining weighted-average vesting period of 2.1 years.

As of December 31, 2024, there was $1,911,713 of total unrecognized stock-based compensation expense related to nonvested options which is expected to be recognized over a remaining weighted-average vesting period of 2.7 years.

The fair value of options granted during the years ended December 31, 2025 and December 31, 2024, was $382,226 and $1,087,177 respectively, and was estimated at the grant date based on the Black-Scholes option pricing model with the following weighted-average assumptions:

	2025	2024
Expected term	6.32	6.11
Expected Volatility	101.13%	107.34%
Risk free interest rate	3.92%	4.20%
Expected dividend yield	0%	0%
Weight average grant date fair value per share	$6.42	$6.25

Expected volatility was estimated based on the historical volatility of guideline public companies in the Company’s industry, as the Company is privately held and does not have its own trading history.

Stock-based compensation expense of $806,937 and $935,525 was recognized for the years ended December 31, 2025 and 2024, respectively, related to the vesting of stock options and other equity awards.

EXYN TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended December 31, 2025 and 2024

13.STOCKHOLDERS’ EQUITY (continued)

Warrants

The following table summarizes stock warrant activity for the years ended December 31, 2025 and 2024.

	2025	2024
Warrants
Balance at December 31, 2024	83,213	83,213
Granted	—	—
Exercised	—	—
Forfeited/Expired	—	—
Balance at December 31, 2025	83,213	83,213
Exercisable at December 31, 2025	83,213	83,213

14.LEASES

The Company has operating leases for office space and equipment. Lease terms generally range from 3 to 5 years, and certain leases include options to extend or terminate which are considered in determining the lease term when reasonably certain to be exercised.

The components of lease expense were as follows for the years ended December 31, 2025 and 2024:

	2025	2024
Operating lease costs	$162,243	$162,243
Total lease cost	$162,243	$162,243

The Company does not have any finance leases, short-term leases, or variable lease payment arrangements.

The components of operating lease assets and liabilities as of December 31, 2025 and 2024 were as follows:

	2025	2024
Operating lease right of use assets	$312,041	$458,894
Current portion of operating lease liability	156,797	146,515
Operating lease liability, net of current portion	167,290	324,107
Total operating lease liabilities	$324,087	$470,622

The weighted-average remaining lease term is 2 years and the weighted-average discount rate is 3.94%.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2025 are as follows:

Years Ending December 31,	Operating Leases
2026	$166,210
2027	170,322
Total lease payments	336,532
Less: imputed interest	(12,446)
Total present value of lease liabilities	324,087

EXYN TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended December 31, 2025 and 2024

15.COMMITMENTS AND CONTINGENCIES

Litigation and Claims

From time to time, the Company is subject to claims, litigation, investigations, and other legal proceedings arising in the ordinary course of business. The Company records a liability for loss contingencies when it is both probable that a liability has been incurred and the amount can be reasonably estimated. As of December 31, 2025, no loss contingencies have been accrued because no matters meet both of these criteria or the amounts involved are not material.

Management has evaluated all known and potential matters and believes that the ultimate resolution of any currently pending proceedings, either individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows. However, the outcome of legal proceedings is inherently uncertain, and adverse resolutions could occur. An unfavorable outcome in one or more matters could materially affect the Company’s operating results or cash flows in the period in which it is resolved.

Other Commitments

Other than standard operating leases and purchase commitments entered into in the ordinary course of business, the Company has no material off-balance-sheet arrangements or long-term commitments as of December 31, 2025.

16.SEGMENT REPORTING

The Company operates as a single operating and reportable segment. The Company’s “CODM” has been identified as the Chairman and Chief Executive Officer, who reviews the consolidated operating results, including net revenues, cost of revenues, gross profit, and selling, general and administrative expenses, and net income (loss) to make decisions about resource allocation and to assess performance.

The CODM does not evaluate performance or allocate resources at a disaggregated level below the consolidated entity. As such, the Company has determined that it has one operating segment and one reportable segment.

The significant expense categories the CODM reviews regularly are: personnel expenses ($7,238,571 and $7,688,306 for the years ended December 31, 2025 and 2024, respectively); contractor expenses ($743,790 and $773,031 for the years ended December 31, 2025 and 2024, respectively); and legal and professional expenses ($790,084 and $306,854 for the years ended December 31, 2025 and 2024, respectively).

The CODM uses consolidated operating results and net income (loss), as noted, to evaluate overall Company performance, compare actual results to internal budgets and forecasts, and to make decisions regarding resource allocation, including investments in personnel, marketing, and technology and product development.

Because the Company manages its business, allocates resources, and evaluates performance on a consolidated basis, the accompanying consolidated financial statements reflect the operations of one segment. The measures of profit or loss reviewed by the CODM are consistent with those presented in the consolidated statements of operations.

The Company’s revenue is derived principally from the sale of aerial robotic systems and software solutions, service revenue and subscription revenue.

EXYN TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended December 31, 2025 and 2024

16.SEGMENT REPORTING (continued)

Segment information available with respect to the reportable business segment for the years ended December 31, 2025 and 2024 was as follows:

	2025	2024
Revenue by Type:
Systems	$5,083,641	$4,443,978
Services	376,603	348,858
Lease	350,260	775,444
Total Revenues	$5,810,504	$5,568,280
Cost of sales:	$3,720,224	$3,611,850
Gross Profit:	$2,090,281	$1,956,430
Depreciation and Amortization:	$317,025	$421,919
Revenues by Geography
Canada	$1,065,471	$1,758,548
United States	1,922,219	956,101
Australia	621,274	878,362
Other	2,201,540	1,975,269
Total geography and consolidated revenues	$5,810,504	$5,568,280
Segment capital expenditures	$50,328	$10,646
Segment total assets	$5,857,716	$6,789,095

17.SUBSEQUENT EVENTS (RESTATED)

The Company has evaluated subsequent events through the date of this report.

On January 12, 2026, the Company received $1,000,000 in cash as part of a loan agreement with NeoLync Holdings, Ltd. This was the remaining balance of the December 23, 2025 $1,500,000 loan agreement (see Note 11).

On February 24, 2026, In-Q-Tel, an investor, exercised 64,854 Series A-4 preferred shares at $0.0001 par value, paying the Company $161.

On March 9, 2026, the SAFEs issued to NeoLync Holdings, Ltd. dated April 5, 2025 and August 1, 2025, and with original expiration dates of March 1, 2026, were both extended to June 30, 2026.

On March 13, 2026, the Company issued a $750,000 convertible promissory note to NCH Ventures, LLC. The note matures March 13, 2028, and bears interest at 8.0% per annum, with all interest accruing daily on the basis of a 365-day year. This note is an unsecured convertible promissory note and is subordinated to the company’s obligations owed to Western Alliance Bank.

On April 15, 2026, the Company entered into Amendment No. 2 to the Senior Convertible Promissory Note (the “Note”) with NeoLync Holdings, Ltd., pursuant to which the maturity date of the Note was extended from April 15, 2026 to May 15, 2026. Subsequently, on April 23, 2026, the Company entered into Amendment No. 3 to the Note with NeoLync Holdings, Ltd., pursuant to which the maturity date of the Note was extended from May 15, 2026 to June 30, 2026. The Note has an original principal amount of $1,500,000. All other terms and conditions of the Note remain unchanged.

On April 28, 2026, the maturity date of the Loan Agreement with Western Alliance Bank was extended to May 1, 2026. On April 30, 2026, the maturity date was further extended to May 6, 2026. On May 6, 2026, the maturity date was extended again to June 12, 2026.

EXYN TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended December 31, 2025 and 2024

17.SUBSEQUENT EVENTS (RESTATED) (continued)

On April 30, 2026 and May 6, 2026, the Company issued senior secured convertible promissory notes to Evergreen Capital Management, LLC with an aggregate outstanding principal amount of approximately $1.2 million (reflecting a 15% original issue discount) in exchange for $1,000,000 in cash proceeds. The notes will convert into shares of our common stock automatically upon the closing of the Company’s initial public offering, and bear interest at 10% per annum. In connection with these notes, the Company also issued 100,000 shares of common stock as equity kicker shares. The Company determined the fair value of the equity kicker shares to be approximately $825,000, based on an estimated fair value of $8.25 per share as of the issuance date. The Company recorded the fair value of the equity kicker shares of $825,000 as a debt discount, with a corresponding credit to additional paid-in capital. The carrying value of the notes as of the issuance date is $175,000, net of the unamortized debt discount of $825,000 and net of the original issue discount. The Note and Warrant Purchase Agreement, as amended, also provides for the issuance of warrants upon the closing of this offering to purchase up to 178,253 shares of the Company’s common stock with 125% warrant coverage on the aggregate principal amount outstanding of approximately $1.2 million and an exercise price equal to the price per share of our common stock in this offering.

On May 6, 2026, the maturity date of the HSBC standby letter of credit was extended to June 30, 2026. The standby letter of credit is no longer outstanding.

See Note 1 for discussion of the Company’s 1-for-25 reverse stock split effected on April 6, 2026 and the related retroactive adjustment of share and per share amounts.

EXYN TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31,	December 31,
	2026	2025
Assets
Current assets:
Cash and cash equivalents	$1,102,166	$812,534
Accounts receivable, net	571,838	1,456,208
Inventories, net	1,503,402	1,622,833
Prepaid expenses and other current assets	1,357,105	1,246,286
Total current assets	4,534,511	5,137,861

Property and equipment, net	277,936	344,114
Right of use assets	274,410	312,041
Other assets	63,700	63,700
Total assets	$5,150,557	$5,857,716

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$2,001,764	$1,618,701
Accrued expenses and other current liabilities	1,923,458	1,866,123
SAFE liabilities	6,917,000	6,887,000
Deferred revenues	286,689	348,538
Current portion of operating lease liabilities	159,382	156,797
Current portion of notes payable, net	7,308,988	6,123,992
Total current liabilities	18,597,281	17,001,152

Long-term liabilities:
Operating lease liabilities, net of current portion	126,082	167,290
Long-term portion of notes payable, net	750,000	—
Total long-term liabilities	876,082	167,290

Total liabilities	19,473,363	17,168,442

Stockholders’ deficit
Preferred Stock, $0.0001 par value, 74,382,714 shares authorized and 65,937,090, and 64,322,487 shares issued and outstanding at March 31, 2026 and December 31, 2025, respectively	6,593	6,432
Common Stock, $0.0001 par value, 5,120,000 shares authorized and 1,322,500 shares issued and outstanding at March 31, 2026 and December 31, 2025, respectively	132	132
Additional paid-in capital	64,842,183	64,642,374
Accumulated deficit	(79,151,980)	(75,913,195)
Accumulated other comprehensive income	(19,734)	(46,470)
Total stockholders’ deficit	(14,322,806)	(11,310,726)
Total liabilities and stockholders’ deficit	$5,150,557	$5,857,716

See accompanying notes to these unaudited condensed consolidated financial statements.

EXYN TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

	Three Months Ended March 31,
	2026	2025
Revenues, net	$1,190,597	$1,218,053
Cost of revenues	688,262	784,894
Gross profit	502,335	433,159

Operating expenses:
Selling, general, and administrative expenses	1,960,412	1,410,939
Research and development expenses	1,214,834	1,333,919
Stock-based compensation	199,809	201,734
Total operating expenses	3,375,055	2,946,592
Operating loss	(2,872,720)	(2,513,433)

Non-operating income (expense):
Interest expense	(336,154)	(81,323)
Interest income	3,828	7,516
Noncash change in fair value of SAFE liabilities	(30,000)	—
Other expense	(3,739)	7,581
Total non-operating income (expense)	(366,065)	(66,226)
Net loss before income tax benefit	(3,238,785)	(2,579,659)
Income Tax Benefit	—	—
Net loss	$(3,238,785)	$(2,579,659)

Other comprehensive loss:
Foreign currency translation – unrealized loss	$26,736	$216
Comprehensive loss	$(3,212,049)	$(2,579,443)

Net loss per share: basic and diluted	$(3.43)	$(2.74)
Weighted-average number of common shares outstanding – basic and diluted	944,643	940,440

See accompanying notes to these unaudited condensed consolidated financial statements.

EXYN TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

(Unaudited)

Three Months Ended March 31, 2026

							Accumulated
					Additional		Other	Total
	Preferred Stock		Common Stock		Paid-in	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	Deficit
Balance - December 31, 2025	64,322,487	$6,432	1,322,500	$132	$64,642,374	$(75,913,195)	$(46,470)	$(11,310,726)
Issuance of preferred stock upon conversion of warrants	1,614,603	161	—	—	—	—	—	161
Foreign currency translation	—	—	—	—	—	—	26,736	26,736
Stock-based compensation	—	—	—	—	199,809	—	—	199,809
Net loss	—	—	—	—	—	(3,238,785)	—	(3,238,785)
Balance - March 31, 2026	65,937,090	$6,593	1,322,500	$132	$64,842,183	$(79,151,980)	$(19,734)	$(14,322,806)

Three Months Ended March 31, 2025

							Accumulated
					Additional		Other	Total
	Preferred Stock		Common Stock		Paid-in	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	Deficit
Balance - December 31, 2024	64,322,487	$6,432	1,316,616	$132	$63,820,629	$(63,721,509)	$(30,496)	$75,189
Foreign currency translation	—	—	—	—	—	—	216	216
Stock-based compensation	—	—	—	—	201,734	—	—	201,734
Net loss	—	—	—	—	—	(2,579,659)	—	(2,579,659)
Balance - March 31, 2025	64,322,487	$6,432	1,316,616	$132	$64,022,363	$(66,301,168)	$(30,280)	$(2,302,520)

See accompanying notes to these unaudited condensed consolidated financial statements.

EXYN TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31,
	2026	2025
Cash flows from operating activities:
Net loss	$(3,238,785)	$(2,579,659)
Adjustments to reconcile net loss to net cash used in
Operating activities:
Depreciation and amortization	69,728	87,930
Amortization of debt issuance costs	15,248	9,136
Amortization of right of use assets	37,631	36,172
Noncash change in fair value of SAFE liabilities	30,000	—
Stock-based compensation	199,809	201,734
Change in provision for credit losses	29,246	—
Changes in assets and liabilities:
Accounts receivable	855,124	933,418
Inventories	146,167	(70,785)
Prepaid expenses and other current assets	(110,819)	70,217
Accounts payable	383,063	(83,982)
Accrued expenses and other current liabilities	(4,516)	(78,801)
Operating lease liabilities	(38,623)	(35,937)
Net cash used in operating activities	(1,626,727)	(1,510,557)

Cash flows from investing activities:
Purchases of property and equipment	(3,550)	(11,429)
Net cash used in investing activities	(3,550)	(11,429)

Cash flows from financing activities:
Proceeds from issuance of preferred stock upon warrant exercise	161	—
Net borrowings from notes payable	1,919,748	—
Net cash provided by financing activities	1,919,909	—

Net change in cash	289,632	(1,521,986)
Cash, beginning of period:	812,534	1,981,564
Cash, end of period:	$1,102,166	$459,578

Supplemental disclosure of cash flow information:
Cash paid for interest	$146,604	$81,323

See accompanying notes to these unaudited condensed consolidated financial statements.

EXYN TECHNOLOGIES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Exyn Technologies, Inc. (“Exyn” or the “Company”) was incorporated in the State of Delaware on May 12, 2014. The Company is a technology company pioneering autonomous aerial robot systems for complex, GPS-denied environments. Its full-stack solution enables flexible deployment of single or multi-robot fleets that can intelligently navigate and dynamically adapt to challenging environments in real time.

As of March 31, 2026, Exyn had two wholly owned subsidiaries:

●	Exyn Latin America SPA, Inc. (“Exyn Latam”): Formed in April 2023 to focus on business development and sales in the Latin America region.
●	Exyn Defense: Formed in October 2024 to focus on business development and sales in the defense industry in the US and internationally. This subsidiary had no activity during the year ended December 31, 2025.

Unless otherwise indicated, references to “Exyn” or the “Company” herein collectively refer to Exyn Technologies, Inc. and its subsidiaries.

Basis of Presentation. The accompanying unaudited interim condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”) for interim financial reporting. Accordingly, they do not include all of the information and disclosures required by accounting principles generally accepted in the United States (“U.S. GAAP”) for complete financial statements as certain footnotes or other financial information that are normally required by U.S. GAAP can be condensed or omitted. These condensed consolidated financial statements are unaudited and, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary to fairly present the results of the interim periods. The results of operations and cash flows for the three months ended March 31, 2026 are not necessarily indicative of the results that may be expected for the fiscal year ended December 31, 2026 or any other future period. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in Exyn Technologies, Inc.’s Registration Statement on Form S-1/A filed with the SEC on May 11, 2026.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The Company’s significant estimates used in these consolidated financial statements include, but are not limited to, revenue recognition, fair value of stock-based compensation, and the determination of the economic useful life of depreciable property and equipment. Certain of the Company’s estimates could be affected by external conditions, including those unique to the Company and general economic conditions. It is reasonably possible that these external factors could have an effect on the Company’s estimates and could cause actual results to differ from those estimates.

Cash and Cash Equivalents. The Company considers all highly liquid, short-term investments with original maturities of three months or less when purchased to be cash equivalents.

Accounts Receivable. Accounts receivable are carried at their contractual amounts, less an estimated allowance for credit losses. Credit is granted in the normal course of business without collateral. The typical payment term is 30 days. Management estimates the allowance for credit losses using a loss-rate approach based on historical loss information, adjusted for management’s expectations about current and future economic conditions, as the basis to determine expected credit losses. Management exercises significant judgment in determining expected credit losses. Key inputs include macroeconomic factors, industry trends, the creditworthiness of counterparties, historical experience, the financial conditions of the customers, and the amount and age of past due accounts. Management believes that the composition of receivables at year-end is consistent with historical conditions as credit terms and practices and the client base has not changed significantly. Receivables are considered past due if full payment is not received by the contractual due date. Past due accounts are generally written off against the allowance for credit losses only after all collection attempts have been exhausted. The allowance for credit losses was $232,206 and $203,960 as of March 31, 2026 and December 31, 2025, respectively. There were two and one customers who represented in the aggregate 25% and 12% of total accounts receivable as of March 31, 2026 and December 31, 2025, respectively.

Inventories. Inventory is recorded at the lower of cost or net realizable value on an average cost basis. The Company reduces the carrying value of inventories for those items that are potentially excess, obsolete, or slow moving based on a review of recent sales trends and expected future demand.

Property and Equipment. Property and equipment are stated at cost, net of accumulated depreciation and amortization, which is recorded commencing at the in-service date using the straight-line method over the estimated useful lives of the assets, as follows: 3 to 5 years for lab, office and computer equipment, 5 to 7 years for furniture and fixtures, 10 to 15 years for building improvements, and 5 years for software. When fixed assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the statements of comprehensive loss for the respective period. Minor additions and repairs are expensed in the period incurred. Major additions and repairs which extend the useful life of existing assets are capitalized and depreciated using the straight-line method over their remaining estimated useful lives.

Deferred revenue. The Company classifies amounts billed to customers for which the related services or performance obligations have not yet been satisfied as deferred revenue, which represents contract liabilities under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 606. These amounts are recorded as a contract liability until the Company fulfills its obligations under the contract.

Deferred revenue activity as of March 31, 2026 is summarized as follows:

March 31, 2026
Balance at December 31, 2025	$348,538
Billings in advance of revenue recognition	1,325,425
Revenue recognized from beginning balance	(1,387,274)
Balance at March 31, 2026	$286,689

All deferred revenue outstanding as of March 31, 2026 is expected to be recognized within the following twelve months. Because the Company’s contracts have an original expected duration of one year or less, the Company has elected the practical expedient in ASC 606-10-50-14 and does not disclose information about remaining performance obligations.

Contingent Liabilities. The Company, from time to time, may be involved in certain legal proceedings. Based upon consultation with outside counsel handling its defense in these matters and the Company’s analysis of potential outcomes, if the Company determines that a loss arising from such matters is probable and can be reasonably estimated, an estimate of the contingent liability is recorded in its consolidated financial statements. If only a range of estimated loss can be determined, an amount within the range that, based on estimates, assumptions and judgments, reflects the most likely outcome, is recorded as a contingent liability in the consolidated financial statements. In situations where none of the estimates within the estimated range is a better estimate of probable loss than any other amount, the Company records the low end of the range. Any such accrual would be charged to expense in the appropriate period. Litigation expenses for these types of contingencies are recognized in the period in which the litigation services were provided.

Stock-based Payments. The Company accounts for stock-based compensation under the provisions of FASB ASC 718, “Compensation — Stock Compensation”, which requires the measurement and recognition of compensation expense for all stock-based awards made to employees and directors based on estimated fair values on the grant date. The fair value of restricted stock awards is estimated by the market price of the Company’s common stock at the date of grant. Restricted stock awards are being amortized to expense over the shorter of the requisite service period or the actual vesting period. The Company estimates the fair value of option and warrant awards on the date of grant using the Black-Scholes model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the shorter of the requisite service period or the actual vesting period, using the straight-line method. In June 2018, the FASB issued Accounting Standard Update (“ASU”) No. 2018-07, Compensation – Stock Compensation (Topic 718), Improvements to Nonemployee stock-based Payment Accounting (the “2018 Update”). The amendments in the 2018 Update expand the scope of Topic 718 to include stock-based payment transactions for acquiring goods and services from non-employees. Prior to the 2018 Update, Topic 718 applied only to share- based transactions to employees. Consistent with the accounting requirement for employee stock-based payment awards, nonemployee stock-based payment awards within the scope of Topic 718 are measured at grant-date fair value of the equity instruments that an entity is obligated to issue when the good has been delivered or the service has been rendered and any other conditions necessary to earn the right to benefit from the instruments have been satisfied. The Company has elected to account for forfeiture of stock-based awards as they occur.

Warrants. The Company classifies a warrant to purchase shares of its common stock as equity on its consolidated balance sheets as this warrant is a free-standing financial instrument that is indexed to the Company’s own stock and meets the criteria for equity classification. Each warrant is initially recorded within equity at the date of grant, net of issuance costs, and is not subsequently re-measured. Changes in the fair value of the warrant are not recognized after the initial measurement. The warrants will remain classified in equity until they are exercised or expire.

Revenue Recognition. In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, the Company recognizes revenue when it satisfies performance obligations, by transferring promised goods or services to customers, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for fulfilling those performance obligations. The Company’s primary revenue streams include sales of aerial robotic systems and related software solutions, service revenue and subscription revenue generated through the Company’s installment program.

Product Sales

Beginning in August 2024, revenue for product sales is recognized upon shipment, which is the point in time when control of the product transfers to the customer. Prior to August 2024, revenue was recognized upon customer receipt.

Subscription Revenue Installment Program

The Company offers customers an installment-based subscription program under which a drone is delivered to the customer at the outset, and the customer pays fixed monthly subscription fees usually over a 24-month term. Customers may cancel the arrangement at any time by providing 90 days’ notice and returning the drone at the end of the notice period. Because the customer may cancel the arrangement prior to completing the 24-month term, the Company does not have an unconditional right to the remaining consideration at the time of delivery.

Under ASC 606, the Company has determined that the installment program represents a series of monthly performance obligations to provide the customer with access to and use of the drone for as long as the customer continues to participate in the program. Revenue is recognized monthly, as invoices are issued and the Company’s right to consideration for each installment becomes unconditional. A trade receivable is recorded only for amounts invoiced. The total monthly subscription fees over the 24-month period equal the cash selling price of the drone. The Company evaluated whether the installment program includes a significant financing component and concluded that it does not, as the absence of interest represents a sales incentive.

Service Revenue

Service revenue is recognized over time as the related services are performed, based on the nature of the underlying service arrangement.

Remaining Performance Obligations

As of March 31, 2026 and December 31, 2025, deferred revenue totaled $286,689 and $348,538 respectively, representing amounts billed in advance for which performance obligations have not yet been satisfied.

Concentration

Revenue from four customers accounted for approximately 60% of the Company’s revenue in the three months ended March 31, 2026. Revenue from two customers accounted for 41% of the Company’s sales in the three months ended March 31, 2025.

Cost of Revenues. Cost of revenues includes materials, wages, freight charges, depreciation and inspection costs.

Comprehensive income. The Company follows Accounting Standards Codification ASC 220 in reporting comprehensive income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Other comprehensive income is limited to foreign currency translation adjustments. Therefore, total comprehensive income includes net income (loss) and foreign currency translation adjustments.

Foreign Currency Transactions and Translation. Exyn’s functional currency is the United States Dollar (“USD”) and Exyn Latam’s functional currency is the Chilean Peso (“CLP”).

For the purpose of presenting these consolidated financial statements the reporting currency is USD. The Company’s assets and liabilities are expressed in USD at the exchange rate on the balance sheet date, equity accounts are translated at historical rates, and income and expense items are translated at the weighted average exchange rate during the period. The resulting translation adjustments are reported under accumulated other comprehensive income in the stockholders’ equity section of the balance sheets.

Transactions in currencies other than the entity’s functional currency are recorded at the rates of exchange prevailing on the date of the transaction.

Exchange rate used for the translation are as follows:

	Three Months	Three Months
	Ended	Ended
	March 31, 2026	March 31, 2025
CLP to USD
Spot	$927.46	$953.07
Average	$892.78	$962.48

Earnings Per Share. The Company follows ASC 260 when reporting Earnings Per Share (“EPS”) resulting in the presentation of basic and diluted earnings per share. Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted-average number of vested common shares outstanding during the period. Diluted net income (loss) per common share is computed by dividing net income (loss) by the weighted-average number of vested common shares outstanding, plus the effect of potentially dilutive common stock equivalents, if any. In periods when losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents because their inclusion would be anti-dilutive.

For the three months ended March 31, 2026 and 2025, the Company had net losses and therefore all potentially dilutive securities were excluded from the diluted EPS calculation, as their inclusion would have been anti-dilutive.

For the three months ended March 31, 2026 and 2025, the Company excluded the following common stock equivalents from its calculation of diluted EPS, as their effect would have been anti-dilutive.

	March 31, 2026	March 31, 2025
Convertible Preferred Stock	2,605,191	2,572,899
Options	694,729	662,128
Warrants for equity investors and placement agent	83,213	83,213
Total Common Stock Equivalents	3,383,133	3,318,240

During the year ended December 31, 2025, the Company issued Simple Agreements for Future Equity (“SAFEs”), which are contingently convertible into preferred stock upon the occurrence of specified events (e.g., an equity financing or liquidity event); as such conditions were not met as of March 31, 2026 the related shares are not considered issuable and are therefore excluded from the table above. There were no outstanding SAFEs as of March 31, 2025.

Deferred Financing Costs. Deferred financing costs include debt discounts and debt issuance costs related to a recognized debt liability and are presented in the balance sheet as a direct deduction from the carrying value of the debt liability. Amortization of deferred financing costs are included as a component of interest expense. Deferred financing costs are amortized using the straight-line method over the term of the recognized debt liability which approximates the effective interest method.

Income Taxes. The Company accounts for income taxes under the provisions of the FASB ASC Topic 740 “Income Taxes”. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of items that have been included or excluded in the consolidated financial statements or tax returns. Deferred tax assets and liabilities are determined on the basis of the difference between the tax basis of assets and liabilities and their respective financial reporting amounts (“temporary differences”) at enacted tax rates in effect for the years in which the temporary differences are expected to reverse. The Company utilizes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Management has evaluated and concluded that there were no material uncertain tax positions requiring recognition in the Company’s consolidated financial statements as of December 31, 2025 and 2024. The Company does not expect any significant changes in its unrecognized tax benefits within twelve months of the reporting date. The Company’s policy is to classify assessments, if any, for tax related interest as interest expense and penalties as general and administrative expenses in the consolidated statements of comprehensive income. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Fair Value Measurements. The Company measures the fair value of financial assets and liabilities based on the guidance of ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — inputs that are unobservable (for example, cash flow modeling inputs based on assumptions)

The following table shows the fair value measurements used by level as of March 31, 2026:

	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	March 31, 2026
SAFE Liabilities	$—	$—	$6,917,000	$6,917,000
Total Liabilities	$—	$—	$6,917,000	$6,917,000

The following table shows the fair value measurements used by level as of December 31, 2025:

	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	December 31, 2025
SAFE Liabilities	$—	$—	$6,887,000	$6,887,000
Total Liabilities	$—	$—	$6,887,000	$6,887,000

The carrying amounts of the Company’s financial instruments, such as cash, accounts receivable, accounts payable and other current liabilities approximate fair values due to the short-term nature of these instruments The estimated fair value of the Company’s long-term debt approximates the carrying value of these instruments, due to the interest rates on this debt approximating current market interest rates.

As of December 31, 2025, the Company issued SAFEs, with gross proceeds totaling $4,700,000. The Company did not issue any additional SAFEs in the three months ended March 31, 2026.

Measurement

As there are no quoted prices or observable market inputs available for these instruments, the SAFEs are classified within Level 3 of the fair value hierarchy. The Company engaged a third-party valuation specialist to assist in the estimation of fair value at each reporting date using a Probability-Weighted Expected Return Method to probability-weight discrete outcomes (including equity financing, liquidity event, termination, and dissolution) and an Option Pricing Model to value the option-like conversion features within the applicable scenarios.

For the April 5, 2025 ($1,500,000 SAFE) issuance, the significant unobservable inputs used in the Level 3 valuation include:

Date of Valuation	March 31, 2026
Pre-Money Valuation Cap	$90,000,000
Probability of Equity Event	0%
Probability of Liquidity Event	99%
Probability of Termination	0%
Probability of Dissolution	1%
Discount Period (years)	0.04
Market Discount Rate	24.41%
Discount Factor	99%
Volatility	78%
Fair Value of SAFE	$2,208,000

For the August 1, 2025 ($3,000,000 SAFE) and December 1, 2025 ($100,000 SAFEs each) issuances, the significant unobservable inputs used in the Level 3 valuation include the inputs set forth in the table below. Because the December 2025 SAFEs had terms identical to the August 1, 2025 SAFE and management concluded there were no significant changes in the Company’s facts and circumstances or key valuation drivers between issuance dates, the Company applied the same valuation methodology and significant unobservable inputs used for the August 1, 2025 issuance to estimate the initial fair values of the December 2025 SAFEs.

Date of Valuation	March 31, 2026
Pre-Money Valuation Cap	$125,000,000
Probability of Equity Event	0%
Probability of Liquidity Event	99%
Probability of Termination	0%
Probability of Dissolution	1%
Discount Period (years)	0.04
Market Discount Rate	24.41%
Discount Factor	99%
Volatility	78%
Fair Value of SAFE	$4,709,000

The following table summarizes the changes in SAFE liabilities for the three months ended March 31, 2026:

2026
Beginning Balance, January 1	$6,887,000
Change in fair value recognized in earnings	30,000
Ending Balance, March 31	$6,917,000

As a Level 3 fair value measurement, the estimated fair value of the SAFE liabilities is sensitive to changes in significant unobservable inputs, including the assumed probability and timing of future equity financings and liquidity events, the Company’s implied equity value, volatility, and the discount rate. Changes in these inputs may increase or decrease the estimated fair value depending on their effect on the probability-weighted expected payoff to SAFE holders. For example, a decrease in the discount rate generally increases the estimated fair value; however, changes in event probabilities or volatility may have different directional effects depending on the contractual terms and modeled outcomes.

Concentration of Credit Risks. Financial instruments that potentially subject the Company to concentrations of credit risk are cash equivalents and accounts receivable. Cash and cash equivalents are invested in deposits with certain financial institutions and may, at times, exceed federally insured limits. The Company has not experienced any significant losses on its deposits of cash and cash equivalents. In regard to trade receivables, the Company performs ongoing evaluations of its customers’ financial condition as well as general economic conditions and, generally, requires no collateral from its customers.

Leases. The Company leases certain facilities and office space. Lease assets and lease liabilities are recognized at the commencement of an arrangement where it is determined at inception that a lease exists. Lease assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. These assets and liabilities are initially recognized based on the present value of lease payments over the lease term calculated using an incremental borrowing rate generally applicable to the location of the lease asset, unless the implicit rate is readily determinable. Lease assets also include any upfront lease payments made and exclude lease incentives. Lease terms include options to extend or terminate the lease when it is reasonably certain that those options will be exercised. The Company has operating lease arrangements with lease and non-lease components. The non-lease components in these arrangements are not significant when compared to the lease components. For all operating leases, the Company accounts for the lease and non-lease components as a single component. In the calculation of the lease asset and corresponding liability.

Variable lease payments are generally expensed as incurred. Leases with an initial term of 12 months or less are not recorded on the balance sheet, and the expense for these short-term leases is recognized on a straight-line basis over the lease term. The depreciable life of lease assets and leasehold improvements is limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise.

Recent Accounting Pronouncements Not Yet Adopted. In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (ASU 2024-03). The new guidance requires disaggregated information about certain income statement expense line items on an annual and interim basis. This guidance will be effective for annual periods beginning the year ended December 31, 2027 and for interim periods thereafter. The new standard permits early adoption and can be applied prospectively or retrospectively. The Company is evaluating the impact of this ASU on its consolidated financial statements disclosures.

Segment Reporting. The Company uses “the management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer (“CEO”) of the Company, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. The Company’s primary revenue stream includes the sale of aerial robotic systems and related software solutions that enable data collection, mapping, and inspection. Based on the CODM’s evaluation and internal reporting, the Company has one reportable segment: Aerial Robotic Systems.

3.	GOING CONCERN

The condensed consolidated financial statements have been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for 12 months from the date the condensed consolidated financial statements were available to be issued. The Company has negative cash flows from operations and net losses for the three months ended March 31, 2026 and further losses are anticipated in the development of its business. These factors raise substantial doubts about the Company’s ability to continue as a going concern for a period of 12 months from the date the consolidated financial statements were available to be issued.

As of March 31, 2026, the Company had $1,102,166 in cash and cash equivalents. The Company expects that its current cash and cash equivalents, approximately $8,347,558 as of June 29, 2026, will not be sufficient to support its projected operating requirements for the next 12 months from the date the condensed consolidated financial statements became available.

The Company expects to need additional capital in order to increase revenues above current levels, and is actively pursuing additional funding through various sources, including potential debt, equity or other capital-raising alternatives, to meet its future operating and capital needs. Any additional equity financing, if available, may not be on favorable terms and would likely be significantly dilutive to the Company’s current stockholders, and debt financing, if available, may involve restrictive covenants. Management has concluded that substantial doubt is not alleviated by its plans. The Company’s ability to access capital when needed is not assured and, if not achieved on a timely basis, will likely have a materially adverse effect on its business, financial condition and results of operations. The financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

4.	ACCOUNTS RECEIVABLE

Accounts receivable consists of the following as of March 31, 2026 and December 31, 2025:

	2026	2025
Trade accounts receivable	$804,044	$1,660,168
Less: allowance for credit losses	(232,206)	(203,960)
Total accounts receivable	$571,838	$1,456,208
5.

6.	INVENTORIES

Inventories of $1,641,007 and $1,756,268 as of March 31, 2026 and December 31, 2025, respectively, consist of finished goods of $371,429 and $556,014 and raw materials of $1,269,578 and $1,200,254, which are valued at the lower of cost (determined on an average cost) or net realizable value. At March 31, 2026 and December 31, 2025 the Company recorded an inventory write-off of $137,605 and $133,435, respectively, which reduced inventories and was recognized in cost of revenues. The write-off primarily related to inventory items with no usage or movement during the preceding 12 months, for which management determined there was no expected future use or recoverable value.

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Other current assets consist of the following as of March 31, 2026 and December 31, 2025:

	2026	2025
Prepaid expenses	$356,471	$1,218,174
Deferred financing costs	12,546	14,637
Deferred offering costs	967,934	—
Other	20,154	13,475
Total prepaid expenses and other current assets	$1,357,105	$1,246,286
8.

9.	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following as of March 31, 2026 and December 31, 2025:

	2026	2025
Lab, office and computer equipment	$1,434,195	$2,685,999
Furniture and fixtures	29,249	44,117
Leasehold improvements	24,681	36,942
Computer software	—	25,824
	1,488,125	2,792,882
Less: accumulated depreciation	(1,210,189)	(2,448,768)
Total property and equipment, net	$277,936	$344,114

Depreciation expense was $69,728 and $87,930 for the three months ended March 31, 2026 and 2025, respectively.

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following as of March 31, 2026 and December 31, 2025:

	2026	2025
Accrued payroll and related benefits	$80,739	$83,163
Accrued expenses	329,003	307,277
Accrued other taxes	1,488,500	1,460,481
Other	25,216	15,202
Total accrued expenses and other current liabilities	$1,923,458	$1,866,123

11.

12.	SAFE LIABILITIES

In April 2025, the Company issued SAFEs for gross proceeds of $1,500,000. The SAFEs bear no interest and was scheduled to expire and terminate on March 1, 2026 if no conversion event had occurred by that date. On March 9, 2026, the Company and the SAFE holder executed an amendment extending the expiration date to June 30, 2026. No other terms of the SAFE were modified.

In August and December 2025, the Company issued SAFEs for aggregate gross proceeds of $3,200,000. The August 2025 SAFE bears no interest and was scheduled to expire and terminate on March 1, 2026 if no conversion event had occurred by that date. On March 9, 2026, the Company and the SAFE holder executed an amendment extending the expiration date of the August 2025 SAFE to June 30, 2026. No other terms of the August 2025 SAFE were modified. The December 2025 SAFEs, which were amended on April 1, 2026, bear no interest and are scheduled to expire and terminate on May 30, 2026 if no conversion event has occurred by that date.

Upon a qualified equity financing occurring prior to June 30, 2026, the April and August 2025 SAFEs will automatically convert into the number of shares of the series of preferred stock issued in such financing determined by dividing the investment amount by the lower of (i) 74% of the price per share paid by other investors in the financing (a 26% discount) or (ii) the price per share implied by a $90,000,000 pre-money valuation cap for the April 2025 SAFE and $125,000,000 pre-money valuation cap for the August and December 2025 SAFEs. The SAFEs also contain customary provisions for mandatory conversion upon a qualified equity event, liquidity event, or dissolution event prior to the expiration date. Repayment of the SAFEs in an amount equal to the purchase amount is required upon a dissolution event. The investor can also opt for repayment upon termination of the agreement.

The Company’s SAFEs are classified as liabilities, as they fail equity classification per ASC 815-40 due to the possibility that repayment of the purchase amount may be required or may be elected upon dissolution of the Company or termination of the agreement. In addition, the conversion features provide for a variable number of shares based on the lower of a discount to the price per share in a future financing or a valuation cap, and therefore the instruments do not qualify for equity classification under ASC 815-40. The SAFEs are re-measured to fair value at each reporting date, with changes in fair value recognized in earnings. See Note 2, Summary of Significant Accounting Policies — Fair Value Measurements, for additional detail regarding the Company’s fair value hierarchy classification and the valuation techniques and significant unobservable inputs used to measure the SAFE liabilities.

The shares of a series of Preferred Stock issued to the SAFE investor in an equity financing, will have the identical rights, privileges, preferences and restrictions as the shares of other issued Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price.

See Note 16 Subsequent Events for discussion of conversion of SAFEs in the subsequent event period.

13.	NOTES PAYABLE

Principal due under notes payable was as follows as of March 31, 2026 and December 31, 2025:

	2026	2025
Notes payable	$8,083,445	$6,143,837
Less: debt discount	(24,457)	(19,845)
Notes payable, net	8,058,988	6,123,992
Less: current portion	(7,308,988)	(6,123,992)
Total: non-current portion	$750,000	$—

For the three months ended March 31, 2026 and 2025, the Company recognized total interest expense of approximately $336,154 and $81,323, respectively, of which $15,248 and $9,136 related to the accretion of the debt discount on the notes payable.

On September 27, 2023, the Company entered into a Loan and Security Agreement (“LSA”) with Western Alliance Bank, pursuant to which the Company obtained a term loan of up to $5,000,000, consisting of a Term A Advance of $3,500,000 and a Term B Advance of up to $1,500,000 upon achievement of certain revenue milestones. The loan matures on September 27, 2027, and bears interest at a floating rate equal to the greater of 8.25% or the Bank’s Prime Rate. The interest rate as of December 31, 2025 was 8.61%. Interest-only payments were due through September 10, 2025, followed by equal monthly principal and interest installments commencing October 10, 2025. On November 19, 2025, the Company entered into an amendment to the Loan and Security Agreement extending the interest-only period through March 10, 2026, with equal monthly principal and interest installments commencing April 10, 2026. As amended, Tranche B was eliminated from the LSA, resulting in a maximum term loan of up to $3,500,000. On December 23, 2025, the Company entered into a forbearance and amendment agreement whereby the maturity date changed from September 27, 2027 to April 28, 2026. Due to this agreement, the loan was reclassified as a current liability. This agreement also extended the interest-only period through April 10, 2026, with all unpaid principal and accrued interest due on the maturity date. On April 28, 2026, the maturity date was extended to May 1, 2026. On April 30, 2026, the maturity date was further extended to May 6, 2026. On May 6, 2026, the maturity date was extended again to June 12, 2026. The loan is secured by substantially all assets of the Company.

In connection with the Loan Agreement entered into with Western Alliance Bank on September 27, 2023, the Company also issued accompanying warrants to Western Alliance Bank with an expiration date of September 27, 2033. The warrants grant Western Alliance Bank the ability to purchase 197,551 shares of common stock of the Company with an exercise price of $0.35 per share. The fair value of the warrants was determined using Black-Scholes option-pricing model. Assumptions included expected volatility of 46.4%, risk-free rate of 3.9%, expected term of 9.3 years, and a dividend yield of 0%.

Expected volatility was estimated based on the historical volatility of guideline public companies in the Company’s industry, as the Company is privately held and does not have its own trading history. The fair value of the warrants was $55,330 and was recorded as Debt Issuance Costs (presented as deferred financing costs in 2023 and as a contra-liability that reduces the carrying amount of the debt on the 2025 and 2024 balance sheet). This amount is amortized to interest expense over the term of the debt using the effective interest method. The remaining balance of these costs as of March 31, 2026 and December 31, 2025 are $24,457 and $19,845, respectively. Amortization expense recognized for the three months ended March 31, 2026 and 2025 totaled $15,248 and $9,136, respectively.

On May 20, 2025, the Company issued a $1,500,000 Senior Convertible Promissory Note to NeoLync Holdings Ltd. The Note had an original maturity date of November 20, 2025, bears interest at 12% per annum, and is secured by a first-priority lien on substantially all assets of the Company (subject only to the existing Western Alliance Bank facility). The Note provides for (i) a 300% liquidation preference, (ii) automatic conversion into common equity upon a Public Company Event at 135% of the then-public trading price, and (iii) cash repayment at maturity if no Public Company Event occurs. Upon certain events of default (including bankruptcy), the outstanding amount may become payable at 200% of the then-outstanding obligations. Proceeds are being used for general corporate purposes and working capital. On October 9, 2025, prior to the original maturity date, the Company and the holder executed an amendment extending the maturity date to April 15, 2026. On April 15, 2026, the Company and the holder executed an amendment further extending the maturity date to May 15, 2026. On April 23, 2026, the Company and the holder executed an additional amendment further extending the maturity date to June 30, 2026. No other terms or conditions were modified. As of March 31, 2026, the Note remained outstanding and is classified as a current liability given the June 30, 2026 maturity date.

On May 30, 2025, HSBC Bank (acting through its Chennai branch) issued an irrevocable standby letter of credit (No. SDNBGE890972) in favor of Exyn Technologies Inc. for a maximum amount of USD $3,500,000. The standby letter of credit was issued at the request of NeoLync Electronics Pvt Ltd (India) in support of banking facilities granted to NeoLync Electronics Pvt Ltd (India) by HSBC. The standby letter of credit has a fixed expiry date of November 14, 2025, is governed by International Standby Practices (ISP98), allows partial drawings, and has been assigned to Western Alliance Bank (San José, California) as security for the Company’s senior credit facility. As of the date of this report, no amounts have been drawn under the standby letter of credit. The standby letter of credit was renewed in November 2025, with an expiration date of May 13, 2026. The standby letter of credit was further renewed in May 2026, with an expiration date of June 30, 2026. The standby letter of credit is no longer outstanding.

On December 23, 2025, Exyn Technologies Inc. signed a term loan with NeoLync Holdings, Inc. for $1,500,000. Initial cash proceeds of $500,000 were received on December 26, 2025. The loan matures on December 23, 2026, bears interest at 12% per annum with principal and interest repayable over twelve monthly installments.

On December 26, 2025, Maximcash Solutions LLC (“Maximcash”) issued a loan to Exyn Technologies Inc. for USD $600,000 (the “Maximcash Loan Agreement”). The loan matures on December 26, 2026, bears interest at 38.5% per annum with principal and interest repayable over twelve monthly installments, with the first 3 months being interest only.

On March 13, 2026, the Company issued a $750,000 convertible promissory note to NCH Ventures LLC. The note matures March 13, 2028, bears interest at 8% per annum, with all interest accruing daily on the basis of a 365-day year. This note is an unsecured convertible promissory note and is subordinated to the company’s obligations owed to Western Alliance Bank.

See Note 16 Subsequent Events for discussion of repayment of notes payable in the subsequent events period.

14.	INCOME TAXES

The Company’s income tax provision for the interim period was determined using an estimated annual effective tax rate, adjusted for discrete items recognized during the period, if any. The effective tax rate for the three months ended March 31, 2026 and 2025 was 0%, which differed from the U.S. federal statutory rate primarily due to the impact of the valuation allowance maintained against the Company’s deferred tax assets.

Management evaluates the realizability of deferred tax assets on a quarterly basis and continues to maintain a full valuation allowance against all of its deferred tax assets as of March 31, 2026. There were no material changes in the Company’s assessment of the realizability of its deferred tax assets during the three months ended March 31, 2026.

As of March 31, 2026, the Company had no unrecognized tax benefits. The Company recognizes interest and penalties related to uncertain tax positions as a component of income tax expense. No interest or penalties were recognized during the three months ended March 31, 2026.

There were no material changes to the Company’s uncertain tax positions, valuation allowance, or other income tax matters from those disclosed in the notes to the audited financial statements in the Company’s Registration Statement (Form S-1/A) for the year ended December 31, 2025.

15.	STOCKHOLDERS’ EQUITY

Common Stock

As of March 31, 2026, the Company is authorized to issue 5,120,000 shares of common stock, par value $0.0001 per share. Holders of common stock are entitled to one vote for each share held. The holders of common stock are entitled to receive dividends, when and if declared by the Board of Directors, subject to the preferential rights of preferred stockholders. As of March 31, 2026 and December 31, 2025, there were 1,322,500 shares of common stock issued and outstanding.

Common stock issuances during the three months ended March 31, 2026:

No shares of common stock were issued in the three months ended March 31, 2026.

Preferred Stock

As of March 31, 2026, the Company’s authorized and issued preferred stock, with par value of $0.0001 per share, is as follows:

		Issued and Outstanding
	Authorized	March 31, 2026
Series A-1 Preferred Stock	3,778,798	3,778,798
Series A-2 Preferred Stock	545,372	545,372
Series A-3 Preferred Stock	2,423,708	2,423,708
Series A-4 Preferred Stock	17,303,891	17,035,717
Series B-1 Preferred Stock	18,530,110	18,530,110
Series B-2 Preferred Stock	31,800,835	23,623,385
Total Preferred Stock	74,382,714	65,937,090

The rights, preferences, and privileges of the Series A-1, Series A-2, Series A-3, and Series A-4 Preferred Stock are identical in all material respects, and the rights, preferences, and privileges of the Series B-1 and Series B-2 Preferred Stock are identical in all material respects. The only material differences between the Series A Preferred Stock and Series B Preferred Stock are the original issue price per share, the dedicated board seat for each series, and the requirement that certain actions adversely affecting the Series B Preferred Stock also require the approval of a majority of the Series B Preferred Stock.

During the three months ended March 31, 2026, the company issued 1,614,603 shares of preferred stock upon the conversion of common stock warrants.

See Note 16 Subsequent Events for discussion of conversion of preferred stock in the subsequent events period.

Employee Incentive Stock Option Plan

The Company has adopted the Exyn Technologies, Inc. 2015 Equity Compensation Plan under which a total of 23,405,167 shares of common stock are reserved for issuance. Options typically vest over 4 years and expire 10 years from the grant date.

The following table summarizes stock option activity as of March 31, 2026:

	Options Outstanding
			Weighted Average
		Weighted Average	Remaining Term
	Number of Shares	Exercise Price	(years)
Balance at December 31, 2025	712,381	$7.50	7.0
Granted	—	—	—
Exercised	—	—	—
Expired/Cancelled	(35,304)	$2.50	—
Balance at March 31, 2026	677,077	$7.42	6.6

Exercisable at March 31, 2026	444,458	$7.42	6.6
Exercisable at March 31, 2026 and expected to vest thereafter	233,216	$8.17	8.2

As of March 31, 2026, there was $21,511 of total unrecognized stock-based compensation expense related to nonvested options which is expected to be recognized over a remaining weighted-average vesting period of 1.9 years.

Stock-based compensation expense of $199,809 and $201,734 was recognized for the three months ended March 31, 2026 and 2025, respectively, related to the vesting of stock options and other equity awards.

Warrants

The following table summarizes stock warrant activity for the three months ended March 31, 2026.

Number of Warrants
Balance at December 31, 2025	83,213
Granted	—
Exercised	(64,584)
Forfeited/Expired	—
Balance at March 31, 2026	18,629
Exercisable at March 31, 2026	18,629

The decrease in outstanding warrants during the three months ended March 31, 2026 was primarily attributable to the exercise and conversion of warrants into 1,614,603 of Series A-4 Preferred Stock.

16.	LEASES

The Company has operating leases for office space and equipment. Lease terms generally range from 3 to 5 years, and certain leases include options to extend or terminate which are considered in determining the lease term when reasonably certain to be exercised.

The components of lease expense were as follows for the three months ended March 31, 2026 and 2025:

	Three Months Ended March 31,
	2026	2025
Operating lease costs	$40,561	$40,561
Total lease cost	$40,561	40,561

The Company does not have any finance leases, short-term leases, or variable lease payment arrangements.

The components of operating lease assets and liabilities as of March 31, 2026 and December 31, 2025 were as follows:

	March 31, 2026	December 31, 2025
Operating lease right of use assets	$274,410	$312,041
Current portion of operating lease liability	159,382	156,797
Operating lease liability, net of current portion	126,082	167,290
Total operating lease liabilities	$285,464	$324,087

The weighted-average remaining lease term is 1.75 years and the weighted-average discount rate: 3.94%.

Future minimum lease payments under non-cancelable operating leases as of March 31, 2026 are as follows:

Quarter Ending March 31,	Operating Leases
2026	$124,658
2027	170,322
Total lease payments	294,980
Less: imputed interest	(9,516)
Total present value of lease liabilities	$285,464
17.

18.	COMMITMENTS AND CONTINGENCIES

Litigation and Claims

From time to time, the Company is subject to claims, litigation, investigations, and other legal proceedings arising in the ordinary course of business. The Company records a liability for loss contingencies when it is both probable that a liability has been incurred and the amount can be reasonably estimated. As of March 31, 2026, no loss contingencies have been accrued because no matters meet both of these criteria or the amounts involved are not material.

Management has evaluated all known and potential matters and believes that the ultimate resolution of any currently pending proceedings, either individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows. However, the outcome of legal proceedings is inherently uncertain, and adverse resolutions could occur. An unfavorable outcome in one or more matters could materially affect the Company’s operating results or cash flows in the period in which it is resolved.

Other Commitments

Other than standard operating leases and purchase commitments entered into in the ordinary course of business, the Company has no material off-balance-sheet arrangements or long-term commitments as of March 31, 2026.

19.	SEGMENT REPORTING

The Company operates as a single operating and reportable segment. The Company’s Chief Operating Decision Maker (“CODM”) has been identified as the Chairman and Chief Executive Officer, who reviews the consolidated operating results, including net revenues, cost of revenues, gross profit, and selling, general and administrative expenses, and net income (loss) to make decisions about resource allocation, including investments in personnel, marketing, and technology and product development, and to assess performance. The CODM does not evaluate performance or allocate resources at a disaggregated level below the consolidated entity.

The significant expense categories the CODM reviews regularly are personnel expenses, contractor expense, and legal and professional expenses. The Company’s revenue is derived principally from the sale of aerial robotic systems, service revenue and lease revenue.

Because the Company manages its business, allocates resources, and evaluates performance on a consolidated basis, the accompanying consolidated financial statements reflect the operations of one segment. The measures of profit or loss reviewed by the CODM are consistent with those presented in the consolidated statements of operations.

Segment information available with respect to the reportable business segment for the three months ended March 31, 2026 and 2025 was as follows:

	For the Three Months Ended March 31,
	2026	2025
Revenue by type:
Systems	$980,139	$948,039
Services	118,958	168,254
Lease	91,500	101,760
Total revenues	$1,190,597	$1,218,053
Cost of sales:	688,262	784,894
Gross profit:	502,335	433,159
Depreciation and amortization:	69,728	87,930
Revenues by geography
Canada	233,678	208,057
United States	395,195	413,155
Australia	66,267	185,480
Other	495,457	411,361
Total geography and consolidated revenues	$1,190,597	$1,218,053
Segment capital expenditures	$(3,550)	$(11,429)
Segment total assets	$5,150,557	$4,221,802
20.

16.	SUBSEQUENT EVENTS

On April 15, 2026, the Company entered into Amendment No. 2 to the Senior Convertible Promissory Note (the “Note”) with NeoLync Holdings, Ltd., pursuant to which the maturity date of the Note was extended from April 15, 2026 to May 15, 2026. Subsequently, on April 23, 2026, the Company entered into Amendment No. 3 to the Note with NeoLync Holdings, Ltd., pursuant to which the maturity date of the Note was extended from May 15, 2026 to June 30, 2026. The Note has an original principal amount of $1,500,000. All other terms and conditions of the Note remain unchanged. Concurrently with the Company's initial public offering closing the Note converted to 160,239 shares of common stock.

On April 28, 2026, the maturity date of the Loan Agreement with Western Alliance Bank was extended to May 1, 2026. On April 30, 2026, the maturity date was further extended to May 6, 2026. On May 6, 2026, the maturity date was extended again to June 12, 2026. In Q2 2026, the Company used proceeds from its initial public offering to repay in full the outstanding loan with Western Alliance Bank.

On April 30, 2026 and May 6, 2026, the Company issued senior secured convertible promissory notes to Evergreen Capital Management, LLC (“Evergreen”) with an aggregate outstanding principal amount of approximately $1.2 million (reflecting a 15% original issue discount) in exchange for $1,000,000 in cash proceeds. The notes will convert into shares of our common stock automatically upon the closing of the Company’s initial public offering, and bear interest at 10% per annum. In connection with these notes, the Company also issued 100,000 shares of common stock as equity kicker shares. The Company determined the fair value of the equity kicker shares to be approximately $825,000, based on an estimated fair value of $8.25 per share as of the issuance date. The Company recorded the fair value of the equity kicker shares of $825,000 as a debt discount, with a corresponding credit to additional paid-in capital. The carrying value of the notes as of the issuance date is $175,000, net of the unamortized debt discount of $825,000 and net of the original issue discount. The Note and Warrant Purchase Agreement, as amended, provided for the issuance of warrants upon the closing of our initial public offering to purchase up to 178,253 shares of the Company’s common stock with 125% warrant coverage on the aggregate principal amount outstanding of approximately $1.2 million and an exercise price equal to the price per share of our common stock in our initial public offering. Furthermore, pursuant to that certain Confidential Side Letter Agreement dated May 18, 2026 between the Company and Evergreen (the “Evergreen Side Letter”), the Company made an initial installment payment on June 17, 2026 in the amount of $472,388.33 to Evergreen in connection with Evergreen agreeing to forbear from declaring an event of default under the Note and the Company has agreed to make two additional installment payments in the amount of $472,388.33, on July 17, 2026 and August 16, 2026, for a total installment amount of $1,417,164.99. Additionally, in connection with entering into the Evergreen Side Letter, the Company issued to Evergreen an additional 100,000 shares of its common stock as equity kicker shares (the “Evergreen Side Letter Shares”) in addition to the equity kicker shares issued pursuant to the Note, comprising a total of 200,000 shares of common stock issued to Evergreen.

On May 6, 2026, the maturity date of the HSBC standby letter of credit was extended to June 30, 2026. The standby letter of credit is no longer outstanding.

The Securities and Exchange Commission declared the Company’s Registration Statement on Form S-1/A effective on May 14, 2026. The Company has evaluated the impact of this event and determined that no adjustment to the March 31, 2026 condensed consolidated financial statements was required. Concurrently with the closing of its initial public offering of its stock on May 18, 2026, all outstanding SAFEs converted to 819,529 shares of common stock and all outstanding Preferred Stock converted to 2,637,484 shares of common stock.

On May 18, 2026, the Company used proceeds from its initial public offering to repay in full the outstanding loan with Maximcash Solutions LLC in the amount of $621,314,40. In connection with the Maximcash Loan Agreement, on May 21, 2026 and June 17, 2026, the Company also issued to Maximcash an additional 8,516 shares of its common stock and 6,000 shares of its common stock, respectively, as equity kicker shares.

3,658,564 Shares of Common Stock

189,753 Warrants to Purchase Common Stock

PRELIMINARY PROSPECTUS

      , 2026

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses payable by Exyn Technologies, Inc. (the “Registrant”) in connection with the offer and sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee.

Amount
SEC registration fee	$5,000
Printing and engraving expenses	50,000
Legal fees and expenses	175,000
Accounting fees and expenses	75,000
Transfer agent and registrar fees and expenses	50,000
Miscellaneous fees and expenses	50,000
Total	$405,000

Item 14. Indemnification of Directors and Officers.

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except where the director or officer breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend, or approved a stock repurchase in violation of Delaware corporate law, or obtained an improper personal benefit. Our certificate of incorporation provides for this limitation of liability.

Section 145 of the DGCL (“Section 145”) provides that a Delaware corporation may indemnify any person who was, is, or is threatened to be made, party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee, or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were, or are a party to any threatened, pending, or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee, or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

We have entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements provide the executive officers and directors with contractual rights to indemnification, expense advancement, and reimbursement to the fullest extent permitted under the DGCL.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation or bylaws, agreement, vote of stockholders or disinterested directors, or otherwise.

We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

Item 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding securities sold or issued by us in the three years preceding the date of this registration statement. No underwriters were involved in these sales. There was no general solicitation of investors or advertising, and we did not pay or give, directly or indirectly, any commission or other remuneration, in connection with the offering of these securities. In each of the transactions described below, the recipients of the securities represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions.

Convertible Notes

In May 2025, we issued a convertible promissory note to Neolync Holdings in the aggregate principal amount of $1.5 million with an interest rate of 12.0% per annum, which, as amended, had a maturity date of June 30, 2026 and was secured by a first-priority lien on substantially all assets of the Company, pursuant to a note purchase agreement entered into with certain holders of our capital stock. Upon the closing of our initial public offering, the Neolync Convertible Note automatically converted into 160,239 shares of common stock at a conversion price of $10.46 per share (representing 135% of the initial public offering price of $7.75 per unit), reflecting conversion of the aggregate principal amount of $1.5 million plus accrued interest through the closing date. The Neolync Convertible Note is no longer outstanding.

In March 2026, we issued a convertible promissory note to NCH Ventures, LLC in the aggregate principal amount of $0.75 million with an interest rate of 8.0% per annum and maturing on March 13, 2028. The NCH Convertible Note was converted into an aggregate of 132,001 shares of our common stock. Accordingly, the NCH Convertible Note is no longer outstanding.

In April 2026 and May 2026, we issued senior secured convertible promissory notes to Evergreen in the aggregate principal amount of approximately $1.2 million with an interest rate of 10.0% per annum and automatic conversion to shares of common stock upon the closing of our initial public offering.

The Evergreen Convertible Notes were purchased at a 15% original issue discount to face value, resulting in aggregate cash proceeds to the Company of $1.0 million. Upon the closing of our initial public offering, the outstanding principal amount of $1,176,471 and accrued but unpaid interest under the Evergreen Convertible Notes automatically converted into 152,224 shares of our common stock at a conversion price of $7.75 per share, equal to the per-unit public offering price. In connection with the Evergreen Convertible Notes, the Company also issued to Evergreen 100,000 shares of common stock as equity kicker shares. The Evergreen Convertible Notes are no longer outstanding.

Warrants

In connection with the Loan Agreement entered into with Western Alliance Bank on September 27, 2023, we also issued accompanying warrants to Western Alliance Bank with an expiration date of September 27, 2033. The warrants grant Western Alliance Bank the ability to purchase 7,902 shares of common stock of the Company with an exercise price of $8.70 per share. The warrants were sold and issued without registration under the Securities Act, in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act as transactions not involving a public offering and Rule 506 promulgated under the Securities Act as sales to accredited investors, and in reliance on similar exemptions under applicable state laws.

In November 2020, we issued warrants to Silicon Valley Bank with an expiration date of November 9, 2030. The warrants grant Silicon Valley Bank the ability to purchase 10,727 shares of preferred stock of the Company with an exercise price of $18.97 per share. The fair value of the warrants was determined using the Black-Scholes option-pricing model. The warrants were sold and issued without registration under the Securities Act, in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act as transactions not involving a public offering and Rule 506 promulgated under the Securities Act as sales to accredited investors, and in reliance on similar exemptions under applicable state laws.

In connection with the NCH Convertible Note, we also issued to NCH Ventures, LLC warrants with a value of $750,000 on March 13, 2026. The warrants were sold and issued without registration under the Securities Act, in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act as transactions not involving a public offering and Rule 506 promulgated under the Securities Act as sales to accredited investors, and in reliance on similar exemptions under applicable state laws.

In connection with the Evergreen Convertible Notes, we also issued to Evergreen warrants with an aggregate value of 125% of the face value of the Evergreen Convertible Notes. The warrants have a term of five years from their respective dates of issuance. The warrants may be exercised by payment of the exercise price in cash or via cashless exercise. The warrants were sold and issued without registration under the Securities Act, in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act as transactions not involving a public offering and Rule 506 promulgated under the Securities Act as sales to accredited investors, and in reliance on similar exemptions under applicable state laws.

SAFE Financings and Conversions

In April 2025, the Company issued a SAFE to Neolync Holdings for aggregate gross proceeds of $1,500,000. The SAFE bore no interest. In August 2025, the Company issued a SAFE to Neolync Holdings for aggregate gross proceeds of $3,000,000, and in December 2025, the Company issued SAFEs to Paeonia Capital Pte. Ltd. and Stephen and Doreen Hung Trust for aggregate gross proceeds of $200,000. The SAFEs bore no interest.

In connection with our initial public offering, all outstanding SAFEs, in the aggregate amount of $4,700,000, automatically converted into an aggregate of 819,529 shares of common stock at a conversion price of $5.74 per share (representing a 26% discount to the initial public offering price of $7.75 per unit). The SAFEs were issued without registration under the Securities Act, in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act as transactions not involving a public offering and Rule 506 promulgated under the Securities Act as sales to accredited investors, and in reliance on similar exemptions under applicable state laws.

Series A and B Financings and Preferred Stock Conversion

From April 2019 to June 2019, we raised approximately $11.7 million in gross proceeds through the issuance of an aggregate amount of 606,300 shares of Series A Preferred Stock.

In December 2022, we raised approximately $20.0 million in gross proceeds through the issuance of an aggregate amount of 726,876 shares of Series B Preferred Stock.

In July 2024, we raised approximately $5.0 million in gross proceeds through the issuance of an aggregate amount of 181,715 shares of Series B Preferred Stock.

Immediately prior to the closing of our initial public offering, pursuant to an action by written consent and waiver of our stockholders dated as of April 3, 2026, all outstanding shares of our Series A-1, A-2, A-3, A-4, B-1 and B-2 convertible preferred stock automatically converted into an aggregate of 2,637,484 shares of common stock (including 64,584 shares of Series A-4 preferred stock issued on February 24, 2026 upon the exercise of previously outstanding warrants with In-Q-Tel, Inc.). No shares of preferred stock remain outstanding.

Equity Kicker Shares

In connection with the Evergreen Side Letter, we issued to Evergreen an additional 100,000 shares of our common stock as equity kicker shares (the “Evergreen Side Letter Shares”) in addition to the Evergreen Equity Kicker Shares issued pursuant to the Evergreen Convertible Notes, comprising a total of 200,000 shares of common stock issued to Evergreen. The Evergreen Side Letter Shares were duly authorized, validly issued, fully paid and non-assessable, and were issued free and clear of all liens and encumbrances other than restrictions arising under applicable securities laws and applicable lock-up restrictions. The Evergreen Side Letter Shares were issued without registration under the Securities Act, in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act as a transaction not involving a public offering and in reliance on similar exemptions under applicable state laws. In connection with the Maximcash Loan Agreement, we issued to Maximcash an additional 14,516 shares of our common stock as equity kicker shares (the “Maximcash Additional Equity Kicker Shares”) in addition to the Maximcash Equity Kicker Shares issued pursuant to the Equity Kicker and Registration Rights Agreement, comprising a total of 30,000 shares of common stock issued to Maximcash. The shares were issued without registration under the Securities Act, in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act as a transaction not involving a public offering and in reliance on similar exemptions under applicable state laws.

Equity Awards

Since January 1, 2022, we have granted stock options to employees, officers, directors and consultants, covering an aggregate of 587,047 shares of our common stock, having a weighted-average exercise price of $7.50 per share, in connection with services provided to us by such parties.

Since January 1, 2022, we have issued an aggregate of 9,588 shares of our common stock to employees, officers, directors and consultants upon their exercise of stock options, for aggregate cash consideration of approximately $33,231.

Unless otherwise stated, the issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. Individuals who purchased securities as described above represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The list of exhibits is set forth under “Exhibit Index” at the end of this registration statement and is incorporated herein by reference.

(b) Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby further undertakes that:

(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and
(2)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Description

3.1	Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K, filed with the SEC on May 19, 2026).
3.2	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 of the Registrant’s Current Report on Form 8-K filed with the SEC on May 19, 2026).
4.1	Form of Representative’s Warrant (incorporated by reference to Exhibit 4.1 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).
4.2	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).
4.3

Form of Warrant Agent Agreement, between the Registrant and Equiniti Trust Company, LLC (incorporated by reference to Exhibit 4.3 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

5.1*	Opinion of DLA Piper LLP (US).
10.1+

Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.1 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.2+	Amended and Restated 2015 Equity Compensation Plan (incorporated by reference to Exhibit 10.2 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).
10.3+	2026 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).
10.4+	2026 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).
10.5+

Form of Restricted Unit Award Agreement under the 2026 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.6+

Forms of Option Award Agreements under the 2026 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.7

Loan and Security Agreement dated as of September 27, 2023, between the Registrant and Western Alliance Bank (incorporated by reference to Exhibit 10.7 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.8#

Waiver and First Amendment to Loan and Security Agreement dated as of July 11, 2025, between the Registrant and Western Alliance Bank (incorporated by reference to Exhibit 10.8 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.9

Second Amendment to Loan and Security Agreement dated as of November 19, 2025, between the Registrant and Western Alliance Bank (incorporated by reference to Exhibit 10.9 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.10

Subordination Agreement to Loan and Security Agreement dated as of July 11, 2025, among the Registrant, Western Alliance Bank and Neolync Electronics Private Limited (incorporated by reference to Exhibit 10.10 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.11#

Irrevocable Standby Letter of Credit dated as of May 30, 2025, among the Registrant, Neolync Electronics Private Limited, HSBC Bank USA, N.A. and Western Alliance Bank (incorporated by reference to Exhibit 10.11 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.12#

Amendment No. 1 to Irrevocable Standby Letter of Credit dated as of November 17, 2025, among the Registrant, Neolync Electronics Private Limited, HSBC Bank USA, N.A. and Western Alliance Bank (incorporated by reference to Exhibit 10.12 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.13

Letter Agreement dated as of May 20, 2025, between the Registrant and Neolync Holdings Ltd, including Senior Convertible Promissory Note (incorporated by reference to Exhibit 10.13 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.14

Amendment No. 1 to Letter Agreement dated as of October 9, 2025, between the Registrant and Neolync Holdings Ltd (incorporated by reference to Exhibit 10.14 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.15+

Executive Employment Agreement dated as of October 30, 2023, between the Registrant and Brandon Torres Declet (incorporated by reference to Exhibit 10.15 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.16+

Amendment No. 1 to Executive Employment Agreement dated as of September 24, 2025, between the Registrant and Brandon Torres Declet (incorporated by reference to Exhibit 10.16 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

Exhibit No.	Description

10.17+

Amendment No. 2 to Executive Employment Agreement dated as of December 31, 2025, between the Registrant and Brandon Torres Declet (incorporated by reference to Exhibit 10.17 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.18+#

Advisory Agreement dated as of August 1, 2025, between the Registrant and Longview Innovation, LLC (incorporated by reference to Exhibit 10.18 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.19

Forbearance and Third Amendment to Loan and Security Agreement dated as of December 23, 2025, between the Registrant and Western Alliance Bank (incorporated by reference to Exhibit 10.19 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.20#

Business Term Loan Agreement dated as of December 26, 2025, between the Registrant and Maximcash Solutions LLC (incorporated by reference to Exhibit 10.20 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.21#

Equity Kicker and Registration Rights Agreement dated as of December 26, 2025, between the Registrant and Maximcash Solutions LLC (incorporated by reference to Exhibit 10.21 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.22#

IPO Acceleration and Mandatory Prepayment Agreement dated as of December 26, 2025, between the Registrant and Maximcash Solutions LLC (incorporated by reference to Exhibit 10.22 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.23

Subordination Agreement to Loan and Security Agreement dated as of December 26, 2025, among the Registrant, Western Alliance Bank and Maximcash Solutions LLC (incorporated by reference to Exhibit 10.23 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.24

Forbearance and Fourth Amendment to Loan and Security Agreement dated as of December 29, 2025, between the Registrant and Western Alliance Bank (incorporated by reference to Exhibit 10.24 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.25

Convertible Note and Warrant Purchase Agreement dated as of March 13, 2026, between the Registrant and NCH Ventures, LLC (incorporated by reference to Exhibit 10.25 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.26

Convertible Promissory Note dated as of March 13, 2026, between the Registrant and NCH Ventures, LLC (incorporated by reference to Exhibit 10.26 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.27

Common Stock Purchase Warrant dated as of March 13, 2026, between the Registrant and NCH Ventures, LLC (incorporated by reference to Exhibit 10.27 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.28

Investor Rights Agreement dated as of March 13, 2026, between the Registrant and NCH Ventures, LLC (incorporated by reference to Exhibit 10.28 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.29

Subordination Agreement to Loan and Security Agreement dated as of March 13, 2026, among the Registrant, Western Alliance Bank and NCH Ventures, LLC (incorporated by reference to Exhibit 10.29 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.30

Fifth Amendment to Loan and Security Agreement dated as of March 13, 2026, between the Registrant and Western Alliance Bank (incorporated by reference to Exhibit 10.30 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.31

Business Term Loan Agreement dated as of December 23, 2025, between the Registrant and Neolync Holdings Ltd (incorporated by reference to Exhibit 10.31 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.32

Simple Agreement for Future Equity dated as of April 5, 2025, between the Registrant and Neolync Holdings Ltd (incorporated by reference to Exhibit 10.32 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.33

Amendment No. 1 to Neolync Holdings Ltd Simple Agreement for Future Equity dated as of March 9, 2026, between the Registrant and Neolync Holdings Ltd (incorporated by reference to Exhibit 10.33 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.34

Simple Agreement for Future Equity dated as of August 1, 2025, between the Registrant and Neolync Holdings Ltd (incorporated by reference to Exhibit 10.34 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.35

Amendment No. 1 to Neolync Holdings Ltd Simple Agreement for Future Equity dated as of March 9, 2026, between the Registrant and Neolync Holdings Ltd (incorporated by reference to Exhibit 10.35 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

Exhibit No.	Description

10.36

Simple Agreement for Future Equity dated as of December 1, 2025, between the Registrant and Paeonia Capital Pte. Ltd (incorporated by reference to Exhibit 10.36 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.37

Amendment No. 1 to Paeonia Capital Pte. Ltd. Simple Agreement for Future Equity dated as of April 1, 2026, between the Registrant and Paeonia Capital Pte. Ltd (incorporated by reference to Exhibit 10.37 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.38

Simple Agreement for Future Equity dated as of December 1, 2025, between the Registrant and Stephen and Doreen Hung Trust (incorporated by reference to Exhibit 10.38 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.39

Amendment No. 1 to Stephen and Doreen Hung Trust Simple Agreement for Future Equity dated as of April 1, 2026, between the Registrant and Stephen and Doreen Hung Trust (incorporated by reference to Exhibit 10.39 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.40

Amendment No. 2 to Letter Agreement dated as of April 15, 2026, between the Registrant and Neolync Holdings Ltd (incorporated by reference to Exhibit 10.40 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.41

Amendment No. 3 to Letter Agreement dated as of April 23, 2026, between the Registrant and Neolync Holdings Ltd (incorporated by reference to Exhibit 10.41 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.42#

Amendment No. 2 to Irrevocable Standby Letter of Credit dated as of May 6, 2026, among the Registrant, Neolync Electronics Private Limited, HSBC Bank USA, N.A. and Western Alliance Bank (incorporated by reference to Exhibit 10.42 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.43#

Subordination Agreement to Loan and Security Agreement dated as of April 30, 2026, among the Registrant, Western Alliance Bank and Evergreen Capital Management, LLC (incorporated by reference to Exhibit 10.43 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.44

Note and Warrant Purchase Agreement dated as of April 30, 2026, between the Registrant and Evergreen Capital Management, LLC (incorporated by reference to Exhibit 10.44 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.45

First Amendment to Note and Warrant Purchase Agreement dated as of May 6, 2026, between the Registrant and Evergreen Capital Management, LLC (incorporated by reference to Exhibit 10.45 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.46

Senior Secured Convertible Promissory Note dated as of April 30, 2026, between the Registrant and Evergreen Capital Management, LLC (incorporated by reference to Exhibit 10.46 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.47

Common Stock Purchase Warrant dated as of April 30, 2026, between the Registrant and Evergreen Capital Management, LLC (incorporated by reference to Exhibit 10.47 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.48

Security Agreement dated as of April 30, 2026, between the Registrant and Evergreen Capital Management, LLC (incorporated by reference to Exhibit 10.48 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.49

Senior Secured Convertible Promissory Note dated as of May 6, 2026, between the Registrant and Evergreen Capital Management, LLC (incorporated by reference to Exhibit 10.49 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.50

Common Stock Purchase Warrant dated as of May 6, 2026, between the Registrant and Evergreen Capital Management, LLC (incorporated by reference to Exhibit 10.50 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.51

Reaffirmation and Joinder of Security Agreement dated as of May 6, 2026, between the Registrant and Evergreen Capital Management, LLC (incorporated by reference to Exhibit 10.51 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.52#

Loan Maturity Extension and Modification Agreement dated as of May 6, 2026, between the Registrant and Western Alliance Bank (incorporated by reference to Exhibit 10.52 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.53#

Loan Maturity Extension and Modification Agreement dated as of April 28, 2026, between the Registrant and Western Alliance Bank (incorporated by reference to Exhibit 10.53 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.54

Sixth Amendment to Loan and Security Agreement dated as of April 30, 2026, between the Registrant and Western Alliance Bank (incorporated by reference to Exhibit 10.54 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

Exhibit No.	Description

10.55

Second Amendment to Note and Warrant Purchase Agreement dated as of May 8, 2026, between the Registrant and Evergreen Capital Management, LLC (incorporated by reference to Exhibit 10.55 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on May 11, 2026).

10.56

Amendment No. 3 to Executive Employment Agreement, dated as of May 18, 2026, by and between the Registrant and Brandon Torres Declet (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K, filed with the SEC on May 20, 2026).

10.57*#	Confidential Side Letter Agreement, dated as of May 18, 2026, by and between the Registrant and Evergreen Capital Management, LLC.
21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of the Registrant’s Registration Statement on Form S-1/A filed with the SEC on May 11, 2026).
23.1*	Consent of Stephano Slack LLC.
23.2*	Consent of DLA Piper LLP (US) (included in Exhibit 5.1).
24.1	Power of Attorney (see signature page hereto).
107*	Filing Fee Table.
*	Filed herewith.
+	Indicates management contract or compensatory plan.
#

Certain confidential information - identified by a bracketed asterisk “[*]” - has been omitted from this exhibit pursuant to Item 601(b)(10) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of an unredacted copy to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, State of Pennsylvania, on the 29th of June, 2026.

EXYN TECHNOLOGIES, INC.

/s/ Brandon Torres Declet
Brandon Torres Declet
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Brandon Torres Declet and Ricardo Sotelo, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place, or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Brandon Torres Declet	Chief Executive Officer and Chair	June 29, 2026
Brandon Torres Declet	(Principal Executive Officer)

/s/ Ricardo Sotelo	Chief Financial Officer	June 29, 2026
Ricardo Sotelo	(Principal Financial and Accounting Officer)

/s/ Ted Tewksbury
Ted Tewksbury	Lead Independent Director	June 29, 2026

/s/ Jonathan Ollwerther
Jonathan Ollwerther	Director	June 29, 2026

/s/ Michael Burychka
Michael Burychka	Director	June 29, 2026

/s/ Gregory McNeal
Gregory McNeal	Director	June 29, 2026